Filed by Actavis plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

FORM S-4 File No.: 333-19478

THIS PROSPECTUS AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, or the contents of this Prospectus, you are recommended to obtain advice immediately from your stockbroker, bank manager, solicitor, accountant or other appropriate independent financial adviser, who, if you are taking advice in Ireland, is duly authorised or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations 2007 or the Investment Intermediaries Act 1995 (as amended), or, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 (as amended) of the United Kingdom or, if you are taking advice elsewhere, from another appropriately authorised independent financial adviser.

Any UK Person who is considering accepting the Offer should first seek appropriate professional advice.

Prospective acquirers of Actavis Ordinary Shares should be aware that the financial information contained in this Prospectus has been prepared, in the case of Actavis and in the case of Forest, in accordance with U.S. GAAP. Prospective acquirers of Actavis Ordinary Shares should conduct their own investigation and analysis of the business, data and transactions described in this Prospectus.

If you sell or have sold or otherwise transferred all of your Forest Common Stock, please send this Prospectus, the accompanying election forms and reply-paid envelope at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. Such documents should not, however, be forwarded, transmitted or distributed in or into or from any Excluded Territory. If you sell or have sold or otherwise transferred only part of your holding of Forest Common Stock, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

Actavis and the Actavis directors, whose names are set out at Part III (Actavis Directors, Secretary and Advisers) of this Prospectus, accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of Actavis and the Actavis directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Prospectus has been approved by the Central Bank, as competent authority under the Prospectus Directive. The Central Bank only approves this Prospectus as meeting the requirements imposed under Irish and E.U. law pursuant to the Prospectus Directive.

Such approval relates only to the Actavis Ordinary Shares which are to be offered to the public in the United Kingdom.

No application has been, or is currently intended to be, made for the Actavis Ordinary Shares to be admitted to listing or trading on the regulated market of the Irish Stock Exchange or any other regulated market for the purposes of Directive 2004/39/EC.

This Prospectus has been made available to the public in the United Kingdom in accordance with the Financial Services and Markets Act 2000 by the same being made available, free of charge, in printed form, until the Closing Date, at Latham & Watkins (London) LLP, 99 Bishopsgate, London, EC2M 3XF, U.K. and also in electronic form on Actavis’ website, www.actavis.com. Actavis has requested that the Central Bank provides a certificate of approval and a copy of this Prospectus to the competent authority, for the purposes of the Prospectus Directive, in the United Kingdom, being the UK Financial Conduct Authority. This Prospectus has not been and will not be submitted for approval to any supervisory authority other than the competent authority of Ireland, the Central Bank. This Prospectus will not be passported into any jurisdiction other than the United Kingdom. Therefore, no steps may be taken that would constitute or result in an offer to the public of Actavis Ordinary Shares outside the United Kingdom. The distribution of this Prospectus may, in certain jurisdictions, be restricted by law, and this Prospectus may not be used for the purpose of, or in connection with, any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation.

Certain terms used in this Prospectus, including technical and other terms, are defined and explained in Part XV (Definitions and Further Interpretation).

This Prospectus should be read in its entirety. Prospective holders of Actavis Ordinary Shares should review the risk factors set out in Part II (Risk Factors) for a discussion of certain factors that should be considered when deciding on what action to take in relation to the Offer.

Actavis plc

(incorporated in Ireland with limited liability under the Companies Acts, registered number 527629)

PROSPECTUS

relating to the issue by Actavis plc to the stockholders of Forest Laboratories, Inc. of ordinary shares in Actavis plc in exchange for their shares of common stock in Forest Laboratories, Inc.

30 May 2014

No person has been authorised to give any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorised by Actavis. Neither the delivery of this Prospectus nor any sale, purchase or subscription made on the basis hereof shall, under any circumstances, create any implication that there has been no change in the affairs of Actavis since the date hereof or that the information herein is correct as of any time subsequent to its date.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the jurisdiction in which they are resident. Persons who are resident in any jurisdiction or territory other than the United Kingdom should obtain professional advice and observe any applicable requirements.

The Offer is not being made, directly or indirectly in, into or from any Excluded Territory by the use of mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or of any facility of a national, state or other securities exchange of any Excluded Territory and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility from or within any Excluded Territory. Accordingly, copies of this Prospectus are not being, and must not be mailed or otherwise distributed or sent in, into or from any Excluded Territory and persons receiving such documents (including, without limitation, any nominee, trustee or custodian) must not distribute or send them in, into or from any Excluded Territory and doing so may invalidate any purported acceptance of the Offer by persons in any such jurisdiction. Notwithstanding the foregoing restrictions, Actavis reserves the right to permit the Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question. Failure to comply with the above restrictions may constitute a violation of relevant securities law.

It is the responsibility of any person not resident in the United States or the United Kingdom to ascertain that the legislation applicable in his/her/its country of residence is complied with, and that all other formalities that may be required are fulfilled, including the payment of all costs and levies.

All Forest stockholders (including, without limitation, any nominee, trustee or custodian) who would otherwise intend to, or who have a contractual or legal obligation to, forward this Prospectus and accompanying election forms to any Excluded Territory should refrain from doing so and seek appropriate professional advice.

In making an investment decision, investors must rely on their own examination of Actavis and/or Forest and the terms of the Mergers, including the merits and risks involved, as described in this Prospectus. Investors should rely only on the information contained in this Prospectus. Actavis has not authorised any other person to provide investors with different information. If anyone provides different or inconsistent information, it should not be relied upon. The information appearing in this Prospectus should be assumed to be accurate as of the date of this Prospectus only. The business, financial condition, results of operations of Actavis and the information set forth in this Prospectus may have changed since that date. Any significant new factor, material mistake or inaccuracy relating to the information included in this Prospectus that could materially affect the assessment of the Actavis Ordinary Shares and arises or is noted between the time that approval is obtained and the closing of the Offer shall be mentioned in a supplement to this Prospectus which shall be approved by the Central Bank before it is disseminated. This document shall be published and disseminated in the same manner as this Prospectus. The summary and, as the case may be, any translation thereof shall also be supplemented if necessary to take into account the new information included in the supplement to this Prospectus.

Any summary or description set forth in this Prospectus of legal provisions or contractual relationships is for information purposes only and should not be construed as legal or tax advice as to the interpretation or enforceability of such provisions or relationships. In general, none of the information in this Prospectus should be considered investment, legal or tax advice. Holders of Forest Common Stock should consult their own counsel, accountant and other advisers for legal, tax, business, financial and related advice regarding the Actavis Ordinary Shares.

UNITED STATES

The Actavis Ordinary Shares will be registered under the United States Securities Act of 1933, as amended.

The Actavis Ordinary Shares have not been approved or disapproved by the SEC or by any securities commission or regulatory authority of any State of the United States, nor have any of the foregoing authorities passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence.

Neither this Prospectus nor the Offer constitutes an offer to any other person or a general offer to the public of, or the general solicitation from the public of, offers to subscribe or purchase any of the Actavis Ordinary Shares in the United States.

Actavis exists under the laws of Ireland. Some of Actavis’ officers and directors may be residents of jurisdictions outside of the United States. As a result, it may be difficult for an acquirer of Actavis Ordinary Shares to enforce civil liabilities under the United States federal securities laws.

EUROPEAN ECONOMIC AREA

In relation to each member state of the EEA which has implemented the Prospectus Directive other than the United Kingdom (each, a ‘‘relevant member state’’), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the ‘‘relevant implementation date’’), no Actavis Ordinary Shares have been offered or will be offered pursuant to the Offer in that relevant member state prior to the publication of a prospectus in relation to the Actavis Ordinary Shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of Actavis Ordinary Shares may be made in that relevant member state at any time:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii)	to fewer than 100, or if the relevant member states has implemented Directive 2010/73/EU, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(iii)	in any other circumstances which do not require the publication by Actavis of a prospectus pursuant to Article 3 of the Prospectus Directive,

i

provided that no such offer of Actavis Ordinary Shares results in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any Actavis Ordinary Shares or to whom any offer is made under the Offer on the basis of (i) above will be deemed to have represented, acknowledged and agreed that it is a ‘‘qualified investor’’ within the meaning of Article 2(1)(e) of the Prospectus Directive and any measure implementing the Prospectus Directive in that relevant member state.

In the case of any Actavis Ordinary Shares being offered to a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Actavis Ordinary Shares subscribed for or acquired by it in the Mergers have not been subscribed for or acquired on a non-discretionary basis on behalf of, nor have they been subscribed for or acquired with a view to their resale to persons in circumstances which may give rise to an offer of Actavis Ordinary Shares to the public in any relevant member state other than the United Kingdom.

NO INCORPORATION OF WEBSITE INFORMATION

The contents of Actavis’ website or Forest’s website or any other website referred to in this Prospectus do not form part of this Prospectus.

ROUNDING

Percentages in certain tables in this Prospectus have been rounded and accordingly may not add up to 100%. Certain financial data has also been rounded. As a result of this rounding, the totals of data presented in this Prospectus may vary slightly from the actual arithmetic totals of such data.

FORWARD-LOOKING STATEMENTS

This Prospectus includes statements that are, or may be deemed to be, ‘‘forward-looking statements’’. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ‘‘believes’’, ‘‘estimates’’, ‘‘plans’’, ‘‘anticipates’’, ‘‘targets’’, ‘‘aims’’, ‘‘continues’’, ‘‘expects’’, ‘‘intends’’, ‘‘may’’, ‘‘will’’, ‘‘could’’, ‘‘would’’ or ‘‘should’’ or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Prospectus and include statements regarding Actavis’ and/or Forest’s intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth strategies and the markets in which Forest operates and in which Actavis will operate following completion of the Mergers.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements, including, but without limitation: conditions in the markets, the market position of Actavis and/or Forest, earnings, financial position, cash flows, return on capital, anticipated investments and capital expenditures, changing business or other market conditions and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the events described herein on Actavis and/or Forest.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Actavis and/or Forest or the markets in which they operate or will operate, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In particular, certain statements in this Prospectus relating to future financial results, plans and expectations regarding Actavis’ and Forest’s business, growth and profitability, as well as the general economic conditions to which Actavis and/or Forest are or may be exposed, are forward-looking in nature and may be affected by factors including, but not limited to, the Risk Factors identified by Actavis set out in greater detail at Part II (Risk Factors) of this Prospectus.

Forward-looking statements contained in this Prospectus based on trends or activities should not be taken as a representation that such trends or activities will continue in the future. Forward-looking statements speak only as of the date of this Prospectus.

Except as required by the Irish Prospectus Regulations or by law, Actavis disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any changes in Actavis’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

PAST PERFORMANCE IS NOT A RELIABLE INDICATION FOR FUTURE PERFORMANCE

Historical facts, information gained from historic experience, present facts, circumstances and information, and assumptions from all or any of these are not a guide to future performance. Aims, targets, plans and intentions referred to herein are no more than that and do not imply forecasts.

THIRD PARTY, INDUSTRY AND MARKET DATA

Information contained in this Prospectus in relation to Forest has been sourced from certain information provided to Actavis by Forest and from publicly available information concerning Forest, including third party financial and accounting data obtained from the publicly available audited consolidated financial statements for each of the three years ended 31 March 2013, 2012 and 2011.

Actavis confirms that the information in this Prospectus obtained from Forest has been accurately reproduced. So far as Actavis is aware and has been able to ascertain from information published by Forest, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Certain statements in this Prospectus regarding Forest’s position relative to its competitors and the markets in which Forest operates are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect the Actavis directors’ best estimates based on their experience and understanding of the market in which Forest operates. Certain statements in this Prospectus regarding Actavis’ position relative to its competitors and the markets in which it operates are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect the Actavis directors’ best estimates based on their experience and understanding of the market in which Actavis operates. Details of the Actavis directors’ experience and understanding in this regard are set out in the information relating to the Actavis directors in Part V (Information on Actavis) of this Prospectus. The Actavis directors accept responsibility for such statements of opinion as they appear in this Prospectus.

Actavis does not have access to the facts and assumptions underlying the numerical data and other information extracted from publicly available sources.

v

Part I

SUMMARY

Summaries are made up of disclosure requirements known as “Elements”. These Elements are numbered in Sections A – E (A.1 – E.7). This summary contains all of the elements required to be included in a summary for this type of securities and issuer. Because some elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.

Even though an element may be required to be inserted in the summary because of the type of securities and issuer, it is possible that no relevant information can be given regarding the Element. In this case, a short description of the Element is included in the summary with the mention of “not applicable”.

Section A—Introduction and warnings

A.1	Introduction:

THIS SUMMARY SHOULD BE READ AS AN INTRODUCTION TO THIS PROSPECTUS. ANY DECISION TO INVEST IN THE ACTAVIS ORDINARY SHARES SHOULD BE BASED ON CONSIDERATION OF THIS PROSPECTUS AS A WHOLE BY THE INVESTOR, INCLUDING, IN PARTICULAR, THE RISK FACTORS.

Where a claim relating to the information contained in this Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the member states of the E.U., have to bear the costs of translating this Prospectus before the legal proceedings are initiated.

Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus or it does not provide, when read together with other parts of this Prospectus, key information in order to aid investors when considering whether to invest in such securities.

A.2	Subsequent resale of securities or final placement of securities through financial intermediaries:	Not applicable; Actavis is not engaging any financial intermediaries for any resale of securities or final placement of securities requiring a prospectus after publication of this Prospectus.

Section B—Issuer

B.1	Legal and commercial name:	The legal and commercial name of the issuer is Actavis plc.

B.2	Domicile and legal form:	Actavis is incorporated in Ireland with registered number 527629 as a public limited company under the Companies Acts and is domiciled in Ireland.

B.3	Key factors relating to the nature of the issuer’s current operations and its principal activities:

Actavis (formerly known as Actavis Limited) was incorporated in Ireland on 16 May 2013 under the Companies Acts as a private limited company and converted into a public limited company on 20 September 2013. Actavis is a leading integrated global speciality pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, branded generic, brand name, biosimilar and over-the-counter pharmaceutical products. Actavis also develops and out-licenses generic pharmaceutical products primarily in Europe through its Medis third party business. Actavis has operations in more than 60 countries throughout the United States of America, Canada, Latin America, Europe and MEAAP. The U.S. remains Actavis’ largest commercial market, representing more than half of total net revenues for each of 2013 and 2012. As of 31 December 2013, Actavis marketed approximately 250 generic pharmaceutical product families and approximately 45 brand pharmaceutical product families in the U.S. and distributed approximately 12,725 stock-keeping units through its Anda Distribution. Actavis Ordinary Shares are listed on NYSE under the symbol “ACT”.

The registered office of Actavis is at 1 Grand Canal Square, Docklands, Dublin 2, Ireland.

B.4a	A description of the most significant recent trends affecting the issuer and the industries in which it operates:

The pharmaceutical industry is highly competitive. The Actavis Pharma and Actavis Speciality Brands businesses will compete with different companies depending upon product categories, and within each product category, upon dosage strengths and drug delivery systems. Such competitors include the major brand name and generic manufacturers of pharmaceutical products. In addition to product development, other competitive factors in the pharmaceutical industry include product quality and price, reputation and service and access to proprietary and technical information. Recent trends in this industry are toward further market consolidation of large drug companies into a smaller number of very large entities, further concentrating financial, technical and market strength and increasing competitive pressure in the industry.

B.5	Group description:

Actavis is the holding company of the Actavis Group. Actavis’ subsidiaries are wholly-owned, either directly or indirectly, by Actavis. Actavis’ significant subsidiaries are Watson Pharma, Inc., Actavis Elizabeth LLC and WCCL. Each of Watson Pharma, Inc. and Actavis Elizabeth LLC is Delaware incorporated. WCCL is a Puerto Rican entity.

B.6	Major shareholders:

The following table sets forth, as of 31 December 2013, the name, address and beneficial ownership of each person (including any “group” as defined in Section 13(d)(3) of the Exchange Act) known by Actavis to be the beneficial owner of more than 5% of the Actavis Ordinary Shares:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	9,668,151	5.5%
FMR LLC 245 Summer Street Boston, MA 02210	16,695,293	9.6%

All of the Actavis Ordinary Shares have the same voting rights. Actavis is not aware of any person who, directly or indirectly, jointly or severally, exercises or, immediately following completion of the Mergers, could exercise control over Actavis.

B.7	Historical key financial information:	SELECTED HISTORICAL FINANCIAL INFORMATION ON ACTAVIS

Actavis derived the financial information as of and for the fiscal years ended 31 December 2011 through 31 December 2013 from the audited consolidated financial statements of Actavis (and from the audited consolidated financial statements of its predecessor entities, as applicable). The information set forth below is only a summary that should be read together with the historical audited consolidated financial statements of Actavis and the related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus. Historical results are not necessarily indicative of any results to be expected in the future.

(In millions, except per share amounts)	2013(1)(2)(5)	2012(5)	2011
Operating Highlights
Net revenues	$8,677.6	$5,914.9	$4,584.4
Operating (loss)/income	(423.2)	315.7	523.4
Net (loss)/income attributable to common shareholders	(750.4)	97.3	260.9
Basic (loss)/earnings per share	$(5.27)	$0.77	$2.10
Diluted (loss)/earnings per share	$(5.27)	$0.76	$2.06
Weighted average shares outstanding:
Basic	142.3	125.8	124.5
Diluted	142.3	128.4	126.5

	At 31 December
	2013(1)(2)(3)(4)(5)	2012(5)	2011
Balance Sheet Highlights:
Current assets	$4,434.7	$3,838.3	$2,569.7
Working capital, excluding assets and liabilities held for sale	1,115.4	1,089.0	730.2
Total assets	22,725.9	14,114.8	6,698.3
Total debt	9,052.0	6,433.3	1,033.0
Total equity	9,537.1	3,856.4	3,562.5

(1)    On 1 October 2013, Actavis completed the Warner Chilcott Acquisition. Warner Chilcott was a leading speciality pharmaceutical company focused on women’s healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America. Beginning 1 October 2013, the following items were included in Actavis’ operating results:

• total revenues and related cost of sales for Warner Chilcott products;
• SG&A expenses and R&D expenses;
• amortisation expense for intangible assets acquired; and

•    increased interest expense from the senior secured notes assumed and the $2.0 billion aggregate term loan indebtedness assumed, and subsequently refinanced, in connection with the Warner Chilcott Acquisition.

(2)    On 1 August 2013, Actavis, Inc. entered into a transaction with Palau to acquire worldwide product rights to develop and commercialise albaconazole for the treatment of candidiasis. Actavis, Inc. simultaneously entered into a manufacturing and supply agreement with Palau for the supply of clinical and commercial quantities of the products. In connection with the execution of the agreements, Actavis, Inc. paid an upfront non-refundable payment of €10.0 million, or $13.4 million to Palau, which was recorded as R&D expense in the year ended 31 December 2013.

(3)    On 11 June 2013, Actavis, Inc. entered into an exclusive licence agreement with Medicines360 to market, sell and distribute Medicines360 LNG20 intrauterine device in the U.S. and in Canada for a payment of approximately $52.3 million. Actavis will also pay Medicines360 certain regulatory and sales based milestone payments totalling up to nearly $125.0 million plus royalties. Medicines360 retains the rights to market the product in the U.S. public sector, including family planning clinics that provide services to low-income women. LNG20, originally developed by Uteron Pharma S.P.R.L. in Belgium (now a subsidiary of Actavis), is designed to deliver 20 mcg of levonorgestrel per day for the indication of long-term contraception, and is currently in Phase III clinical trials in the United States. Pending FDA approval, the LNG20 product could be launched in the U.S. as early as 2014.

(4)    On 23 January 2013, Actavis, Inc. completed the Uteron Acquisition. The Uteron Acquisition expanded Actavis’ speciality brands’ pipeline of women’s health products including two potential near term commercial opportunities in contraception and infertility, and one oral contraceptive project projected to launch by 2018. Several additional products in earlier stages of development are also included in the acquisition.

(5)    On 31 October 2012, Watson completed the acquisition of Actavis Group. As of 31 December 2012, the estimated number of shares contingently issuable in connection with the Actavis Group earn-out was calculated to be 3.85 million shares. In the year ended 31 December 2013, the decision was made to award the remaining 1.65 million shares. The 1.65 million additional shares are included in the basic weighted average common shares outstanding for the year ended 31 December 2013 beginning on 28 March 2013. The Actavis Group was a privately held generic pharmaceutical company specialising in the development, manufacture and sale of generic pharmaceuticals. Actavis’ financial statements included in this report do not include the financial results of the Actavis Group for any of the periods presented prior to 31 October 2012.

The following table presents Actavis’ results of operations for the three months ended 31 March 2014 and 2013 (in millions, except per share amounts):

	Three Months Ended 31 March
	(Unaudited)
	2014	2013
Net revenues	$2,655.1	$1,895.5
Operating expenses:
Cost of sales (excludes amortisation and impairment of acquired intangibles including product rights)	1,293.0	1,086.6
R&D	171.5	132.1
SG&A	558.9	413.0
Amortisation	424.2	158.4
Loss on asset sales, impairments and contingent consideration adjustment, net	(0.4)	148.0
Total operating expenses	2,447.2	1,938.1
Operating income / (loss)	207.9	(42.6)
Non-operating income (expense):
Interest income	1.0	0.8
Interest expense	(72.8)	(54.1)
Other income (expense), net	5.0	20.6
Total other income (expense), net	(66.8)	(32.7)
Income / (loss) before income taxes and non-controlling interest	141.1	(75.3)
Provision for income taxes	44.4	28.2
Net income / (loss)	96.7	(103.5)
(Income) / loss attributable to non-controlling interest	(0.2)	0.7
Net income / (loss) attributable to common shareholders	$96.5	$(102.8)
Earnings / (loss) per share attributable to common shareholders:
Basic	$0.56	$(0.79)
Diluted	$0.55	$(0.79)
Weighted average shares outstanding:
Basic	173.8	130.2
Diluted	174.9	130.2

The following table presents Actavis’ Condensed Consolidated Balance Sheets as of 31 March 2014 and 31 December 2013 (in millions).

	31 March 2014	31 December 2013
Assets
Cash and cash equivalents	$337.7	$329.0
Marketable securities	2.5	2.5
Accounts receivable, net	1,508.7	1,404.9
Inventories, net	1,726.3	1,786.3
Other current assets	670.6	641.0
Assets held for sale	294.9	271.0
Property, plant and equipment, net	1,581.3	1,616.8
Investments and other assets	250.3	242.3
Product rights and other intangibles, net	7,866.8	8,234.5
Goodwill	8,164.8	8,197.6
Total assets	$22,403.9	$22,725.9
Liabilities & Equity
Current liabilities	$2,797.4	$3,048.3
Liabilities held for sale	204.7	246.6
Long-term debt and capital leases	8,452.2	8,517.4
Deferred income taxes and other liabilities	1,321.0	1,376.5
Total equity	9,628.6	9,537.1
Total liabilities and equity	$22,403.9	$22,725.9

SELECTED HISTORICAL FINANCIAL INFORMATION ON WARNER CHILCOTT

The following table sets forth Warner Chilcott’s selected historical consolidated financial data. The selected consolidated financial data as of 31 December 2012 and 2011 in this table have been derived from Warner Chilcott’s audited consolidated financial statements and related notes. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified by reference to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Notes to the Consolidated Financial Statements” contained in Warner Chilcott’s Annual Report on Form 10-K for the fiscal year ended 31 December 2012 that Warner Chilcott previously filed with the SEC and that is incorporated by reference into this Prospectus.

(in millions, except per share amounts)	2012(1)	2011(1)
Statement of Operations Data:
Total revenue	$2,541	$2,728
Costs and expenses:
Cost of sales (excluding amortisation and impairment of intangible assets)(2)	311	356
SG&A(3)	745	924
Restructuring costs(4)	47	104
R&D	103	108
Amortisation of intangible assets	498	596
Impairment of intangible assets(5)	106	—
(Gain) on sale of assets(6)	—	—
Interest expense, net(7)(8)(9)(10)	236	340

Income before taxes	495	300
Provision for income taxes	92	129

Net income / (loss)	$403	$171

Per Share Data:
Earnings / (loss) per ordinary share—basic	$1.62	$0.68
Earnings / (loss) per ordinary share—diluted	$1.61	$0.67
Dividends per share(7)(10)(12)	$4.25	$—
Weighted average shares outstanding—basic	248.3	252.0
Weighted average shares outstanding—diluted	250.5	254.3
Balance Sheet Data (at period end):
Cash and cash equivalents	$474	$616
Total assets(2)(4)(5)(6)(7)(8)	4,218	5,030
Total debt(6)(7)(8)(9)(10)	3,975	3,863
Shareholders’ (deficit) / equity(7)(10)(11)(12)	(600)	69

(1)    On 30 October 2009, Warner Chilcott acquired PGP for $2,919 million in cash and the assumption of certain liabilities. Under the terms of the purchase agreement, Warner Chilcott acquired PGP’s portfolio of branded pharmaceutical products, its prescription drug pipeline, its manufacturing facilities in Manati, Puerto Rico and Germany and a net receivable owed from P&G of approximately $60 million. Warner Chilcott funded the PGP acquisition with the proceeds of $2,600 million of borrowings made on 30 October 2009 under the Prior Senior Secured Credit Facilities and cash on hand. The incurrence of such indebtedness impacted Warner Chilcott’s interest expense during the years ended 31 December 2012 and 2011. The results of operations of PGP have been included in Warner Chilcott’s consolidated statement of operations since 30 October 2009. Warner Chilcott recorded adjustments to the fair value of its assets and liabilities as of the date of the PGP acquisition, which resulted in a significant increase to intangible assets. In addition, Warner Chilcott’s cost of sales for the years ended 31 December 2010 and 2009 included charges of $106 million and $74 million, respectively, attributable to a purchase accounting adjustment increasing the opening value of the inventories acquired in the PGP acquisition, which were recorded as that inventory was sold during each respective period.

(2)    In April 2011, Warner Chilcott announced a plan to repurpose its Manati, Puerto Rico manufacturing facility. As a result of the repurposing, Warner Chilcott recorded charges of $23 million for the write-down of certain property, plant and equipment and severance costs of $8 million in the year ended 31 December 2011. The expenses related to the Manati repurposing were recorded as a component of cost of sales.

(3)    Warner Chilcott recorded a gain of $20 million in the year ended 31 December 2012, as reduction of SG&A expenses, based on the determination that it was no longer probable that the contingent milestone payments to Novartis in connection with the U.S. acquisition of rights in ENABLEX would be required to be paid.

(4)    In April 2011, Warner Chilcott announced a plan to restructure its operations in Belgium, the Netherlands, France, Germany, Italy, Spain, Switzerland and the United Kingdom. The restructuring did not impact Warner Chilcott’s operations at its headquarters in Dublin, Ireland, its facilities in Dundalk, Ireland, Larne, Northern Ireland or Weiterstadt, Germany or its commercial operations in the United Kingdom. Warner Chilcott determined to proceed with the restructuring following the completion of a strategic review of its operations in its Western European markets where its product ACTONEL lost exclusivity in late 2010. ACTONEL accounted for approximately 70% of Warner Chilcott’s Western European revenues in the year ended 31 December 2010. In connection with the restructuring, Warner Chilcott moved to a wholesale distribution model in the affected jurisdictions to minimise operational costs going forward. The implementation of the restructuring plan impacted approximately 500 employees.

(5)    During the year ended 31 December 2012, Warner Chilcott recorded a non-cash impairment charge relating to its intangible assets of $106 million, $101 million of which was attributable to the impairment of Warner Chilcott’s DORYX intangible asset following the 30 April 2012 decision of the U.S. District Court for the District of New Jersey holding that neither Mylan’s nor Impax’s proposed generic version of its DORYX 150 product infringed the DORYX Patent and Mylan’s subsequent introduction of a generic product in early May 2012. During the year ended 31 December 2008, Warner Chilcott recorded a non-cash impairment charge related to the OVCON/FEMCON product family intangible asset as Warner Chilcott’s forecast of future cash flows declined compared to prior forecasts.

(6)    On 23 September 2009, Warner Chilcott agreed to terminate its exclusive product licensing rights in the United States to distribute LEO’s DOVONEX, TACLONEX and all other dermatology products in LEO’s development pipeline, and sold the related assets to LEO, for $1,000 million in cash. The LEO Transaction resulted in a gain of $393 million and resulted in reductions of goodwill and intangible assets of $252 million and $220 million, respectively. Warner Chilcott used a portion of the cash proceeds from the LEO Transaction to repay in full its then-outstanding senior secured credit facilities. In connection with the LEO Transaction, Warner Chilcott entered into a distribution agreement with LEO pursuant to which it agreed to, among other things, continue to distribute DOVONEX and TACLONEX for LEO, for a distribution fee, until 23 September 2010. On 30 June 2010, LEO assumed responsibility for its own distribution services.

(7)    On 8 September 2010, Warner Chilcott paid the 2010 Special Dividend to Warner Chilcott’s shareholders in the amount of $8.50 per share, or $2,144 million in the aggregate. At the time of the 2010 Special Dividend Warner Chilcott’s retained earnings were in a deficit position and consequently, the 2010 Special Dividend reduced Warner Chilcott’s additional paid-in-capital from $2,087 million to zero and increased its accumulated deficit by $57 million. Warner Chilcott funded the 2010 Special Dividend and paid related fees and expenses with the proceeds of $1,500 million of additional term loans borrowed under the Prior Senior Secured Credit Facilities and the issuance of $750 million aggregate principal amount of the 7.75% Notes, in each case on 20 August 2012. The incurrence of such indebtedness impacted Warner Chilcott’s interest expense during the years ended 31 December 2012 and 2011.

(8)    On 18 October 2010, Warner Chilcott acquired the U.S. rights to ENABLEX from Novartis for an upfront payment of $400 million in cash at closing, plus potential future milestone payments of up to $20 million in the aggregate, subject to the achievement of pre-defined 2011 and 2012 ENABLEX net sales thresholds. At the time of the ENABLEX Acquisition, $420 million was recorded as a component of intangible assets to be amortised on an accelerated basis over the period of the projected cash flows for the product. On 29 September 2010, Warner Chilcott issued an additional $500 million aggregate principal amount of the 7.75% Notes in order to fund the ENABLEX Acquisition and for general corporate purposes. The incurrence of such indebtedness impacted Warner Chilcott’s interest expense during the years ended 31 December 2012 and 2011.

(9)    On 17 March 2011, Warner Chilcott refinanced the Prior Senior Secured Credit Facilities and paid related fees and expenses and accrued interest with the proceeds of $3,000 million of term loans borrowed under Warner Chilcott’s Initial Senior Secured Credit Facilities, as well as approximately $279 million of cash on hand. The refinancing had the effect of extending the maturity profile of Warner Chilcott’s senior secured indebtedness and reducing certain LIBOR floors and interest margins, and impacted Warner Chilcott’s interest expense during the years ended 31 December 2012 and 2011.

(10)  On 10 September 2012, Warner Chilcott paid the 2012 Special Dividend to its shareholders in the amount of $4.00 per share, or $1,002 million in the aggregate. At the time of the 2012 Special Dividend Warner Chilcott’s retained earnings were in a deficit position and consequently, the 2012 Special Dividend reduced Warner Chilcott’s additional paid-in-capital from $63 million to zero and increased its accumulated deficit by $939 million. Warner Chilcott funded the 2012 Special Dividend and paid related fees and expenses with the proceeds of $600 million of additional term loans borrowed under the Additional Term Loan Facilities on 20 August 2012 and cash on hand.

(11)  In the years ended 31 December 2012 and 2011, Warner Chilcott redeemed 1.9 million ordinary shares (for an aggregate cost of $32 million) and 3.7 million shares (for an aggregate cost of $56 million), respectively, pursuant to the Prior Redemption Programme. Following the settlement of such redemptions, Warner Chilcott cancelled all shares redeemed. As a result, Warner Chilcott recorded a decrease in ordinary shares at par value of $0.01 per share, and Warner Chilcott’s accumulated deficit/retained earnings was increased/decreased in the years ended 31 December 2012 and 2011, respectively.

(12)  On 14 December 2012, Warner Chilcott paid its first semi-annual cash dividend to its shareholders under the dividend policy in the amount of $0.25 per share, or $62 million in the aggregate. The semi-annual dividend reduced Warner Chilcott’s additional paid-in-capital from $5 million to zero as of 30 November 2012 and increased its accumulated deficit by $57 million.

B.8	Selected key pro forma financial information:	SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma combined financial information (“selected pro forma information”) gives effect to the acquisition of Forest by Actavis. The selected pro forma information has been prepared using the acquisition method of accounting under U.S. GAAP, under which the assets and liabilities of Forest will be recorded by Actavis at their respective fair values as of the date the Mergers are completed. The selected unaudited pro forma combined balance sheet data as of 31 December 2013 gives effect to the Mergers as if they had occurred on 31 December 2013. The selected unaudited pro forma combined statement of operations data for the year ended 31 December 2013 give effect to the Mergers as if they had occurred on 1 January 2013.

The selected pro forma information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information (“pro forma statements”) of the Combined Company appearing below in this Prospectus and the accompanying notes to the pro forma statements. In addition, the pro forma statements were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of each of Actavis, Warner Chilcott, Forest and Aptalis for the applicable periods, which have been incorporated in this Prospectus by reference. The selected pro forma information has been presented for informational purposes only and is not necessarily indicative of what the Combined Company’s financial position or results of operations actually would have been had the acquisition been completed as of the dates indicated. In addition, the selected pro forma information does not purport to project the future financial position or operating results of the Combined Company. Due to its nature, the pro forma information addresses a hypothetical situation and does not therefore represent Actavis’ actual position or results. Also, as explained in more detail in the accompanying notes to the pro forma statements, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma information are subject to adjustment and may vary significantly from the fair values that will be recorded upon completion of the Mergers.

Selected Unaudited Pro Forma Combined Statement of Operations Data

For the year ended 31 December 2013
(in millions except for per share data)	(Unaudited Pro Forma Combined)
Net Revenues	$14,518.9
Net loss attributable to ordinary shareholders	$(1,753.8)
Loss per ordinary share—basic	$(7.60)
Loss per ordinary share—diluted	$(7.60)
Weighted-average number of ordinary shares outstanding—basic	230.9
Weighted-average number of ordinary shares outstanding—diluted	230.9

Selected Unaudited Pro Forma Combined Balance Sheet Data

As of 31 December 2013
(in millions)	(Unaudited Pro Forma Combined)
Total assets	$55,310.3
Long-term debt and capital leases, including current portion	$17,877.6
Total equity	$28,605.0

B.9	Profit forecast:	Not applicable; this Prospectus does not contain profit forecasts or estimates. Neither Actavis nor Forest has published an outstanding profit forecast or estimate.

B.10	A description of the nature of any qualifications in the audit report on the historical financial information:	Not applicable; there are no qualifications in the audit report on the historical financial information.

B.11	Qualified working capital:

Not applicable; Actavis is of the opinion that the working capital available to the Combined Company is sufficient for its present requirements and is sufficient for a period of at least 12 months from the date of this Prospectus. In the event that the Mergers do not complete, Actavis is of the opinion that the working capital available to the Actavis Group is sufficient for its present requirements and is sufficient for a period of at least 12 months from the date of this Prospectus.

Section C—Securities

C.1	Type and class of security:	Actavis Ordinary Shares (ISIN No.: IE00BD1NQJ95).

C.2	Currency of the securities issue:	The Actavis Ordinary Shares are denominated in $.

C.3	The number of shares issued:

Based on the number of shares of Forest Common Stock outstanding as of 20 March 2014, the total number of fully paid Actavis Ordinary Shares (par value $0.0001 per share) that is expected to be issued or reserved for issuance pursuant to the Mergers is approximately 99 million.

C.4	A description of the rights attaching to the securities:

The Actavis Ordinary Shares will be issued as fully paid and will rank pari passu in all respects with each other and will rank in full for all dividends and other distributions thereafter declared, made or paid in respect of the Actavis Ordinary Shares.

C.5	Restrictions on the free transferability of the securities:

Actavis’ articles of association provide that the Actavis directors, in their absolute discretion, and without assigning any reason therefor, may decline to register any transfer of a share which is not fully paid. The Actavis directors may also decline to recognise any instrument of transfer unless:

—     the instrument of transfer is duly stamped (if required by law) and lodged with Actavis, at such place as the Actavis directors appoint for the purpose, accompanied by the certificate for the Actavis Ordinary Shares (if any has been issued) to which it relates, and such other evidence as the Actavis directors may reasonably require to show the right of the transferor to make the transfer;

— the instrument of transfer is in respect of only one class of share; and

—     the Actavis directors are satisfied that all applicable consents, authorisations, permissions or approvals required to be obtained pursuant to any applicable law or agreement prior to such transfer have been obtained or that no such consents, authorisations, permissions or approvals are required.

If the Actavis directors refuse to register a transfer, they must, within three months after the date on which the transfer was lodged with Actavis, send to the transferee notice of the refusal.

C.6	Admission:	Not applicable; no application has been made, or is currently intended to be made, for the Actavis Ordinary Shares to be admitted to trading on any E.U. regulated market.

C.7	Dividend policy:

Actavis’ memorandum and articles of association authorise the directors to pay interim dividends to the extent they appear justified by profits without shareholder approval. The board of directors may also recommend a dividend to be approved and declared by the Actavis shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency. All holders of Actavis Ordinary Shares will participate pro rata in respect of any dividend which may be declared in respect of ordinary shares by Actavis.

The directors of Actavis may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Actavis in relation to the Actavis Ordinary Shares.

The directors may also authorise Actavis to issue shares with serial preferred rights to participate in dividends declared by Actavis. The holders of serial preferred shares may, depending on their terms, rank senior to the Actavis Ordinary Shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Since Actavis is still a growing company, profits are reinvested back into the business; Actavis does not pay a dividend nor does Actavis have a dividend re-investment programme.

Section D—Risks

D.1	Key information on the key risks that are specific to the issuer or its industry:	Prior to investing in the Actavis Ordinary Shares, prospective investors should consider the risks associated therewith. The risks relating to Actavis and/or its industry include the following:

—     Actavis and Forest may fail to realise all of the anticipated benefits of the Mergers or those benefits may take longer to realise than expected. The Combined Company may also encounter significant difficulties in integrating the two businesses. The Mergers may result in adverse tax consequences to Actavis;

—     Combining the businesses of Actavis and Forest may be more difficult, costly or time consuming than expected, which may adversely affect Actavis’ results and negatively affect the value of Actavis Ordinary Shares following the First Merger;

— Actavis and Forest will incur direct and indirect costs as a result of the Mergers;

—     Actavis expects that, following the Mergers, Actavis will have significantly less cash on hand than the sum of cash on hand of Actavis and Forest prior to the Mergers—this reduced amount of cash could adversely affect Actavis’ ability to grow;

—     If the First Merger is consummated, Actavis will incur a substantial amount of debt to finance the cash portion of the Merger Consideration, which could restrict its ability to engage in additional transactions or incur additional indebtedness;

— Actavis’ and Forest’s actual financial positions and results of operations may differ materially from the unaudited pro forma financial information included in this Prospectus;
— The Mergers may not be accretive and may cause dilution to Actavis’ earnings per share, which may negatively affect the market price of Actavis Ordinary Shares;
— The IRS may not agree that Actavis is a foreign cooperation for U.S. federal tax purposes;

—     Section 7874 likely will limit Actavis’ and its U.S. affiliates’ ability to utilise certain U.S. tax attributes of Forest and its U.S. affiliates to offset certain U.S. taxable income, if any, generated by the Mergers or certain specified transactions for a period of time following the Mergers;

— Actavis’ status as a foreign corporation for U.S. federal tax purposes could be affected by a change in law;
— Future changes to U.S. and foreign tax laws could adversely affect Actavis;

—     If the Mergers do not qualify as a reorganisation under Section 368(a) of the Code or are otherwise taxable to U.S. holders of Forest Common Stock, then such holders may be required to pay substantial U.S. federal income taxes;

— Transfers of Actavis Ordinary Shares, other than by means of the transfer of book-entry interests in the DTC, may be subject to Irish stamp duty;
— In certain limited circumstances, dividends paid by Actavis may be subject to Irish dividend withholding tax;
— Because the market price of Actavis Ordinary Shares will fluctuate, Forest stockholders cannot be sure of the market price of the Actavis Ordinary Shares they will receive;
— Forest stockholders may receive a form of consideration different from that which they elect;
— The market price for Actavis Ordinary Shares after the Closing Date may be affected by factors different from those that historically have affected Forest Common Stock and Actavis Ordinary Shares;

—     Actavis and Forest must obtain required approvals and governmental and regulatory consents to consummate the Mergers, which if delayed, not granted or granted with unacceptable conditions, may prevent (for example, if shareholder consent is not obtained), delay or jeopardise the consummation of the Mergers, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Mergers;

— The Merger Agreement may be terminated in accordance with its terms and the Mergers may not be completed;

—     The Merger Agreement contains provisions that restrict Actavis’ ability to pursue alternatives to the Mergers and, in specified circumstances, could require Actavis to pay Forest a termination fee of up to $1.175 billion;

—     The Merger Agreement contains provisions that restrict Forest’s ability to pursue alternatives to the First Merger and, in specified circumstances, could require Forest to pay Actavis a termination fee of up to $875 million;

— While the First Merger is pending, Actavis and Forest will be subject to business uncertainties that could adversely affect their business;
— Forest directors and officers may have interests in the First Merger different from the interests of Forest stockholders and Actavis shareholders;
— Forest stockholders will have a reduced ownership and voting interest in Actavis than they currently have in Forest after the First Merger and will exercise less influence over management;
— Actavis Ordinary Shares to be received by Forest stockholders as a result of the First Merger will have rights different from the shares of Forest Common Stock;
— The opinions of Actavis’ and Forest’s financial advisers will not reflect changes in circumstances between the original signing of the Merger Agreement and the completion of the First Merger;

— Irish resident or ordinarily resident holders of Forest Common Stock may be subject to Irish tax on chargeable gains on the cancellation of their shares of Forest Common Stock;
— Legal proceedings in connection with the Mergers, the outcomes of which are uncertain, could delay or prevent the completion of the Mergers;
— Actavis Ordinary Shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax;
— Failure to consummate the Forest Acquisition could negatively impact Actavis’ share price and Actavis’ future business and financial results;

—     Actavis’ operating results and financial condition may fluctuate from quarter to quarter and year to year for a number of reasons, including development of new competitive products or generics by others, the timing and receipt of approvals by the FDA and other regulatory authorities, etc.;

—     Actavis’ substantial debt and other financial obligations could impair Actavis’ financial condition and Actavis’ ability to fulfil Actavis’ debt obligations—any refinancing of this substantial debt could be at significantly higher interest rates;

— If Actavis does not successfully integrate newly acquired businesses into Actavis’ business operations, Actavis’ business could be adversely affected;
— Any acquisitions of technologies, products and businesses could adversely affect Actavis’ relationships with key customers and/or could result in significant charges to earnings;
— Actavis is subject to federal and state healthcare fraud and abuse laws which may adversely affect Actavis’ business;
— If Actavis is unable to successfully develop or commercialise new products, Actavis’ operating results will suffer;
— If generic products that compete with any of Actavis’ branded pharmaceutical products are approved and sold, sales of Actavis’ products will be adversely affected;
— Actavis’ branded pharmaceutical expenditures may not result in commercially successful products;

—     Actavis’ investments in biosimilar products may not result in products that are approved by the FDA or other ex-U.S. regulatory authorities and, even if approved by such authorities, may not result in commercially successful products;

—     If competitors are successful in limiting competition for certain generic products through their legislative, regulatory and litigation efforts, Actavis’ sales of certain generic products may suffer;

— From time to time Actavis may need to rely on licences to proprietary technologies, which may be difficult or expensive to obtain;
— Third parties may claim that Actavis infringes their proprietary rights and may prevent Actavis from manufacturing and selling some of Actavis’ products;
— Actavis’ Anda Distribution operations are highly dependent upon a primary courier service;
— Actavis’ Anda Distribution operations concentrate on generic products and therefore are subject to the risks of the generic industry;

— Actavis’ Anda Distribution operations compete directly with significant customers of Actavis’ generic and brand businesses;

—     If Actavis is unable to obtain sufficient supplies from key manufacturing sites or suppliers that in some cases may be the only source of finished products or raw materials, Actavis’ ability to deliver Actavis’ products to the market may be impeded;

— Actavis’ policies regarding returns, allowances and chargebacks, and marketing programmes adopted by wholesalers, may reduce Actavis’ revenues in future fiscal periods;

—     The design, development, manufacture and sale of Actavis’ products involves the risk of product liability claims by consumers and other third parties, and insurance against such potential claims is expensive and may be difficult to obtain;

— The loss of Actavis’ key personnel could cause Actavis’ business to suffer;

—     Significant balances of intangible assets, including product rights and goodwill acquired, are subject to impairment testing and may result in impairment charges, which will adversely affect Actavis’ results of operations and financial condition;

— Actavis may need to raise additional funds in the future which may not be available on acceptable terms or at all;
— Actavis’ business could suffer as a result of manufacturing difficulties or delays;
— Actavis’ global operations, particularly following the Actavis Group and Warner Chilcott Acquisitions, expose Actavis to risks and challenges associated with conducting business internationally;
— Actavis has exposure to tax liabilities;

—     Actavis has incurred and will continue to incur significant transaction, integration and restructuring costs in connection with recent transactions, including the Actavis Group and Warner Chilcott acquisitions;

—     Substantial amounts of Actavis’ information concerning Actavis’ products, customers, employees and ongoing business are stored digitally and are subject to threats of theft, tampering, or other intrusion;

— A failure of Actavis’ internal control over financial reporting could materially impact Actavis’ business or share price;
— Forest’s major products face generic competition upon patent expiration;
— Forest’s business depends on intellectual property protection;
— Forest’s business model currently depends on the successful in-licensing or acquisition of new product opportunities;
— Post-approval clinical trials and developments could adversely affect the sales of Forest’s products;
— Many of Forest’s principal products and APIs are only available from a single manufacturing source;
— Regulatory compliance issues could materially affect Forest’s financial position and results of operations;
— Pharmaceutical cost-containment initiatives may negatively affect Forest’s net income;

— Forest’s business presents risk of product liability claims;
— Forest’s consolidated financial statements may be impacted in future periods based on the accuracy of Forest’s valuations of Forest’s acquired businesses and other agreements; and
— Forest could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

D.3	Key information on the key risks that are specific to the securities:	— The Actavis Ordinary Share price could be subject to significant fluctuations;
— Future share issues and sales of Actavis Ordinary Shares could result in dilution and reduce the influence of existing holders of Actavis Ordinary Shares; and
— Actavis Ordinary Shares are subject to certain rights and restrictions which are different to those affecting Forest Common Stock.

Section E—Offer

E.1	The total net proceeds and an estimate of the total expenses of the issue:	There will be no proceeds accruing to Actavis under the Offer.

Except as otherwise expressly provided in the Merger Agreement, all out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of a party to the Merger Agreement in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring the expense, except that Actavis and Forest will share equally all expenses incurred in connection with (a) printing, filing and mailing the joint proxy statement/prospectus on Form S-4 and this Prospectus, and all SEC and other regulatory filing fees incurred in connection therewith, (b) the exchange agent, and (c) any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar taxes.

Actavis currently estimates that, upon the Closing Date, transaction-related costs incurred by the Combined Company, including fees and expenses relating to finance, will be approximately $178.5 million.

E.2a	Reasons for the issue, use of proceeds and estimated net amount of the proceeds:	Actavis Ordinary Shares are being issued pursuant to the Offer as part of the Merger Consideration.
There will be no proceeds accruing to Actavis under the Offer.

E.3	A description of the terms and conditions of the issue:	Not applicable; the purpose of this Prospectus is to permit UK persons who are Forest stockholders to accept the Offer in a manner compliant with E.U. prospectus law.

E.4	A description of any interest that is material to the issue/offer including conflicting interests:

Other than as disclosed in Element B.6 above (i.e. disclosure of each person known by Actavis to be the beneficial owner of more than 5% of the Actavis Ordinary Shares), there are no other interests, including conflicting interests, that are material to the Offer, although Forest directors and executive officers may have interests in the First Merger that are different from, or in addition to, those of Forest stockholders and Actavis shareholders.

E.5	Name of the person or entity offering to sell the securities and details of any lock-up agreements:	Save for Actavis, there are no entities or persons offering to sell Actavis Ordinary Shares.

E.6	Dilution:

The Mergers may not be accretive and may cause dilution to Actavis’ earnings per share, which may negatively affect the market price of Actavis Ordinary Shares. Future share issues and sales of Actavis Ordinary Shares could result in dilution and reduce the influence of existing holders of Actavis Ordinary Shares. It is expected that Actavis shareholders and Forest stockholders, in each case as of immediately prior to the First Merger, will hold approximately 65% and 35%, respectively, of the issued and outstanding Actavis Ordinary Shares immediately after completion of the First Merger.

E.7	Estimated expenses charged to the investor by the issuer:	Not applicable; no expenses will be charged to any investor by Actavis in respect of the Offer.

Part II

RISK FACTORS

In addition to the other information set out in this Prospectus, the following specific factors should be considered carefully by Forest stockholders before deciding whether to accept the Offer. The risks associated with holding Actavis Ordinary Shares include the following identifiable risks which, individually or in aggregate, could have a material adverse effect on Actavis and/or its shareholders. The risks discussed below comprise all of the material risks of which the Actavis directors are aware as at the date of this Prospectus.

The risks identified below are those which the Actavis directors believe to be material in the context of Actavis and/or Forest but these risks may not be the only risks faced by Actavis and/or Forest. Additional risks, including those that the Actavis directors are unaware of or currently deem immaterial, may also result in decreased income, increased expenses or other events that could result in a decline in the value of Actavis Ordinary Shares. The headings for each risk factor set out below are not definitive and potential investors should read the entirety of each risk factor.

Following the Mergers, Actavis will be the holding company for the Combined Company and therefore the risk factors relating to Forest set out below will also have the ability to materially impact the business and operations of Actavis.

Statements made in the risk factors below relating to the competitive position of Forest are based on the opinion of the Actavis directors who, in making such statements, have relied on their knowledge of the pharmaceutical market and of the conditions affecting that particular market.

Risks Related to the Mergers

Because the market price of Actavis Ordinary Shares will fluctuate, Forest stockholders cannot be sure of the market price of the Actavis Ordinary Shares they will receive.

As a result of the First Merger, each issued and outstanding share of Forest Common Stock, other than excluded shares and dissenting shares, will be converted into the right to receive the Standard Election Consideration. Alternatively, Forest stockholders will have the right to make either a Cash Election to receive the Cash Election Consideration, or a Stock Election to receive the Stock Election Consideration, for each of their shares of Forest Common Stock. Both the Cash Election and the Stock Election are subject to proration and adjustment procedures to cause the total amount of cash paid, and the total number of Actavis Ordinary Shares issued, in the First Merger to the holders of shares of Forest Common Stock (other than excluded shares and dissenting shares), as a whole, to equal as nearly as practicable the total amount of cash and number of shares that would have been paid and issued if all of such shares of Forest Common Stock were converted into the Standard Election Consideration.

The market price of Actavis Ordinary Shares, which Forest stockholders may receive in the First Merger, will continue to fluctuate from the date of this Prospectus through the closing of the Mergers. Accordingly, at the time of the Forest special meeting, Forest stockholders will not know or be able to determine the market price of the Actavis Ordinary Shares they may receive upon completion of the First Merger. It is possible that, at the closing of the Mergers, the shares of Forest Common Stock held by Forest stockholders may have a greater market value than the cash and the Actavis Ordinary Shares for which they are exchanged.

The market price of Actavis Ordinary Shares on the date of the Forest special meeting may not be indicative of the market price of Actavis Ordinary Shares that Forest stockholders will receive upon completion of the First Merger. The market prices of Actavis Ordinary Shares and Forest Common Stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors, including general market and economic conditions and changes in the respective businesses, operations and prospects, and regulatory considerations of Actavis and Forest.

Market assessments of the benefits of the Mergers and the likelihood that the Mergers will be completed, as well as general and industry specific market and economic conditions, may also impact market prices of Actavis Ordinary Shares and Forest Common Stock. Many of these factors are beyond Actavis’ and Forest’s control. You should obtain current market quotations for shares of Forest Common Stock and for Actavis Ordinary Shares.

Forest stockholders may receive a form of consideration different from that which they elect.

Although each Forest stockholder may elect to receive all cash or all Actavis Ordinary Shares in the First Merger, the pool of cash and the Actavis Ordinary Shares available for all Forest stockholders will be a fixed percentage of the aggregate Merger Consideration at closing, and will not exceed the aggregate number of Actavis Ordinary Shares that would have been issued, and the aggregate amount of cash that would have been paid, to all of the holders of shares of Forest Common Stock had the election to receive 0.3306 of an Actavis Ordinary Share and $26.04 in cash been made with respect to each share of Forest Common Stock (other than excluded shares and dissenting shares). As a result, if the aggregate amount of shares with respect to which either Cash Elections or Stock Elections have been made would otherwise result in payments of cash or stock in excess of the maximum amount of cash or stock available, and a Forest stockholder has chosen the consideration election that exceeds the maximum available, such Forest stockholder will receive consideration in part in a form that such stockholder did not choose. This could result in, among other things, tax consequences that differ from those that would have resulted if such Forest stockholder had received the form of consideration that the stockholder elected (including the potential recognition of gain for federal income tax purposes if the stockholder receives cash).

The market price for Actavis Ordinary Shares after the Closing Date may be affected by factors different from those that historically have affected Forest Common Stock and Actavis Ordinary Shares.

Upon completion of the First Merger, holders of shares of Forest Common Stock (other than those who elect to receive all cash, and who do receive all cash, in the First Merger, and the holders of excluded shares and dissenting shares) will become holders of Actavis Ordinary Shares. Actavis’ businesses differ from those of Forest, and accordingly the results of operations of Actavis will be affected by some factors that are different from those currently affecting the results of operations of Forest. In addition, upon completion of the First Merger, holders of Actavis Ordinary Shares will become holders of shares in the Combined Company. The results of operation of the Combined Company may also be affected by some factors that are different from those currently affecting Actavis, including:

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the risk that the combination with Forest might not be completed in a timely manner or at all and the attendant adverse consequences for Actavis’ and Forest’s businesses as a result of the pendency of the combination and operational disruption;

•	the risk that Forest stockholders might fail to approve the adoption of the Merger Agreement and/or Actavis shareholders fail to approve the share issuance;

•

the risk of adverse outcomes of pending or threatened litigation or government investigations with respect to Forest, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the business or operations of Forest, or of the Combined Company after the combination;

•

the restrictions on the conduct of Actavis’ business prior to the completion of the combination, including the restrictions of acquiring or agreeing to acquire any entity or assets which would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by the Merger Agreement;

•

the requirement that Actavis pays Forest a termination fee of either $1.175 billion or $335 million under certain circumstances prompting the termination of the Merger Agreement and that while the Actavis board may change its recommendation, it cannot terminate the Merger Agreement for a superior proposal;

•

the risks associated with the occurrence of events which may materially and adversely affect the operations or financial condition of Forest and its subsidiaries, which may not entitle Actavis to terminate the Merger Agreement;

•	the risk that the potential benefits, savings and synergies of the combination may not be fully or partially achieved, or may not be achieved within the expected timeframe;

•	the challenges and difficulties relating to integrating the operations of Actavis and Forest;

•

the risk of diverting Actavis management focus and resources from other strategic opportunities and from operational matters while working to implement the transaction with Forest, and other potential disruption associated with combining and integrating Actavis and Forest, and the potential effects of such diversion and disruption on the businesses and customer relationships of Actavis and Forest;

•

the risk that because the exchange ratio related to the stock portion of the Merger Consideration to be paid to Forest stockholders is fixed, the value of the stock portion of the Merger Consideration to be paid by Actavis could fluctuate between the original signing of the Merger Agreement and the completion of the transactions contemplated by the Merger Agreement;

•	the possibility that the Combined Company could have lower revenue and growth rates than each of Actavis and Forest experienced historically; and

•	the effects of general competitive, economic, political and market conditions and fluctuations on Actavis, Forest or the Combined Company.

Actavis and Forest must obtain required approvals and governmental and regulatory consents to consummate the Mergers, which if delayed, not granted or granted with unacceptable conditions, may prevent (for example, if shareholder consent is not obtained), delay or jeopardise the consummation of the Mergers, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Mergers.

The Mergers are subject to customary closing conditions. These closing conditions include, among others, the receipt of required approvals by the Forest stockholders and the Actavis shareholders, the clearances of the Mergers by certain governmental and regulatory authorities and the expiration or termination of applicable waiting periods under the HSR Act, and the antitrust and competition laws of certain foreign countries under which filings or approvals are or may be required. To the extent required, foreign investment filings will be made, though these are not closing conditions. The governmental agencies from which the parties will make these filings and seek certain of these approvals and consents have broad discretion in administering the governing regulations. Actavis and Forest can provide no assurance that all required approvals and consents will be obtained. Moreover, as a condition to their approval of the transaction, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the business of the Combined Company after the closing. These requirements, limitations, costs, divestitures or restrictions could prevent, jeopardise or delay the effective time or reduce the anticipated benefits of the transaction.

Further, no assurance can be given that the required shareholder and stockholder approvals will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals or clearances.

If Actavis and Forest agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals or clearances required to consummate the transaction, these requirements, limitations, costs, divestitures or restrictions could adversely affect the Combined Company’s ability to integrate Actavis’ operations with Forest’s operations and/or reduce the anticipated benefits of the transaction. This could result in a failure to consummate the transactions or have a material adverse effect on the business and results of operations of the Combined Company.

The Merger Agreement may be terminated in accordance with its terms and the Mergers may not be completed.

The Merger Agreement contains a number of conditions that must be fulfilled to complete the Mergers. Those conditions include: the approval of the First Merger Proposal by Forest stockholders, approval of the Actavis Share Issuance Proposal by Actavis shareholders, receipt of requisite regulatory and antitrust approvals, absence of orders prohibiting completion of the Mergers, effectiveness of the registration statement on Form S-4, approval of the Actavis Ordinary Shares to be issued to Forest stockholders for listing on NYSE, the continued accuracy of the representations and warranties of both parties subject to specified materiality standards, and the performance by both parties of their covenants and agreements. These conditions to the closing of the Mergers may not be fulfilled and, accordingly, the Mergers may not be completed. In addition, if the First Merger is not completed by 17 August 2014 (subject to extension to 17 November 2014, and subsequently to 17 December 2014, if the only conditions not satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing Date, which conditions shall be capable of being satisfied) are conditions relating to HSR clearance, other required filings and clearances under foreign antitrust laws, the absence of certain proceedings under antitrust laws and the absence of any orders or injunctions under antitrust laws), either Actavis or Forest may choose not to proceed with the Mergers. In addition, Actavis or Forest may elect to terminate the Merger Agreement in certain other circumstances, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the First Merger, before or after stockholder approval.

The Merger Agreement contains provisions that restrict Actavis’ ability to pursue alternatives to the Mergers and, in specified circumstances, could require Actavis to pay Forest a termination fee of up to $1.175 billion.

Under the Merger Agreement, Actavis is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging, discussing or negotiating, or furnishing information with regard to, any inquiry, proposal or offer for a competing acquisition proposal from any person or entity. Actavis may not terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal. If the Actavis board of directors (after consultation with Actavis’ financial advisers and legal counsel) determines that such proposal is more favourable to the Actavis shareholders than the Mergers and the Actavis board of directors recommends such proposal to the Actavis shareholders, Forest would be entitled to terminate the Merger Agreement. Under such circumstances, Actavis would be required to pay Forest a termination fee equal to $1.175 billion. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Actavis from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher value than the value of the Merger Consideration. Additionally, in the event the Merger Agreement is terminated due to the failure of the Actavis shareholders to approve the Actavis Share Issuance Proposal at the Actavis EGM, Actavis would be required to pay Forest a fee of $335 million, increasing to $1.175 billion in certain circumstances.

The Merger Agreement contains provisions that restrict Forest’s ability to pursue alternatives to the First Merger and, in specified circumstances, could require Forest to pay Actavis a termination fee of up to $875 million.

Under the Merger Agreement, Forest is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging, discussing or negotiating, or furnishing information with regard to, any inquiry, proposal or offer for a competing acquisition proposal from any person or entity. Forest may not terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal. If the Forest board of directors (after consultation with Forest’s financial advisers and legal counsel) determines that such proposal is more favourable to the Forest stockholders than the Mergers and the Forest board of directors recommends such proposal to the Forest stockholders, Actavis would be entitled to terminate the Merger Agreement. Under such circumstances, Forest would be required to pay Actavis a termination fee equal to $875 million. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Forest from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher value than the value of the Merger Consideration. Additionally, in the event the Merger Agreement is terminated due to the failure of the Forest stockholders to approve the First Merger Proposal at the Forest special meeting, Forest would be required to pay Actavis a fee of $250 million, increasing to $875 million in certain circumstances.

While the First Merger is pending, Actavis and Forest will be subject to business uncertainties that could adversely affect their business.

Uncertainty about the effect of the First Merger on employees, customers and suppliers may have an adverse effect on Forest and Actavis. These uncertainties may impair Actavis’ and Forest’s ability to attract, retain and motivate key personnel until the First Merger is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with Actavis and Forest to seek to change existing business relationships with Actavis and Forest. Employee retention may be challenging during the pendency of the Mergers, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, the business of the Combined Company following the Mergers could be seriously harmed. In addition, the Merger Agreement restricts Forest and, to a lesser extent, Actavis, from taking specified actions until the First Merger occurs without the consent of the other party. These restrictions may prevent Actavis or Forest from pursuing attractive business opportunities that may arise prior to the completion of the First Merger.

Forest directors and officers may have interests in the First Merger different from the interests of Forest stockholders and Actavis shareholders.

Certain of the directors and executive officers of Forest negotiated the terms of the Merger Agreement, and the Forest board of directors recommended that the stockholders of Forest vote in favour of the merger-related proposals. These directors and executive officers may have interests in the First Merger that are different from, or in addition to, those of Forest stockholders and Actavis shareholders. These interests include, but are not limited to, the continued employment of certain executive officers of Forest by Actavis, the continued service of certain directors of Forest as directors of Actavis, the treatment in the First Merger of stock options, restricted stock, restricted stock units, bonus awards, change of control employment agreements and other rights held by Forest directors and executive officers, and the indemnification of former Forest directors and officers by Actavis. Forest stockholders and Actavis shareholders should be aware of these interests when they consider their respective board of directors’ recommendation that they vote in favour of the merger-related proposals.

The Forest board of directors was aware of these interests when it declared the advisability of the Merger Agreement, determined that it was fair to the Forest stockholders and recommended that the Forest stockholders adopt the Merger Agreement.

Forest stockholders will have a reduced ownership and voting interest in Actavis than they currently have in Forest after the First Merger and will exercise less influence over management.

Forest stockholders currently have the right to vote in the election of the board of directors of Forest and on other matters affecting Forest. Upon the completion of the First Merger, each Forest stockholder who receives Actavis Ordinary Shares will become a shareholder of Actavis with a percentage ownership of Actavis that is smaller than the stockholder’s percentage ownership of Forest. It is currently expected that the former stockholders of Forest as a group will receive shares in the First Merger constituting approximately 35% of the outstanding Actavis Ordinary Shares immediately after the First Merger. Because of this, Forest stockholders will have less influence on the management and policies of Actavis than they now have on the management and policies of Forest.

Actavis Ordinary Shares to be received by Forest stockholders as a result of the First Merger will have rights different from the shares of Forest Common Stock.

Upon completion of the First Merger, the rights of former Forest stockholders who become Actavis shareholders will be governed by the memorandum of association and articles of association of Actavis and by Irish law. The rights associated with shares of Forest Common Stock are different from the rights associated with Actavis Ordinary Shares. Material differences between the rights of stockholders of Forest and the rights of shareholders of Actavis include differences with respect to, among other things, distributions, dividends, repurchases and redemptions, dividends in shares / bonus issues, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the articles of association.

The opinions of Actavis’ and Forest’s financial advisers will not reflect changes in circumstances between the original signing of the Merger Agreement and the completion of the First Merger.

Actavis and Forest have not obtained updated opinions from their respective financial advisers as of the date of this Prospectus and do not expect to receive updated opinions prior to the completion of the First Merger. Changes in the operations and prospects of Actavis or Forest, general market and economic conditions and other factors that may be beyond the control of Actavis or Forest, and on which Actavis’ and Forest’s financial advisers’ opinions were based, may significantly alter the value of Forest or the prices of Actavis Ordinary Shares or Forest Common Stock by the time the First Merger is completed. The opinions do not speak as of the time the First Merger will be completed or as of any date other than the date of such opinions. Because Actavis’ and Forest’s financial advisers will not be updating their opinions, the opinions will not address the fairness of the Merger Consideration from a financial point of view at the time the First Merger is completed. Actavis’ board of directors’ recommendation that Actavis shareholders vote “FOR” the Actavis Share Issuance Proposal and Forest’s board of directors’ recommendation that Forest stockholders vote “FOR” the First Merger Proposal, however, are made as of the date of this Prospectus.

Irish resident or ordinarily resident holders of Forest Common Stock may be subject to Irish tax on chargeable gains on the cancellation of their shares of Forest Common Stock.

Forest stockholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or Forest stockholders that hold their shares of Forest Common Stock in connection with a trade carried on by such persons through an Irish branch or agency, will, subject to the availability of any exemptions and reliefs, generally be subject to Irish tax on chargeable gains arising on the cancellation of their shares of Forest Common Stock pursuant to the First

Merger. The receipt by such a Forest stockholder of cash only pursuant to a Cash Election will be treated as a disposal of his or her shares of Forest Common Stock for the purposes of Irish CGT and such holder may, subject to the availability of any exemptions and reliefs, realise a chargeable gain (or allowable loss). On the basis that the First Merger is treated as a ‘scheme of reconstruction or amalgamation’ for Irish CGT purposes and subject to certain conditions the following treatment should apply:

•

The receipt by such a Forest stockholder of Actavis Ordinary Shares and cash (including any cash received in lieu of a fractional Actavis Ordinary Share) will be treated as a part disposal of his or her shares of Forest Common Stock for Irish CGT purposes in respect of the cash consideration received. This may, subject to the availability of any exemptions and reliefs, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT in respect of the cash received.

•

The Actavis Ordinary Shares received should be treated as the same asset as the cancelled shares of Forest Common Stock and as acquired at the same time and for the same consideration as those cancelled shares of Forest Common Stock as adjusted for the part of the consideration attributable to the part disposal in respect of the receipt of cash.

•

If such a Forest stockholder makes a Stock Election and receives only Actavis Ordinary Shares on the cancellation of his or her shares of Forest Common Stock, the cancellation and receipt should not be treated as a disposal of shares of Forest Common Stock for Irish CGT purposes but instead the Actavis Ordinary Shares received should be treated as the same asset as those cancelled shares of Forest Common Stock and as acquired at the same time and for the same consideration as those cancelled shares of Forest Common Stock.

United Kingdom tax resident holders of Forest Common Stock may be subject to United Kingdom tax on chargeable gains on the exchange of their Forest Common Stock pursuant to the Mergers.

Forest stockholders that are resident in the United Kingdom for United Kingdom tax purposes, may be subject to United Kingdom corporation tax or capital gains tax (depending on their status) on the exchange of their Forest Common Stock pursuant to the Mergers, depending on the stockholder’s particular circumstances and the type of consideration received by the stockholder and subject to the availability of any exemptions and reliefs. Special rules apply to tax gains on disposals or deemed disposals made by individuals at a time when they are temporarily not tax resident in the United Kingdom. Forest stockholders should consult their tax advisers with respect to the United Kingdom tax consequences of the Offer and the Mergers.

Legal proceedings in connection with the Mergers, the outcomes of which are uncertain, could delay or prevent the completion of the Mergers.

Since the announcement of the Merger Agreement on 18 February 2014, a number of putative stockholder class action complaints have been filed in New York and Delaware courts against Forest, the members of its board of directors, Actavis, Tango U.S. Holdings, Merger Sub 1 and Merger Sub 2 challenging the proposed Mergers. The actions allege that members of the Forest board of directors breached their fiduciary duties by agreeing to sell Forest for inadequate consideration and pursuant to an inadequate process, and that Actavis, Tango U.S. Holdings, Merger Sub 1 and Merger Sub 2 aided and abetted these alleged breaches. Among other remedies, the plaintiffs seek to enjoin the Mergers. Such legal proceedings could prevent, delay or prevent the Mergers from becoming effective within the agreed upon timeframe.

Actavis Ordinary Shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish CAT (currently levied at a rate of 33% above certain tax-free thresholds) could apply to a gift or inheritance of Actavis Ordinary Shares irrespective of the place of residence, ordinary residence, or domicile of the parties. This is because Actavis Ordinary Shares will be regarded as property situated in Ireland for Irish CAT purposes. The person who receives the gift or inheritance has primary liability for CAT.

Risks Related to the Business of the Combined Company

Actavis and Forest may fail to realise all of the anticipated benefits of the Mergers or those benefits may take longer to realise than expected. The Combined Company may also encounter significant difficulties in integrating the two businesses. The Mergers may result in adverse tax consequences to Actavis.

The ability of Actavis and Forest to realise the anticipated benefits of the transaction will depend, to a large extent, on the Combined Company’s ability to integrate the two businesses. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, Actavis and Forest will be required to devote significant management attention and resources to integrating their business practices and operations. The integration process may disrupt the businesses and, if implemented ineffectively, would restrict the realisation of the full expected benefits. The failure to meet the challenges involved in integrating the two businesses and to realise the anticipated benefits of the transaction could cause an interruption of, or a loss of momentum in, the activities of the Combined Company and could adversely affect the results of operations of the Combined Company.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention. The difficulties of combining the operations of Actavis and Forest, include:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

•	difficulties in the integration of operations and systems;

•	conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

•	difficulties in the assimilation of employees;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers;

•

potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Mergers, including possible adverse tax consequences to the Actavis Group pursuant to the anti-inversion rules under Section 7874 of the Code, as a result of the Mergers;

•	challenges in attracting and retaining key personnel; and

•	coordinating a geographically dispersed organisation.

Many of these factors will be outside of the control of Actavis or Forest and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of the Combined Company. In addition, even if the operations of the businesses of Actavis and Forest are integrated successfully, the full benefits of the transaction may not be realised, including the synergies, cost savings or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame, or at all. Or, additional unanticipated costs may be incurred in the integration of the businesses of Actavis and Forest. All of these factors could cause dilution to the earnings per share of Actavis, decrease or delay the expected accretive effect of the transaction, and negatively impact the price of Actavis Ordinary Shares. As a result, Actavis cannot assure that the combination of Actavis and Forest will result in the realisation of the full benefits anticipated from the transaction.

Combining the businesses of Actavis and Forest may be more difficult, costly or time-consuming than expected, which may adversely affect Actavis’ results and negatively affect the value of Actavis Ordinary Shares following the First Merger.

Actavis and Forest have entered into the Merger Agreement because each believes that the Mergers will be beneficial to it and its respective shareholders and stockholders and that combining the businesses of Actavis and Forest will produce benefits and cost savings. If Actavis is not able to successfully combine the businesses of Actavis and Forest in an efficient and effective manner, the anticipated benefits and cost savings of the Mergers may not be realised fully, or at all, or may take longer to realise than expected, and the value of Actavis Ordinary Shares may be affected adversely.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realised. Actual synergies, if achieved, may be lower than and may take longer to achieve than anticipated. If Actavis is not able to adequately address integration challenges, Actavis may be unable to successfully integrate Actavis’ and Forest’s operations or to realise the anticipated benefits of the integration of the two companies.

Actavis and Forest will incur direct and indirect costs as a result of the Mergers.

Actavis and Forest will incur substantial expenses in connection with completing the Mergers, and over a period of time following the completion of the Mergers, Actavis further expects to incur substantial expenses in connection with coordinating the businesses, operations, policies and procedures of Actavis and Forest. While Actavis has assumed that a certain level of transaction and coordination expenses will be incurred, there are a number of factors beyond Actavis’ control that could affect the total amount or the timing of these transaction and coordination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately. These expenses may exceed the costs historically borne by Actavis and Forest.

Actavis expects that, following the Mergers, Actavis will have significantly less cash on hand than the sum of cash on hand of Actavis and Forest prior to the Mergers. This reduced amount of cash could adversely affect Actavis’ ability to grow.

Actavis is expected to have significantly less cash and cash equivalents on hand than the approximately $1,362.1 million of combined cash and cash equivalents of the two companies, after giving effect to the Aptalis Acquisition, as of 31 December 2013, and would have on a pro forma basis, giving effect to the Mergers as if they had been consummated on 31 December 2013, no cash and cash equivalents. Although the management of Actavis believes that it will have access to cash sufficient to meet Actavis’ business objectives and capital needs, the lessened availability of cash and cash equivalents following the consummation of the Mergers could constrain Actavis’ ability to grow its business. Actavis’ financial position following the Mergers could also make it vulnerable to general economic downturns and industry conditions, and place it at a competitive disadvantage relative to its competitors that have more cash at their disposal.

If the First Merger is consummated, Actavis will incur a substantial amount of debt to finance the cash portion of the Merger Consideration, which could restrict its ability to engage in additional transactions or incur additional indebtedness.

In connection with the First Merger, Actavis expects to (i) borrow up to $5.0 billion under the senior credit facilities, (ii) issue and sell up to $2.0 billion in aggregate principal amount of senior unsecured notes and (iii) under certain circumstances, borrow up to $2.0 billion in loans under the bridge facility. Following the completion of the First Merger, the Combined Company will have a significant amount of indebtedness outstanding. On a pro forma basis, giving effect to the incurrence of indebtedness, the consolidated indebtedness of Actavis would be approximately $17,877.6 million as of 31 December 2013. This substantial level of indebtedness could have important consequences to Actavis’ business, including making it more difficult to satisfy its obligations, increasing its vulnerability to general adverse economic and industry conditions, limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates and restricting Actavis from pursuing certain business opportunities. These limitations could reduce the benefits Actavis expects to achieve from the First Merger or impede its ability to engage in future business opportunities or strategic acquisitions.

In addition, under certain circumstances, Actavis could be required to make an offer to repurchase Forest’s senior notes shortly after the completion of the First Merger at a price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest thereon to the date of repurchase. If any such offer is accepted, Actavis intends to fund the required repurchase from a combination of available cash on hand of Actavis and additional financing. Actavis cannot assure that any such financing will be available in an amount sufficient to fund prepayment of Forest’s senior notes or at all or that the terms of any such financing will be favourable. In addition, any such financing may include restrictive covenants that, among other things, limit Actavis’ ability to engage in certain business transactions or incur additional indebtedness.

Actavis’ and Forest’s actual financial positions and results of operations may differ materially from the unaudited pro forma financial information included in this Prospectus.

The pro forma financial information contained in this Prospectus is presented for illustrative purposes only and may not be an indication of what Actavis’ financial position or results of operations would have been had the transaction been completed on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of both Actavis and Forest and certain adjustments and assumptions have been made regarding the Combined Company after giving effect to the transaction. The assets and liabilities of Forest have been measured at fair value based on various preliminary estimates using assumptions that Actavis management believes are reasonable utilising information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the Combined Company’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Actavis’ financial condition or results of operations after the Closing Date.

Any potential decline in Actavis’ financial condition or results of operations may cause significant variations in the share price of Actavis.

The Mergers may not be accretive and may cause dilution to Actavis’ earnings per share, which may negatively affect the market price of Actavis Ordinary Shares.

Although Actavis currently anticipates that the Mergers will be accretive to earnings per share (on an adjusted earnings basis) from and after the Mergers, this expectation is based on preliminary estimates, which may change materially.

Actavis expects to issue or reserve for issuance approximately 99 million Actavis Ordinary Shares in connection with completion of the First Merger. The issuance of these new Actavis Ordinary Shares could have the effect of depressing the market price of Actavis Ordinary Shares.

In addition, Actavis could also encounter additional transaction-related costs or other factors such as the failure to realise all of the benefits anticipated in the Mergers. All of these factors could cause dilution to Actavis’ earnings per share or decrease or delay the expected accretive effect of the Mergers and cause a decrease in the market price of Actavis Ordinary Shares.

The IRS may not agree that Actavis is a foreign corporation for U.S. federal tax purposes.

Although Actavis is incorporated in Ireland, the IRS may assert that Actavis should be treated as a U.S. corporation for U.S. federal tax purposes pursuant to Section 7874. For U.S. federal tax purposes, a corporation generally is classified as either a U.S. corporation or a foreign corporation by reference to the jurisdiction of its organisation or incorporation. Because Actavis is an Irish incorporated entity, it would generally be classified as a foreign corporation under these rules. Section 7874 provides an exception to this general rule under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal tax purposes.

Under Section 7874, a corporation created or organised outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring all the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (including the receipt of the foreign corporation’s shares in exchange for the U.S. corporation’s shares), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of organisation or incorporation relative to such expanded affiliated group’s worldwide activities. For purposes of Section 7874, multiple acquisitions of U.S. corporations by a foreign corporation, if treated as part of a plan or series of related transactions, may be treated as a single acquisition. If multiple acquisitions of U.S. corporations are treated as a single acquisition, all shareholders of the acquired U.S. corporations would be aggregated for purposes of the test set forth above concerning such shareholders holding at least 80% (by either vote or value) of the shares of the foreign acquiring corporation after the acquisitions by reason of holding shares in the acquired U.S. corporations.

Actavis believes that, in the Warner Chilcott Acquisition, the Actavis, Inc. shareholders received less than 80% (by both vote and value) of the Actavis Ordinary Shares and consequently that the test set forth above to treat Actavis as a foreign corporation was satisfied. However, the law and Treasury regulations promulgated under Section 7874 are relatively new and somewhat unclear, and thus Actavis cannot assure that the IRS will agree that the ownership requirements to treat Actavis as a foreign corporation were met in the Warner Chilcott Acquisition. Moreover, even if such ownership requirements were met in the Warner Chilcott Acquisition, the

IRS may assert that, even though the Mergers are separate transactions from the Warner Chilcott Acquisition, the Mergers may be integrated with the Warner Chilcott Acquisition. In the event the IRS were to prevail with such assertion, Actavis would be treated as a U.S. corporation for U.S. federal tax purposes. Actavis has received opinions from Latham & Watkins LLP and PricewaterhouseCoopers LLP to the effect that Actavis should not be treated as a domestic corporation for U.S. federal income tax purposes as a result of the Mergers, but Actavis cannot assure that the IRS will agree with this position and/or would not successfully challenge Actavis’ status as a foreign corporation. If such a challenge by the IRS were successful, significant adverse tax consequences would result for Actavis.

Section 7874 likely will limit Actavis’ and its U.S. affiliates’ ability to utilise certain U.S. tax attributes of Forest and its U.S. affiliates to offset certain U.S. taxable income, if any, generated by the Mergers or certain specified transactions for a period of time following the Mergers.

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilise certain U.S. tax attributes such as net operating losses to offset U.S. taxable income resulting from certain transactions. Based on the limited guidance available, Actavis believes that this limitation applies to Actavis and its U.S. affiliates following the Warner Chilcott Acquisition and as a result, Actavis currently does not expect that it or its U.S. affiliates (including Forest and its U.S. affiliates after the Mergers) will be able to utilise certain U.S. tax attributes of Forest and its U.S. affiliates to offset their U.S. taxable income, if any, resulting from certain specified taxable transactions.

Actavis’ status as a foreign corporation for U.S. federal tax purposes could be affected by a change in law.

Actavis believes that, under current law, it is treated as a foreign corporation for U.S. federal tax purposes. However, changes to the inversion rules in Section 7874 or the U.S. Treasury Regulations promulgated thereunder or other IRS guidance could adversely affect Actavis’ status as a foreign corporation for U.S. federal tax purposes, and any such changes could have prospective or retroactive application to Actavis, Forest, their respective stockholders, shareholders and affiliates, and/or the Mergers. In addition, recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, and such legislation, if passed, could have an adverse effect on Actavis. For example, in March 2014, the President of the United States proposed legislation which would amend the anti-inversion rules. Although its application is limited to transactions closing after 2014, no assurance can be given that proposal will not be changed in the legislative process and be enacted to apply to prior transactions.

Future changes to U.S. and foreign tax laws could adversely affect Actavis.

The U.S. Congress, the Organisation for Economic Co-operation and Development and other Government agencies in jurisdictions where Actavis and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States and other countries in which Actavis and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Actavis and its affiliates (including Forest and its affiliates after the Mergers).

If the Mergers do not qualify as a reorganisation under Section 368(a) of the Code or are otherwise taxable to U.S. holders of Forest Common Stock, then such holders may be required to pay substantial U.S. federal income taxes.

It is intended that, for U.S. federal income tax purposes, the Mergers, taken together, shall (1) qualify as a reorganisation within the meaning of Section 368(a) of the Code and (2) not result in gain being recognised by U.S. holders of Forest Common Stock immediately prior to the effective time of the First Merger under Section 367(a) of the Code (other than any such shareholder that would be a “5% transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Actavis following the Mergers that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), and the parties intend to report the Mergers in a manner consistent with the Intended Tax Treatment. However, there are significant factual and legal uncertainties concerning whether the Mergers will qualify for the Intended Tax Treatment. For example, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that where a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise qualify as a reorganisation within the meaning of Section 368(a) of the Code, the U.S. shareholder is required to recognise gain, but not loss, realised on such exchange unless certain requirements are met. There are significant factual and legal uncertainties concerning the determination of certain of these requirements. In addition, the closing of the Mergers is not conditioned upon the receipt of an opinion of counsel that the Mergers will qualify for the Intended Tax Treatment, and no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain a challenge by the IRS. Moreover, none of Actavis, Tango U.S. Holdings, Forest or either of the Merger Subs intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Mergers. If at the effective time of the Mergers the fair market value of Forest were found to exceed that of Actavis, or other requirements for the non-recognition of gain under Section 367(a) of the Code are not met or any requirement of Section 368 is not satisfied, a U.S. holder of Forest Common Stock would recognise gain (but may not be able to recognise loss) based on the amount such U.S. holder realises in the Mergers.

Transfers of Actavis Ordinary Shares, other than by means of the transfer of book-entry interests in the DTC, may be subject to Irish stamp duty.

For the majority of transfers of Actavis Ordinary Shares, there will not be any Irish stamp duty. Transfers of Actavis Ordinary Shares effected by means of the transfer of book-entry interests in DTC are not subject to Irish stamp duty. However, if you hold your Actavis Ordinary Shares directly rather than beneficially through DTC, any transfer of your Actavis Ordinary Shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). A shareholder who directly holds shares may transfer those shares into his or her own broker account to be held through DTC (or vice versa) without giving rise to Irish stamp duty provided that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not in contemplation of a sale of the shares by a beneficial owner to a third party.

Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your shares.

In certain limited circumstances, dividends paid by Actavis may be subject to Irish dividend withholding tax.

In certain limited circumstances, Irish DWT (currently at a rate of 20%) may arise in respect of dividends, if any, paid on Actavis Ordinary Shares. A number of exemptions from DWT exist pursuant to which shareholders resident in the U.S. and shareholders resident in the Relevant Territories may be entitled to exemptions from DWT.

Please note the requirement to complete certain relevant DWT Forms in order to qualify for many of the exemptions. Dividends paid in respect of Actavis Ordinary Shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such shares in the records of the broker holding such shares is recorded as being in the U.S. (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Actavis). Similarly, dividends paid in respect of Actavis Ordinary Shares that are held outside of DTC and are owned by a former Forest stockholder who is a resident of the U.S. will not be subject to DWT if such shareholder has provided a completed IRS Form 6166 or a valid DWT Form to Actavis’ transfer agent to confirm its U.S. residence and claim an exemption. Shareholders resident in other Relevant Territories may also be eligible for exemption from DWT on dividends paid in respect of their shares provided they have furnished valid DWT Forms to their brokers (in respect of shares held through DTC) (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Actavis) or to Actavis’ transfer agent (in respect of shares held outside of DTC). However, other shareholders may be subject to DWT, which if you are such a shareholder could adversely affect the price of your shares.

Risks Related to Actavis’ Business

The risk factors specific to Actavis’ businesses that will also affect the Combined Company after the Mergers should be read and considered.

Failure to consummate the Forest Acquisition could negatively impact Actavis’ share price and Actavis’ future business and financial results.

If the Forest Acquisition is not consummated, Actavis’ ongoing businesses may be adversely affected and, without realising any of the benefits of having consummated the Forest Acquisition, Actavis will be subject to a number of risks, including the following:

•	Actavis will be required to pay costs and expenses relating to the Forest Acquisition;

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if the Merger Agreement is terminated under specified circumstances, Actavis may be required to pay to Forest a termination fee equal to $1,175.0 million, subject to reduction in certain circumstances;

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matters relating to the Forest Acquisition (including integration planning) may require substantial commitments of time and resources by Actavis’ management, which could otherwise have been devoted to other opportunities that may have been beneficial to Actavis;

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the Merger Agreement restricts Actavis, without Forest’s consent and subject to certain exceptions (such as actions below specified materiality thresholds, actions otherwise required by the Merger Agreement, actions required by law or governmental order, or other actions as may be agreed upon by the parties), from making certain acquisitions and taking other specified actions until the merger is consummated or the Merger Agreement terminates. These restrictions may prevent Actavis from pursuing otherwise attractive business opportunities and making other changes to Actavis’ business that may arise prior to completion of the merger or termination of the Merger Agreement; and

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Actavis also could be subject to litigation related to any failure to consummate the merger or related to any enforcement proceeding commenced against Actavis to perform Actavis’ respective obligations under the Merger Agreement. Publicly announced mergers that are not ultimately consummated are frequently the targets of shareholder and/or counterparty litigation related to any failure to consummate the merger.

If the Mergers are not consummated, these risks may materialise and may adversely affect Actavis’ business, financial results and share price.

Actavis’ operating results and financial condition may fluctuate for a number of reasons, including, but not limited to, product and price competition, delays in receiving regulatory approvals, changes in policies of health plans, laws and regulations, and general economic and industry conditions.

Actavis’ operating results and financial condition may fluctuate from quarter to quarter and year to year for a number of reasons, including, but not limited to, product and price competition, delays in receiving approvals, changes in policies of health plans, laws and regulations and general economic and industry conditions. In particular, the following events or occurrences, among others, could cause fluctuations in Actavis’ financial performance from period to period:

•	development of new competitive products or generics by others;

•	the timing and receipt of approvals by the FDA and other regulatory authorities;

•	the failure to obtain, delay in obtaining or restrictions or limitations on approvals from the FDA or other regulatory authorities;

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difficulties or delays in resolving FDA or other regulatory authority-observed deficiencies at Actavis’ manufacturing facilities, which could delay Actavis’ ability to obtain approvals of pending product applications or curtail availability to continue production of existing products;

•	delays or failures in clinical trials that affect Actavis’ ability to achieve FDA approvals or approvals from other regulatory authorities;

•	serious or unexpected health or safety concerns with Actavis’ products or product candidates;

•	changes in the amount Actavis spends to research and develop, acquire or license new products, technologies or businesses;

•	changes in the amount Actavis spends to promote Actavis’ products;

•	delays between Actavis’ expenditures to acquire new products, technologies or businesses and the generation of revenues from those acquired products, technologies or businesses;

•	changes in treatment practices of physicians that currently prescribe Actavis’ products;

•	changes in coverage and reimbursement policies of health plans and other health insurers, including changes that affect newly developed or newly acquired products;

•	changes in laws and regulations concerning coverage and reimbursement of pharmaceutical products, including changes to Medicare, Medicaid and similar programmes;

•	increases in the cost of raw materials used to manufacture Actavis’ products;

•	realisation of assets and settlement of liabilities at amounts equal to estimated fair value as of the acquisition date in connection with any acquisitions or dispositions;

•	manufacturing and supply interruptions, including failure to comply with manufacturing specifications;

•	the effect of economic changes in hurricane, monsoon, earthquake and other natural disaster-affected areas;

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the impact of third party patents and other intellectual property rights which Actavis may be found to infringe, or may be required to license, and the potential damages or other costs Actavis may be required to pay as a result of a finding that Actavis infringe such intellectual property rights or a decision that Actavis is required to obtain a licence to such intellectual property rights;

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changes in antitrust laws and regulations concerning settlement of patent and other intellectual property disputes, and potential damages or other costs Actavis may be required to pay as a result of such changes;

•	the mix of products that Actavis sells during any time period;

•	lower than expected demand for Actavis’ products;

•	Actavis’ responses to price competition;

•	Actavis’ ability to successfully integrate and commercialise the products, technologies and businesses Actavis acquires or licenses, as applicable;

•	expenditures as a result of legal actions;

•	market acceptance of Actavis’ products;

•	the impairment and write-down of goodwill or other intangible assets or investments or long-lived assets;

•	disposition of Actavis’ primary products, technologies and other rights;

•	termination or expiration of, or the outcome of disputes relating to, trademarks, patents, licence agreements and other rights;

•	changes in insurance rates for existing products and the cost and availability of insurance for new and existing products;

•	general economic and industry conditions, including changes in interest rates affecting returns on cash balances and investments that affect customer demand;

•	costs and outcomes of any tax audits;

•	fluctuations in foreign currency exchange rates;

•	costs and outcomes of any litigation involving intellectual property, product promotional activities, drug pricing or reimbursement, product liability, customers or other issues;

•	timing of revenue recognition related to licensing agreements and/or strategic collaborations;

•	Actavis’ ability to successfully integrate newly acquired businesses; and

•	risks related to the growth of Actavis’ business across numerous countries world-wide and the inherent international economic, regulatory, political and business risks.

As a result, Actavis believes that period-to-period comparisons of Actavis’ results of operations are not necessarily meaningful, and these comparisons should not be relied upon as an indication of future performance. The above factors may cause Actavis’ operating results to fluctuate and adversely affect Actavis’ financial condition and results of operations.

Actavis’ substantial debt and other financial obligations could impair Actavis’ financial condition and Actavis’ ability to fulfil Actavis’ debt obligations. Any refinancing of this substantial debt could be at significantly higher interest rates.

Actavis’ substantial indebtedness and other financial obligations could:

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impair Actavis’ ability to obtain financing in the future for working capital (outside the period falling 12 months after the date of this Prospectus), capital expenditures, acquisitions or general corporate purposes;

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have a material adverse effect on Actavis if Actavis fails to comply with financial and affirmative and restrictive covenants in Actavis’ debt agreements and an event of default occurs as a result of a failure that is not cured or waived;

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require Actavis to dedicate a substantial portion of Actavis’ cash flow for interest payments on Actavis’ indebtedness and other financial obligations, thereby reducing the availability of Actavis’ cash flow to fund working capital (outside the period falling 12 months after the date of this Prospectus) and capital expenditures;

•	limit Actavis’ flexibility in planning for, or reacting to, changes in Actavis’ business and the industry in which Actavis operates; and

•	place Actavis at a competitive disadvantage compared to Actavis’ competitors that have proportionally less debt.

Additionally, certain of Actavis’ financing agreements may contain cross-default or other similar provisions whereby a default under one financing agreement could result in a default under Actavis’ other financing agreements.

If Actavis is unable to meet Actavis’ debt service obligations and other financial obligations, Actavis could be forced to restructure or refinance Actavis’ indebtedness and other financial transactions, seek additional equity capital or sell Actavis’ assets. Actavis might then be unable to obtain such financing or capital or sell Actavis’ assets on satisfactory terms, if at all. Any refinancing of Actavis’ indebtedness could be at significantly higher interest rates, and/or incur significant transaction fees.

If Actavis does not successfully integrate newly acquired businesses into Actavis’ business operations, Actavis’ business could be adversely affected.

Actavis will need to successfully integrate the operations of newly acquired businesses, including Warner Chilcott, with Actavis’ business operations. Integrating the operations of new businesses with that of Actavis’ own is a complex and time-consuming process. Prior to each acquisition, the acquired business operated independently, with its own business, corporate culture, locations, employees and systems. There may be substantial difficulties, costs and delays involved in any integration of other businesses with that of Actavis’ own. These may include:

•	distracting management from day-to-day operations;

•	potential incompatibility of corporate cultures;

•	an inability to achieve synergies as planned;

•	costs and delays in implementing common systems and procedures; and

•	increased difficulties in managing Actavis’ business due to the addition of international locations.

These risks may be accentuated if the majority of the former businesses’ operations, employees and customers are located outside of the United States. Any one or all of these factors may increase operating costs or lower anticipated financial performance. Many of these factors are also outside of Actavis’ control.

Achieving anticipated synergies and the potential benefits underlying Actavis’ reasons for any acquisition will depend on successful integration of the businesses. The failure to integrate the business operations of the acquired business successfully would have a material adverse effect on Actavis’ business, financial condition and results of operations.

Any acquisitions of technologies, products and businesses could adversely affect Actavis’ relationships with key customers and/or could result in significant charges to earnings.

Actavis regularly reviews potential acquisitions of technologies, products and businesses complementary to Actavis’ business. Acquisitions typically entail many risks and could result in difficulties in integrating operations, personnel, technologies and products. In connection with acquisitions, Actavis could experience disruption in Actavis’ business, technology and information systems, customer or employee base, including diversion of management’s attention from Actavis’ continuing operations. There is also a risk that key employees of companies that Actavis acquires or key employees necessary to successfully commercialise technologies and products that Actavis acquires may seek employment elsewhere, including with Actavis’ competitors. Furthermore, there may be overlap between Actavis’ products or customers and the companies that Actavis acquires that may create conflicts in relationships or other commitments detrimental to the integrated businesses.

In addition, as a result of acquiring businesses or products, or entering into other significant transactions, Actavis may experience significant charges to earnings for merger and related expenses. These costs may include substantial fees for investment bankers, attorneys, accountants, and severance and other closure costs associated with the elimination of duplicate or discontinued products, operations and facilities. Charges that Actavis may incur in connection with acquisitions could adversely affect Actavis’ results of operations for particular quarterly or annual periods.

Actavis is subject to federal and state healthcare fraud and abuse laws which may adversely affect Actavis’ business.

In the United States, most of Actavis’ products are reimbursed under federal and state health care programmes such as Medicaid, Medicare, TriCare, and/or state pharmaceutical assistance programmes. Many foreign countries have similar laws. Federal and state laws designed to prevent fraud and abuse under these programmes prohibit pharmaceutical companies from offering valuable items or services to customers or potential customers to induce them to buy, prescribe, or recommend Actavis’ product (the so-called “anti-kickback” laws). Exceptions are provided for discounts and certain other arrangements if specified requirements are met. Other federal and state laws, and similar foreign laws, not only prohibit Actavis from submitting any false information to government reimbursement programmes but also prohibit Actavis and Actavis’ employees from doing anything to cause, assist, or encourage Actavis’ customers to submit false claims for payment to these programmes. Violations of the fraud and abuse laws may result in severe penalties against the responsible employees and Actavis, including jail sentences, large fines, and the exclusion of Actavis’ products from reimbursement under federal and state programmes. Actavis is committed to conducting the sales and marketing of Actavis’ products in compliance with the healthcare fraud and abuse laws, but certain applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity, a governmental authority may take a position contrary to a position Actavis has taken, or should an employee violate these laws without Actavis’ knowledge, a governmental authority may impose civil and/or criminal sanctions.

If Actavis is unable to successfully develop or commercialise new products, Actavis’ operating results will suffer.

Actavis’ future results of operations depend to a significant extent upon Actavis’ ability to successfully develop and commercialise new brand and generic products in a timely manner. There are numerous difficulties in developing and commercialising new products, including:

•	developing, testing and manufacturing products in compliance with regulatory standards in a timely manner;

•	receiving requisite regulatory approvals for such products in a timely manner or at all;

•	the availability, on commercially reasonable terms, of raw materials, including API and other key ingredients;

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developing and commercialising a new product is time consuming, costly and subject to numerous factors, including legal actions brought by Actavis’ competitors, that may delay or prevent the development and commercialisation of new products;

•	experiencing delays as a result of limited resources at the FDA or other regulatory agencies;

•	changing review and approval policies and standards at the FDA and other regulatory agencies; and

•	commercialising generic products may be substantially delayed by the listing with the FDA of patents that have the effect of potentially delaying approval of a generic product by up to 30 months.

As a result of these and other difficulties, products currently in development by Actavis may or may not receive timely regulatory approvals, or approvals at all, necessary for marketing by Actavis or other third-party partners. This risk particularly exists with respect to the development of proprietary products because of the uncertainties, higher costs and lengthy time frames associated with R&D of such products and the inherent unproven market acceptance of such products. Additionally, Actavis faces heightened risks in connection with Actavis’ development of extended release or controlled release generic products because of the technical difficulties and regulatory requirements related to such products. Additionally, with respect to generic products for which Actavis is the first applicant to request approval on the basis that an innovator patent is invalid or not infringed (a paragraph IV filing), Actavis’ ability to obtain 180 days of generic market exclusivity may be contingent on Actavis’ ability to obtain FDA approval or tentative approval within 30 months of the FDA’s acceptance of Actavis’ application for filing. Actavis therefore risks forfeiting such market exclusivity if Actavis is unable to obtain such approval or tentative approval on a timely basis. If any of Actavis’ products or the products of Actavis’ third-party partners are not approved timely or, when acquired or developed and approved, cannot be successfully manufactured or commercialised timely, Actavis’ operating results could be adversely affected. Actavis cannot guarantee that any investment Actavis make in developing products will be recouped, even if Actavis is successful in commercialising those products.

If generic products that compete with any of Actavis’ branded pharmaceutical products are approved and sold, sales of Actavis’ products will be adversely affected.

As a result of the Warner Chilcott Acquisition, speciality branded products now comprise a larger percentage of Actavis’ total revenues. Generic equivalents for branded pharmaceutical products are typically sold at lower costs than the branded products. After the introduction of a competing generic product, a significant percentage of the prescriptions previously written for the branded product are often written for the generic version. In addition, legislation enacted in most U.S. states and Canadian provinces allows or, in some instances mandates, that a pharmacist dispense an available generic equivalent when filling a prescription for a branded product, in the absence of specific instructions from the prescribing physician. As a result, branded products typically experience a significant loss in revenues following the introduction of a competing generic product. Actavis’ branded pharmaceutical products are or may become subject to competition from generic equivalents because there is no proprietary protection for some of the branded pharmaceutical products Actavis sells, because Actavis’ patent protection expires or because Actavis’ patent protection is not sufficiently broad or enforceable. In addition, Actavis may not be successful in Actavis’ efforts to extend the proprietary protection afforded Actavis’ branded products through the development and commercialisation of proprietary product improvements and new and enhanced dosage forms.

Actavis’ Actonel® products no longer have patent protection in Canada or the Western European countries in which Actavis sells these products, and Asacol® is not protected by a patent in the United Kingdom. In addition, other products such as Estrace® Cream, Asacol® 400 mg and Femhrt® are not protected by patents in the United States where Actavis sells these products. Generic equivalents are currently available in Canada and Western Europe for Actonel® and in the United States for certain versions of Actavis’ Doryx® and Femhrt® products, Femcon® Fe and certain other less significant products.

During the next few years, additional products of Actavis will lose patent protection or likely become subject to generic competition. Actavis’ Actonel® once-a-week product will lose U.S. patent protection in June 2014 (including a 6-month paediatric extension of regulatory exclusivity); generic versions of Actavis’ Loestrin® 24 Fe product entered the market in January 2014 pursuant to settlement agreements previously entered into; generic versions of Actavis’ Asacol® HD 800 mg product may enter the market as early as November 2015 pursuant to an agreement previously entered into; and generic versions of Actavis’ Enablex® product may enter the market as early as March 2016 pursuant to settlement agreements previously entered into. Some of Actavis’ products may also become subject to generic competition prior to the expiration of patent protection in the event a generic competitor elects to launch its generic equivalent product “at-risk”. Competition from generic equivalents could result in a material impairment of Actavis’ intangible assets or the acceleration of amortisation on Actavis’ non-impaired intangible assets and may have a material adverse impact on Actavis’ revenues, financial condition, results of operations and cash flows.

Actavis’ branded pharmaceutical expenditures may not result in commercially successful products.

Developing and commercialising branded pharmaceutical products is generally more costly than generic products. In the future, and particularly following the Warner Chilcott Acquisition, Actavis anticipates continuing Actavis’ product development expenditures for Actavis’ Actavis Speciality Brands business segment, including products acquired from Warner Chilcott. In order to grow and achieve success in Actavis’ business, Actavis must continually identify, develop, acquire and license new products that Actavis can ultimately market. There are many difficulties and uncertainties inherent in pharmaceutical R&D, and there is a high rate of failure inherent in new drug discovery and development. Failure can occur at any point in the process, including late in the process after substantial investment. New product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals and payer reimbursement, limited scope of approved uses, difficulty or excessive costs to manufacture, or infringement of the patents or intellectual property rights of others. Delays and uncertainties in the FDA approval process and the approval processes in other countries can result in delays in product launches and lost market opportunity.

Actavis currently has products in various stages of development. For example in 2013, Actavis initiated a Phase 3 clinical trial for Actavis’ EsmyaTM product for treatment of uterine fibroids. Actavis also has new hormonal contraceptive therapy products in various stages of development from preclinical development to Phase 3 development, as well as osteoporosis products in preclinical and clinical development and dermatology and infectious disease products in various stages of clinical development, among others. Such clinical trials are costly and may not result in successful outcomes. Actavis cannot be sure that Actavis’ business expenditures, including but not limited to Actavis’ expenditures related to Actavis’ Esmya TM product, products recently acquired in the

Warner Chilcott Acquisition or products of Actavis’ third-party partners, among others, will result in the successful discovery, development or launch of brand products that will prove to be commercially successful or will improve the long-term profitability of Actavis’ business. If such business expenditures do not result in successful discovery, development or launch of commercially successful brand products Actavis’ results of operations and financial condition could be materially adversely affected.

Actavis’ investments in biosimilar products may not result in products that are approved by the FDA or other ex-U.S. regulatory authorities and, even if approved by such authorities, may not result in commercially successful products.

In 2011, Actavis entered into the Amgen Collaboration Agreement. Under the agreement, Actavis was required to invest up to $312.4 million in furtherance of the development and regulatory approval of such products. Although Amgen, Actavis’ development partner, has substantial expertise and experience in the development of biological products, significant uncertainty remains concerning the regulatory pathway in the United States and in other countries to obtain regulatory approval of biosimilar products, and the commercial pathway to successfully market and sell such products. In particular, although recently enacted legislation authorises the FDA to establish a regulatory pathway for the review and approval of such products, only draft guidance has been issued by the FDA. Even if the FDA enacts rules and regulations concerning the development and approval of biosimilars, such regulations could include provisions that provide up to twelve or more years of data exclusivity for the original developer of the product on which a biosimilar product is based. Additionally, biosimilar products will likely be subject to extensive patent clearances and/or patent infringement litigation, which could delay or prevent the commercial launch of a product for many years. Further, Actavis’ collaboration with Amgen may not result in products that meet the requirements established by the FDA or other ex-U.S. regulatory authorities. If Actavis’ collaboration does result in biosimilar products that obtain FDA or other ex-U.S. regulatory authority approval, such product(s) may not be commercially successful and/or may not generate profits in amounts that are sufficient to offset the amount invested to obtain such approvals. Market success of biosimilar products will depend on demonstrating to patients, physicians and payors that such products are safe and efficacious compared to other existing products yet offer a more competitive price or other benefit over existing therapies. If Actavis’ collaboration with Amgen does not result in the development and timely approval of biosimilar products or if such products, once developed and approved, are not commercially successful, Actavis’ results of operations, financial condition and cash flows could be materially adversely affected.

If Actavis is unsuccessful in Actavis’ joint ventures and other collaborations, Actavis’ operating results could suffer.

Actavis has made substantial investments in joint ventures and other collaborations, including Actavis’ collaboration agreements with Amgen and Sanofi, and may use these and other methods to develop or commercialise products in the future. These arrangements typically involve other pharmaceutical companies as partners that may be competitors of ours in certain markets. In many instances, Actavis will not control these joint ventures or collaborations or the commercial exploitation of the licensed products, and cannot assure that these ventures will be profitable. Any such marketing restrictions could affect future revenues and have a material adverse effect on Actavis’ operations. Actavis’ results of operations may suffer if existing joint venture or collaboration partners withdraw, or if these products are not timely developed, approved or successfully commercialised.

If Actavis is unable to adequately protect Actavis’ technology or enforce Actavis’ patents, Actavis’ business could suffer.

Actavis’ success with the brand products that Actavis develops will depend, in part, on Actavis’ ability to obtain patent protection for these products. Actavis currently have a number of U.S. and foreign patents issued and pending. However, issuance of a patent is not conclusive evidence of its validity or enforceability. Actavis cannot be sure that Actavis will receive patents for any of Actavis’ pending patent applications or any patent applications Actavis may file in the future, or that Actavis’ issued patents will be upheld if challenged. If Actavis’ current and future patent applications are not approved or, if approved, Actavis’ patents are not upheld in a court of law if challenged, it may reduce Actavis’ ability to competitively utilise Actavis’ patented products. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by Actavis’ competitors, in which case Actavis’ ability to commercially market these products may be diminished. For example, patents covering Actavis’ Androderm® and INFed® products have expired and Actavis has no further patent protection on these products. Therefore, it is possible that a competitor may launch a generic version of Androderm® and/or INFed® at any time, which would result in a significant decline in that product’s revenue and profit. Both of these products were significant contributors to Actavis’ Actavis Speciality Brands business in 2012. During the next five years, additional products acquired pursuant to the Warner Chilcott Acquisition will lose patent protection or likely become subject to generic competition. For example, Actavis’ newly acquired Asacol® 400 mg product lost U.S. patent protection in July 2013, Actavis’ Actonel® once-a-week product will lose U.S. patent protection in June 2014 (including a 6-month paediatric extension of regulatory exclusivity), generic versions of Actavis’ Loestrin® 24 Fe product entered the market in January 2014 pursuant to settlement agreements previously entered into; generic versions of Actavis’ Asacol® HD 800 mg product may enter the market as early as November 2015 pursuant to an agreement previously entered into; and generic versions of Actavis’ Enablex® product may enter the market as early as March 2016 pursuant to settlement agreements previously entered into. Some of Actavis’ products may also become subject to generic competition prior to the expiration of patent protection in the event a generic competitor elects to launch its generic equivalent product “at-risk”. For example, although Actavis’ Doryx® patent does not expire until 2022, and Warner Chilcott and Mayne filed infringement lawsuits against Mylan and Impax arising from their ANDA filings with respect to Actavis’ Doryx® 75 mg, 100 mg and 150mg products, generic versions of such products have been launched following the FDA’s approval of their respective ANDAs.

Generic competitors to Actavis’ branded products may also challenge the validity or enforceability of the patents protecting Actavis’ products or otherwise seek to circumvent them. If Actavis is unable to adequately protect Actavis’ technology, trade secrets or propriety know-how, or enforce Actavis’ intellectual property rights, Actavis’ results of operations, financial condition and cash flows could suffer.

If pharmaceutical companies are successful in limiting the use of generics through their legislative, regulatory and other efforts, Actavis’ sales of generic products may suffer.

Many pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic competition. These efforts have included:

•	making changes to the formulation of the brand product and arguing that potential generic competitors must demonstrate bioequivalency or comparable abuse-resistance to the reformulated brand product;

•

pursuing new patents for existing products which may be granted just before the expiration of earlier patents, which could extend patent protection for additional years or otherwise delay the launch of generics;

•	selling the brand product as an Authorised Generic, either by the brand company directly, through an affiliate or by a marketing partner;

•	using the Citizen Petition process to request amendments to FDA standards or otherwise delay generic drug approvals;

•	seeking changes to U.S. Pharmacopeia, an organisation which publishes industry recognised compendia of drug standards;

•	attempting to use the legislative and regulatory process to have drugs reclassified or rescheduled;

•	using the legislative and regulatory process to set definitions of abuse deteriant formulations to protect brand company patents and profits;

•	attaching patent extension amendments to non-related federal legislation;

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some generic drugs, which could have an impact on products that Actavis is developing;

•	entering into agreements with pharmacy benefit management companies which have the effect of blocking the dispensing of generic products; and

•	seeking patents on methods of manufacturing certain API.

If pharmaceutical companies or other third parties are successful in limiting the use of generic products through these or other means, Actavis’ sales of generic products may decline. If Actavis experiences a material decline in generic product sales, Actavis’ results of operations, financial condition and cash flows will suffer.

If competitors are successful in limiting competition for certain generic products through their legislative, regulatory and litigation efforts, Actavis’ sales of certain generic products may suffer.

Certain of Actavis’ competitors have challenged Actavis’ ability to distribute Authorised Generics during the competitors’ 180-day period of ANDA exclusivity under the Hatch-Waxman Act. Under the challenged arrangements, Actavis has obtained rights to market and distribute under a brand manufacturer’s NDA a generic alternative of the brand product. Some of Actavis’ competitors have challenged the propriety of these arrangements by filing Citizen Petitions with the FDA, initiating lawsuits alleging violation of the antitrust and consumer protection laws, and seeking legislative intervention. For example, legislation has been introduced in the U.S. Senate that would prohibit the marketing of Authorised Generics during the 180-day period of ANDA exclusivity under the Hatch-Waxman Act. If distribution of Authorised Generic versions of brand products is otherwise restricted or found unlawful, Actavis’ results of operations, financial condition and cash flows could be materially adversely affected.

From time to time Actavis may need to rely on licences to proprietary technologies, which may be difficult or expensive to obtain.

Actavis may need to obtain licences to patents and other proprietary rights held by third parties to develop, manufacture and market products. If Actavis is unable to timely obtain these licences on commercially reasonable terms, Actavis’ ability to commercially market Actavis’ products may be inhibited or prevented, which could have a material adverse effect on Actavis’ business, results of operations, financial condition and cash flows.

Third parties may claim that Actavis infringe their proprietary rights and may prevent Actavis from manufacturing and selling some of Actavis’ products.

The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. Actavis may have to defend ourselves against charges that Actavis violated patents or proprietary rights of third parties. This is especially true in the case of generic products on which the patent covering the brand product is expiring, an area where infringement litigation is prevalent, and in the case of new brand products where a competitor has obtained patents for similar products. Litigation may be costly and time-consuming, and could divert the attention of Actavis’ management and technical personnel. In addition, if Actavis infringes the rights of others, Actavis could lose Actavis’ right to develop, manufacture or market products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

Furthermore, Actavis cannot be certain that the necessary licences would be available to Actavis on commercially reasonable terms, or at all. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licences could result in substantial monetary damage awards and could prevent Actavis from manufacturing and selling a number of Actavis’ products, which could have a material adverse effect on Actavis’ business, results of operations, financial condition and cash flows.

Actavis’ Anda Distribution operations are highly dependent upon a primary courier service.

Product deliveries within Actavis’ Anda Distribution business are highly dependent on overnight delivery services to deliver Actavis’ products in a timely and reliable manner, typically by overnight service. Actavis’ Anda Distribution business ships a substantial portion of products via one courier’s air and ground delivery service. If the courier terminates Actavis’ contract or if Actavis cannot renew the contract on favourable terms or enter into a contract with an equally reliable overnight courier to perform and offer the same service level at similar or more favourable rates, Actavis’ business, results of operations, financial condition and cash flows could be materially adversely affected.

Actavis’ Anda Distribution operations concentrate on generic products and therefore are subject to the risks of the generic industry.

The ability of Actavis’ Anda Distribution business to provide consistent, sequential quarterly growth is affected, in large part, by Actavis’ participation in the launch of new products by generic manufacturers and the subsequent advent and extent of competition encountered by these products. This competition can result in significant and rapid declines in pricing with a corresponding decrease in net sales of Actavis’ Anda Distribution business.

Actavis’ Anda Distribution operations compete directly with significant customers of Actavis’ generic and brand businesses.

In Actavis’ Anda Distribution business, Actavis’ main competitors are McKesson Corporation, AmerisourceBergen Corporation and Cardinal Health, Inc. These companies are significant customers of Actavis’ Actavis Pharma and Actavis Speciality Brands operations, including the newly acquired Warner Chilcott products and collectively accounted for approximately 29%, 30% and 30% of Actavis’ annual net revenues in the years ended 31 December 2013, 2012 and 2011, respectively. Actavis’ activities related to Actavis’ Anda Distribution business, as well as the acquisition of other businesses that compete with Actavis’ customers, may result in the disruption of Actavis’ business, which could harm relationships with Actavis’ current customers, employees or suppliers, and could adversely affect Actavis’ expenses, pricing, third-party relationships and revenues. Further, a loss of a significant customer of Actavis’ Actavis Pharma or Actavis Speciality Brands operations could have a material adverse effect on Actavis’ business, results of operations, financial condition and cash flows.

If Actavis is unable to obtain sufficient supplies from key manufacturing sites or suppliers that in some cases may be the only source of finished products or raw materials, Actavis’ ability to deliver Actavis’ products to the market may be impeded.

Actavis is required to identify the supplier(s) of all the raw materials for Actavis’ products in Actavis’ applications with the FDA and other regulatory agencies. To the extent practicable, Actavis attempts to identify more than one supplier in each drug application. However, some products and raw materials are available only from a single source and, in many of Actavis’ drug applications, only one supplier of products and raw materials or site of manufacture has been identified, even in instances where multiple sources exist. Some of these products have historically accounted for a significant portion of Actavis’ revenues, such as INFed®, metoprolol succinate extended release tablets, methylphenidate hydrochloride extended release tablets, and a significant number of Actavis’ oral contraceptive and controlled substance products. Actavis expect to continue to rely on Actavis’ third-party manufacturing partners, such as Ortho-McNeil-Janssen Pharmaceuticals, Inc. for methylphenidate ER, Mayne for Doryx®, CPL for Estrace® Cream and NPI for Actonel® and Atelvia®. GSK currently manufactures Actavis’ Asacol® 400 mg product sold in the United Kingdom. CPL, which manufactures Actavis’ Estrace® Cream product, recently closed its manufacturing facility in Buffalo, New York and transferred its operations at that location to its facilities in Mississauga, Canada. Such transfers are subject to regulatory approvals, and the failure to obtain such approvals in a timely manner may delay production at the new facility and result in an interruption in Actavis’ product supply. From time to time, certain of Actavis’ manufacturing sites or outside suppliers have experienced regulatory or supply-related difficulties that have inhibited their ability to deliver products and raw materials to Actavis, causing supply delays or interruptions. To the extent any difficulties experienced by Actavis’ manufacturing sites or suppliers cannot be resolved or extensions of Actavis’ key supply agreements cannot be negotiated within a reasonable time and on commercially reasonable terms, or if raw materials for a particular product become unavailable from an approved supplier and Actavis is required to qualify a new supplier with the FDA or other regulatory agency, or if Actavis is unable to do so, Actavis’ profit margins and market share for the affected product could decrease or be eliminated, as well as delay Actavis’ development and sales and marketing efforts. Such outcomes could have a material adverse effect on Actavis’ business, results of operations, financial condition and cash flows.

Actavis’ manufacturing sites outside of the United States and Actavis’ arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances, export duties, political instability, war, acts of terrorism, currency fluctuations and restrictions on the transfer of funds. For example, Actavis obtains a significant portion of Actavis’ raw materials from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, FDA and foreign regulatory body regulation, customs clearances, various import duties and other government clearances, as well as potential shipping delays due to inclement weather, political instability, strikes or other matters outside of Actavis’ control. Acts of governments outside the U.S. may affect the price or availability of raw materials needed for the development or manufacture of Actavis’ products. In addition, recent changes in patent laws in jurisdictions outside the U.S. may make it increasingly difficult to obtain raw materials for R&D prior to the expiration of the applicable U.S. or foreign patents.

Actavis’ policies regarding returns, allowances and chargebacks, and marketing programmes adopted by wholesalers, may reduce Actavis’ revenues in future fiscal periods.

Consistent with industry practice Actavis, like many generic product manufacturers, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, from time to time, Actavis may give Actavis’ customers credits on Actavis’ generic products that Actavis’ customers hold in inventory after Actavis has decreased the market prices of the same generic products. Therefore, if new competitors enter the marketplace and significantly lower the prices of any of their competing products, Actavis may reduce the price of Actavis’ product. As a result, Actavis may be obligated to provide significant credits to Actavis’ customers who are then holding inventories of such products, which could reduce sales revenue and gross margin for the period the credit is provided. Like Actavis’ competitors, Actavis also give credits for chargebacks to wholesale customers that have contracts with Actavis for their sales to hospitals, group purchasing organisations, pharmacies or other retail customers. A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid to Actavis by Actavis’ wholesale customer for a particular product and the negotiated price that the wholesaler’s customer pays for that product. Although Actavis establishes reserves based on Actavis’ prior experience and Actavis’ best estimates of the impact that these policies may have in subsequent periods, Actavis cannot ensure that Actavis’ reserves are adequate or that actual product returns, allowances and chargebacks will not exceed Actavis’ estimates, which could have a material adverse effect on Actavis’ results of operations, financial condition, cash flows and the market price of Actavis’ stock.

Investigations of the calculation of average wholesale prices may adversely affect Actavis’ business.

Many government and third-party payers, including Medicare, Medicaid, HMOs and MCOs, have historically reimbursed doctors, pharmacies and others for the purchase of certain prescription drugs based on a drug’s AWP or WAC. In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP and WAC, in which they have suggested that reporting of inflated AWP’s or WAC’s have led to excessive payments for prescription drugs. For example, beginning in July 2002, Actavis and certain of Actavis’ subsidiaries, as well as numerous other pharmaceutical companies, were named as defendants in various state and federal court actions alleging improper or fraudulent practices related to the reporting of AWP and/or WAC of certain products, and other improper acts, in order to increase prices and market shares. Additional actions are possible. These actions, if successful, could adversely affect Actavis and may have a material adverse effect on Actavis’ business, results of operations, financial condition and cash flows.

The design, development, manufacture and sale of Actavis’ products involves the risk of product liability claims by consumers and other third parties, and insurance against such potential claims is expensive and may be difficult to obtain.

The design, development, manufacture and sale of Actavis’ products involve an inherent risk of product liability claims and the associated adverse publicity. Insurance coverage is expensive and may be difficult to obtain, and may not be available in the future on acceptable terms, or at all. Actavis regularly monitors the use of Actavis’ products for trends or increases in reports of adverse events or product complaints, and regularly report such matters to the FDA. In some, but not all cases, an increase in adverse event reports may be an indication that there has been a change in a product’s specifications or efficacy. Such changes could lead to a recall of the product in question or, in some cases, increases in product liability claims related to the product in question. If the coverage limits for product liability insurance policies are not adequate or if certain of Actavis’ products are excluded from coverage, a claim brought against Actavis, whether covered by insurance or not, could have a material adverse effect on Actavis’ business, results of operations, financial condition and cash flows.

The loss of Actavis’ key personnel could cause Actavis’ business to suffer.

The success of Actavis’ present and future operations will depend, to a significant extent, upon the experience, abilities and continued services of key personnel. For example, although Actavis has other senior management personnel, a significant loss of the services of Paul Bisaro, Actavis’ CEO, or other senior executive officers without having or hiring a suitable successor, could cause Actavis’ business to suffer. Actavis cannot assure that Actavis will be able to attract and retain key personnel. Actavis has entered into employment agreements with many of Actavis’ senior executive officers but such agreements do not guarantee that Actavis’ senior executive officers will remain employed by Actavis for a significant period of time, or at all. Actavis does not carry key-employee life insurance on any of Actavis’ officers.

Significant balances of intangible assets, including product rights and goodwill acquired, are subject to impairment testing and may result in impairment charges, which will adversely affect Actavis’ results of operations and financial condition.

A significant amount of Actavis’ total assets is related to acquired intangibles and goodwill. As of 31 December 2013, the carrying value of Actavis’ product rights and other intangible assets was approximately $8,234.5 million and the carrying value of Actavis’ goodwill was approximately $8,197.6 million.

Upon consummation of the Actavis Group Acquisition, Actavis recorded goodwill of approximately $2,868.8 million. Actavis also recorded goodwill following the Warner Chilcott Acquisition of $3,992.9 million. Actavis also allocated approximately $2,268.0 million and $3,021.0 million of the total consideration paid in connection with the Actavis Group Acquisition and the Warner Chilcott Acquisition, respectively, to identified intangibles including CMP and approximately $272.9 million and $1,708.0 million, respectively, to IPR&D intangibles.

Actavis’ product rights are stated at cost, less accumulated amortisation. Actavis determine original fair value and amortisation periods for product rights based on Actavis’ assessment of various factors impacting estimated useful lives and cash flows of the acquired products. Such factors include the product’s position in its life cycle, the existence or absence of like products in the market, various other competitive and regulatory issues and contractual terms. Significant adverse changes to any of these factors would require Actavis to perform an impairment test on the affected asset and, if evidence of impairment exists, Actavis would be required to take an impairment charge with respect to the asset. For assets that are not impaired, Actavis may adjust the remaining useful lives. Such a charge could have a material adverse effect on Actavis’ results of operations and financial condition.

Actavis’ other significant intangible assets include acquired core technology and customer relationships, which are intangible assets with definite lives, Actavis’ Anda trade name and acquired IPR&D intangible products, acquired in recent business acquisitions, which are intangible assets with indefinite lives.

Actavis’ acquired core technology and customer relationship intangible assets are stated at cost, less accumulated amortisation. Actavis determined the original fair value of Actavis’ other intangible assets by performing a discounted cash flow analysis, which is based on Actavis’ assessment of various factors. Such factors include existing operating margins, the number of existing and potential competitors, product pricing patterns, product market share analysis, product approval and launch dates, the effects of competition, customer attrition rates, consolidation within the industry and generic product lifecycle estimates. Actavis’ other intangible assets with definite lives are tested for impairment when there are significant changes to any of these factors. If evidence of impairment exists, Actavis would be required to take an impairment charge with respect to the impaired asset. Such a charge could have a material adverse effect on Actavis’ results of operations and financial condition.

Goodwill, Actavis’ Anda trade name intangible asset and Actavis’ IPR&D intangible assets are tested for impairment annually, or when events occur or circumstances change that could potentially reduce the fair value of the reporting unit or intangible asset. Impairment testing compares the fair value of the reporting unit or intangible asset to its carrying amount. A goodwill, trade name or IPR&D impairment, if any, would be recorded in operating income and could have a material adverse effect on Actavis’ results of operations and financial condition. For example, in 2013 Actavis recognised a goodwill impairment charge of $647.5 million.

Actavis may need to raise additional long-term funds in the future which may not be available on acceptable terms or at all.

Actavis may consider issuing additional debt or equity securities in the future to fund potential acquisitions or investments, to refinance existing debt, or for general corporate purposes. If Actavis issues equity or convertible debt securities to raise additional funds, Actavis’ existing shareholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of Actavis’ existing shareholders. If Actavis incurs additional debt, it may increase Actavis’ leverage relative to Actavis’ earnings or to Actavis’ equity capitalisation, requiring Actavis to pay additional interest expenses and potentially lowering Actavis’ credit ratings. Actavis may not be able to market such issuances on favourable terms, or at all, in which case, Actavis may not be able to develop or enhance Actavis’ products, execute Actavis’ business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

Actavis’ business could suffer as a result of manufacturing difficulties or delays.

The manufacture of certain of Actavis’ products and product candidates, particularly Actavis’ controlled-release products, transdermal products, injectable products, and Actavis’ oral contraceptive products, is more difficult than the manufacture of immediate-release products. Successful manufacturing of these types of products requires precise manufacturing process controls, API that conforms to very tight tolerances for specific characteristics and equipment that operates consistently within narrow performance ranges. Manufacturing complexity, testing requirements, and safety and security processes combine to increase the overall difficulty of manufacturing these products and resolving manufacturing problems that Actavis may encounter.

Actavis’ manufacturing and other processes utilise sophisticated equipment, which sometimes require a significant amount of time to obtain and install. Actavis’ business could suffer if certain manufacturing or other equipment, or a portion or all of Actavis’ facilities were to become inoperable for a period of time. This could occur for various reasons, including catastrophic events such as earthquake, monsoon, hurricane or explosion, unexpected equipment failures or delays in obtaining components or replacements thereof, as well as construction delays or defects and other events, both within and outside of Actavis’ control. Actavis’ inability to timely manufacture any of Actavis’ significant products could have a material adverse effect on Actavis’ results of operations, financial condition and cash flows.

Actavis’ business will continue to expose Actavis to risks of environmental liabilities.

Actavis’ product and API development programmes, manufacturing processes and distribution logistics involve the controlled use of hazardous materials, chemicals and toxic compounds in Actavis’ owned and leased facilities. As a result, Actavis are subject to numerous and increasingly stringent federal, state and local environmental laws and regulations concerning, among other things, the generation, handling, storage, transportation, treatment and disposal of toxic and hazardous materials and the discharge of pollutants into the air and water. Actavis’ programmes and processes expose Actavis to risks that an accidental contamination could result in (i) Actavis’ noncompliance with such environmental laws and regulations and (ii) regulatory enforcement actions or claims for personal injury and property damage against Actavis. If an accident or environmental discharge occurs, or if Actavis discovers contamination caused by prior operations, including by prior owners and operators of properties Actavis acquires, Actavis could be liable for clean-up obligations, damages and fines. The substantial unexpected costs Actavis may incur could have a material and adverse effect on Actavis’ business, results of operations, financial condition, and cash flows. In addition, environmental permits and controls are required for some of Actavis’ operations, and these permits are subject to modification, renewal and revocation by the issuing authorities. Any modification, revocation or non-renewal of Actavis’ environmental permits could have a material adverse effect on Actavis’ ongoing operations, business and financial condition. Actavis’ environmental capital expenditures and costs for environmental compliance may increase in the future as a result of changes in environmental laws and regulations or increased development or manufacturing activities at any of Actavis’ facilities.

Global economic conditions could harm Actavis.

Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies during recent years. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global real estate markets have contributed to increased market volatility and diminished expectations for western and emerging economies. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have resulted in a decrease in spending by businesses and consumers alike, and a corresponding decrease in global infrastructure spending. Continued turbulence in the U.S. and international markets and economies and prolonged declines in business consumer spending may adversely affect Actavis’ liquidity and financial condition, and the liquidity and financial condition of Actavis’ customers, including Actavis’ ability to refinance maturing liabilities and access the capital markets to meet liquidity needs.

Actavis’ foreign operations may become less attractive if political and diplomatic relations between the United States and any country where Actavis conduct business operations deteriorates.

The relationship between the United States and the foreign countries where Actavis conduct business operations may weaken over time. Changes in the state of the relations between any such country and the United States are difficult to predict and could adversely affect Actavis’ future operations. This could lead to a decline in Actavis’ profitability. Any meaningful deterioration of the political and diplomatic relations between the United States and the relevant country could have a material adverse effect on Actavis’ operations.

Actavis’ global operations, particularly following the Actavis Group and Warner Chilcott Acquisitions, expose Actavis to risks and challenges associated with conducting business internationally.

Actavis operate on a global basis with offices or activities in Europe, Iceland, Africa, Asia, South America, Australia and North America. Actavis faces several risks inherent in conducting business internationally, including compliance with international and U.S. laws and regulations that apply to Actavis’ international operations. These laws and regulations include data privacy requirements, labour relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and other U.S. federal laws and regulations established by the U.S. Office of Foreign Asset Control, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached by Actavis, for example through fraudulent or negligent behaviour of individual employees, Actavis’ failure to comply with certain formal documentation requirements, or otherwise. Violations of these laws and regulations could result in fines, criminal sanctions against Actavis, Actavis’ officers or Actavis’ employees, requirements to obtain export licences, cessation of business activities in sanctioned countries, implementation of compliance programmes, and prohibitions on the conduct of Actavis’ business. Any such violations could include prohibitions on Actavis’ ability to offer Actavis’ products in one or more countries and could materially damage Actavis’ reputation, Actavis’ brand, Actavis’ international expansion efforts, Actavis’ ability to attract and retain employees, Actavis’ business and Actavis’ operating results. Actavis’ success depends, in part, on Actavis’ ability to anticipate these risks and manage these challenges. These factors or any combination of these factors may adversely affect Actavis’ revenue or Actavis’ overall financial performance. Violations of these laws and regulations could result in fines, criminal sanctions against Actavis, Actavis’ officers or Actavis’ employees, and prohibitions on the conduct of Actavis’ business. Any such violations could include prohibitions on Actavis’ ability to offer Actavis’ products in one or more countries and could materially damage Actavis’ reputation, Actavis’ brand, Actavis’ international expansion efforts, Actavis’ ability to attract and retain employees, Actavis’ business and Actavis’ operating results. Actavis’ success depends, in part, on Actavis’ ability to anticipate these risks and manage these difficulties.

In addition to the foregoing, engaging in international business inherently involves a number of other difficulties and risks, including:

•	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers;

•	regulations related to customs and import/export matters (including sanctions);

•	tax issues, such as tax law changes and variations in tax laws;

•	challenges in collecting accounts receivable from customers in the jurisdictions in which Actavis operates;

•	complying with laws, rules and regulations relating to the manufacturing, marketing, distribution and sale of pharmaceutical products in the jurisdictions in which Actavis does or will operate;

•	operating under regulations in jurisdictions related to obtaining eligibility for government or private payer reimbursement for Actavis’ products at the wholesale/retail level;

•	Competition from local, regional and international competitors;

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difficulties and costs of staffing and managing foreign operations, including cultural and language differences and additional employment regulations, union workforce negotiations and potential disputes in the jurisdictions in which Actavis operates;

•	difficulties protecting or procuring intellectual property rights; and

•	fluctuations in foreign currency exchange rates.

These factors or any combination of these factors could have a material adverse effect on Actavis’ results of operations and financial condition.

Actavis has exposure to tax liabilities.

As a multinational corporation, Actavis is subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. Significant judgment is required in determining Actavis’ worldwide provision for income taxes and other tax liabilities. Changes in tax laws or tax rulings may have a significantly adverse impact on Actavis’ effective tax rate. Proposals by the current U.S. administration for fundamental U.S. international tax reform, including without limitation provisions that would limit the ability of U.S. multinationals to defer U.S. taxes on foreign income, if enacted, could have a significant adverse impact on Actavis’ effective tax rate following the Actavis Group and Warner Chilcott acquisitions.

Foreign currency fluctuations could adversely affect Actavis’ business and financial results.

Actavis do business and generate sales in numerous countries outside the United States. As such, foreign currency fluctuations may affect the costs that Actavis incurs in such international operations. Some of Actavis’ operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where Actavis has operations against the U.S. dollar could increase Actavis’ costs and could harm Actavis’ results of operations and financial condition.

Actavis has incurred and will continue to incur significant transaction, integration and restructuring costs in connection with recent transactions, including the Actavis Group and Warner Chilcott acquisitions.

Actavis has incurred significant transaction costs related to the Actavis Group and Warner Chilcott acquisitions and will continue to incur significant transaction costs related to the Warner Chilcott Acquisition. In addition, Actavis will incur integration costs and restructuring costs as Actavis integrate the businesses. Although Actavis expects that the realisation of benefits and efficiencies related to the integration of the businesses may offset these transaction costs, integration costs and restructuring costs over time, no assurances can be made that this net benefit will be achieved in the near term, or at all. The failure to realise the expected benefits and efficiencies related to the integration of the businesses could adversely affect Actavis’ financial condition and results of operations.

Substantial amounts of Actavis’ information concerning Actavis’ products, customers, employees and ongoing business are stored digitally and are subject to threats of theft, tampering, or other intrusion.

Actavis collects and maintains information in digital form that is necessary to conduct Actavis’ business. This digital information includes, but is not limited to, confidential and proprietary information as well as personal information regarding Actavis’ customers and employees. Data maintained in digital form is subject to the risk of intrusion, tampering, and theft. Actavis has established physical, electronic, and organisational measures to safeguard and secure Actavis’ systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for the processing, transmission and storage of digital information. However, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Despite Actavis’ efforts, the possibility of a future data compromise cannot be eliminated entirely, and risks associated with intrusion, tampering, and theft remain. In addition, Actavis provides confidential, proprietary and personal information to third parties when it is necessary to pursue Actavis’ business objectives. While Actavis obtains assurances that these third parties will protect this information and, where appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised. If Actavis’ data systems are compromised, Actavis’ business operations may be impaired, Actavis may lose profitable opportunities or the value of those opportunities may be diminished, and Actavis may lose revenue as a result of unlicensed use of Actavis’ intellectual property. If personal information of Actavis’ customers or employees is misappropriated, Actavis’ reputation with Actavis’ customers and employees may be injured resulting in loss of business and/or morale, and Actavis may incur costs to remediate possible injury to Actavis’ customers and employees or be required to pay fines or take other action with respect to judicial or regulatory actions arising out of such incidents.

A failure of Actavis’ internal control over financial reporting could materially impact Actavis’ business or share price.

Actavis’ management is responsible for establishing and maintaining adequate internal control over financial reporting. An internal control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, internal control over financial reporting may not prevent or detect misstatements. Any failure to maintain an effective system of internal control over financial reporting could limit Actavis’ ability to report Actavis’ financial results accurately and timely or to detect and prevent fraud, and could expose Actavis to litigation or adversely affect the market price of Actavis’ Ordinary Shares.

Risks Related to Forest’s Business

Forest operates in an industry which involves a number of significant risks, some of which are beyond Forest’s control. The following discussion highlights some of these risks. The risks discussed herein and other risks could have a material adverse effect on Forest’s business, prospects, results of operations, financial condition and cash flows. Additional risks not currently known to Forest or that Forest presently deems immaterial may also impair Forest’s business operations.

Forest’s major products face generic competition upon patent expiration.

Forest depends upon patents to provide exclusive marketing rights for products. As product patents expire, Forest faces strong competition from lower priced generic drugs. Loss of patent protection for one of Forest’s products typically leads to a rapid loss of sales for that product, as lower priced generic versions of that drug become available. In the case of products that contribute significantly to sales, the loss of patent protection can have a material adverse effect on Forest’s business, results of operations, financial position, and cash flow.

Listed below are Forest’s significant patent-protected products which, in total, contributed 74% of consolidated net sales for the year ended 31 March 2013.

For the year ended 31

March 2013

Product	Net Sales	% of Total Net Sales	Date of Last U.S. Patent Exclusivity
(In thousands)
Namenda	1,520,640	52%	2015
Bystolic	455,092	16%	2021
Viibryd	162,511	6%	2022

Forest’s business depends on intellectual property protection.

Forest’s ability to generate the revenue necessary to support Forest’s investment in acquiring and developing new product opportunities, as well as the commitment of resources to successfully market Forest’s products, greatly depends on effective intellectual property protection to ensure Forest can take advantage of lawful market exclusivity. Manufacturers of generic products have strong incentives to challenge the patents which cover Forest’s principal products. While Forest believes that Forest’s patent portfolio, together with market exclusivity periods granted by the Hatch-Waxman Act, offers adequate exclusivity protection for Forest’s current products, there can be no assurance that some of Forest’s patents will not be determined to be invalid or unenforceable, resulting in unanticipated early generic competition for the affected product. For example, Forest has recently brought actions against certain manufacturers of generic drugs for infringement of the U.S. pharmaceutical composition of matter patent covering Bystolic, two of which remain ongoing. Loss of patent protection for a product typically is followed promptly by generic substitutes, reducing Forest’s sales of that product. Even with patent protection, Forest may face reduced product sales since generic manufacturers may choose in some cases to launch a generic product “at risk” before the expiration of the applicable patent(s) or before the final resolution of related patent litigation. Availability of generic substitutes for Forest’s drugs may adversely affect Forest’s results of operations and cash flows. In addition, proposals emerge from time to time in the U.S. and other countries for legislation to further encourage the early and rapid approval of generic drugs.

Forest also relies on trade secrets and proprietary know-how that Forest seeks to protect, in part, through confidentiality agreements with Forest’s partners, customers, employees and consultants. It is possible that these agreements could be breached or that they will not be enforceable in every instance, and that Forest will not have adequate remedies for any such breach. It is also possible that Forest’s trade secrets will become known or independently developed by Forest’s competitors.

If Forest is unable to adequately protect Forest’s technology, trade secrets or proprietary know-how, or enforce Forest’s patents, Forest’s results of operations, financial condition and cash flows could suffer.

Forest has become increasingly dependent on information technology.

Forest is increasingly dependent on information technology systems and infrastructure. Due to the size and complexity of these systems, any breakdown or unauthorised access to these systems could negatively impact Forest’s operations. Also, confidential information or any privacy breaches by employees could expose trade secrets, personal information, or other sensitive data. Any of these situations can cause business interruption and adversely affect Forest’s business. Forest has invested heavily in the protection of Forest’s information technology and infrastructure. Forest cannot, however, guarantee that Forest’s efforts can prevent such breakdown or breaches in Forest’s systems.

Forest’s business model currently depends on the successful in-licensing or acquisition of new product opportunities.

In order to remain competitive, Forest must continue to develop and launch new pharmaceutical products. Forest’s pipeline of new products is currently dependent on the licensing and acquisition of new product opportunities. To successfully accomplish these transactions, Forest commits substantial effort and expense to seeking out, evaluating and negotiating collaboration arrangements and acquisitions. The competition for attractive product opportunities may require Forest to devote substantial resources to an opportunity with no assurance that such efforts will result in a commercially successful product.

The growth of Forest’s business depends on Forest’s ability to retain and recruit key executives and qualified personnel.

The success of Forest’s commercial, R&D, and external growth objectives is dependent on Forest’s ability to retain and recruit qualified scientific, manufacturing, sales and marketing, and executive personnel. If Forest does not actively retain and recruit these personnel, this could adversely impact Forest’s business.

Failure to implement Forest’s business strategy could impact Forest’s growth and profitability.

While Forest currently operates primarily in the U.S. and European markets, Forest expects to continue to expand into other international markets in the future. In this regard, Forest has established a wholly-owned Canadian subsidiary and has entered into an agreement with moksha8, a privately-held pharmaceutical company, in order to commercialise Forest products in Latin America.

There is no assurance that Forest’s international expansion strategy will be successful. International operations are subject to inherent risks that could adversely affect Forest’s operating results, including the risk that Forest’s marketing strategies will not translate well to other markets, and that Forest will need to expend resources to adapt those strategies for such new markets; the need to comply with additional foreign laws and regulations to the extent applicable, including restrictions on advertising practices, consumer protection laws, enforcement of intellectual property rights, and restrictions on pricing or discounts; and unexpected changes in international regulatory requirements and tariffs.

Forest’s business could be negatively affected by the performance of Forest’s partners.

Forest’s principal products, as well as certain of Forest’s principal product development opportunities, involve strategic alliances with other companies. Forest’s alliance partners typically possess significant patents or other technology which are licensed to Forest and remain significantly involved in product R&D activities and in the exclusive manufacture and supply of APIs upon which Forest’s products are based. While some of Forest’s partners are large well-established companies, others may be smaller companies in the “start-up” stage. A failure or inability of Forest’s partners to perform their obligations could materially negatively affect Forest’s operations or business plans. In addition, while Forest’s relationships with Forest’s strategic partners have been good, differences of opinion on significant matters arise from time to time. Any such differences of opinion, as well as disputes or conflicting corporate priorities, could be a source of delay or uncertainty as to the expected benefits of the alliance.

Forest may experience delays or inability to successfully develop or commercialise new products which can cause Forest’s operating results to suffer.

Forest’s future results of operations will depend to a significant degree upon Forest’s ability to successfully develop and/or commercialise new products. Forest may experience difficulties and delays in the development or commercialisation of new products. New product development is subject to a great deal of uncertainty, risk and expense. Promising pharmaceutical candidates may fail at various stages of the R&D process, often after a great deal of financial and other resources have been invested in their exploration and development. Even where pharmaceutical development is successfully completed, a product may fail to reach the market or have limited commercial success because the safety and efficacy profile achieved during the course of development is not as favourable as originally anticipated or is viewed by the marketplace as less favourable in comparison to new and competing therapies which may become available during the lengthy period of drug development. In addition, decisions by regulatory authorities regarding labelling and other matters could adversely affect the availability or commercial potential of Forest’s products.

Forest cannot state with certainty when or whether any of Forest’s products now under development will be approved or launched; whether Forest will be able to develop, license or otherwise acquire compounds, product candidates or products; or whether any products, once launched, will be commercially successful. Forest must maintain a continuous flow of successful new products and successful new indications or brand extensions for existing products sufficient both to cover Forest’s substantial R&D costs and to replace sales that are lost as profitable products, lose patent protection or are displaced by competing products or therapies. Failure to do so in the short-term or long-term would have a material adverse effect on Forest’s business, results of operations, cash flows, financial position and prospects.

Post-approval clinical trials and developments could adversely affect the sales of Forest’s products.

As a condition to granting marketing approval of a product, the FDA may require a company to conduct additional clinical trials. The results generated in these trials could result in loss of marketing approval, changes in product labelling, and/or new or increased concerns about side effects or efficacy of a product. The FDAAA gives the FDA enhanced post-market authority, including the explicit authority to require post-market studies and clinical trials, labelling changes based on new safety information and compliance with FDA-approved risk evaluation and mitigation strategies. The FDA’s exercise of its authority under the FDAAA could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to comply with additional post-approval regulatory requirements and potential restrictions on sales of approved products. Post-marketing studies, whether conducted by Forest or by others and whether mandated by regulatory agencies or voluntary, and other emerging data about marketed products, such as adverse event reports, may also adversely affect sales of Forest’s products. Further, the discovery of significant problems with a product similar to one of Forest’s products that implicate (or are perceived to implicate) an entire class of products could have an adverse effect on sales of Forest’s products. Accordingly, new data about Forest’s products, or products similar to Forest’s products, could negatively impact demand for Forest’s products due to real or perceived side effects or uncertainty regarding efficacy and, in some cases, could result in product withdrawal. Furthermore, new data and information, including information about product misuse, may lead government agencies, professional societies, practice management groups or organisations involved with various diseases to publish guidelines or recommendations related to the use of Forest’s products or the use of related therapies or place restrictions on sales. Such guidelines or recommendations may lead to lower sales of Forest’s products. A violation of the law may result in substantial civil and criminal monetary and other penalties.

Many of Forest’s principal products and APIs are only available from a single manufacturing source.

Many of the proprietary active ingredients in Forest’s principal products are available to Forest only pursuant to contractual supply arrangements with Forest’s collaboration partners or single third party sources. In addition, Forest’s manufacturing facilities in the Republic of Ireland are the exclusive qualified manufacturing facilities for finished dosage forms of many of Forest’s principal products, including Namenda, Bystolic and Savella. Difficulties or delays in the product supply chain, both within and outside of Forest’s control, or the inability to locate and qualify third party alternative sources, if necessary, in a timely manner, could lead to shortages or long-term product unavailability, which could have a material adverse effect on Forest’s results of operations, financial condition and cash flows.

Forest’s customer base is highly concentrated.

Forest’s principal customers are wholesale drug distributors and comprise a significant part of the distribution network for the pharmaceutical industry in the U.S. For the fiscal year ended 31 March 2013, three key wholesale customers, Cardinal Health Inc., McKesson Corporation, and AmerisourceBergen Corporation, in aggregate, accounted for 87% of Forest’s total consolidated gross sales. Fluctuations in the buying patterns of these key customers could be the result of wholesaler buying decisions, or other factors outside Forest’s control, which could significantly impact Forest’s net sales. Also, if one of these customers experiences financial difficulties, the customer may decrease the amount of business it does with Forest. This could potentially cause an issue collecting all the amounts the wholesaler may owe Forest. These factors could negatively impact Forest’s results of operations.

Regulatory compliance issues could materially affect Forest’s financial position and results of operations.

The marketing and promotional practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with prescribers of pharmaceutical products and other healthcare decision makers, are subject to extensive regulation by numerous federal, state and local governmental authorities in the U.S., including the FDA, and by foreign regulatory authorities. Such regulation takes the form of explicit governmental regulation and guidance, as well as practices established by healthcare and industry codes of conduct. In addition, federal, state, local and foreign governmental authorities actively seek to enforce such regulations and can assert both civil and criminal theories of enforcement not specifically prescribed by published regulations or standards and accordingly with little objective guidance to permit voluntary industry compliance. Such enforcement can include actions initially commenced by “whistle-blowers” under the Federal False Claims Act which provides incentives to whistle-blowers based upon penalties successfully imposed as a result of the investigation or related legal proceedings or settlements. There can be no assurance that the resolution of pending or future claims, as well as the resolution of private party (such as consumers or third-party payer) litigation which may be associated with any such claims or their resolution, will not entail material fines, penalties or settlement payments.

In connection with a previously disclosed settlement of certain claims brought by the U.S. government, Forest is now operating under a CIA with the OIG-HHS that requires Forest to maintain its current compliance program and to undertake a set of defined corporate integrity obligations for a period of five years. The CIA also provides for an independent third-party review organisation to assess and report on Forest’s compliance program. While Forest expects to fully and timely comply with all of Forest’s obligations under the CIA, the failure to do so could result in substantial penalties and Forest’s being excluded from government healthcare programmes. In addition, the manufacture, testing, storage and shipment of pharmaceutical products are highly regulated and the failure to comply with regulatory standards can lead to product withdrawals or seizures or to delays in FDA approval of products pending resolution of such issues. Moreover, even when a manufacturer has fully complied with applicable regulatory standards, products manufactured and distributed may ultimately fail to comply with applicable specifications, leading to product withdrawals or recalls.

Pharmaceutical cost-containment initiatives may negatively affect Forest’s net income.

Pharmaceutical products are subject to increasing price pressures and other restrictions within the U.S. and internationally. More specifically, the Medicare Prescription Drug, Improvement and Modernisation Act of 2003 included a prescription drug benefit for Medicare participants. Companies that negotiate prices on behalf of Medicare drug plans have a significant degree of purchasing power and Forest experience pricing pressure as a result. Forest’s net sales also continue to be impacted by cost-containment initiatives adopted by managed care organisations and pharmaceutical benefit managers which negotiate discounted prices from pharmaceutical manufacturers in order to secure placement on formularies adopted by such organisations or their health plan or employer customers. Failure to be included in such formularies or to achieve favourable formulary status may negatively impact the utilisation of Forest’s products. In addition, some states have implemented, and other states are considering, price controls or patient-access constraints under the Medicaid program and some states are considering price-control regimes that would apply to broader segments of their populations that are not Medicaid eligible.

Healthcare reform in the U.S. may adversely affect Forest’s revenues.

The U.S. healthcare industry has been, and will likely continue to be, subject to increasing regulation as well as political and legal action. Recently, major U.S. healthcare reform has been adopted into law which, in addition to other measures, impacts rebates paid to public and private payers and affects patient access to pharmaceutical products. The reform measures call for, among other things, an increase in certain Medicare drug rebates paid by pharmaceutical manufacturers and an industry fee imposed on pharmaceutical manufacturers according to the individual manufacturer’s relative percentage of total industry sales to specified government programmes. At this time no assurances can be given that these measures, or any other measures included in the reform acts, will not have an adverse effect on Forest’s revenues in the future.

Forest’s business presents risk of product liability claims.

Forest is subject legal actions asserting product liability claims. Forest currently maintains $140 million of product liability insurance coverage “per occurrence” and in the aggregate. There is no assurance that potential future claims asserted against Forest will be covered by its present insurance coverage. As product liability claims continue to increase in the pharmaceutical industry, Forest could experience increased insurance premium costs.

Forest is subject to approximately 161 legal actions asserting product liability claims relating to the use of Celexa or Lexapro. These cases include claims for wrongful death from suicide or injury from suicide attempts while using Celexa or Lexapro as well as claims that Celexa or Lexapro caused various birth defects in newborns. While Forest believes there is no merit to the cases which have been brought against it, litigation is inherently subject to uncertainties and there can be no assurance that Forest will not be required to expend substantial amounts in the defence or resolution of some of these matters.

Forest faces substantial competition from other pharmaceutical manufacturers and generic product distributors.

Forest’s industry is characterised by significant technological innovation and change. Many of Forest’s competitors are conducting R&D activities in therapeutic areas served by Forest’s products and Forest’s product-development candidates. The introduction of novel therapies as alternatives to Forest’s products may negatively impact Forest’s revenues or reduce the value of specific product development programmes. In addition, generic alternatives to branded products, including alternatives to brands of other manufacturers in therapeutic categories where Forest market products, may be preferred by doctors, patients or third-party payers.

The effective rate of taxation upon Forest’s results of operations is dependent on multi-national tax considerations.

A portion of Forest’s earnings is taxed at more favourable rates applicable to the activities undertaken by Forest’s subsidiaries based or incorporated in Europe. Changes in tax laws or in their application or interpretation, such as to the transfer pricing between Forest’s non-U.S. operations and the U.S., could increase Forest’s effective tax rate and negatively affect Forest’s results of operations. Cash repatriations are subject to restrictions in certain jurisdictions and may be subject to withholding and other taxes. Forest’s transfer pricing is the subject of an ongoing audit by the IRS for fiscal years 2004, 2005 and 2006.

Forest’s consolidated financial statements may be impacted in future periods based on the accuracy of Forest’s valuations of Forest’s acquired businesses and other agreements.

Accounting for business combinations and other agreements may involve complex and subjective valuations of the assets and liabilities recorded as a result of the business combination or other agreement, and in some instances contingent consideration, which is recorded in the Forest’s consolidated financial statements pursuant to the standards applicable for business combinations in accordance with U.S. GAAP. Differences between the inputs and assumptions used in the valuations and actual results could have a material effect on Forest’s consolidated financial statements in future periods.

Forest has significant goodwill and other intangible assets—consequently, potential impairment of goodwill and other intangibles may significantly impact Forest’s profitability.

As of 31 March 2013, goodwill and other intangibles represented approximately 37% of Forest’s total assets. Goodwill and other intangible assets are subject to an impairment analysis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Additionally, goodwill is subject to an impairment test at least annually.

Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. As a result of the significance of goodwill and other intangible assets, Forest’s results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill or other intangible assets occur.

Forest could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The FCPA prohibits certain individuals and entities, including U.S. publicly traded companies, from promising, offering, or giving anything of value to foreign officials with the corrupt intent of influencing the foreign official for the purpose of helping the company obtain or retain business or gain any improper advantage. The FCPA also imposes specific recordkeeping and internal controls requirements on U.S. publicly traded companies. As noted above, Forest’s business is heavily regulated and therefore involves significant interaction with government officials, including officials of foreign governments. Additionally, in many countries outside the U.S., the healthcare providers who prescribe pharmaceuticals are employed by the government and the purchasers of pharmaceuticals are government entities; therefore, Forest’s payments to these prescribers and purchasers are subject to regulation under the FCPA. Recently the SEC and DoJ have increased their FCPA enforcement activities with respect to pharmaceutical companies.

The illegal distribution of Forest’s products could have a negative impact to Forest’s business and reputation.

Any third party illegally distributing or selling counterfeit versions of Forest’s product could be jeopardising the health of many individuals. These counterfeit products do not go through Forest’s rigorous manufacturing and testing standards and may not be stored the proper warehouse conditions. Counterfeit products sold under Forest’s Company name could impact Forest’s brand and reputation.

Forest may need to raise additional funds in the future which may not be available on acceptable terms or at all.

Forest expects cash generated by Forest’s operations, together with existing cash, cash equivalents, marketable securities, Forest’s $750 million revolving credit facility and access to capital markets to be sufficient to cover cash needs for Forest’s operations. However, Forest may consider issuing additional debt or equity securities in the future to fund common stock repurchases, strategic alliances and acquisitions, milestone payments, working capital (outside the period falling 12 months after the date of this Prospectus) and capital expenditures. If Forest issues equity or convertible debt securities to raise additional funds, Forest’s existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of Forest’s existing stockholders. If Forest incurs additional debt, it may increase Forest’s leverage relative to its earnings or to its equity capitalisation, requiring Forest to pay additional interest expenses and potentially lower Forest’s credit ratings. Forest may not be able to market such issuances on favourable terms, or at all, in which case, Forest may not be able to develop or enhance Forest’s products, execute Forest’s business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

Risks Related to the Actavis Ordinary Shares

The Actavis Ordinary Share price could be subject to significant fluctuations. Future share issues and sales of Actavis Ordinary Shares could result in dilution and reduce the influence of existing holders of Actavis Ordinary Shares. Actavis Ordinary Shares are subject to certain rights and restrictions which are different to those affecting Forest Common Stock. For a summary comparison of the material differences between the rights of Forest stockholders under the General Corporation Law of the State of Delaware and the Forest certificate of incorporation and byelaws and the rights that Forest stockholders will have as shareholders of Actavis under the Companies Acts and Actavis’ memorandum and articles of association, please see Part XI (Additional Information on Actavis) of this Prospectus.

Part III

ACTAVIS DIRECTORS, SECRETARY AND ADVISERS

Actavis directors	Mr. Paul M. Bisaro
Mr. Sigurdur O. Olafsson
Mr. James H. Bloem
Mr. Christopher W. Bodine
Ms. Tamar D. Howson
Mr. John A. King
Ms. Catherine M. Klema
Mr. Jiri Michal
Mr. Patrick J. O’Sullivan
Mr. Ronald R. Taylor
Mr. Andrew L. Turner
Mr. Fred G Weiss
Mr. Brenton L. Saunders[1]

Company Secretary	Mr. David A. Buchen

Registered Office	1 Grand Canal Square
Docklands
Dublin 2
Ireland

Reporting Accountants and Auditors	PricewaterhouseCoopers
One Spencer Dock
North Wall Quay
Dublin 1
Ireland

[1]	To be appointed to the Actavis board of directors on completion of the Mergers.

Part IV

OFFER STATISTICS AND EXPECTED TIMETABLE OF PRINCIPAL EVENTS

1.	OFFER STATISTICS

Actavis Ordinary Shares currently in issue	174,466,325
Maximum total number of new Actavis Ordinary Shares expected to be issued pursuant to the Offer	98,702,886
Maximum total number of Actavis Ordinary Shares in issue following the completion of the Mergers	273,169,211

There will be no proceeds accruing to Actavis under the Offer.

2.	EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date
Record date for Actavis EGM and Forest special meeting	2 May 2014
Filing of the Definitive Joint Proxy Statement/Prospectus with the SEC	5 May 2014
Election form record date	22 May 2014
Posting of Prospectus and election forms to Forest stockholders	30 May 2014
Actavis extraordinary general meeting and Forest special meeting	17 June 2014
Election Deadline	27 June 2014
Closing Date	1 July 2014

Part V

INFORMATION ON ACTAVIS

1.	INTRODUCTION

Actavis (formerly known as Actavis Limited) was incorporated in Ireland on 16 May 2013 under the Companies Acts as a private limited company and converted into a public limited company on 20 September 2013. Actavis is a leading integrated global speciality pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, branded generic, brand name, biosimilar and over-the-counter pharmaceutical products. Actavis also develops and out-licenses generic pharmaceutical products primarily in Europe through its Medis third party business. Actavis has operations in more than 60 countries throughout the United States of America, Canada, Latin America, Europe and MEAAP. The U.S. remains Actavis’ largest commercial market, representing more than half of total net revenues for each of 2013 and 2012. As of 31 December 2013, Actavis marketed approximately 250 generic pharmaceutical product families and approximately 45 brand pharmaceutical product families in the U.S. and distributed approximately 12,725 stock-keeping units through its Anda Distribution. Actavis Ordinary Shares are listed on NYSE under the symbol “ACT” and Actavis is in compliance with the NYSE requirements as set out in the NYSE Listed Company Manual.

On 25 May 2011, Watson acquired all of the outstanding equity of Paomar for cash totalling €400.0 million, or approximately $561.7 million at closing, subject to a net of working capital adjustment of €1.5 million, or approximately $2.2 million, and certain contingent consideration (the “Specifar Acquisition”). Paomar was a company incorporated under the laws of Cyprus and owner of 100% of the shares of Specifar a company organised under the laws of Greece. Specifar developed, manufactured and marketed generic pharmaceuticals. Specifar also out-licensed generic pharmaceutical products, primarily in Europe. Specifar had a commercial presence in the Greek branded generics pharmaceuticals market and owned 100% of the shares of Alet Pharmaceuticals Industrial and Commercial Société Anonyme, a company that markets branded-generic pharmaceutical products in the Greek market.

On 24 January 2012, Watson completed the acquisition of Ascent, the Australian and Southeast Asian generic pharmaceutical business of Strides Arcolab Ltd, for AU$376.6 million in cash, or approximately $392.6 million, including working capital adjustments. As a result of the acquisition, Watson enhanced its commercial presence in Australia and Watson gained selling and marketing capability in Southeast Asia through Ascent’s line of branded-generic and OTC products.

On 31 October 2012, Watson completed the Actavis Group Acquisition for a cash payment of €4.2 billion, or approximately $5.5 billion, and contingent consideration of 5.5 million newly issued shares of Actavis, Inc., which have since been issued. Watson’s Common Stock was traded on the NYSE under the symbol “WPI” until close of trading on 23 January 2013, at which time Watson changed its corporate name to “Actavis, Inc.” and changed its ticker symbol to “ACT.”

On 23 January 2013, Actavis, Inc. completed the Uteron Acquisition for approximately $142.0 million in cash, plus assumption of debt and other liabilities of $7.7 million and up to $155.0 million in potential future milestones. The Uteron Acquisition expanded Actavis’ speciality brands’ pipeline of women’s health products, including two potential near term commercial opportunities in contraception and infertility, and one oral contraceptive project projected to launch by 2018. Several additional products in earlier stages of development were also included in the acquisition.

Actavis was established for the purpose of facilitating the Warner Chilcott Acquisition among Actavis, Inc., Warner Chilcott, Actavis, Actavis Ireland Holding Limited, Actavis W.C. Holding LLC (now known as Actavis W.C. Holding Inc.) and Merger Sub. Pursuant to the transaction agreement, which closed on 1 October 2013: (i) Actavis acquired Warner Chilcott under a scheme of arrangement in accordance with Section 201, and a capital reduction under Sections 72 and 74, of the Companies Act 1963 where each Warner Chilcott ordinary share was converted into 0.160 of an Actavis Ordinary Share, or $5,833.9 million in equity consideration, and (ii) Merger Sub merged with and into Actavis, Inc., with Actavis, Inc. as the surviving corporation in the merger. Following completion of the Warner Chilcott Acquisition, Actavis, Inc. and Warner Chilcott became wholly-owned subsidiaries of Actavis. Each of Actavis, Inc.’s common shares was converted into one Actavis Ordinary Share.

On 17 February 2014, Actavis entered into the Merger Agreement with Forest. Forest is a leading, fully integrated, speciality pharmaceutical company largely focused on the United States market.

The registered office of Actavis is at 1 Grand Canal Square, Docklands, Dublin 2, Ireland (telephone number (862) 261-7000).

2.	BUSINESS OVERVIEW

Principal Activities

Actavis is a leading integrated global speciality pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, branded generic, brand name, biosimilar and OTC pharmaceutical products. Actavis also develops and out-licenses generic pharmaceutical products primarily in Europe through Actavis’ Medis third-party business. Following Actavis’ renaming in January of 2013, Actavis also changed the name of three reporting segments, which remained in effect as of 31 December 2013. The Global Generics segment became “Actavis Pharma,” Global Brands became “Actavis Speciality Brands,” and Distribution became “Anda Distribution.”

Actavis has operations in more than 60 countries throughout the Americas (the U.S., Canada, Latin America), Europe (Europe, Russia, Commonwealth of Independent States and Turkey), and the Middle East, Africa, Australia, and Asia Pacific. The U.S. remains Actavis’ largest commercial market and represented more than half of total net revenues for each of 2013 and 2012. As of 31 December 2013, Actavis marketed approximately 250 generic pharmaceutical product families and approximately 45 brand pharmaceutical product families in the U.S. and distributed approximately 12,725 stock-keeping units through the Anda Distribution division.

Business Description

Prescription pharmaceutical products in the U.S. generally are marketed as either generic or brand pharmaceuticals. Generic pharmaceutical products are bioequivalents of their respective brand products, or in cases of protein-based biologic therapies, biosimilar, and provide a cost-efficient alternative to brand products. Brand pharmaceutical products are marketed under brand names through programmes that are designed to generate physician and consumer loyalty. Through Actavis’ Anda Distribution Segment, Actavis distributes pharmaceutical products, primarily generics, which have been commercialised by Actavis and others, to pharmacies and physicians’ offices. As a result of the differences between the types of products marketed and/or distributed by Actavis and the methods by which Actavis distributed these products, Actavis operated and managed its business as three distinct operating segments as of 31 December 2013: (i) Actavis Pharma, (ii) Actavis Speciality Brands and (iii) Anda Distribution. Actavis also develops and out-licenses generic pharmaceutical products through its Medis third-party business.

Re-alignment of Business Structure

In the first quarter of 2014, Actavis realigned its global strategic business structure. Under the new organisational structure, generics, specialty brands, branded generics and third-party commercial operations have been consolidated into a single new division. As a result of the realignment, Actavis has now organised its business into two operating segments: Actavis Pharma and Anda Distribution. The Actavis Pharma segment includes patent-protected products and certain trademarked off-patent products that the Company sells and markets as brand pharmaceutical products and off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by Actavis, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. The Anda Distribution segment operating results exclude sales of products developed, acquired, or licensed by the Actavis Pharma segment. Actavis has revised its previously filed financial statements and other relevant sections of its 2013 Annual Report for this change. These revisions do not impact the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of comprehensive (loss) / income, the consolidated statement of cash flows or the consolidated statement of stockholders’ equity. For further details, refer to Exhibit 99.1 to Actavis’ Current Report on Form 8-K filed with the SEC on 20 May 2014, which is incorporated by reference into this Prospectus.

Business Strategy

Actavis applies three key strategies to achieve growth for the Actavis Pharma pharmaceutical business: (i) internal development of differentiated and high-demand products, including, in certain circumstances, challenging patents associated with these products, (ii) establishment of strategic alliances and collaborations and (iii) acquisition of products and companies that complement Actavis’ current business.

The Medis third-party business has a broad portfolio of over 175 developed products for out licensing to approximately 330 customers, primarily in Europe. The Anda Distribution business distributes products for approximately 400 suppliers and is focused on providing next-day delivery and responsive service to its customers. The Anda Distribution business also distributes a number of generic and brand products in the U.S. Growth in the Anda Distribution business will be largely dependent upon FDA approval of new generic products in the U.S. and expansion of Actavis’ base of suppliers.

Based upon business conditions, financial strength and other factors, Actavis regularly re-examines business strategies and may change them at any time.

Actavis Pharma Segment

Actavis is a leader in the development, manufacturing and sale of generic, branded generic and OTC pharmaceutical products. In certain cases where patents or other regulatory exclusivity no longer protect a brand product, or other opportunities might exist, Actavis seeks to introduce generic counterparts to the brand product. These generic products are bioequivalent to their brand name counterparts and are generally sold at significantly lower prices than the brand product. Actavis’ portfolio of generic products includes products Actavis have developed internally and products licensed from and distributed for third parties. Net revenues in the Actavis Pharma segment accounted for $6.4 billion, $4.4 billion and $3.4 billion, or approximately 73.2%, 75.2% and 73.4% of total net revenues in the years ended 31 December 2013, 2012 and 2011, respectively. The Actavis Pharma business in the U.S. remains the dominant source of revenue for Actavis with approximately 60%, 75% and 84% of 2013, 2012 and 2011 segment net revenue coming from Actavis’ U.S. businesses, respectively. While Actavis’ U.S. generics business will continue to be the dominant source of revenue, Actavis expects international generic revenue to represent an increasing percentage of total revenues in future periods due to the Actavis Group Acquisition.

Actavis Pharma Strategy

The Actavis Pharma business is focused on maintaining a leading position within both the U.S. generics market and key international markets and strengthening its global position by offering a consistent and reliable supply of quality products.

Actavis’ strategy in the U.S. is to develop generic pharmaceuticals that are difficult to formulate or manufacture or will complement or broaden existing product lines. Internationally, Actavis seeks to grow its market share in key markets while expanding its presence in new markets. Actavis plan to accomplish this through new product launches, filing existing products overseas and in-licensing products through acquisitions and strategic alliances. Additionally, Actavis distributes generic versions of third parties’ brand products (sometimes known as authorised generics) to the extent such arrangements are complementary to Actavis’ core business.

Actavis has maintained an ongoing effort to enhance efficiencies and reduce costs in its manufacturing operations.

Trends

The pharmaceutical industry is highly competitive. The Actavis Pharma business will compete with different companies depending upon product categories, and within each product category, upon dosage strengths and drug delivery systems. Such competitors include the major brand name and generic manufacturers of pharmaceutical products. In addition to product development, other competitive factors in the pharmaceutical industry include product quality and price, reputation and service and access to proprietary and technical information. Recent trends in this industry are toward further market consolidation of large drug companies into a smaller number of very large entities, further concentrating financial, technical and market strength and increasing competitive pressure in the industry. For further information regarding the known trends likely to have a material effect on Actavis’ prospectus for the current financial year, refer to the section titled “ITEM 1A.—RISK FACTORS” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus.

Key Technical Staff

Actavis’ key technical staff consists of Paul M. Bisaro (President, Chief Executive Officer and chairman of the board of directors), Sigurdur O. Olafsson (President, Actavis Pharma) and Robert A. Stewart (President, Global Operations). The table set forth below is the leadership structure and functions of Actavis’ key technical staff:

Actavis Pharma Product Portfolio—R&D, Patents and Licences

Actavis’ U.S. portfolio of approximately 250 generic pharmaceutical product families includes the following key products:

Actavis Generic Product	Comparable Brand Name	Therapeutic Classification
Amethia™	Seasonique®	Oral contraceptive
Bupropion hydrochloride ER	Actavisllbutrin XL®	Anti-depressant
Buprenorphine HCI, Naloxone HCI	Suboxone®	Anti-depressant
Desonide lotion and cream	DesoActavisn®	Dermatology
Doxycycline hyclate	Vibramycin®	Antibiotic
Dronabinol	Marinol®	Antiemetic
Duloxetine HCI	Cymbalta®	Anti-depressant
Enoxaparin sodium	Lovenox®	Anticoagulant
Fentanyl transdermal system	Duragesic®	Analgesic/narcotic combination
Glipizide ER	Glucotrol XL®	Anti-diabetic
Hydrocodone bitartrate/ acetaminophen	Lorcet®, Lorcet® Plus, Lortab®, Norco® /Anexsia®, Maxidone®, Vicodin®, Vicodin ES®, Vicodin HP®	Analgesic
Levalbuterol inhalation solution	Xopenex® Inhalation Solution	Broncodiolator
Lidocaine topical patch 5%	Lidoderm®	Anesthetic
Methylphenidate ER	Concerta®	Hypertension, attention-deficit/ hyperactivity disorder
Metoprolol succinate	Toprol XL®	Anti-hypertensive
Microgestin®/Microgestin® Fe	Loestrin®/Loestrin® Fe	Oral contraceptive
Mixed Amphetamine Salts ER	Adderall XR® CII	Hypertension, attention-deficit/ hyperactivity disorder

Actavis Generic Product	Comparable Brand Name	Therapeutic Classification
Modafinil	Provigil®	Sleep disorder
Morphine sulfate	Kadian®	Analgesic
Next Choice One Dose™	Plan B One-Step®	Emergency oral contraceptive
Potassium	Micro-K®, K-Dur®	Hypokalemia
Permethrin	Elimite	Dermatology
Valsartan	Diovan®	Hypertension

In the U.S., Actavis predominantly markets its generic products to various drug wholesalers, mail order, government and national retail drug and food store chains utilising a small team of sales and marketing professionals. Actavis sells its generic prescription products primarily under the “Watson Laboratories”, “Watson Pharma” and “Actavis Pharma” labels, and Actavis’ OTC generic products under private label. In early 2013, following the renaming of Watson Pharmaceuticals, Inc. to Actavis, Inc., efforts began to change the underlying “Watson” subsidiary and legal entity names to an “Actavis” name.

During 2013, on a combined business, Actavis expanded its generic product line with the launch of approximately 700 generic products globally. Key U.S. generic launches in 2013 included a generic Lidoderm® (lidocaine topical patch 5%), Suboxone® (buprenorphine HCL / nalaxone HCL), Diovan® (valsartan), Provigil® (modafinil), DesoActavisn® (desonide lotion and cream) and Cymbalta® duloxetine HCI).

Operations in Key International Markets

Approximately 40%, 25% and 16% of the Actavis Pharma revenue was derived outside the U.S. in 2013, 2012 and 2011, respectively, primarily in Western Europe, Canada and Australia. With the close of the Actavis Group Acquisition on 31 October 2012, Actavis now has operations in more than 60 countries, with leading generic market share positions in key strategic markets including the U.S., U.K., Canada, Australia, Nordics and Russia. In the year ended 31 December 2013, revenues attributed to Ireland, Actavis’ country of domicile, were approximately $24.9 million.

Actavis’ net product sales are represented by the sale of products in the following geographic areas for the years ended 31 December 2013, 2012 and 2011 (in millions):

	Year Ended 31 December
	2013	2012	2011
Americas	$6,051.4	$4,867.3	$4,089.9
Europe	2,003.8	677.7	288.8
MEAAP	436.6	238.2	82.6
	$8,491.8	$5,783.2	$4,461.3

Actavis Pharma R&D

Actavis devotes significant resources to the R&D of generic products and proprietary drug delivery technologies. The Actavis Pharma segment incurred R&D expenses of approximately $425.1 million, $256.3 million and $241.8 million in the years ended 31 December 2013, 2012 and 2011, respectively. Actavis is presently developing a number of generic products through a combination of internal and collaborative programmes.

The Actavis Pharma R&D strategy focuses on the following product development areas:

•	off-patent drugs that are difficult to develop or manufacture, or that complement or broaden Actavis’ existing product lines; and

•

the development of sustained-release, semi-solid, liquid, oral transmucosal, transdermal, gel, injectable, and other drug delivery technologies and the application of these technologies to proprietary drug forms.

Actavis conducts R&D through a network of 17 global R&D centres. Actavis’ R&D activities focus on products using solid dosage form, oral controlled and sustained release, transdermal, gel and oral transmucosal technologies and, following the acquisition of Actavis Group, also focuses on liquids, semi-solids and injectables. As of 31 December 2013, Actavis conducted the majority of R&D activities in Davie and Weston, Florida; Salt Lake City, Utah; Elizabeth, New Jersey; Owings Mills, Maryland and Mumbai, India.

As of 31 December 2013, Actavis had more than 195 ANDAs on file in the U.S.

Actavis Pharma—Speciality Brands Segment

Newly developed pharmaceutical products normally are patented or have market exclusivity and, as a result, are generally offered by a single provider when first introduced to the market. Actavis currently markets a number of branded products to physicians, hospitals, and other markets that Actavis serves. Actavis classifies these patented and off-patent trademarked products as Actavis brand pharmaceutical products. In October 2013, as a result of the Warner Chilcott Acquisition, Actavis began promoting a number of additional products, including, but not limited to, Actonel®, Asacol® HD, Atelvia®, Delzicol®, Doryx®, Estrace® Cream, Enablex®, Lo Loestrin® Fe and Minastrin® 24 Fe. In April 2012, Actavis launched Gelnique 3% TM (oxybutynin), a clear, odourless topical gel that has been shown to be an effective and safe treatment for OAB. Gelnique 3% TM was obtained through an exclusive licensing agreement with Antares Pharma, Inc. Net revenues in the Actavis Speciality Brands segment were $1,124.8 million, $482.4 million and $441.0 million, or approximately 13.0%, 8.2% and 9.6% of Actavis’ total net revenues in the years ended 31 December 2013, 2012 and 2011, respectively. Typically, Actavis’ brand products realise higher profit margins than Actavis’ generic products.

Actavis’ portfolio of approximately 45 brand pharmaceutical product families includes the following key products, which represented approximately 80% of total Actavis Speciality Brands segment product revenues in 2013:

Actavis Brand Product	Active Ingredient	Therapeutic Classification
Actonel®	Risedronate	Osteoporosis
Androderm®	Testosterone (transdermal patch)	Male testosterone replacement
Asacol® HD	Mesalamine	Ulcerative Colitis
Atelvia®	Risedronate	Osteoporosis
Crinone®	Progesterone	Progesterone supplementation
Delzicol®	Mesalamine	Ulcerative Colitis
Doryx®	Doxycycline hyclate	Acne
Enablex®	Darifenacin	Overactive bladder
Estrace® Cream	Estradiol	Hormone Therapy
Generess® Fe	Ethinyl estradiol and norethindrone	Oral contraceptive
INFeD®	Iron dextran	Hematinic
Kadian®	Morphine sulphate	Opioid analgesic
Lo Loestrin® Fe	Ethinyl estradiol and norethindrone	Oral contraceptive
Minastrin® 24 Fe	Ethinyl estradiol and norethindrone	Oral contraceptive
Oxytrol®	Oxybutnin (transdermal patch)	Overactive bladder
Rapaflo®	Silodosin	Benign prostatic hyperplasia
Trelstar®	Triptorelin pamoate injection	Prostate cancer

Actavis markets its brand products through approximately 3,500 active sales professionals in the world. Actavis’ sales and marketing efforts focus on physicians, specifically urologists, obstetricians, dermatologists, gastroenterologists and gynaecologists, who specialise in the diagnosis and treatment of particular medical conditions. Each group offers products to satisfy the unique needs of these physicians. Actavis believes this focused sales and marketing approach enables Actavis to foster close professional relationships with speciality physicians, as well as cover the primary care physicians who also prescribe in selected therapeutic areas. Following the renaming of Watson Pharmaceuticals, Inc. to Actavis, Inc. in January 2013, and in connection with the Warner Chilcott Acquisition, efforts are underway to change the underlying subsidiary and legal entities names to an “Actavis” name. Actavis believe that the current structure of sales professionals is very adaptable to the additional products Actavis plans to add to its brand portfolio, particularly in the therapeutic category of women’s health.

Actavis’ key promoted products are Actonel®, Androderm®, Asacol® HD, Atelvia®, Crinone®, Delzicol®, Doryx®, Enablex®, Estrace® Cream, Generess® Fe, Lo Loestrin® Fe, Minastrin® 24 Fe, Rapaflo® and Trelstar®. The speciality brands component of the Actavis Pharma segment also receives other revenues consisting of co-promotion revenue and royalties. Actavis promotes AndroGel® on behalf of Abbvie Inc. Actavis expects to continue this strategy of supplementing existing brand revenues with co-promoted products within Actavis’ targeted therapeutic areas. Other revenue, which consists primarily of royalties, milestone receipts, commission income and revenue from licensing arrangements totalled $82.2 million, $70.8 million and $76.1 million or approximately 7.3%, 14.7% and 17.3% of the total Actavis Speciality Brands segment net revenue for the years ended 31 December 2013, 2012 and 2011, respectively.

Operations in Key International Markets

In conjunction with Actavis’ strategy to grow and expand the Actavis Speciality Brands business in the Americas, in 2011 Actavis established a commercial presence in Canada. In 2012, Actavis began marketing and selling Rapaflo®, Gelnique®, Oxytrol®, and Androderm® in Canada and in 2013 Actavis launched Fibristal®. Actavis’ Canadian sales efforts are supported by Actavis’ sales force, which targets urologists and primary care physicians. Actavis plans to seek approval for several of its core Urology and Women’s healthcare branded products in both Brazil and Mexico and intends to commercialise the products in this region once approval is obtained.

Outside of the Americas, Actavis intends to maximise the value of Actavis’ brand product portfolio and pipeline by utilising the assets and expertise brought to Actavis’ organisation by the Actavis Group and Warner Chilcott acquisitions. Outside of the U.S., Actavis has a sales force that actively promotes branded, generic, branded-generic, and OTC medicines. This sales force will play an important role in expanding the global commercial value of Actavis’ portfolios, including Actavis’ branded portfolio.

Actavis Pharma—Speciality Brands R&D

Actavis devotes significant resources to the R&D of brand products, biosimilars and proprietary drug delivery technologies. A number of Actavis’ brand products are protected by patents and have enjoyed market exclusivity. The Actavis Speciality Brands segment R&D expenses were $191.8 million, $146.2 million and $64.8 million in the years ended 31 December 2013, 2012 and 2011, respectively.

Actavis’ Pharma—speciality brands R&D strategy focuses on the following product development areas:

•	the application of proprietary drug-delivery technology for new product development in speciality areas; and

•	the acquisition of mid-to-late development-stage brand drugs and biosimilars.

Actavis is presently developing a number of brand products, some of which utilise novel drug-delivery systems, through a combination of internal and collaborative programmes including the following:

Project/Product	Potential Indication / Disease Area	Business Franchise	Formulation/ Route of Administration	Current Phase
Albaconazole VVC	Vulvovaginal candidiasis	Women’s Health		II

E4/Progestin OC	Oral Contraception	Women’s Health	Solid oral dose	II

WC3055 Udenafil BPH	BPH + Erectile Dysfunction	Urology	Solid oral dose	II

WC3035 Sarecycline	Moderate to severe acne	Dermatology	Solid oral dose	II

Oxybutynin Hyperhidrosis	Hyperhidrosis	Dermatology		II

Albaconazole Onychomycosis	Onychomycosis	Dermatology		II

Esmya®-Fibroids (US)	Treatment of signs and symptoms of uterine fibroids	Women’s Health	Solid oral dose	III

Diafert™	Improve embryo selection in IVF	Women’s Health	Testing kit	III

WC3011 E2 Vaginal Cream	Hormone therapy	Women’s Health	Vaginal cream/ gel	III

WC3043 Udenafil ED	Erectile Dysfunction	Urology	Solid oral dose	III

Project/Product	Potential Indication / Disease Area	Business Franchise	Formulation/ Route of Administration	Current Phase

Amg/Act Herceptin®	HER2 positive malignancies	Biologic	Intravenous vial	III

Amg/Act Avastin®	Various malignancies	Biologic	Intravenous vial	III

rFSH	Development of multiple follicles in ART programme (IVF)	Biologic	Subcutaneous injectable pen	III

WC2055 Doxycycline NextGen	Doxycycline class labelling, including moderate/severe acne	Dermatology	Solid oral dose	III

Actavis also has a number of products in development as part of Actavis’ life-cycle management strategy on its existing product portfolio.

Biosimilars

Biosimilars development efforts are managed by the speciality brands component of the Actavis Pharma segment.

In July 2010, Actavis entered into an exclusive, worldwide licensing agreement with Itero Biopharmaceuticals, Inc. (“Itero”), a venture-backed speciality biopharmaceutical company, to develop and commercialise Itero’s recombinant follicle stimulating hormone (“rFSH”) product. In 2012, the product began clinical development as a biosimilar molecule for in vitro fertilisation. Under the terms of the agreement, Actavis paid Itero an undisclosed licensing fee and will make additional payments based on the achievement of certain development and regulatory performance milestones. Upon successful commercialisation, Actavis will also pay Itero a percentage of net sales or net profits in various regions of the world. Actavis assumed responsibility for all future development, manufacturing, and commercial expenses related to Itero’s rFSH product.

Anda Distribution Segment

The Anda Distribution business primarily distributes generic and selected brand pharmaceutical products, vaccines, injectables and OTC medicines to independent pharmacies, alternate care providers (hospitals, nursing homes and mail order pharmacies), pharmacy chains and physicians’ offices. Additionally, Actavis sells to members of buying groups, which are independent pharmacies that join together to enhance their buying power. Actavis believes that it is able to effectively compete in the distribution market, and therefore optimise its market share, based on three critical elements: (i) competitive pricing, (ii) high levels of inventory for approximately 12,725 stock-keeping units for responsive customer service that includes, among other things, next day delivery to the entire U.S., and (iii) well established telemarketing relationships with customers, supplemented by Actavis’ electronic ordering capabilities. While Actavis purchases most of the approximate 12,725 stock-keeping units in its Anda Distribution operations from third party manufacturers, Actavis also distributes its own products as well as the products of Actavis’ collaborative partners. Actavis is the only U.S. pharmaceutical company that has meaningful distribution operations with direct access to independent pharmacies.

Revenue growth in the Anda Distribution operations will primarily be dependent on the launch of new products, offset by the overall level of net price and unit declines on existing distributed products and will be subject to changes in market share.

Actavis presently distributes products from facilities in Weston, Florida, Groveport, Ohio, and Olive Branch, Mississippi. In 2012, Actavis completed construction of the 234,000 square foot distribution facility in Olive Branch, Mississippi and over time, Actavis expects to relocate its Groveport, Ohio distribution operations to this new facility.

Financial Information About Segments and Geographic Areas

Actavis evaluates the performance of the Actavis Pharma and Anda Distribution business segments based on net revenues and segment contribution.

Summarised net revenues and segment contribution information for the Actavis Pharma and Anda Distribution business segments for each of the last three fiscal years in the U.S. and internationally, where applicable, is presented in the section titled “NOTE 17—Segments” in the “Notes to Consolidated Financial Statements” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC (certain sections of which have been updated by means of Actavis’ Current Report on Form 8-K, filed with the SEC on 20 May 2014) and that is incorporated by reference into this Prospectus.

Customers

In the Actavis Pharma operation, Actavis sells generic and brand pharmaceutical products primarily to drug wholesalers, retailers and distributors, including national retail drug and food store chains, hospitals, clinics, mail order, government agencies and managed healthcare providers such as health maintenance organisations and other institutions. In the Anda Distribution business, Actavis distributes generic and brand pharmaceutical products to independent pharmacies, alternate care providers (hospitals, nursing homes and mail order pharmacies), pharmacy chains, physicians’ offices and buying groups.

Sales to certain of Actavis’ customers accounted for 10% or more of Actavis’ annual net revenues during the past three years. The acquisitions of Warner Chilcott and Actavis, and the related change in the mix of global sales resulting from these acquisitions had the impact of lowering overall concentration risk. The following table illustrates any customer, on a global basis, which accounted for 10% or more of Actavis’ annual net revenues in any of the past three fiscal years and the respective percentage of Actavis’ net revenues for which they account for each of the last three years:

Customer	2013	2012	2011
McKesson Corporation	11%	14%	14%
Walgreens	9%	16%	16%

McKesson Corporation and certain of Actavis’ other customers comprise a significant part of the distribution network for pharmaceutical products in North America. As a result, a small number of large, wholesale distributors and large chain drug stores control a significant share of the market. This concentration may adversely impact pricing and create other competitive pressures on drug manufacturers. The Anda Distribution business competes directly with Actavis’ large wholesaler customers with respect to the distribution of generic products.

The loss of any of these customers could have a material adverse effect on Actavis’ business, results of operations, financial condition and cash flows.

McKesson should continue to be a significant customer of the Combined Company (accounting for 10% or more of annual net revenues) following completion of the Mergers.

Actavis Pharma—Speciality Brands Business Development

Licence and supply agreement with Merck for Oxytrol® OTC

In November 2007, Actavis entered into a licence and supply agreement for Oxytrol® with Merck. Under terms of the agreement, Actavis will supply the Oxytrol® product to Merck and Merck will package, distribute, sell and market the product over-the-counter in the U.S. for the treatment of over active bladder in women. The agreement entitles Actavis to retain marketing rights for the prescription Oxytrol® product. After conducting numerous clinical trials, Merck submitted the application in March of 2012 and received FDA approval on 25 January 2013 as the first OTC product for the treatment of over active bladder in women.

Amgen Collaboration

In December 2011, Actavis entered the Amgen Collaboration Agreement. Amgen has assumed primary responsibility for developing, manufacturing and initially commercialising the oncology antibody products. Actavis will contribute up to $312.4 million in co-development costs over the remaining course of development, including the provision of development support, and will share product development risks. In addition, Actavis will contribute its significant expertise in the commercialisation and marketing of products in highly competitive speciality and generic markets, including helping effectively manage the lifecycle of the biosimilar products. The collaboration products are expected to be sold under a joint Amgen/Actavis label. Actavis will initially receive royalties and sales milestones from product revenues. The collaboration will not pursue biosimilars of Amgen’s proprietary products.

Competition

The pharmaceutical industry is highly competitive. The Actavis Pharma business will compete with different companies depending upon product categories, and within each product category, upon dosage strengths and drug delivery systems. Such competitors include the major brand name and generic manufacturers of pharmaceutical products. In addition to product development, other competitive factors in the pharmaceutical industry include product quality and price, reputation and service and access to proprietary and technical information. It is possible that developments by others will make Actavis’ products or technologies noncompetitive or obsolete.

Actavis actively competes in the generic pharmaceutical industry. Revenues and gross profit derived from the sales of generic pharmaceutical products tend to follow a pattern based on certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire or are successfully challenged, the first off-patent manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing off-patent manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases dramatically. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product normally is related to the number of competitors in that product’s market pricing and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, Actavis must continue to develop and introduce new products in a timely and cost-effective manner to maintain its revenues and gross profit.

In addition to competition from other generic drug manufacturers, Actavis faces competition from brand name companies in the generic market. Many of these companies seek to participate in sales of generic products by, among other things, collaborating with other generic pharmaceutical companies or by marketing their own generic equivalent to their brand products as authorised generics. Actavis’ major competitors include Teva, Mylan and Sandoz.

Competing in the brand product business requires Actavis to identify and bring to market new products embodying technological innovations. Successful marketing of brand products depends primarily on the ability to communicate their effectiveness, safety and value to healthcare professionals in private practice, group practices and receive formulary status from managed care organisations. Actavis anticipates that its brand product offerings will support Actavis’ existing areas of therapeutic focus. Based upon business conditions and other factors, Actavis regularly reevaluates its business strategies and may from time to time reallocate its resources from one therapeutic area to another, withdraw from a therapeutic area or add an additional therapeutic area in order to maximise Actavis’ overall growth opportunities. Actavis’ competitors in brand products include major brand name manufacturers of pharmaceuticals. Based on total assets, annual revenues and market capitalisation, the speciality brands component of the Actavis Pharma segment is considerably smaller than many of these competitors and other global competitors in the brand product area. Many of Actavis’ competitors have been in business for a longer period of time, have a greater number of products on the market and have greater financial and other resources than Actavis. If Actavis directly compete with them for certain contracted business, such as the pharmacy benefit manager business, and for the same markets and/or products, their financial strength could prevent Actavis from capturing a meaningful share of those markets.

The Anda Distribution business competes with a number of large wholesalers and other distributors of pharmaceuticals, including McKesson Corporation, AmerisourceBergen Corporation and Cardinal Health, Inc., which distribute both brand and generic pharmaceutical products to their customers. These companies are also significant customers of the Actavis Pharma pharmaceutical businesses. As generic products generally have higher gross margins than brand products for a pharmaceutical distribution business, each of the large wholesalers, on an increasing basis, are offering pricing incentives on brand products if the customers purchase a majority of their generic pharmaceutical products from the primary wholesaler. As Actavis do not offer as broad a portfolio of brand products to Actavis’ customers as some of Actavis’ competitors, Actavis are at times competitively disadvantaged. Increased competition in the generic industry as a whole may result in increased price erosion in the pursuit of market share.

Manufacturing, Suppliers and Materials

Actavis manufactures many of its own finished products at Actavis plants including major manufacturing sites in Athens, Greece; Barnstaple, UK; Birzebbugia, Malta; Corona, California; Davie, Florida; Nerviano, Italy; Dupnitsa, Bulgaria; Elizabeth, New Jersey; Goa, India; Hafnarfjordur, Iceland; Lincolnton, North Carolina; Fajardo, Puerto Rico; Weiderstadt, Germany and Salt Lake City, Utah. Actavis has implemented several cost reduction initiatives, which included the transfer of several solid dosage products from its Corona, California facility to other facilities throughout its manufacturing network and the ongoing implementation of an operational excellence initiative at certain of Actavis’ manufacturing facilities. Actavis has also announced its intent to close its Pharmapack, Netherlands facility in 2014 and Lincolnton, North Carolina manufacturing facility by 2015, moving the production of certain prescription products to the Salt Lake City, Utah facility and contracting with third parties for the manufacture of certain OTC products. Actavis’ manufacturing facilities also include additional plants supporting local markets and alternative dosage forms.

For a more complete list of manufacturing facilities, refer to the section titled “ITEM 2. PROPERTIES” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus.

Actavis has development and manufacturing capabilities for raw material and API and intermediate ingredients to support Actavis’ internal product development efforts in Actavis’ Coleraine, Northern Ireland and Ambernath, India facilities. Actavis’ Ambernath, India facility also manufactures API for third parties.

Actavis’ manufacturing operations are subject to extensive regulatory oversight and could be interrupted at any time. Actavis’ Corona, California facility is currently subject to a consent decree of permanent injunction.

In addition, Actavis is dependent on third parties for the supply of the raw materials necessary to develop and manufacture Actavis’ products, including APIs and inactive pharmaceutical ingredients used in many of Actavis’ products.

Actavis is required to identify the supplier(s) of all the raw materials for its products in the drug applications that it files with the FDA. If raw materials for a particular product become unavailable from an approved supplier specified in a drug application, Actavis would be required to qualify a substitute supplier with the FDA, which would likely interrupt manufacturing of the affected product. To the extent practicable, Actavis attempts to identify more than one supplier in each drug application. However, some raw materials are available only from a single source and, in many of Actavis’ drug applications, only one supplier of raw materials has been identified, even in instances where multiple sources exist.

Further, Actavis obtains a significant portion of its raw materials from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, FDA regulation, customs clearance, various import duties, foreign currency risk and other government clearances. Acts of governments outside the U.S. may affect the price or availability of raw materials needed for the development or manufacture of Actavis’ products. In addition, any changes in patent laws in jurisdictions outside the U.S. may make it increasingly difficult to obtain raw materials for R&D prior to the expiration of the applicable U.S. or foreign patents.

Patents and Proprietary Rights

Actavis believes patent and other intellectual property protection of its proprietary products is important to its brand pharmaceutical products business. Actavis’ success with its brand products will depend, in part, on Actavis’ ability to obtain, and successfully defend if challenged, patent or other proprietary protection for such products. Actavis currently have a number of U.S. and foreign patents issued or pending. However, the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. Accordingly, Actavis’ patents may not prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of Actavis’ patents. If Actavis’ patent applications are not approved or, even if approved, if such patents are circumvented or not upheld in a court of law, Actavis’ ability to competitively market its patented products and technologies may be significantly reduced. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by competitors, in which case Actavis’ ability to commercially market these products may be diminished.

Actavis owns or has licenses to patents covering several of its brand pharmaceutical portfolio products, including Asacol HD, Minastrin, Actonel (150mg), Delzicol, Lo Loestrin, Enablex, Rapaflo and Generess. Relevant

regulatory exclusivities, U.S. Patents and their expiration dates are listed in the Orange Book. As with any patents, patents listed in the Orange Book may be subject to challenge by third parties. Other than Delzicol, patents associated with these products are or have been subject to challenge in the United States. Actavis vigorously defends the validity, enforceability and scope of its patent rights. Patents covering Actavis’ Estrace ® Cream, Androderm ®, Femhrt ® and INFed ® products have expired and Actavis have no further patent protection on these products.

Subject to the foregoing comments, and the discussion set forth in Actavis’ Quarterly Report on Form 10-Q for the fiscal quarter ended 31 March 2014, which was filed with the SEC on 5 May 2014 and which is incorporated by reference into this Prospectus, patent expiry dates for the Orange Book listed patents for the top seven Actavis brand products in the U.S. are set forth below:

Brand Product	Orange Book—U.S. Patent Expiry
Asacol HD	15 November 2021
Lo Loestrin	2 February 2029
Estrace	(no Orange Book patents)
Minastrin 24 Fe	6 April 2019
Delzicol	13 April 2020
Generess Fe	6 April 2019
Actonel (150mg) Once-a-Month	6 November 2023

From time to time, Actavis may need to obtain licences to patents and other proprietary rights held by third parties to develop, manufacture and market Actavis’ products. If Actavis is unable to timely obtain these licences on commercially reasonable terms, its ability to commercially market such products may be inhibited or prevented.

Actavis also relies on trade secrets and proprietary know-how that it seeks to protect, in part, through confidentiality agreements with Actavis’ partners, customers, employees and consultants. It is possible that these agreements will be breached or will not be enforceable in every instance, and Actavis will not have adequate remedies for any such breach. It is also possible that Actavis’ trade secrets will otherwise become known or independently developed by competitors.

Actavis may find it necessary to initiate litigation to enforce Actavis’ patent rights, to protect Actavis’ trade secrets or know-how or to determine the scope and validity of the proprietary rights of others. Litigation concerning patents, trademarks, copyrights and proprietary technologies can often be protracted and expensive and, as with litigation generally, the outcome is inherently uncertain.

Pharmaceutical companies with brand products are suing companies that produce off-patent forms of their brand name products for alleged patent infringement or other violations of intellectual property rights which may delay or prevent the entry of such a generic product into the market. For instance, when Actavis file an ANDA in the U.S. seeking approval of a generic equivalent to a brand drug, Actavis may certify under the Drug Price Competition and Patent Restoration Act of 1984 to the FDA that Actavis do not intend to market Actavis’ generic drug until any patent listed by the FDA as covering the brand drug has expired, in which case, the ANDA will be approved by the FDA no earlier than the expiration or final finding of invalidity of such patent(s). On the other hand, Actavis could certify that it believes the patent or patents listed as covering the brand drug are invalid and/or will not be infringed by the manufacture, sale or use of Actavis’ generic form of the brand drug. In that case, Actavis are required to notify the brand product holder or the patent holder that such patent is invalid or is not infringed. If the patent holder sues Actavis for patent infringement within 45 days from receipt of the notice, the FDA is then prevented from approving Actavis’ ANDA for 30 months after receipt of the notice unless the lawsuit is resolved in Actavis’ favour in less time or a shorter period is deemed appropriate by a court.

In addition, increasingly aggressive tactics employed by brand companies to delay generic competition, including the use of citizen petitions and seeking changes to U.S. Pharmacopeia, have increased the risks and uncertainties regarding the timing of approval of generic products. Litigation alleging infringement of patents, copyrights or other intellectual property rights may be costly and time consuming.

3.	ACQUISITION OF FOREST

On 17 February 2014, Actavis entered into the Merger Agreement with Forest, pursuant to which Actavis will acquire Forest in a series of Mergers. Following the Mergers, the Forest Common Stock will be delisted from NYSE, deregistered under the Exchange Act and cease to be publicly traded. The acquisition of Forest will be effected under Delaware law. On 18 February 2014, the Actavis directors announced the terms of the Offer intended to be made by Actavis to acquire the Forest Common Stock.

The combination of Forest and Actavis, if completed, will create one of the world’s largest speciality pharmaceutical companies, as well as a new model in speciality pharmaceutical leadership, with total revenues expected to be evenly contributed by global generics and speciality brand portfolios. The Actavis board of directors considered many factors in making its determination that the terms of the transaction are advisable, consistent with and in furtherance of the strategies and goals of Actavis and are in the best interests of Actavis and the Actavis shareholders. In arriving at its determination, the board of directors consulted with Actavis’ management, legal advisers, financial advisers and other representatives, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that the Mergers are likely to result in significant strategic and financial benefits to Actavis and its shareholders, which are set out in further detail in Part VII (The Offer) of this Prospectus.

Pursuant to the Merger Agreement, Actavis will acquire Forest in a series of merger transactions. Merger Sub 1 will merge with and into Forest and, immediately following the First Merger, Forest will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the Surviving Company. Following the Mergers, Merger Sub 2 will be an indirect wholly-owned subsidiary of Actavis and the Forest Common Stock will be delisted from NYSE, deregistered under the Exchange Act and cease to be publicly traded.

As a result of the First Merger, each issued and outstanding share of Forest Common Stock, other than (i) any shares of Forest Common Stock held in the treasury of Forest or owned by Actavis, Tango U.S. Holdings, the Merger Subs or by any of their respective subsidiaries or any subsidiaries of Forest at the effective time of the First Merger, which will each be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (the shares in (i) are referred to as “excluded shares”) and (ii) shares of Forest Common Stock held by Forest stockholders who have perfected and not effectively withdrawn a demand for, or lost the right to, appraisal under Delaware law, which will be entitled to the appraisal rights provided under Delaware law (the shares in (ii) are referred to as “dissenting shares”), will be converted into the right to receive Standard Election Consideration. Alternatively, Forest stockholders will have the right to make either a Cash Election for the Cash Election Consideration, or a Stock Election for the Stock Election Consideration, for each of their shares of Forest Common Stock. Both the Cash Election and the Stock Election are subject to the proration and adjustment procedures, described in Part VII (The Offer) of this Prospectus, to cause the total amount of cash paid, and the total number of Actavis Ordinary Shares issued, in the First Merger to the holders of shares of Forest Common Stock (other than excluded shares and dissenting shares), as a whole, to equal as nearly as practicable the total amount of cash and number of shares that would have been paid and issued if all of such shares of Forest Common Stock were converted into the Standard Election Consideration (such total amount of cash and Actavis Ordinary Shares is referred to as the “Merger Consideration”). Holders of shares of Forest Common Stock (other than excluded shares and dissenting shares) who make no election or an untimely election will receive the Standard Election Consideration with respect to such shares of Forest Common Stock. It is expected that Actavis shareholders and Forest stockholders, in each case as of immediately prior to the First Merger, will hold approximately 65% and 35%, respectively, of the issued and outstanding Actavis Ordinary Shares immediately after completion of the First Merger.

No holder of Forest Common Stock will be issued fractional Actavis Ordinary Shares in the First Merger. Each holder of Forest Common Stock converted pursuant to the First Merger who would otherwise have been entitled to receive a fraction of an Actavis Ordinary Share will receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of an Actavis Ordinary Share multiplied by the volume weighted average price of Actavis Ordinary Shares for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th trading day prior to the Closing Date to the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg.

The Merger Consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Forest Common Stock or Actavis Ordinary Shares, as applicable), reorganisation, recapitalisation, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Forest Common Stock or Actavis Ordinary Shares outstanding after the date of the Merger Agreement and prior to the effective time of the First Merger.

4.	DIRECTORS AND PROPOSED BOARD AND KEY TECHNICAL STAFF

Upon completion of the Mergers, the Combined Company will be led by Paul M. Bisaro and its officers will be chosen from the existing management teams of Actavis and Forest. Brenton L. Saunders, the current CEO of Forest, and two additional members of the Forest board of directors as of immediately prior to the Mergers will be added to the Actavis board of directors.

Paul M. Bisaro

Paul M. Bisaro, age 54, has served as Actavis’ President and Chief Executive Officer and as chairman of the Board of Directors since October 2013, prior to which he served on the Board of Directors of Actavis, Inc. since September 2007. Prior to joining Actavis, Mr. Bisaro was President, Chief Operating Officer and a member of the Board of Directors of Barr from 1999 to 2007. Between 1992 and 1999, Mr. Bisaro served as General Counsel of Barr and from 1997 to 1999 served in various additional capacities including Senior Vice President—Strategic Business Development. Prior to joining Barr, he was associated with the law firm Winston & Strawn and a predecessor firm, Bishop, Cook, Purcell and Reynolds from 1989 to 1992. Mr. Bisaro also currently serves on the Boards of Visitors of the Catholic University of America Columbus School of Law and Zimmer Holdings, Inc. Mr. Bisaro received his undergraduate degree in General Studies from the University of Michigan in 1983 and a Juris Doctor from Catholic University of America in Washington, D.C. in 1989.

Mr. Sigurdur O. Olafsson

Sigurdur O. Olafsson was appointed President, Actavis Pharma on 27 April 2012. Mr. Olafsson has served as a member of the Actavis board of directors since 2013. He is the President of Actavis Pharma—Actavis’ generic, branded generic, legacy brands and over-the-counter business. He joined Actavis as Executive Vice President, Global Generics in September 2010, and was appointed President of the Global Generics business in April 2012. Prior to joining Actavis, Mr. Olafsson served as CEO of the Actavis Group, where he was responsible for overseeing its global pharmaceutical business with operations in more than 40 countries. Prior to joining the Actavis Group, Mr. Olafsson held increasingly responsible positions with Pfizer’s Global R&D organisation in both the U.S. and the UK from 1998 until 2003, and served as head of Drug Development for Omega Farma in Iceland for four years. Mr. Olafsson has a M.S. in Pharmacy (Cand Pharm) from the University of Iceland.

Mr. James H. Bloem

Mr. Bloem joined the Actavis board of directors in October 2013. He previously served as a member of the Warner Chilcott board of directors since 2006 and was a member of the board of one of Warner Chilcott’s predecessor companies from 1996 to 2000. Mr. Bloem previously served as Senior Vice President, Chief Financial Officer and Treasurer of Humana, one of the nation’s largest health benefit companies. He joined Humana in 2001 and had responsibility for all of the Humana’s accounting, actuarial, analytical, financial, tax, risk management, treasury and investor relations activities.

Mr. Christopher W. Bodine

Mr. Bodine served as a member of Actavis, Inc.’s board of directors since 2009 and joined the Actavis board of directors in October 2013. Mr. Bodine retired from CVS Caremark in January 2009 after 24 years with CVS. Prior to his retirement, Mr. Bodine served as President, Healthcare Services of CVS Caremark Corporation, where he was responsible for strategy, business development, trade relations, sales and account management, pharmacy merchandising, marketing, information technology and Minute Clinic. Prior to the merger of CVS Corporation and Caremark Rx, Inc. in March 2007, Mr. Bodine served for several years as Executive Vice President—Merchandising and Marketing of CVS Corporation. Mr. Bodine is active in the pharmaceutical industry, having served on a number of boards and committees, including the Healthcare Leadership Council, RI Quality Institute, National Retail Federation, National Association of Chain Drug Stores (NACDS), and the NACDS Pharmacy Affairs and Leadership Committees. Mr. Bodine also currently serves as a director with Nash Finch.

Ms. Tamar D. Howson

Ms. Howson previously served as a member of the Warner Chilcott board of directors since May 2013 and joined the Actavis board of directors in October 2013. Ms. Howson has served as a corporate business development and strategy consultant to biopharmaceutical companies since 2011. From 2009 to 2011, she served as a member of the transaction advisory firm JSB-Partners, providing business development support to life sciences companies, and from 2007 to 2008 she served as Executive Vice President, Corporate Business Development at Lexicon Pharmaceuticals. Prior to joining Lexicon, Ms. Howson served as Senior Vice President, Corporate and Business Development at Bristol-Myers Squibb from November 2001 until February 2007. Ms. Howson also serves on the boards of directors of Organovo Holdings, Inc., Idenix Pharmaceuticals, Inc. and OXiGENE, Inc., and is a director of the International Partnership for Microbicides, a non-profit product development partnership.

Dr. John A. King

Dr. King joined the Actavis board of directors in October 2013 and previously served as the former Non-Executive Chairman of the Warner Chilcott board of directors, having joined the Warner Chilcott board in June 2005 Dr. King served in positions of increasing responsibility with Warner Chilcott’s predecessors for 26 years, most recently as Executive Chairman of Galen Holdings Ltd., a position he held from 2000 until January 2005.

Ms. Catherine M. Klema

Ms. Klema served as a member of Actavis, Inc.’s board of directors since 2004 and joined the Actavis board of directors in October 2013. She is currently President of Nettleton Advisers LLC, a consulting firm established by Ms. Klema in 2001. Prior to establishing her firm, Ms. Klema served as Managing Director, Healthcare Investment Banking, at SG Cowen Securities from 1997 to 2001. Ms. Klema also served as Managing Director, Healthcare Investment Banking, at Furman Selz LLC from 1994 until 1997, and was employed by Lehman Brothers from 1987 until 1994. Ms. Klema served as a director of Pharmaceutical Product Development, Inc., a global contract research organisation, from 2000 to 2011. In March 2012, Ms. Klema was appointed to the Montefiore Medical Centre Board of Trustees.

Mr. Jiri Michal

Mr. Michal has served as a member of the Actavis board of directors since 2013. He most recently served as Chairman of the board and Chief Executive Officer of Zentiva until 2010. During his 36-year involvement with Zentiva, which included 20 years as CEO, Mr. Michal held numerous positions and directed the growth of Zentiva through several acquisitions, initiated modernisation and privatisation and lead a successful management buy-out, culminating in a successful initial public offering in 2004. In 2009, Zentiva became part of Sanofi Group. Mr. Michal was appointed Chairman of the board of Prague Chemical University in 2011, and is an acting member of the board of directors of Moser in the Czech Republic.

Mr. Patrick J. O’Sullivan

Mr. O’Sullivan previously served as a member of Warner Chilcott’s board of directors since 2009 and joined the Actavis board of directors in October 2013. Prior to his retirement in 2006, Mr. O’Sullivan served in positions of increasing responsibility with LEO for more than 30 years, most recently as the Chief Executive Officer of LEO Pharma Ireland and as a director of LEO. He also served as a director of LEO Pharmaceuticals Ltd. UK, LEO Pharma SA France and The LEO Foundation. Mr. O’Sullivan is a registered pharmacist, a member and honorary fellow of the Pharmaceutical Society of Ireland and a Knight of the Order of the Dannebrog. Currently, Mr. O’Sullivan is a pharmaceutical business consultant and serves on the board of directors of Amarin Corporation plc, where he is a member of the audit committee, nominating committee and corporate governance committee.

Mr. Ronald R. Taylor

Mr. Taylor served as a member of the Actavis, Inc. board of directors since 1994 and joined the Actavis board of directors in October 2013. Mr. Taylor is the President of Tamarack Bay, LLC, a private consulting firm. He has been a director of Red Lion Hotels Corporation, a hotel operating company, since 1998 and a director of ResMed, Inc., a medical device manufacturer, since 2005. Prior to forming Tamarack Bay, Mr. Taylor was a general partner of Enterprise Partners Venture Capital, a venture capital firm, from 1998 until 2001.

Mr. Andrew L. Turner

Mr. Turner served as a member of Actavis, Inc.’s board of directors since 1997 and joined the Actavis board of directors in October 2013. He was appointed as the Chairman of Actavis, Inc.’s board of directors in May 2008 and served in this capacity until October 2013, at which time he became Actavis’ lead independent director. He is the founder and currently serves as Manager of Trinity Health Systems, an owner of senior housing properties. Mr. Turner has been a director of Streamline Health Solutions, a provider of software for document solutions in hospitals, since 2007, and also serves as a director of Aston Healthcare Ltd., an operator of senior housing properties in the United Kingdom.

Mr. Fred G Weiss

Mr. Weiss served as a member of Actavis, Inc.’s board of directors since 2000 and joined the Actavis board of directors in October 2013. Mr. Weiss is the managing director of the consulting firm FGW Associates,

Inc., a position he has held since 1997, and prior to that served as an executive for Warner-Lambert for nearly 20 years, most recently as Vice President, Planning, Investment and Development. Mr. Weiss is also an Independent Vice-Chairman of the board and Chairman of the Audit Committee of numerous BlackRock-sponsored mutual funds. In this capacity, and pursuant to BlackRock’s policies, Mr. Weiss has oversight responsibility for finance and accounting matters, and has no responsibility for, or discretion concerning, any of BlackRock’s equity investment decisions. Additionally, Mr. Weiss has been a Director of the Michael J. Fox Foundation for Parkinson’s Research since 2000.

Mr. Brenton L. Saunders

Mr. Saunders, who will be added to the Actavis board of directors upon completion of the Mergers, was appointed Chief Executive Officer and President of Forest effective 1 October 2013. Prior to joining Forest, he served as the Chief Executive Officer and board member of Bausch + Lomb Incorporated from March 2010 until August 2013. Mr. Saunders served as a senior executive with Schering-Plough from 2003 to 2010, most recently as President of Global Consumer Health Care. He also served as Head of Integration for both Schering-Plough’s merger with Merck & Co. and for its $16 billion acquisition of Organon BioSciences. Before joining Schering-Plough, Mr. Saunders was a Partner and Head of the Compliance Business Advisory Group at PricewaterhouseCoopers LLP from 2000 to 2003. Prior to that, he was Chief Risk Officer at Coventry Health Care between 1998 and 1999 and a co-founder of the Health Care Compliance Association in 1995. Mr. Saunders began his career as Chief Compliance Officer for the Thomas Jefferson University Health System. He received a B.A. from the University of Pittsburgh, a M.B.A. from Temple University School of Business, and a J.D. from Temple University School of Law.

Key Technical Staff

In addition to Mr. Bisaro and Mr. Olafsson:

Mr. Robert A. Stewart

Robert A. Stewart, age 46, was appointed as Actavis’ President, Global Operations on 27 April 2012 and, as announced by the Actavis board of directors, is expected to become the Chief Operating Officer of the Combined Company with effect from the Closing Date. As President, Global Operations, Mr. Stewart is responsible for managing Actavis’ Anda, Inc. distribution business, in addition to Global Operations. He had served as Executive Vice President, Global Operations, since August 2010. He joined Actavis in November 2009 as Senior Vice President, Global Operations. Prior to joining Actavis, Mr. Stewart held various positions with Abbott Laboratories, Inc. from 2002 until 2009 where he most recently served as Divisional Vice President, Global Supply Chain. From 2005 until 2008, he served as Divisional Vice President, Quality Assurance and prior to this position served as Divisional Vice President for U.S./Puerto Rico and Latin America Plant Operations as well as Director of Operations for Abbott’s Whippany plant. Prior to joining Abbott Laboratories, Inc., he worked for Knoll Pharmaceutical Company from 1995 to 2001 and Hoffman La-Roche Inc. Mr. Stewart received B.S. degrees in Business Management / Finance in 1994 from Fairleigh Dickinson University.

5.	SENIOR MANAGEMENT

The Combined Company will be led by Paul M. Bisaro and a strong, experienced management team, including senior management of Actavis and Forest; Brenton L. Saunders, the current CEO of Forest, will join the Actavis board of directors; and two additional members of the Forest board of directors as of immediately prior to the Mergers (yet undecided) will be added to the Actavis board of directors.

6.	FINANCIAL INFORMATION ON ACTAVIS

Selected Historical Financial Data of Actavis

Actavis derived the financial information as of and for the fiscal years ended 31 December 2011 through 31 December 2013 from the audited consolidated financial statements of Actavis (and from the audited consolidated financial statements of its predecessor entities, as applicable). For more information, see Part IX (Financial Information on Actavis) and Part XIV (Pro Forma Financial Information) of this Prospectus.

7.	WORKING CAPITAL

Actavis is of the opinion that the working capital available to the Combined Company is sufficient for its present requirements and is sufficient for a period of at least 12 months from the date of this Prospectus.

In the event that the Mergers do not complete, Actavis is of the opinion that the working capital available to the Actavis Group is sufficient for its present requirements and is sufficient for a period of at least 12 months from the date of this Prospectus.

8.	CAPITALISATION AND INDEBTEDNESS

The following table, which is unaudited, sets out the capitalisation and net indebtedness of Actavis as at 31 March 2014:

Total current debt
Guaranteed	268.3
Secured	—
Unguaranteed / Unsecured	—

Total non current debt (excluding current portion of long-term debt)
Guaranteed	8,452.2
Secured	—
Unguaranteed / Unsecured	—

Shareholder’s equity
Share capital	8,072.6
Legal reserve	—
Other reserves	(60.4)
Total	8,012.2

The following table details the net financial indebtedness of Actavis as at 31 March 2014

A. Cash	(337.7)
B. Cash equivalents	—
C. Trading securities	(2.5)
D. Liquidity (A) + (B) + (C)	(340.2)
E. Current Financial Receivable	—
F. Current bank debt	—
G. Current portion of non-current debt	268.3
H. Other current financial debt	—
I. Current Financial Debt (F) + (G) + (H)	268.3
J. Net Current Financial Indebtedness (I) – (E) – (D)	(71.9)
K. Non-current bank loans	2,844.4
L. Bonds issued	5,598.0
M. Other non-current loans	9.8
N. Non-Current Financial Indebtedness (K) + (L) + (M)	8,452.2
O. Net Financial Indebtedness (J) + (N)	8,380.3

Cash balances of $337.7 million exclude cash balances of $73.9 million included in net assets held of sale.

The capitalisation and indebtedness table excludes retained earnings and accumulated other comprehensive income. The information in respect of capitalisation above is derived from the most recent published information contained in Actavis’ Quarterly Report on Form 10-Q for the fiscal quarter ended 31 March 2014 prepared in conformity with U.S. GAAP. Actavis’ capitalisation will change after completion of the Mergers. For information on the Offer, see Part VII (The Offer) of this Prospectus.

The indebtedness of Actavis is unsecured debt. The debt is guaranteed by the Actavis Group. At 31 March 2014, $9.4 million letters of credit were outstanding under the Existing Actavis Revolving Credit and Guaranty Agreement. Actavis had no other indirect or contingent indebtedness. The indebtedness of the Actavis Group will increase substantially post consummation of the Mergers. For further information, refer to the pro-forma balance sheet in Part XIV (Pro Forma Financial Information) of this Prospectus.

9.	DIVIDEND POLICY

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realised profits less accumulated realised losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Actavis are equal to, or in excess of, the aggregate of Actavis’ called-up share capital plus undistributable reserves and the distribution does not reduce Actavis’ net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Actavis’ accumulated unrealised profits, so far as not previously utilised by any capitalisation, exceed Actavis’ accumulated unrealised losses, so far as not previously written off in a reduction or reorganisation of capital.

The determination as to whether or not Actavis has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of Actavis. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Acts, which give a “true and fair view” of Actavis’ unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office.

Actavis’ memorandum and articles of association authorise the directors to pay interim dividends to the extent they appear justified by profits without shareholder approval. The board of directors may also recommend a dividend to be approved and declared by the Actavis shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency. All holders of Actavis Ordinary Shares will participate pro rata in respect of any dividend which may be declared in respect of ordinary shares by Actavis.

The directors of Actavis may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Actavis in relation to the Actavis Ordinary Shares.

The directors may also authorise Actavis to issue shares with serial preferred rights to participate in dividends declared by Actavis. The holders of serial preferred shares may, depending on their terms, rank senior to the Actavis Ordinary Shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Since Actavis is still a growing company, profits are reinvested back into the business; Actavis does not pay a dividend nor does Actavis have a dividend re-investment programme.

10.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Interests of major shareholders

The following table sets forth, as of 31 December 2013, the name, address and beneficial ownership of each person (including any “group” as defined in Section 13(d)(3) of the Exchange Act) known by Actavis to be the beneficial owner of more than 5% of the Actavis Ordinary Shares:

Name of Beneficial Owner	Amount and Nature of Beneficial		Percent of Class
	Ownership(1)
BlackRock, Inc.	9,668,151	(2)	5.5%
40 East 52nd Street
New York, NY 10022
FMR LLC	16,695,293	(3)	9.6%
245 Summer Street
Boston, MA 02210

(1)

Unless otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, Actavis believes the persons named in this table have sole voting and investment power with respect to all ordinary shares reflected in this table. As of 14 March 2014, 174,494,647 of Actavis Ordinary Shares were issued and outstanding.

(2)

According to a Schedule 13G filed with the SEC on 3 February 2014 by BlackRock, Inc., as of 31 December 2013. BlackRock, Inc. is the beneficial owner of 9,668,151 shares (with sole voting power with respect to 7,919,914 shares and dispositive power with respect to all such shares).

(3)

According to a Schedule 13G filed with the SEC on 10 March 2014 by FMR LLC, as of 28 February 2014. FMR LLC is the beneficial owner of 16,695,293 shares (with sole voting power with respect to 1,190,522 shares and sole dispositive power with respect to 16,680,062 shares).

There are no arrangements known to Actavis the operation of which may at a subsequent date result in a change in control of Actavis.

All of the Actavis Ordinary Shares have the same voting rights. Actavis is not aware of any person who, directly or indirectly, jointly or severally, exercises or, immediately following completion of the Mergers, could exercise control over Actavis.

Related party transactions

Except as set forth below, Actavis has not entered into any related party transactions during the period covered by the historical financial information of the Actavis Group and up to the date of this Prospectus. All related party transactions are disclosed in accordance with the standards adopted according to Commission Regulation 1606/2002.

In 2007, while a member of executive management of the Actavis Group, Sigurdur Olafsson entered into an agreement with Nitrogen DS Limited in connection with the management buy-out of the Actavis Group. The agreement provides, among other things, that Mr. Olafsson is entitled to receive certain consideration in connection with certain transactions involving the Actavis Group. In connection with the acquisition of Actavis, Mr. Olafsson’s agreement with Nitrogen DS Limited entitled him to receive up to 8,163 ordinary shares of Actavis as part of the contingent consideration payable by Actavis under the terms of the Sale and Purchase Agreement, as described in Actavis’ Current Report on Form 8-K filed with the SEC on 30 April 2012, which shares have been issued to Mr. Olafsson.

In addition, pursuant to a separate agreement entered into with Actavis Group h.f. (an Icelandic affiliate in the Actavis Group) in 2010 while he was a member of executive management of the Actavis Group, Mr. Olafsson has the right to be indemnified by Actavis Group h.f. against personal income tax liabilities that may be levied by the Icelandic taxing authorities on amounts received by Mr. Olafsson in excess of taxes already paid by him in connection with Mr. Olafsson’s purchase and sale of certain shares of Actavis Group h.f. In accordance with this agreement, Mr. Olafsson received a tax indemnification payment in 2013. See paragraph 15 of Part XI (Additional Information on Actavis). The shares were subject to a stock put and call option agreement entered into by Mr. Olafsson in 2006 with Actavis Group h.f.

11.	CAPITAL RESOURCES

The Mergers will be funded through a combination of:

•	available cash on hand of Actavis; and

•	third party debt financing consisting of the following:

•

senior unsecured term loan facilities, which are referred to in this Prospectus as the senior credit facilities, consisting of (x) a tranche of senior unsecured cash bridge loans, which is referred to in this Prospectus as the cash bridge tranche, in an original aggregate principal amount of $3.0 billion maturing 60 days after the Closing Date, and (y) a tranche of senior unsecured term loans, which is referred to in this Prospectus as the five-year tranche, in an original aggregate principal amount of $2.0 billion and maturing five years after the Closing Date;

•	up to $2.0 billion in aggregate principal amount of senior unsecured notes, which are referred to in this Prospectus as the senior notes; and

•

if the senior notes are not issued and sold on or prior to the Closing Date, up to $2.0 billion in aggregate principal amount of loans under a senior unsecured bridge facility, which is referred to in this Prospectus as the bridge facility and, together with the senior credit facilities, the facilities.

In addition, Actavis may decide on or prior to the Closing Date to fund the Mergers in part with drawings under the Existing Actavis Revolving Credit and Guaranty Agreement.

Actavis requires $7.0 billion of third party debt financing to complete the Mergers. $2.0 billion of this is already committed in the form of the five-year tranche. The remaining $5.0 billion comprises the $3.0 billion cash bridge tranche and $2.0 billion from a combination of the senior notes and/or the bridge facility.

On 17 February 2014, Actavis obtained a debt commitment letter from the Commitment Parties, pursuant to which the Commitment Parties agreed to provide the entire principal amount of the cash bridge tranche and the bridge facility, subject to the conditions set forth therein. As at the date of this Prospectus, the definitive documentation governing the cash bridge tranche and the bridge facility has not been executed and, accordingly, the actual terms of the debt financing may differ from those described in this Prospectus. Although the debt financing is not subject to a due diligence or “market out,” such financing may not be considered definitively assured.

Actavis fully expects that definitive documentation in respect of the debt financing will be executed prior to the Closing Date, and that it will have the total funds required to complete the Mergers as of that date. If the definitive documentation in respect of the debt financing is not executed prior to the Closing Date, then the Mergers will not complete and the Offer will not complete.

If the definitive documentation in respect of the debt financing is entered into on terms materially different to those described in this Prospectus, and the Offer does complete, Actavis will, if so required having regard to Article 16 of the Prospectus Directive and the Irish Prospectus Regulations, publish a supplemental prospectus.

Each Commitment Party’s commitments with respect to the facilities, and each Commitment Party’s agreements to perform the services described in the debt commitment letter, will automatically terminate on the earliest of (i) midnight Eastern time, on the Outside Date, subject to extension in certain circumstances to 17 December 2014, (ii) the closing of the Mergers without the use of the facilities, and (iii) the termination of the Merger Agreement in accordance with its terms.

On 31 March 2014, Actavis entered into an amendment to the Amended and Restated Actavis Term Loan Credit and Guaranty Agreement, dated 1 October 2013, among Actavis, as parent guarantor, Actavis Capital S.à r.l. (f/k/a Actavis WC Holdings S.à r.l.), as borrower, Actavis, Inc., as a subsidiary guarantor, the lenders party thereto and BofA, as administrative agent, which we refer to herein as the Existing Actavis Term Loan Credit and Guaranty Agreement. Pursuant to the amendment, the Lenders party thereto have committed to provide term loans comprising the five-year tranche on the Closing Date in an aggregate amount not to exceed $2.0 billion. In addition, the amendment amends the Existing Actavis Term Loan Credit and Guaranty Agreement as follows (the “credit facility amendments”): (1) modifies the consolidated leverage ratio financial covenant to (a) permit the consummation of the Mergers and (b) conform to the maximum consolidated leverage ratio financial covenant contained in the senior credit facilities, (2) permits certain intercompany restructuring transactions following the Mergers, (3) permits the consummation of the Mergers (including assumption of any indebtedness of Forest (other than the Forest’s existing credit agreement)), (4) updates the definition of FATCA, (5) amends the covenant to provide subsidiary guaranties, (6) provides for a guaranty by an indirect parent of the borrower that is an indirect subsidiary of Actavis, and (7) amends the negative covenants to include limitations on the activities of Actavis and certain of its subsidiaries.

The definitive documentation governing the debt financing (other than the five-year tranche) has not been executed and, accordingly, the actual terms of the debt financing may differ from those described in this Prospectus. Although the debt financing described in this Prospectus is not subject to a due diligence or “market out,” such financing may not be considered definitively assured. The obligation of the Commitment Parties to provide debt financing under the debt commitment letter and the lenders under the five-year tranche to fund their commitments thereunder is subject to a number of conditions.

In addition, Actavis intends to enter into an amendment (giving effect to the credit facility amendments) to each of (1) the Existing Actavis Revolving Credit and Guaranty Agreement and (2) the WC Term Loan Agreement.

The amendment to the Existing Actavis Revolving Credit and Guarantee Agreement is expected to, among other things (1) provide that up to $500 million of loans under the Existing Actavis Revolving Credit and Guaranty Agreement (as amended) shall be extended on the Closing Date by the Lenders thereunder subject only to the conditions set forth in the debt commitment letter for the senior credit facilities and (2) extend the maturity date under the Existing Actavis Revolving Credit and Guaranty Agreement.

For further details, refer to “NOTE 13—Long–Term Debt” in the “Notes to Consolidated Financial Statements” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus.

Long-term Obligations

The following table lists Actavis’ enforceable and legally binding obligations as of 31 December 2013. Some of the amounts included herein are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligation Actavis will actually pay in future periods may vary from those reflected in the table:

	Payments Due by Period (Including Interest on Debt)
(in millions):	Total	2014	2015-2016	2017-2018	Thereafter
Long-term debt(1)	$8,957.8	$241.3	$1,407.6	$3,943.9	$3,365.0
Cash interest(1)	1,434.9	294.1	572.9	473.4	94.5
Contingent consideration liabilities(2)	451.1	26.5	111.7	53.0	259.9
Operating lease obligations(3)	208.6	50.8	71.5	38.4	47.9
Capital lease obligations(4)	24.1	9.7	7.5	3.0	3.9
Milestone obligations(5)	610.9	364.9	104.5	81.5	60.0
Other obligations and commitments(6)	396.5	189.2	112.9	76.8	17.6
Total(7)	12,083.9	1,176.5	2,388.6	4,670.0	3,848.8

(1)

Amounts represent total minimum cash payments and anticipated interest payments, as applicable, assuming scheduled repayments under the WC Term Loan Agreement, the ACT Term Loan Agreement and maturities of Actavis’ existing notes. Amounts exclude fair value adjustments, discounts or premiums on outstanding debt obligations.

(2)	Amount primarily represents contingent consideration obligations, including accretion resulting from various acquisitions.
(3)	Amount represents operating leases for Actavis’ global business. There are no contingent rental amounts or sublease rentals.
(4)	Amount represents capital leases for Actavis’ global business. Leases are for property, plant and equipment, vehicles and furniture and fixtures.
(5)

Actavis has future potential milestone payments and co-development expenses payable to third parties as part of Actavis’ licensing, development and co-development programs. Payments under these agreements generally become due and are payable upon the satisfaction or achievement of certain developmental, regulatory or commercial milestones or as development expenses are incurred on defined projects. Amounts represent contractual payment obligations due as actual expenditures are incurred by Actavis’ partners or upon the achievement of developmental, regulatory or commercial milestones based on anticipated approval dates assuming all milestone approval events are met, the most significant of which are future potential co-development costs under the Amgen Collaboration Agreement. At 31 December 2013, Actavis’ maximum potential remaining co-development obligation under the Amgen Collaboration Agreement was $312.4 million.

Other significant milestone payments include:

•	Amounts owed to PregLem, to develop and, if approved, market products under development in the United States and Canada of $74.0 million relating to Esmya in the United States and Fibristal in Canada;

•	Amounts owed to Medicines360 relating to LNG 20 in the United States and Canada of $122.5 million;

•	Amounts owed to Valeant upon the FDA approval of Metronidazole 1.3% vaginal gel antibiotic development product of $9.0 million;

•	Amounts owed to Palau to develop and, if approved, market albaconazole for the treatment of candidiasis of $18.0 million;

•	Amounts owed to Dong-A, to develop and, if approved, market its orally-administered udenafil product, a PDE5 inhibitor for the treatment of erectile dysfunction in the United States of $13.0 million;

•	Amounts owed to Paratek under which it acquired certain rights to novel tetracyclines under development for the treatment of acne and rosacea of $21.0 million; and

•

Amounts owed to Dong-A for the right to develop, and if approved, market in the United States and Canada, Dong-A’s udenafil product for the treatment of lower urinary tract symptoms associated with BPH of $25.0 million

Milestone payment obligations are uncertain, including the prediction of timing and the occurrence of events triggering a future obligation and are not reflected as liabilities in Actavis’ consolidated balance sheet. Amounts in the table above do not include royalty obligations on future sales of product as the timing and amount of future sales levels and costs to produce products subject to milestone obligations is not reasonably estimable.

(6)

Other obligations and commitments include agreements to purchase third-party manufactured products, capital purchase obligations for the construction or purchase of property, plant and equipment and the liability for income tax associated with uncertain tax positions.

(7)

Total does not include contractual obligations already included in current liabilities on Actavis’ Consolidated Balance Sheet (except for capital leases and the current portion of long-term debt) or certain purchase obligations, which are discussed below.

For the purposes of the table above, obligations for the purchase of goods or services are included only for purchase orders that are enforceable, legally binding and specify all significant terms including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the timing of the obligation. Actavis’ purchase orders are based on Actavis’ current manufacturing needs and are typically fulfilled by Actavis’ suppliers within a relatively short period. At 31 December 2013, Actavis has open purchase orders that represent authorisations to purchase rather than binding agreements that are not included in the table above.

Actavis is involved in certain equity investments that are intended to complement Actavis’ core business and markets. Actavis has the discretion to provide funding on occasion for working capital or capital expenditures. Actavis makes an evaluation of additional funding based on an assessment of the venture’s business opportunities. Actavis believes that any possible commitments arising from the current arrangements will not be significant to Actavis’ financial condition, results of operations or liquidity.

For further details, refer to “NOTE 13—Long–Term Debt” in the “Notes to Consolidated Financial Statements” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus.

Part VI

INFORMATION ON FOREST

1.	INTRODUCTION

Forest is a leading, fully integrated, speciality pharmaceutical company. Forest and its subsidiaries develop, manufacture and sell branded forms of ethical drug products, most of which require a physician’s prescription. Forest is largely focused on the United States market, with roughly 95% of net sales for the twelve months ended 30 September 2013 generated in the United States market. Shares of Forest Common Stock trade on NYSE under the symbol “FRX”. The registered office of Forest is at 909 Third Avenue, New York, New York 10022, United States.

The information in this Part VI has been sourced from Forest’s publicly available SEC filings and has been accurately reproduced. So far as Actavis is aware, and is able to ascertain from information published by Forest, no facts have been omitted which would render the reproduced information inaccurate or misleading.

2.	HISTORY AND BACKROUND

Forest is a Delaware corporation organised in 1956.

During the last seven years, Forest has completed 29 product partnerships and product acquisitions. Forest is focused on acquiring products after Phase II of development through licensing or acquisition. Forest believes it is an attractive and collaborative partner as evidenced by its track record of numerous repeat partnerships with companies such as Merz, Pierre Fabre, Almirall and Richter, all of which have partnered with Forest on multiple programmes. Most recently, on 17 January 2014, Forest completed the acquisition of exclusive rights in the United States for Saphris (asenapine) sublingual tablets, a treatment for adult patients with schizophrenia or acute bipolar mania, for $240 million in cash, from a of wholly-owned subsidiary of Merck & Co., Inc.

In addition to these product partnerships and acquisitions, Forest has completed a number of company acquisitions in recent years:

Cerexa

On 10 January 2007, Forest acquired Cerexa, Inc., a biopharmaceutical company, for $494 million in cash, in addition to a $100 million contingent payment. Pursuant to the acquisition, Forest acquired worldwide development and marketing rights (excluding Japan) to ceftaroline acetate (or ceftaroline).

Clinical Data

On 13 April 2011, Forest acquired Clinical Data, a speciality pharmaceutical company, for aggregate consideration of $1.3 billion, which Forest financed with existing cash. Forest fully integrated the operations of Clinical Data into its existing structure. As a result of the acquisition, Forest obtained a licence agreement with Merck under which Forest has the exclusive worldwide rights to develop and market Viibryd, an antidepressant developed by Clinical Data for the treatment of adults with MDD.

Aptalis

On 31 January 2014, Aptalis, a speciality pharmaceutical company focused on gastrointestinal disorders and cystic fibrosis, became a wholly-owned indirect subsidiary of Forest. Forest funded the $2.9 billion acquisition with a combination of cash on hand and proceeds from a $1.8 billion bond offering.

Furiex

On 27 April 2014, Forest entered into a definitive agreement to acquire Furiex for $95 per share, or approximately $1.1 billion in cash, and up to $30 per share (approximately $360 million in aggregate) in a Contingent Value Right (CVR) that may be payable based on the status of eluxadoline, Furiex’s lead product, as a controlled drug following approval. The acquisition is subject to receipt of customary regulatory approvals and approval by Furiex shareholders.

3.	BUSINESS OVERVIEW

Principal Activities

Forest and its principal operating subsidiaries manufacture and market ethical pharmaceutical products and other healthcare products. Forest’s primary and most important products in the United States are marketed directly, or “detailed,” to physicians by Forest’s salesforces. Forest emphasises detailing to physicians those branded ethical drugs which it believes have the most benefit to patients and potential for growth. Forest also focuses on the development and introduction of new products, including products developed in collaboration with its licensing partners. Forest’s products include those it develops, those developed in conjunction with its partners and those acquired from other pharmaceutical companies and integrated into its marketing and distribution systems.

Forest sells its pharmaceutical products primarily to drug wholesalers and retailers, who distribute Forest’s products to hospitals, government agencies and other institutions. Forest subsidiaries market Forest’s products through Forest’s salesforces directly to physicians, pharmacies, hospitals, managed care and other healthcare organisations.

Forest actively promotes in the United States those branded products which it believes have the most patient benefit and potential for growth, and which enable Forest’s salesforces to concentrate on groups of physicians who are high prescribers of Forest’s products.

The following is a summary of selected key products during the fiscal year ended 31 March 2014, that affected Forest’s business including NDA with the FDA:

a)	Namenda®, Forest’s NMDA antagonist for the treatment of moderate to severe dementia of the Alzheimer’s type;

b)	Namenda XR®, Forest’s extended release version of Namenda;

c)	Bystolic®, Forest’s beta-blocker for the treatment of hypertension;

d)	Viibryd®, an SSRI and a 5-HT1A receptor partial agonist for the treatment of adults with MDD;

e)	Linzess®, a guanylate cyclase type-C receptor agonist for the once-daily treatment for men and women suffering from IBS-C or CIC;

f)	Daliresp®, Forest’s PDE4 inhibitor as a treatment to reduce the risk of COPD exacerbations in patients with severe COPD;

g)	Savella®, Forest’s SNRI for the management of fibromyalgia;

h)	Tudorza® Pressair®, Forest’s long-acting antimuscarinic agent for the long-term maintenance treatment of bronchospasm associated with COPD, including chronic bronchitis and emphysema;

i)	Teflaro®, a broad-spectrum, hospital-based injectable cephalosporin antibiotic for the treatment of adults with skin and skin structure infections and community-acquired bacterial pneumonia;

j)	Saphris, Forest’s treatment for adult patients with schizophrenia and, as monotherapy or adjunctive therapy, of manic or mixed episodes associated with bipolar I disorder; and

k)	Fetzima™, Forest’s serotonin and norepinephrine reuptake inhibitor for the treatment of adults with MDD.

The following products accounted for 10% or more of consolidated net sales during one or more of the three most recent fiscal years:

Product	2014	2013	2012	2011
Namenda	44%	52%	32%	30%
Bystolic	15%	16%	8%	6%
Lexapro	3%	7%	49%	55%

Please note that Lexapro’s patent exclusivity expired in March 2012 and Lexapro has since faced generic competition, which has significantly eroded sales.

In February 2012, Forest was granted EMA approval to market Colobreathe®. Colobreathe is a novel dry powder inhaler developed by Forest containing colistin, indicated for the treatment of chronic lung infections caused by Pseudomonas aeruginosa in CF patients aged 6 years and older. Forest began marketing Colobreathe in April 2013 and achieved sales of $12.7 million in fiscal 2014.

In December 2010, Forest entered into an agreement with Grünenthal GmbH (Grünenthal) pursuant to which Forest acquired all rights held by Grünenthal for colistin and reacquired all rights previously licensed by Forest to Grünenthal for Colobreathe for $100 million. Colistin is an antibiotic used to treat the principal bacterial infections in CF patients and is currently marketed by Forest in a nebulised presentation in the United Kingdom and Ireland as Colomycin®. Total sales of Colistin and Colomycin were $44.4 million in fiscal 2014. This transaction and the approval to market Colobreathe in Europe enable Forest to expand Forest’s European CF franchise and become a major distributor of colistin in Europe.

Canada: Forest has established a wholly-owned Canadian subsidiary, which is responsible for the registration and commercialisation of Forest’s products in Canada. Health Canada granted approval for Bystolic in December 2012 and the product was launched in April 2013. In December 2013, Forest received Health Canada’s approval for Constella® (linaclotide) as a once-daily, first-in-class treatment for both adult men and women suffering from IBS-C or CIC. This approval provides a new option for the up to 8.9 million adult Canadians suffering from these conditions.

Pharmaceutical Technologies: Through Forest’s acquisition of Aptalis, completed in January 2014, Forest acquired a Pharmaceutical Technology (PT) business which consists of a portfolio of proprietary technology platforms that has produced over 35 approved products in over 35 countries, supported the speciality pharmaceutical business of Aptalis, and was a central component of Aptalis’ lifecycle management programmes. The PT business provides Forest with the opportunity to develop innovative products for Forest’s internal product pipeline and the flexibility to offer third parties co-development programmes, product out-licensing and manufacturing programmes.

Principal Markets

Forest and its principal operating subsidiaries are located primarily in the United States and Europe. Forest operates in only one segment. Sales are primarily in the United States and European markets. The net sales and long-lived assets for the years ended 31 March 2014, 2013 and 2012, are from Forest’s or one of its subsidiaries’ country of origin, as follows:

(In thousands)	2014		2013		2012
	Net sales	Long-lived assets	Net sales	Long-lived assets	Net sales	Long-lived assets
U.S.	$3,329,367	$707,784	$2,769,541	$432,085	$4,261,976	$386,427
Ireland	74,360	3,949,311	60,014	2,759,428	61,747	2,759,069
United Kingdom	76,043	23,608	75,381	26,177	68,825	31,663
Canada	5,725	1,792,332	—	—	—	—
Italy	8,166	78,356	—	—	—	—
Other	9,685	29,871	—	—	—	—

	$3,503,346	$6,581,262	$2,904,936	$3,217,690	$4,392,548	$3,177,159

Net sales exclude sales between Forest and its subsidiaries.

Net sales by therapeutic class are as follows:

(In thousands)
Years ended 31 March	2014	2013	2012
Central nervous system (CNS)	$2,124,573	$2,017,199	$3,715,112
Cardiovascular	553,092	483,733	381,621
Gastrointestinal	265,127	23,728	—
Respiratory	207,536	100,920	31,203
Other	353,018	279,356	264,612

	$3,503,346	$2,904,936	$4,392,548

Forest’s CNS franchise consisting of Lexapro®, Namenda®, Savella®, Celexa® and Viibryd® accounted for 69%, 84% and 88% of Forest’s net sales for the years ended 31 March 2013, 2012 and 2011, respectively.

Forest’s CNS franchise consisting of Campral®, Celexa®, Fetzima®, Lexapro®, Namenda®, Namenda XR®, Savella®, Saphris® and Viibryd® accounted for 61%, 69% and 85% of Forest’s net sales for the years ended 31 March 2014, 2013 and 2012, respectively.

The following illustrates net sales to Forest’s principal customers:

	2014	2013	2012
McKesson Drug Company	37%	38%	36%
AmerisourceBergen Corporation	26%	20%	20%
Cardinal Heath, Inc.	22%	29%	30%

The information included in this paragraph 3 is derived from Forest’s internal financial information and publicly available information in Forest’s SEC filings.

4.	NEW BUSINESS

The following is a summary of selected key products purchased during the fiscal year ended 31 March 2014, that affected or will affect Forest’s business.

Saphris®

On 29 November 2013, Forest purchased exclusive rights in the United States for Saphris (asenapine) sublingual tablets from Merck Sharp & Dohme B.V., a wholly-owned subsidiary of Merck & Co., Inc. (Merck). Saphris is a treatment for adult patients with schizophrenia and, as monotherapy or adjunctive therapy, of manic or mixed episodes associated with bipolar I disorder. Saphris is an atypical antipsychotic approved by the FDA and launched in 2009 and achieved sales of $27.9 million in fiscal 2014. Saphris has been granted five years of Hatch-Waxman exclusivity that expires in 2014. Saphris is protected by an issued United States patent directed to sublingual compositions that expires in 2020, with PTE. Saphris is also protected by an issued United States patent directed to polymorphic forms that expires in 2026.

Aptalis Products

On 31 January 2014, Forest acquired Aptalis, an international, speciality pharmaceutical company that focuses on developing, manufacturing, licensing and marketing therapies for certain CF and gastrointestinal-related disorders. Through the Aptalis acquisition, Forest acquired the following products:

Zenpep®

Zenpep (pancrelipase) is a proprietary porcine-derived PEP developed under the 2004 FDA guidance on pancreatic enzyme replacement therapies. It has been approved for the treatment of Exocrine Pancreatic Insufficiency (EPI) due to cystic fibrosis and other conditions in infants, children and adults. Zenpep was approved by the FDA in August 2009 and launched in the U.S. in November 2009. Zenpep is covered by a United States method-of-use patent that expires in 2028. Zenpep has been granted five years of Hatch-Waxman exclusivity until August 2014. Consistent with other FDA-approved PEPs currently marketed in the United States, Zenpep has post-marketing requirements and commitments. Forest believes it is on track to meet these commitments. In addition to Zenpep’s on-going lifecycle management, Aptalis submitted a supplemental NDA to the FDA in November 2013 for an additional dosage strength of 40,000 unit dose for the treatment of EPI due to CF or other conditions.

Ultresa®

Ultresa (pancrelipase) was approved by the FDA for the treatment of EPI due to cystic fibrosis and other conditions. Ultresa was approved by the FDA in March 2012 and launched in the U.S. in December 2012. Ultresa was granted five years of Hatch-Waxman exclusivity that extends to 2017. In compliance with Forest’s post-marketing requirements and in order to expand the Ultresa franchise, Forest is currently developing a dosage of Ultresa for patients aged two to six years old and expect to submit a supplemental NDA to expand the product’s labelling in the first half of 2014.

Viokace®

Viokace (pancrelipase) was approved by the FDA for the treatment of EPI due to chronic pancreatitis or pancreatectomy in combination with a proton pump inhibitor. Viokace was approved by the FDA in March 2012 and launched in the U.S. in August 2012. Viokace was granted five years of Hatch-Waxman exclusivity that extends to 2017.

Panzytrat®

Panzytrat (pancreatin) is a PEP that consists of enteric-coated microtablets for use in the treatment of EPI and pancreatic enzyme deficiency. Panzytrat is distributed and sold in several European countries, mainly Germany, the Netherlands and Switzerland, as well as several Eastern European markets. Panzytrat is not approved or promoted in the United States. In November 2012, Aptalis completed a European multicentre Phase IV study aimed at assessing and comparing the efficacy of Panzytrat 25,000 to that of Kreon 25,000 in the control of steatorrhea in patients with EPI due to CF and demonstrated non-inferiority to Kreon. Forest believes this study will allow it to better position its product in the markets where it is currently available.

Carafate®

Carafate (sucralfate) is indicated for the short term (up to eight weeks) treatment of active duodenal ulcers and has been on the market for approximately 20 years. Carafate is the only available sucralfate oral suspension product in the United States.

Pylera®

Pylera (bismuth subcitrate potassium, metronidazole, tetracycline HCl) is a three-in-one combination of metronidazole, tetracycline, and bismuth subcitrate potassium contained in a patented capsule-within-capsule technology, indicated for the treatment of patients with H. pylori infection and duodenal ulcers disease (active or a history of within the past five years) to eradicate H. pylori. Pylera is approved by regulatory authorities in the United States and several countries in the E.U., including the United Kingdom, Ireland, Germany, France, Belgium, Poland, France and Spain and applications for approval have been submitted in Italy and Portugal. Pylera was launched in the U.S. in May 2007, Germany in January 2013 and France in April 2013. Pylera was granted five years of Hatch-Waxman exclusivity that extends to 2018 and a method of use patent which expires in 2018.

Canasa®

Canasa (mesalamine USP) is a mesalamine suppository approved by the FDA for the short term treatment of mild to moderately active ulcerative proctitis, a distal form of inflammatory bowel disease. Canasa was launched in February 2005 and is the only FDA-approved mesalamine suppository available in the United States. Canasa is protected by a United States method-of-use patent that expires in 2028. Aptalis received letters from two parties indicating that they had each filed an ANDA seeking approval to market a generic version of Canasa. In July 2013, Aptalis filed patent infringement suits against each party. Aptalis and Forest believe that the ANDAs were filed before the patents covering Canasa were listed in the FDA’s Orange Book, which generally means that Forest is not entitled to the 30-month stay of the approval of these ANDAs provided for by the Hatch-Waxman Act.

Salofalk®

Salofalk (mesalamine USP) is a mesalamine-based product line, including oral tablets, oral suspensions and suppositories, that are actively promoted to gastroenterologists in Canada for the treatment of certain inflammatory bowel diseases, such as ulcerative colitis, ulcerative proctitis and Crohn’s disease.

Rectiv®

Rectiv (nitroglycerin) Ointment 0.4% was approved by the FDA for the treatment of moderate to severe pain caused by chronic anal fissure. Rectiv is the only FDA approved medication for the treatment of pain associated with chronic anal fissure. Aptalis acquired a licence for the exclusive rights to Rectiv in the United States in December 2011 and launched Rectiv in March 2012. Rectiv was granted five years of Hatch-Waxman exclusivity that extended to 2014. After 2014, because Rectiv acts topically and there is no correlation between systemic nitroglycerin levels and pain reduction, Forest believes the FDA would require clinical trials with clinical efficacy endpoints prior to approval of a generic version of Rectiv.

The following is a summary of Forest’s product pipeline in various stages of development.

Cariprazine

In November 2012, Forest submitted to the FDA a NDA for cariprazine, an atypical antipsychotic, for the treatment of schizophrenia and acute mania associated with bipolar depression. In November 2013, Forest received a complete response letter in which the FDA acknowledged that Cariprazine demonstrated effectiveness in the treatment of schizophrenia and mania associated with bipolar disorder and requested further information on the drug, including additional clinical trial data to better define the optimal dosing regimen to maintain the demonstrated efficacy, while minimising the potential for the development of adverse events generally associated with this class of drug. Cariprazine is also in Phase II development for bipolar depression and as an adjunct treatment for MDD. In March 2014, Forest announced positive top-line results from a Phase IIb trial evaluating the efficacy and safety of Cariprazine as adjunctive treatment in adult patients with MDD who have demonstrated an inadequate response to antidepressant therapy. Also in during March 2014, Forest announced positive top-line results from a Phase IIb trial evaluating the efficacy and safety of Cariprazine as an investigational antipsychotic in patients with bipolar depression.

Cariprazine is licensed through a collaboration and licence agreement with Richter, based in Budapest, Hungary. Forest’s licence grants it exclusive development and commercialisation rights to Cariprazine and its related compounds in the United States and Canada. Forest collaborates with Richter in product development and jointly fund such development activities. Cariprazine is an oral D2/D3 partial agonist being developed as an atypical antipsychotic for the treatment of schizophrenia, acute mania associated with bipolar depression, bipolar depression and as an adjunct treatment for MDD.

Under the terms of the agreement with Richter, Forest will be obligated to pay future milestone payments if development and commercialisation are successfully completed. Forest will also be obligated to pay Richter a royalty based on net sales of the product. In addition to five years of Hatch-Waxman exclusivity which Forest anticipates would be granted upon approval, Cariprazine is protected by a United States composition-of-matter patent that expires in 2027, subject to possible without PTE. Cariprazine is also protected by an issued United States patent directed to polymorphic forms that expires in 2028.

Avibactam

In December 2009, Forest entered into an agreement with AstraZeneca AB (AstraZeneca) to acquire additional rights to avibactam including co-development and exclusive commercialisation rights in the United States and Canada to products containing avibactam including the ceftazidime/avibactam and ceftaroline/avibactam combinations. Avibactam is a novel broad-spectrum beta-lactamase inhibitor designed to be co-administered intravenously with select antibiotics to enhance their spectrum of activity by overcoming beta-lactamase-related antibacterial resistance. Avibactam is currently being developed in combination with ceftazidime, a cephalosporin antibiotic, and the ceftaroline /avibactam programme is currently under review. Data from two Phase II trials for ceftazidime/avibactam in patients with complicated intra-abdominal infections (cIAI) and complicated urinary tract infections (cUTI) demonstrated that ceftazidime/avibactam achieved high clinical cure rates and was well tolerated in patients with cIAI and cUTI. Based on the results of these studies, Forest and AstraZeneca initiated Phase III studies for ceftazidime/avibactam in patients with cIAI in December 2011 and in patients with cUTI in July 2012, which are currently ongoing. Forest expects results from the Phase III studies during the middle of calendar 2014.

In September 2013, the FDA designated ceftazidime/avibactam as a QIDP. QIDP designation provides Forest certain incentives including priority review and eligibility with the FDA’s fast track programme, as well as five-year extension of exclusivity under the Hatch-Waxman Act. Under the terms of the agreement, Forest will be obligated to pay half of certain future milestones if development is successfully completed.

Avibactam inhibits several classes of bacterial enzymes called beta-lactamases that break down and inactivate beta-lactam antibiotics (in particular, penicillins and cephalosporins) making the pathogens producing these enzymes resistant to these antibiotics. Beta-lactamase inhibition represents a mechanism for counteracting this resistance and enhancing the broad-spectrum activity of beta-lactam antibiotics. The ceftazidime/avibactam combination product Forest expects will receive three years of Hatch-Waxman exclusivity upon approval. In addition, avibactam is protected by a United States composition-of-matter patent that expires in 2022, without PTE. Avibactam is also protected by an issued United States patent directed to combinations with an antibiotic that expires in 2026.

Cebranopadol

In December 2010, Forest entered into a licence agreement with Grünenthal for the co-development and commercialisation of cebranopadol (GRT 6005) and its follow-on compound GRT 6006, both being small molecule analgesic compounds in development for the treatment of moderate to severe chronic pain conditions.

Cebranopadol and GRT 6006 are novel first-in-class compounds with unique pharmacological and pharmacokinetic profiles that may enhance their effect in certain pain conditions. The unique mode of action of these compounds builds on the ORL-1 receptor and, supported by the established mu opioid receptor, is particularly suitable for the treatment of moderate to severe chronic pain. Cebranopadol has successfully completed initial proof-of-concept studies in nociceptive and neuropathic pain with further Phase II studies planned prior to initiation of Phase III studies. Forest anticipates five years of Hatch-Waxman exclusivity upon approval. Both compounds are covered protected by a United States composition-of- matter patent that expires in November 2023, subject to possible PTE. Under the terms of the agreement, Forest made an upfront payment to Grünenthal of $66.1 million, and may be obligated to pay additional development and commercialisation milestones as well as royalties on net sales of the product. Pursuant to the agreement, Forest has exclusive rights in the United States and Canada with an option to co-promote in Europe. Grünenthal has an option to co-promote in the United States and Canada.

APT-1026

Through Forest’s acquisition of Aptalis, completed in January 2014, Forest acquired APT-1026, a proprietary formulation of levofloxacin for inhalation, being developed for the treatment of chronic lung infections with Pseudomonas aeruginosa in patients with CF.

APT-1026 is a novel formulation of levofloxacin that has been optimised for inhalation, with rapid and efficient delivery of liquid aerosolised drug to the sites of lung infection via a customised configuration of the Pari eFLOW® nebuliser, a common device for inhaled therapies. APT-1026 thus delivers far higher concentrations of levofloxacin to the sites of lung infection than are achievable with oral or intravenous administration, while maintaining blood levels of antibiotic below those of comparable oral or intravenous doses. Aptalis recently completed two Phase III studies in cystic fibrosis patient populations representative of chronically infected patients with CF in the United States and Europe (i.e., intensively managed with drug and other established treatments, including multiple courses of inhaled antibiotics). Phase III E.U. study was completed and Aptalis submitted a Marketing Authorisation Application with EMA in November 2013. Forest expects to launch in E.U. in 2015. Forest is currently in discussions with the FDA regarding results of Forest’s single U.S. Phase III.

APT-1008 (Zenpep E.U.)

Through Forest’s acquisition of Aptalis, Forest acquired APT-1008, developed for the treatment of EPI in the E.U. based on the United States Zenpep franchise. Zenpep-E.U. is a proprietary porcine-derived PEP approved in the United States under the name Zenpep in August 2009 for the treatment of EPI due to CF or other conditions. Due to the increased stability of enzymes in this formulation and lack of overfill, Forest believes that Zenpep-E.U. provides a more predictable and precise dosage than other PEPs currently available in the E.U. and meets the E.U. guidance on development of CF products.

Forest is seeking a marketing authorisation in the E.U. under the centralised procedure and is conducting a Phase III study in the E.U. Completion of study is expected in 2014. There is a pending European patent application with claims directed to the same subject matter as the United States patents that cover Zenpep.

APT-1016

Through Forest’s acquisition of Aptalis, Forest acquired APT-1016, a novel bowel cleansing agent to be used in preparation for a colonoscopy. Colonoscopy procedures require the proper cleaning of the lower gastrointestinal (GI) tract using bowel preparations, or bowel preps, to aid in visual identification of polyps and other premalignant and malignant tissues. APT-1016 is designed to be a more palatable and lower-volume solution, without compromised efficacy compared to existing higher-volume bowel preps. Forest intends to have an end of Phase II meeting with the FDA in 2014 and commence a Phase III trial of APT-1016 in 2015. APT-1016 is a New Chemical Entity (NCE) and is expected to receive five years of data exclusivity under the Hatch-Waxman Act starting from the date of approval.

APT-1011

Through Forest’s acquisition of Aptalis, Forest acquired APT-1016, an oral disintegrating tablet (ODT) a proprietary formulation of fluticasone propionate, a highly potent glucocorticosteroid with less than 1% systemic bioavailability upon oral administration for the treatment of Eosinophilic Esophagitis (EoE), a rare inflammatory/immunological disease of the oesophagus resulting in progressive swallowing disorders. EoE is a rare GI disease and there is currently no FDA-approved product indicated for the treatment of EoE in the United States. Aptalis completed a Phase I/II clinical proof of concept study for APT-1011. Aptalis was designing a Phase IIb dose-finding study following the end of a Phase I meeting with the FDA in October 2013. APT-1011 has been granted orphan drug status in the United States and is the subject of patent applications that, if granted, are expected to expire in 2030. Forest intends to submit an application for an orphan drug designation in Europe.

The following developmental projects were terminated or reduced in scale:

Nabriva

In June 2012, Forest entered into an agreement with Nabriva Therapeutics (Nabriva) for the development of Nabriva’s novel antibacterial agent, BC-3781. Pursuant to this agreement, Forest conducted in collaboration with Nabriva, certain development activities related to BC-3781. During the first quarter of fiscal 2014 after a review of this development programme, Forest discontinued Forest’s collaborative development with Nabriva.

Transtech

During fiscal 2013, Forest performed a review of Forest’s partnership with TransTech Pharma, Inc. for the development and commercialisation of TTP399. As a result of this review, in light of development priorities, Forest made the decision to terminate the partnership with TransTech.

moksha8

In October 2012, Forest entered into an agreement with moksha8, a privately-held pharmaceutical company which markets products in Latin America. The agreement included an exclusive licence from Forest to moksha8 to commercialise Viibryd and potentially other Forest products in Latin America. In addition, Forest agreed to provide financing in several tranches over a two-year period, conditioned upon moksha8 achieving certain business goals. At the end of this two-year period, Forest would have the option to acquire moksha8 at a fixed price and the moksha8 shareholders would have the ability to put to Forest all the interests of moksha8 at a fixed price, subject to the achievement of certain performance criteria.

In January 2014, Forest and moksha8 amended the terms the original agreement which terminated Forest’s obligation to provide additional funding to moksha8. The amendment also terminated Forest’s option to acquire moksha8 as well as the shareholders of moksha8’s option to put to Forest all interests of moksha8. moksha8 retains the exclusive licence to commercialise Viibryd and continues to work with Forest to obtain licences to additional products in Latin America.

Patents and Trademarks

Forest seeks to obtain, where possible, patents and trademarks for its products in the United States and all countries of major marketing interest to Forest. Forest own or have licences to a substantial number of patents and patent applications.

Product Name	Approved Indication	Date of Last U.S. Patent Exclusivity
Namenda	Treatment of moderate to severe dementia of the Alzheimer’s type	2015
Bystolic	Treatment of hypertension	2021
Viibryd	Treatment of adults with MDD	2022
Savella	Treatment of fibromyalgia	2029
Daliresp	Treatment to reduce the risk of COPD	2020
Teflaro	Treatment of adults with community-acquired bacterial pneumonia	2031
Linzess	Treatment of IBS-C or CIC	2026
Tudorza	Treatment of bronchospasm	2025

When a product patent expires, the patent holder often loses effective market exclusivity for the product. This can result in a severe and rapid decline in sales of the formerly patented product, particularly in the United States. However, in some cases the innovator company may achieve exclusivity beyond the expiry of the product patent through manufacturing trade secrets, later-expiring patents on methods of use or formulations, or data-based exclusivity that may be available under pharmaceutical regulatory laws.

Forest owns or exclusively licences various trademarks and trade names which it believes are of significant benefit to its business.

5.	SUMMARY FINANCIAL INFORMATION

Forest—Unaudited Consolidated Statements of Operations

	Three Months Ended		Twelve Months Ended
(In thousands, except per share amounts)	31 March		31 March
	2014	2013	2014	2013
Net revenue
Net sales	$1,048,280	$783,186	$3,503,346	$2,904,936
Contract and other revenue	43,998	30,640	143,553	189,066

Total revenue	1,092,278	813,826	3,646,899	3,094,002

Cost of goods sold	249,287	177,826	760,642	649,083

Gross profit	842,991	636,000	2,886,257	2,444,919
Operating expenses
Selling, general and administrative	678,821	372,728	1,986,229	1,558,306
Research and development	191,988	240,299	788,276	963,594
Total operating expenses	870,809	613,027	2,774,505	2,521,900

Operating income (loss)	(27,818)	22,973	111,752	(76,981)
Interest and other income (expense), net	(42,832)	7,845	(30,184)	32,123
Income (loss) before income taxes	(70,650)	30,818	81,568	(44,858)
Income tax expense (benefit)	(124,734)	(14,625)	(83,742)	(12,755)
Net income (loss)	$54,084	$45,433	$165,310	$(32,103)
Net income (loss) per common share:

Basic	$0.20	$0.17	$0.61	$(0.12)

Diluted	$0.20	$0.17	$0.61	$(0.12)

Weighted average number of common shares outstanding:

Basic	271,408	266,322	269,129	266,807
Diluted	277,082	267,259	272,947	266,807

Forest—Summary Balance Sheet Nine Months Ended 31 December 2013 and 31 December 2012

	At 31 December
	2013	2012
Balance Sheet Highlights:
Current assets	$4,293.12	$2,876.86
Working capital, excluding assets and liabilities held for sale	$3,253.09	$1,930.87
Total assets	$9,058.74	$7,845.31
Total debt	$1,200.00	$0.00
Total equity	$5,993.33	$5,667.92

Forest—Summary Income Statement Year Ended 31 March 2013, 31 March 2012 and 31 March 2011

	Years Ended 31 March
(In millions, except per share amounts)	2013	2012	2011
Operating Highlights:
Net sales	$2,904.94	$4,392.55	$4,213.13
Operating (loss)/income	$(76.98)	$1,217.32	$1,308.17
Net (loss)/income attributable to common shareholders	$(32.10)	$979.06	$1,046.77
Basic (loss)/earnings per share	$(0.12)	$3.58	$3.60
Diluted (loss)/earnings per share	$(0.12)	$3.57	$3.59
Weighted average shares outstanding:
Basic	$266.8	$273.6	$291.1
Diluted	$266.8	$274.0	$291.2

Forest—Summary Balance Sheet Year Ended 31 March 2013, 31 March 2012 and 31 March 2011

	At 31 March
	2013	2012	2011
Balance Sheet Highlights:
Current assets	$2,947.79	$3,586.20	$5,259.67
Working capital, excluding assets and liabilities held for sale	$1,950.10	$2,686.41	$4,321.82
Total assets	$7,629.58	$7,491.76	$6,922.45
Total debt	$0.00	$0.00	$0.00
Total equity	$5,745.26	$5,676.82	$5,498.88

6.	OUTLOOK

Introduction

Forest markets a portfolio of branded drug products and manages an array of development-stage assets focused principally on five therapeutic areas: central nervous system, cardiovascular, gastrointestinal, respiratory and anti-infective. Forest acquires product rights for development and commercialisation through licensing and collaborative partnerships, as well as through targeted M&A activities. Forest’s strategy allows it to take advantage of attractive late-stage development and commercial opportunities from worldwide sources, thereby managing the risks inherent in early stage drug development. Forest believes this strategy leads to the achievement of successful drug development, high rate of first cycle approvals and commercialisation while avoiding the open-ended risks of basic scientific research activities. Forest also focuses on product life-cycle strategies to create deep product lines and provide physicians with a broad spectrum of product offerings. Forest’s current product portfolio is principally focused on a primary care and speciality business model. Forest believes the diverse and complementary nature of its product pipeline, its strength in partnering and clinical development, as well as its flexible business model, position Forest for future revenue and earnings growth.

Industry Background

The pharmaceutical industry is highly competitive and subject to numerous government regulations. There is competition as to the sale of products, research for new or improved products and the development and application of competitive drug formulation and delivery technologies. There are many pharmaceutical companies in the United States and abroad engaged in the manufacture and sale of both proprietary and generic drugs of the kind which Forest sells, many of which have substantially greater financial resources than Forest.

Forest faces competition for the acquisition or licensing of new product opportunities from other companies. In addition, the marketing of pharmaceutical products is increasingly affected by the growing role of managed care organisations in the provision of health services. Failure to be included or to have a preferred position in a managed care organisation’s drug formulary could result in decreased prescriptions of a manufacturer’s products.

Forest also faces competitive challenges from generic pharmaceutical manufacturers. Upon the expiration or loss of patent protection for a product, Forest may lose a major portion of sales of such product in a very short period. Generic pharmaceutical manufacturers also challenge product patents before their expiry.

Pharmaceutical companies, including Forest, are also subject to government regulation which substantially increases the difficulty and cost incurred in obtaining the approval to market newly proposed drug products and maintaining the approval to market existing drugs. The FDA regulates all aspects of the testing, manufacture, safety, labelling, storage, record keeping, advertising and promotion of new and established drugs, including the monitoring of compliance with good manufacturing practice regulations.

Outlook

Forest’s revenues for the twelve months ended 31 March 2014 increased 17.9% to $3.6 billion compared to $3.1 billion in the prior year. Net income for the twelve months ended 31 March 2014 increased $197.4 million to $165.3 million compared to a loss of $32.1 million in the prior year. Reported diluted GAAP earnings per share increased $0.73 to $0.61 per share in the current year’s twelve months as compared to a loss of $0.12 per share last year.

Forest’s revenues for the nine months ended 31 December 2013 increased 12.0% to $2,554.6 million compared to $2,280.2 million in the prior year. Net income for the nine months ended 31 December 2013 increased $188.8 million to $111.2 million compared to a loss of $77.5 million in the prior year nine-month period. Reported diluted U.S. GAAP earnings per share increased $0.70 to $0.41 per share in the current year’s nine months as compared to a loss of $0.29 per share in last year’s nine months.

In December 2013, Forest announced Project Rejuvenate, a series of significant strategic actions to streamline operations and reduce costs. The goals of Project Rejuvenate are to make Forest more nimble in responding to a changing environment and to reduce operating expenses by $500 million by the end of FY2016 relative to the FY2014 cost base.

7.	DIVIDEND POLICY

Historically, Forest’s policy has been not to pay dividends.

Part VII

THE OFFER

1	INTRODUCTION

On 17 February 2014, Actavis entered into the Merger Agreement with Forest, pursuant to which Actavis will acquire Forest in a series of Mergers. Following the Mergers, the Forest Common Stock will be delisted from NYSE, deregistered under the Exchange Act and cease to be publicly traded. The acquisition of Forest will be effected under Delaware law. On 18 February 2014, the Actavis directors announced the terms of the Offer intended to be made by Actavis to acquire the Forest Common Stock.

2	BACKGROUND TO AND REASONS FOR THE OFFER

The Actavis board of directors, at a meeting held on 16 February 2014, unanimously adopted resolutions approving the execution of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Mergers, and directed that the Actavis Share Issuance Proposal be submitted for consideration to the Actavis shareholders and recommended that the Actavis shareholders vote to approve the Actavis Share Issuance Proposal.

In reaching its decision on 16 February 2014, the Actavis board of directors consulted with its financial and legal advisers as well as with its senior management and considered a number of factors in connection with its evaluation of the proposed transaction, including the principal factors mentioned below. The Actavis board of directors did not consider it practical to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination, and the Actavis board of directors reached its decision based on all of the information available to it.

The Actavis board of directors considered many factors in making its determination that the terms of the transaction are advisable, consistent with and in furtherance of the strategies and goals of Actavis and are in the best interests of Actavis and the Actavis shareholders. In arriving at its determination, the board of directors consulted with Actavis’ management, legal advisers, financial advisers and other representatives, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that the Mergers are likely to result in significant strategic and financial benefits to Actavis and its shareholders, including (not in any relative order of importance):

Strategic Considerations

•

The expectation that the combination of Actavis and Forest would create a global speciality pharmaceutical company with approximately $15 billion in combined pro forma annual revenues, with speciality brand revenues comprising 50% of total Combined Company pro forma revenues, a growing North American speciality pharmaceutical business with approximately $7 billion in combined pro forma annual revenues, a diversified portfolio of products and a geographically balanced business;

•

The expectation that pro forma revenue would be strong in core therapeutic categories, including a $2 billion central nervous system franchise, gastroenterology and women’s health franchises valued at approximately $1 billion each, a cardiovascular franchise that generates approximately $500 million and urology and dermatology established brand franchises approaching $500 million each in sales;

•

The expectation that the Combined Company would create long-term shareholder value by creating additional growth opportunities by leveraging the respective strengths of each business, expanding the Combined Company’s development pipeline and product portfolio and unlocking value in new business lines and product offerings;

•

The view that the Combined Company would have a stronger foundation to market complementary products in the key speciality pharmaceutical areas including cardiovascular, infectious disease, respiratory, cystic fibrosis and dermatology, with the Combined Company having more than $1 billion investment in R&D driving strong organic growth, including products in various stages of development for a variety of indications;

•

The expectation that the Combined Company would have an enhanced credit profile, with increased earnings and cash flow and better access to capital markets as a result of enhanced size and business diversification; and

•	The expectation that the combination will create substantial incremental efficiency and growth opportunities.

Synergies

•

The expectation that the combination would yield double-digit accretion to non-U.S. GAAP earnings in 2015 and 2016, including approximately $1 billion in operating and tax synergies to be realised within three years following the Closing Date (these synergies exclude any additional revenue or manufacturing synergies and are in addition to standalone synergies announced publicly by Forest); and

•	The expectation that the combination would generate strong free cash flow in excess of $4 billion in 2015.

Merger Agreement

•

The view that the terms and conditions of the Merger Agreement and the transactions contemplated therein, including the representations, warranties, covenants, closing conditions and termination provisions, are comprehensive and favourable to completing the proposed transaction;

•	The expectation that the satisfaction of the conditions to completion of the transactions contemplated by the Merger Agreement is feasible in the second half of 2014; and

•

The Merger Agreement contains prohibitions on Forest seeking a superior proposal and requires Forest to pay Actavis a termination fee of (i) $875 million if Actavis or Forest terminates the Merger Agreement under certain circumstances and Forest consummates or enters into an agreement with respect to a competing acquisition proposal within a certain time period and (ii) $250 million if Actavis or Forest terminates the Merger Agreement because it is not adopted by the Forest stockholders at Forest’s special meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken.

Other Financial Considerations

•

The expectation that the transaction will provide strong operating leverage while preserving healthy levels of recurring revenues and will provide products that are expected to perform well in a rising or more volatile interest rate environment and an improved equity market environment;

•	The expectation that the strong cash flows and balance sheet of the Combined Company will support continued investments in R&D and growth initiatives while facilitating deleveraging post-close;

•

The expectation that the Combined Company would have a strong balance sheet and the ability to generate substantial cash flow to finance future expansion as well as to invest in improving and adding new technology, services and products for customers; and

•

The board of directors’ belief that the Combined Company would have increased earnings and cash flow (expected to be in excess of $4 billion in 2015) and better access to capital markets as a result of enhanced size and therapeutics line diversification.

Implied Ownership

•	That existing Actavis shareholders and Forest stockholders are expected to hold approximately 65% and 35%, respectively, of the outstanding Actavis Ordinary Shares after completion of the Mergers.

Due Diligence

•	The scope of the due diligence investigation of Forest conducted by Actavis management and outside advisers, and the results of that investigation.

Recommendation by Actavis Management

•	Actavis management’s recommendation in favour of the combination and the issuance of Actavis Ordinary Shares in an amount sufficient to pay the aggregate stock portion of the Merger Consideration.

Governance

•

That the Combined Company would be led by Paul M. Bisaro and a strong, experienced management team, including senior management of Actavis and Forest; Brenton L. Saunders, the current CEO of Forest, would join the Actavis board of directors (subject to ratification by the Governance Committee of the Actavis board of directors); and

•

That, in addition to Brenton L. Saunders, the Governance Committee of the Actavis board of directors, after consulting with Forest, would select two other members of the Forest board of directors (yet undecided) as of immediately prior to the Mergers to be added to the Actavis board of directors.

Funding the Cash Portion of the Merger Consideration

•

That the cash portion of the Merger Consideration would be funded by a combination of cash on hand and new credit facilities to be entered into in connection with the transactions contemplated by the Merger Agreement.

Familiarity with Businesses

•

Its knowledge of Actavis’ and Forest’s businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management, as well as its knowledge of the current and prospective environment in which Actavis and Forest operate.

For the reasons set forth above and such other factors considered by the Actavis board of directors, the Actavis board of directors determined that the combination and the transactions contemplated by the Merger Agreement are consistent with, and will further, the business strategies and goals of Actavis, and are in the best interests of Actavis and the Actavis shareholders and has approved the Mergers and the transactions contemplated thereby.

3	DESCRIPTION OF THE OFFER

Actavis has offered to acquire the Forest Common Stock, on the terms set out in this paragraph.

As a result of the Mergers, each share of Forest Common Stock (except for certain shares held by Forest, Actavis, or their respective subsidiaries, and shares held by Forest stockholders who properly seek appraisal in accordance with Delaware law) will be converted into the right to receive, at the stockholder’s election, either (a) the Standard Election Consideration, (b) the Stock Election Consideration or (c) the Cash Election Consideration, in exchange for such share of Forest Common Stock. Both the Cash Election and the Stock Election are subject to proration and adjustment procedures to cause the total amount of cash paid, and the total number of Actavis Ordinary Shares issued, to the holders of shares of Forest Common Stock (other than the excluded shares and dissenting shares), as a whole, to equal as nearly as practicable the total amount of cash and number of shares that would have been paid and issued if all of such shares of Forest Common Stock were converted into the Standard Election Consideration. Forest stockholders who fail to make a timely election or who make no election will receive the Standard Election Consideration.

The precise consideration that Forest stockholders will receive if they make the Cash Election or the Stock Election will not be known at the time that Forest stockholders vote on the adoption of the Merger Agreement or make an election. It is expected that Actavis shareholders and Forest stockholders, in each case as of immediately prior to the Mergers, will hold approximately 65% and 35%, respectively, of the issued and outstanding Actavis Ordinary Shares immediately after completion of the Mergers. It is currently estimated that, if the Mergers are completed, Actavis will issue or reserve for issuance approximately 99 million Actavis Ordinary Shares and that the amount of cash to be paid for the cash portion of the Merger Consideration will be approximately $7,096 million.

Merger Agreement

Forest, Actavis, Tango U.S. Holdings, Merger Sub 1, and Merger Sub 2, entered into the Merger Agreement on 17 February 2014 pursuant to which Actavis agreed, to acquire Forest. As a result of the Mergers contemplated therein, Forest will become a wholly-owned subsidiary of Actavis.

The Merger Agreement contained customary representations, warranties and covenants which include, among others, covenants to conduct businesses in the ordinary course between the execution of the Merger Agreement and the completion of the Mergers and covenants not to engage in certain kinds of transactions during that period. In addition, certain covenants require each of the parties to use, subject to the terms and conditions of the Merger Agreement, reasonable best efforts to cause the Mergers to be consummated. Each of Actavis and Forest has agreed not to solicit any offer or proposal for specified alternative transactions, or, subject to certain exceptions relating to the receipt of unsolicited offers that may be deemed to be “superior proposals” (as defined in the Merger Agreement), to participate in discussions or engage in negotiations regarding such an offer or proposal with, or furnish any non-public information regarding such an offer or proposal to, any person that has made such an offer or proposal. The Merger Agreement also requires each of Actavis and Forest to call and hold shareholders’ meetings and requires the board of directors of Actavis to recommend that its shareholders approve the issuance of Actavis Ordinary Shares and the board of directors of Forest to recommend that its stockholders adopt the Merger Agreement. Each of Actavis’ and Forest’s board is also permitted to change its recommendation in response to (among other things) a “superior proposal” but such party may not otherwise terminate the Merger Agreement to accept such proposal.

Each of Actavis’ and Forest’s obligation to consummate the Mergers is subject to a number of conditions, including, among others, the following, as further described in the Merger Agreement: (i) approval of Actavis shareholders of the issuance of Actavis Ordinary Shares, (ii) approval of Forest stockholders of the adoption of the Merger Agreement, (iii) expiration of the waiting period (or extension thereof) under the HSR Act and receipt of any approvals required thereunder and under applicable foreign antitrust laws having been obtained, (iv) the shares of Actavis to be issued in the First Merger being approved for listing on the New York Stock Exchange, (v) the representations and warranties of the other party being true and correct, subject to the materiality standards contained in the Merger Agreement, (vi) absence of specified adverse laws or orders, (vii) an Irish prospectus with respect to the Actavis Ordinary Shares to be issued (if required by Irish law) in the First Merger being approved by the Central Bank of Ireland and made available to the public in accordance with Irish prospectus law, (viii) material compliance by the other party with its covenants and (ix) no material adverse effect having occurred with respect to the other party since the signing of the Merger Agreement.

The Merger Agreement contains certain customary termination rights, including, among others, (a) the right of either Actavis or Forest to terminate the Merger Agreement if Forest’s stockholders fail to adopt the Merger Agreement or if Actavis’ shareholders fail to approve the issuance of Actavis Ordinary Shares, (b) the right of either Actavis or Forest to terminate the Merger Agreement if the board of directors of the other party changes its recommendation with respect to the transaction, (c) the right of either Actavis or Forest to terminate the Merger Agreement if the First Merger has not occurred by six months after the date of the Merger Agreement, subject to certain conditions, provided that this period may be extended by up to an additional four months in certain circumstances and (d) the right of either Actavis or Forest to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions.

Forest must pay a termination fee of (i) $875,000,000 if (A) the Merger Agreement is terminated by Actavis as a result of a change of recommendation by the Forest board of directors or (B) the Merger Agreement is terminated by either Forest or Actavis for failure to close by the Outside Date or because Forest stockholder approval is not obtained, a competing proposal was publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Forest stockholder meeting and (C) Forest enters into a definitive agreement for a competing proposal within 12 months following such termination and such competing proposal is consummated or (ii) $250,000,000 if the Merger Agreement is terminated by Forest or Actavis because Forest stockholder approval is not obtained (which would be credited against any Forest termination fee that subsequently becomes payable as described in clause (i)(B)). Actavis must pay termination fees in reciprocal circumstances, except that the fees payable in the circumstances described in clauses (i) and (ii) are $1,175,000,000 and $335,000,000, respectively.

The Mergers

Pursuant to the Merger Agreement, Actavis will acquire Forest in a series of merger transactions. Merger Sub 1 will merge with and into Forest and, immediately following the First Merger, Forest will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company. Following the Mergers, Merger Sub 2 will be an indirect wholly-owned subsidiary of Actavis and the Forest Common Stock will be delisted from NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Closing and Effective Times of the Mergers

Unless otherwise mutually agreed to by Actavis and Forest, the closing of the Mergers will take place on the second business day following the day on which the last of the conditions to consummate the Mergers have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Mergers, but subject to the satisfaction or waiver of those conditions).

Assuming timely satisfaction of the necessary closing conditions, the closing of the Mergers is expected to occur in the second half of 2014. The First Merger will become effective upon the filing a certificate of merger with the Secretary of State of the State of Delaware with respect to the First Merger and, shortly thereafter, the Second Merger will become effective upon the filing a certificate of merger with the Secretary of State of the State of Delaware with respect to the Second Merger (or, with respect to each merger, at such later time as Actavis and Forest may agree and specify in the respective certificate of merger, provided that the Second Merger will not become effective until after the effective time of the First Merger).

The Forest Common Stock to be acquired by Actavis pursuant to the Offer are to be acquired with full legal and beneficial title, fully paid and free from all liens, equities, charges and encumbrances and other third party rights or interests and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid.

The Actavis Ordinary Shares to be issued pursuant to the Offer will be in certificated form and will be recorded in the register of members of Actavis.

Consideration to Forest Stockholders

As a result of the First Merger, each issued and outstanding share of Forest Common Stock, other than excluded shares and dissenting shares, will be converted into the right to receive the Standard Election Consideration. Alternatively, Forest stockholders will have the right to make either a Cash Election to receive the Cash Election Consideration, or a Stock Election to receive the Stock Election Consideration, for each of their shares of Forest Common Stock. Both the Cash Election and the Stock Election are subject to the proration and adjustment procedures to cause the total amount of cash paid, and the total number of Actavis Ordinary Shares issued, in the First Merger to the holders of shares of Forest Common Stock (other than excluded shares and dissenting shares), as a whole, to equal as nearly as practicable the total amount of cash and number of shares that would have been paid and issued if all of such shares of Forest Common Stock were converted into the Standard Election Consideration. Holders of shares of Forest Common Stock (other than excluded shares and dissenting shares) who make no election or an untimely election will receive the Standard Election Consideration with respect to such shares of Forest Common Stock.

No holder of Forest Common Stock will be issued fractional Actavis Ordinary Shares in the First Merger. Each holder of Forest Common Stock converted pursuant to the First Merger who would otherwise have been entitled to receive a fraction of an Actavis Ordinary Share will receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of an Actavis Ordinary Share multiplied by the volume weighted average price of Actavis Ordinary Shares for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading day prior to the Closing Date to the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg.

The Merger Consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Forest Common Stock or Actavis Ordinary Shares, as applicable), reorganisation, recapitalisation, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Forest Common Stock or Actavis Ordinary Shares outstanding after the date of the Merger Agreement and prior to the effective time of the First Merger.

Election Materials and Procedures

An election form will be mailed to each holder of record of Forest Common Stock, as of the close of business on the Election Form Record Date, on a date to be mutually agreed by Actavis and Forest that is not more than forty-five (45) days nor less than thirty (30) days prior to the anticipated Closing Date of the First Merger or on such other date as Actavis and Forest mutually agree. Actavis will make available one or more election forms as may reasonably be requested from time to time by all persons who become holders or beneficial owners of Forest Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline.

Each election form will permit the holder to specify the number of shares of such holder’s Forest Common Stock with respect to which such holder makes a (x) Standard Election, (y) Cash Election and (z) Stock Election. Any shares of Forest Common Stock with respect to which the exchange agent has not received an effective, properly completed election form on or before the Election Deadline will be deemed to be “no election shares,” and the holders of such no election shares will be deemed to have made a Standard Election with respect to such no election shares. Both the Cash Election and the Stock Election are subject to the proration and adjustment procedures to cause the total amount of cash paid, and the total number of Actavis Ordinary Shares issued, in the First Merger to the holders of shares of Forest Common Stock (other than excluded shares and dissenting shares), as a whole, to equal as nearly as practicable the total amount of cash and number of shares that would have been paid and issued if all of such shares of Forest Common Stock were converted into the Standard Election Consideration.

Any election form may be revoked or changed by the authorised person properly submitting such election form, by written notice received by the exchange agent prior to the Election Deadline. In the event an election form is revoked prior to the Election Deadline, the shares of Forest Common Stock represented by such election form will become no election shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of Forest Common Stock prior to the Election Deadline. Subject to the terms of the Merger Agreement and the election form, the exchange agent has the reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding such matters shall be binding and conclusive. None of Actavis, Forest or the exchange agent shall be under any obligation to notify any person of any defect in an election form.

Proration Procedures

Both the Cash Election Consideration and the Stock Election Consideration are subject to proration and adjustment procedures, depending on the aggregate elections of the Forest stockholders. If a Forest stockholder elects cash, and the Cash Election Amount is greater than the Available Cash Election Amount, such stockholder will receive for each share of Forest Common Stock for which such stockholder elects cash:

•	an amount in cash (without interest) equal to (i) the Cash Election Consideration multiplied by (ii) the Cash Fraction; and

•

a number of validly issued, fully paid and non-assessable Actavis Ordinary Shares equal to the product of (i) the Stock Election Consideration multiplied by (ii) a fraction equal to one (1) minus the Cash Fraction.

If a Forest stockholder elects stock, and the Available Cash Election Amount is greater than the Cash Election Amount, such stockholder will receive for each share of Forest Common Stock for which such stockholder elects stock:

•	an amount of cash (without interest) equal to the amount of such excess divided by the number of shares of Forest Common Stock for which Stock Elections were made; and

•

a number of validly issued, fully paid and non-assessable Actavis Ordinary Shares equal to the product of (i) the Stock Election Consideration of 0.4723 multiplied by (ii) a fraction, the numerator of which will be the difference between (a) the Cash Election Consideration of $86.81 minus (b) the amount of cash calculated in the immediately preceding bullet and the denominator of which will be the Cash Election Consideration.

The mix of consideration payable to Forest stockholders who make the Cash Election or the Stock Election will not be known until the results of the elections made by Forest stockholders are tallied, which will not occur until near or after the closing of the First Merger. The greater the oversubscription of the Stock Election, the less stock and more cash a Forest stockholder making the Stock Election will receive. Reciprocally, the greater the oversubscription of the Cash Election, the less cash and more stock a Forest stockholder making the Cash Election will receive. However, in no event will a Forest stockholder who makes the Cash Election or the Stock Election receive less cash and more Actavis Ordinary Shares, or fewer Actavis Ordinary Shares and more cash, respectively, than a stockholder who makes the Standard Election.

Set forth below are illustrative examples of how the proration and adjustment procedures will work in the event there is an oversubscription of the Cash Election or the Stock Election.

Example A—Oversubscription of Cash Election. For purposes of this example, assume the following:

•	there are 271,000,000 outstanding shares of Forest Common Stock;

•	Forest stockholders make the Standard Election with respect to 135,500,000 shares (or 50%) of Forest Common Stock;

•	Forest stockholders make the Cash Election with respect to 94,850,000 shares (or 35%) of Forest Common Stock;

•	Forest stockholders make the Stock Election with respect to the remaining 40,650,000 shares (or 15%) of Forest Common Stock; and

•	no Forest stockholders exercise their right to appraisal.

In this example, the Cash Election Consideration, prior to proration and allocation, would be $86.81. Without proration or allocation, the Cash Election would be oversubscribed because the Cash Election Amount would be approximately $8.2 billion (the product of the total number of shares of Forest Common Stock for which the Cash Election has been made multiplied by the Cash Election Consideration), an amount that is greater than the Available Cash Election Amount (which is approximately $3.5 billion, the difference between (a) the product of the cash component of the Standard Election Consideration multiplied by the total number of shares of Forest Common Stock, minus (b) the product of the total number of shares of Forest Common Stock for which the Standard Election has been made or prescribed by the Merger Agreement multiplied by the cash component of the Standard Election Consideration). The unprorated aggregate cash consideration is equal to the sum of (i) 135,500,000, the number of shares of Forest Common Stock for which the Standard Election has been made or prescribed by the Merger Agreement, multiplied by $26.04, the cash component of the Standard Election Consideration and (ii) 94,850,000, the number of shares of Forest Common Stock for which a Cash Election has been made, multiplied by $86.81, the Cash Election Consideration. To adjust for the oversubscription, the consideration received for a share of Forest Common Stock for which a Cash Election is made will be adjusted so that it is equal to:

•	$37.20 in cash (which is equal to the product of the Cash Election Consideration of $86.81 and the Cash Fraction (the Available Cash Election Amount divided by the Cash Election Amount)); and

•	0.2699 of an Actavis Ordinary Share (which is equal to the product of (i) the Stock Election Consideration of 0.4723 and (ii) 1 minus the Cash Fraction.

Example B—Oversubscription of Stock Election. For purposes of this example, assume the following:

•	there are 271,000,000 outstanding shares of Forest Common Stock;

•	Forest stockholders make the Standard Election with respect to 135,500,000 shares (or 50%) of Forest Common Stock;

•	Forest stockholders make the Stock Election with respect to 108,400,000 shares (or 40%) of Forest Common Stock; and

•	Forest stockholders make the Cash Election with respect to the remaining 27,100,000 shares (or 10%) of Forest Common Stock.

In this example, the Stock Election is oversubscribed because, without proration or allocation, the Cash Election Amount would be $2.35 billion, an amount that is less than the Available Cash Election Amount (which is approximately $3.5 billion). The unprorated aggregate cash consideration is equal to the sum of (i) 135,500,000, the number of shares of Forest Common Stock for which the Standard Election has been made or prescribed by the Merger Agreement, multiplied by $26.04, and (ii) 27,100,000, the number of shares of Forest Common Stock for which a Cash Election has been made, multiplied by $86.81, the Cash Election Consideration. To adjust for the oversubscription, the consideration received for a share of Forest Common Stock for which a Stock Election is made will be adjusted so that it is equal to:

•

0.4133 of an Actavis Ordinary Share (which is equal to the Stock Election Consideration of 0.4723 multiplied by a fraction, the numerator of which is the difference between the Cash Election Consideration of $86.81, and $10.85, the cash amount calculated in the following bullet, and the denominator of which is the Cash Election Consideration of $86.81); and

•	$10.85, which is the Available Cash Election Amount minus the Cash Election Amount, divided by the number of Stock Election shares.

The greater the oversubscription of the Stock Election, the less stock and more cash a Forest stockholder making the Stock Election will receive. Reciprocally, the greater the oversubscription of the Cash Election, the less cash and more stock a Forest stockholder making the Cash Election will receive. However, in no event will a Forest stockholder who makes the Cash Election or the Stock Election receive less cash and more Actavis Ordinary Shares, or fewer Actavis Ordinary Shares and more cash, respectively, than a stockholder who makes the Standard Election.

No Recommendation Regarding Elections

Neither Forest nor Actavis is making any recommendation as to which Merger Consideration election a Forest stockholder should make. If you are a Forest stockholder, you must make your own decision with respect to these elections and may wish to seek the advice of your own attorneys or accountants.

Information About the Merger Consideration Elections

The mix of consideration payable to Forest stockholders who make the Cash Election or the Stock Election will not be known until the results of the elections made by Forest stockholders are tallied, which will not occur until near or after the closing of the Mergers. The greater the oversubscription of the Stock Election, the less stock and more cash a Forest stockholder making the Stock Election will receive. Reciprocally, the greater the oversubscription of the Cash Election, the less cash and more stock a Forest stockholder making the Cash Election will receive. However, in no event will a Forest stockholder who makes the Cash Election or the Stock Election receive less cash and more Actavis Ordinary Shares, or fewer Actavis Ordinary Shares and more cash, respectively, than a stockholder who makes the Standard Election.

If you are considering making an election for the Merger Consideration, your attention is drawn to the risk factors set out in Part II (Risk Factors) of this Prospectus. In addition, you are strongly recommended to obtain your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other appropriate independent financial adviser, who, if you are taking advice in Ireland, is duly authorised or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations 2007 or the Investment Intermediaries Act 1995 (as amended), or, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 of the United Kingdom or, if you are taking advice elsewhere, from another appropriately authorised independent financial adviser.

4.	IRREVOCABLE UNDERTAKINGS

No major shareholders or members of Actavis’ management, supervisory or administrative bodies have given irrevocable undertakings in respect of the Standard Election, the Stock Election or the Cash Election.

5.	ACCEPTANCE AND SETTLEMENT OF THE OFFER

An election form will be mailed on the Election Form Mailing Date to each holder of record of Forest Common Stock as of the close of business on the Election Form Record Date. Actavis will make available one or more election forms as may reasonably be requested from time to time by all persons who become holders or beneficial owners of Forest Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline.

Each election form will permit the holder to specify the number of shares of such holder’s Forest Common Stock with respect to which such holder makes a (x) Standard Election, (y) Cash Election and (z) Stock Election. Any shares of Forest Common Stock with respect to which the exchange agent has not received an effective, properly completed election form on or before the Election Deadline will be deemed to be “no election shares,” and the holders of such no election shares will be deemed to have made a Standard Election with respect to such no election shares (other than excluded shares and dissenting shares). Both the Cash Election and the Stock Election are subject to the proration and adjustment procedures to cause the total amount of cash paid, and the total number of Actavis Ordinary Shares issued, to the holders of shares of Forest Common Stock (other than excluded shares and dissenting shares), as a whole, to equal as nearly as practicable the total amount of cash and number of shares that would have been paid and issued if all of such shares of Forest Common Stock were converted into the Standard Election Consideration.

Any election form may be revoked or changed by the authorised person properly submitting such election form, by written notice received by the exchange agent prior to the Election Deadline. In the event an election form is revoked prior to the Election Deadline, the shares of Forest Common Stock represented by such election form will become no election shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of Forest Common Stock prior to the Election Deadline. Subject to the terms of the Merger Agreement and the election form, the exchange agent has the reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding such matters shall be binding and conclusive. None of Actavis, Forest or the exchange agent shall be under any obligation to notify any person of any defect in an election form.

As soon as practicable after the Election Deadline, the results of the Offer will be made public via a press release to be filed with the SEC. The press release will describe the amount of Stock Election Consideration or Cash Election Consideration that each share of Forest Common Stock will be entitled to receive for each of the Merger Consideration elections. The procedure by which Forest stockholders will receive any Cash Election Consideration will depend on whether Forest stockholders hold their shares of Forest Common Stock in certificated or uncertificated (i.e. “street name”) form. Forest stockholders who hold their shares of Forest Common Stock in certificated form will receive cheques for the amount of Cash Election Consideration that they are entitled to receive. Forest stockholders who hold shares of Forest Common Stock in uncertificated (i.e. “street name”) form will receive the amount of Cash Election Consideration that they are entitled to receive through the brokerage account through which they hold their shares of Forest Common Stock.

6.	COSTS AND EXPENSES

Except as otherwise expressly provided in the Merger Agreement, all out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of a party to the Merger Agreement in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring the expense, except that Actavis and Forest will share equally all expenses incurred in connection with (a) printing, filing and mailing the joint proxy statement/prospectus on Form S-4 and this Prospectus, and all SEC and other regulatory filing fees incurred in connection therewith, (b) the exchange agent, and (c) any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar taxes.

Actavis currently estimates that, upon the Closing Date, transaction-related costs incurred by the Combined Company, including fees and expenses relating to finance, will be approximately $178.5 million.

Part VIII

OPERATING AND FINANCIAL REVIEW

1.	ACTAVIS

On 16 May 2013, Actavis (formally known as Actavis Limited) was incorporated in Ireland as a private limited company and re-registered effective 20 September 2013 as a public limited company. It was established for the purpose of facilitating the business combination between Actavis, Inc. and Warner Chilcott. On 1 October 2013, Actavis became the successor registrant of Actavis, Inc. and Warner Chilcott in connection with the consummation of certain transactions further described elsewhere in this Prospectus. In addition, on 1 October 2013, the shares of Actavis Public Limited Company began trading on NYSE under the symbol “ACT,” the same symbol under which Actavis, Inc.’s shares previously traded. References throughout to “ordinary shares” refer to Actavis, Inc.’s Class A common shares, par value $0.0033 per share, prior to the consummation of the transactions and to Actavis Ordinary Shares (par value $0.0001 per share) since the consummation of the transactions.

Any material changes in the Actavis balance sheet and cash flow statement line items were driven by the Warner Chilcott Acquisition. For further details, refer to (i) NOTE 4—Acquisitions and Other Agreements” in the “Notes to Consolidated Financial Statements” and (ii) the “Working Capital Position” table on page 79, each contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus.

Actavis has made certain reclassifications to prior period information to conform to the current period presentation, including (i) the reclassification of contingent consideration accretion expense from interest expense into operating expenses, which includes the by quarter impact on the year ended 31 December 2012 as seen in “Schedule II” and (ii) expanding the categories disclosed in the accompanying footnotes related to accounts payable and accrued expenses, revenues by therapeutic category and other long-term liabilities. For further details, refer to “Reclassifications” on page F-9 of Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus.

References throughout this Part VIII (Operating and Financial Review) to “Actavis” refer to financial information and transactions of Watson prior to 23 January 2013, Actavis, Inc. from 23 January 2013 until 1 October 2013 and Actavis subsequent to 1 October 2013.

Realignment of Business Structure in 2014

In the first quarter of 2014, Actavis realigned its global strategic business structure. Under the new organisational structure, generics, specialty brands, branded generics and third-party commercial operations have been consolidated into a single new division. As a result of the realignment, Actavis has now organised its business into two operating segments: Actavis Pharma and Anda Distribution. The Actavis Pharma segment includes patent-protected products and certain trademarked off-patent products that the Company sells and markets as brand pharmaceutical products and off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by Actavis, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. The Anda Distribution segment operating results exclude sales of products developed, acquired, or licensed by the Actavis Pharma segment. Actavis has revised its previously filed financial statements and other relevant sections of its 2013 Annual Report for this change. These revisions do not impact the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of comprehensive (loss) / income, the consolidated statement of cash flows or the consolidated statement of stockholders’ equity. For further details, refer to Exhibit 99.1 to Actavis’ Current Report on Form 8-K filed with the SEC on 20 May 2014, which is incorporated by reference into this Prospectus.

2013 Transactions

During 2013, Actavis completed the following transactions that impacted its results of operations and will continue to have an impact on future operations:

Actavis (Foshan) Pharmaceuticals Co., Ltd. Assets Held for Sale

As a result of the Foshan Sale, Actavis recognised an impairment on the net assets held for sale of $8.4 million in the year ended 31 December 2013.

Western European Assets Held for Sale

During the year ended 31 December 2013, Actavis held for sale the Actavis Pharma’s commercial infrastructure in France, Italy, Spain, Portugal, Belgium, Germany and the Netherlands, including products, marketing authorisations and dossier licence rights. Actavis believes that the potential divestiture allows Actavis to focus on faster growth markets including Central and Eastern Europe, and other emerging markets which Actavis believes will enhance its long-term strategic objectives. On 17 January 2014, Actavis announced its intention to enter into an agreement with Aurobindo Pharma Limited to sell these businesses. The transaction is conditional on certain antitrust approvals and completion of employee consultation processes. As a result of the transaction, in 2013 Actavis recognised an impairment on the net assets held for sale of $34.3 million. This transaction completed on 1 April 2014.

Sale of Changzhou Watson Pharmaceuticals Co., Ltd

On 27 November 2013, Actavis sold its Changzhou business to Great Harmony Enterprises Limited, a Hong Kong Company, for a total consideration of $8.0 million. As a result of the sale, Actavis recorded a gain of $2.3 million in other income (expense) in the year ended 31 December 2013.

Amendment to Sanofi Collaboration Agreement

On 28 October 2013, WCCL and Sanofi entered into the Sanofi Amendment. Pursuant to the Amendment, the parties amended the Collaboration Agreement with respect to Actonel and Atelvia in the Exclusive Territory to provide that, in exchange for the payment of a lump sum of $125.0 million by WCCL to Sanofi in the year ended 31 December 2013, WCCL’s obligations with respect to the global reimbursement payment, which represented a percentage of Actavis’ net sales as defined, as it related to the Exclusive Territory for the year ended 31 December 2014, shall be satisfied in full. The Sanofi Amendment did not and does not apply to or affect the parties’ respective rights and obligations under the Collaboration Agreement with respect to (i) the remainder of 2013 or (ii) territories outside the Exclusive Territory. The $125.0 million was recorded as an intangible asset during the year ended 31 December 2013, which will be amortised over the course of the year ending 31 December 2014.

Warner Chilcott Acquisition

On 1 October 2013, Actavis completed the Warner Chilcott Acquisition for a transaction value, including the assumption of debt, of $9.2 billion. Warner Chilcott was a leading speciality pharmaceutical company focused on women’s healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America. The Warner Chilcott Acquisition expands its presence in its Speciality Brands Segment. In order to obtain regulatory clearance under the HSR Act, in connection with the Warner Chilcott Acquisition, Actavis were required to divest certain assets. On 1 October 2013, four generic pharmaceutical products were sold to Amneal Pharmaceuticals for consideration of $10.0 million, subject to certain refunds of purchase price provisions, which resulted in a de minimis impact to the consolidated statement of operations. The divested products consisted of both commercial and development stage products in both oral contraception and osteoporosis treatment. Net sales of divested products included in its results of operations were $2.5 million, $4.6 million and $0.7 million in the years ended 31 December 2013, 2012 and 2011, respectively. On 1 October 2013 in connection with the Warner Chilcott Acquisition, Actavis, BofA, as Administrative Agent and a syndicate of banks participating as lenders became parties to the WC Term Loan Agreement, pursuant to which the lenders party to the agreement provide loans to Warner Chilcott Corporation, a Delaware corporation (the “U.S. Borrower”), WC Luxco S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand-Duchy of Luxembourg (the “Luxembourg Borrower”), and WCCL, a limited liability company organised under the laws of the Commonwealth of Puerto Rico (the “Puerto Rico Borrower” and, together with the U.S. Borrower and the Luxembourg Borrower, the “WC Borrowers”) in an aggregate amount of $2.0 billion, comprised of (i) a $1.0 billion tranche that will mature on 1 October 2016 (the “Three Year Tranche”) and (ii) a $1.0 billion tranche that will mature on 1 October 2018 (the “Five Year Tranche”). The proceeds of borrowings under the WC Term Loan Agreement, together with $41.0 million of cash on hand, were used to finance the repayment in full of all amounts outstanding under Warner Chilcott’s then-existing Credit Agreement, dated as of 17 March 2011, as amended by Amendment No. 1 on 20 August 2012, among the WC Borrowers, BofA, as administrative agent and a syndicate of banks participating as lenders.

Palau Agreement

On 1 August 2013, Actavis entered into a purchase agreement with Palau to acquire worldwide product rights to develop and commercialise albaconazole for the treatment of candidiasis. Actavis simultaneously entered into a manufacturing and supply agreement with Palau for the supply of clinical and commercial quantities of the products. In connection with the execution of the agreements, Actavis paid an upfront non-refundable payment of €10.0 million, or $13.4 million to Palau, which was recorded as R&D expense in the year ended 31 December 2013. The agreement also provides for certain future milestone payments up to €18.0 million in the aggregate, upon the successful completion of Phase III trials of the products and regulatory approvals.

Acquisition of Medicines360

On 11 June 2013, Actavis entered into an exclusive licence agreement with Medicines360 to market, sell and distribute LNG20 in the U.S. and in Canada for a payment of approximately $52.3 million. According to the terms of the agreement, Actavis are also required to pay Medicines360 certain regulatory and sales based milestone payments totalling up to $125.0 million plus royalties. Medicines360 retained the rights to market the product in the U.S. public sector, including family planning clinics that provide services to low-income women. LNG20, originally developed by Uteron Pharma S.P.R.L. in Belgium (now a subsidiary of Actavis), is designed to deliver 20 mcg of levonorgestrel per day for the indication of long-term contraception, and is currently in Phase III clinical trials in the United States. Pending FDA approval, the LNG20 product could be launched in the U.S. as early as 2014. The transaction has been accounted for using the acquisition method of accounting. In connection with the acquisition, Actavis recorded $191.7 million in IPR&D, $6.7 million in prepaid R&D and contingent consideration of $146.1 million.

Metronidazole 1.3% Vaginal Gel and Zovirax Ointment and Cream

On 1 May 2013, Actavis entered into an agreement to acquire the worldwide rights to Valeant’s metronidazole 1.3% vaginal gel antibiotic development product, a topical antibiotic for the treatment of bacterial vaginosis. Under the terms of the agreement, Actavis will acquire the product upon FDA approval for approximately $57.0 million, which includes upfront and certain milestone payments and guaranteed royalties for the first three years of commercialisation. Upon FDA approval, or receipt of product launch quantity, Actavis will account for this transaction using the acquisition method of accounting. In the event of generic competition on metronidazole 1.3%, and should Actavis choose to launch an authorised generic product, Actavis would share the gross profits of the authorised generic with Valeant. On 5 April 2013, Actavis entered into an agreement with Valeant to be the exclusive marketer and distributor of the authorised generic version of Valeant’s Zovirax ointment (acyclovir 5%) product. Under the terms of the agreement, Valeant will supply a generic version of Valeant’s Zovirax ointment product and Actavis will market and distribute the product in the U.S. Additionally, Actavis were granted the exclusive right by Valeant to co-promote Zovirax cream (acyclovir 5%) to obstetricians and gynaecologists in the U.S. and Actavis granted Valeant the exclusive right to co-promote Actavis Speciality Brands’ Cordran Tape (flurandrenolide) product in the U.S. Under the terms of the agreement related to the co-promotion of Zovirax cream, Actavis will utilise its existing Speciality Brands sales and marketing structure to promote the product and Actavis will receive a co-promotion fee from sales generated by prescriptions written by its defined targeted physician group. The fees earned under the Zovirax cream co-promotion arrangement will be recognised in other revenues in the period earned. Under the terms of the Cordran Tape co-promotion agreement, Valeant will utilise its existing Dermatology sales and marketing structure to promote the product, and will receive a co-promotion fee on sales. The fees paid to Valeant under the Cordran Tape arrangement will be recognised in the period incurred as selling and marketing expenses. This transaction completed on 31 March 2014

Acquisition of Uteron

On 23 January 2013, Actavis, Inc. completed the Uteron Acquisition for approximately $142.0 million in cash, plus assumption of debt and other liabilities of $7.7 million and up to $155.0 million in potential future milestones. The Uteron Acquisition expanded Actavis’ speciality brands’ pipeline of women’s health products, including two potential near term commercial opportunities in contraception and infertility, and one oral contraceptive project projected to launch by 2018. Several additional products in earlier stages of development were also included in the acquisition.

Other Agreements

Actavis entered into an agreement with Endo and Teikoku Seiyaku Co., Ltd to settle all outstanding patent litigation related to its generic version of Lidoderm. Lidoderm is a local anaesthetic indicated to relieve post-shingles pain. Per the terms of the agreement, on 15 September 2013, Actavis launched its generic version of Lidoderm (lidocaine topical patch 5%) to customers in the U.S. more than two years before the product’s patents expire. Under applicable Hatch-Waxman Act, Actavis believes it is entitled to 180 days of marketing exclusivity. Additionally, under the terms of the agreement, Actavis received and distributed branded Lidoderm prior to the launch of the generic version of Lidoderm.

2013 Financial Highlights

Among the significant consolidated financial highlights for 2013 were the following:

•	Net revenues in 2013 increased $2,762.7 million, or 47% to $8,677.6 million in 2013 from $5,914.9 million in 2012;

•	Operating income decreased $738.9 million, or (234)%, to $(423.2) million in 2013 from $315.7 million in 2012; and

•	Net loss attributable to common shareholders for 2013 was $(750.4) million ($(5.27) per diluted share), compared to net income of $97.3 million ($0.76 per diluted share) in 2012.

2012 Transactions

During 2012, Actavis completed the following transactions that impacted its results of operations and will continue to have an impact on future operations.

Acquisition of Actavis Group

On 31 October 2012, Actavis completed the Actavis Group Acquisition. Actavis Group was a privately held generic pharmaceutical company specialising in the development, manufacture and sale of generic pharmaceuticals. With the acquisition of the Actavis Group, Actavis believes that (having regard to the revenue figures included in the 2013 annual reports of each of Teva, Sandoz, Mylan and Hospira) Actavis became the third largest global generics pharmaceutical company with operations in more than 60 countries (for further details, refer to pages 5 and 62 of Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus). The acquisition expanded Actavis’ core leadership position in modified release, solid oral dosage and transdermal products into semi-solids, liquids and injectables. The result is a broader and more diversified global product portfolio, and an expanded development pipeline.

To finance the purchase of the Actavis Group, Actavis incurred $5.7 billion of indebtedness, including proceeds from (i) the 2 October 2012 issuance of $3.9 billion in senior debt (the “2012 Senior Notes”). This debt was issued in three tranches as follows:

•	$1,200.0 million aggregate principal amount of 1.875% senior notes due 1 October 2017,

•	$1,700.0 million aggregate principal amount of 3.250% senior notes due 1 October 2022, and

•	$1,000.0 million aggregate principal amount of 4.625% senior notes due 1 October 2042.

In addition, on 31 October 2012, Actavis borrowed $1.8 billion under a senior unsecured term loan credit agreement (the “Term Loan Credit Agreement”). For further details, refer to “NOTE 13—Long–Term Debt” in the “Notes to Consolidated Financial Statements” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus. As a result of the transaction, Actavis continues to incur greater interest expense than Actavis incurred in prior periods and is required to dedicate cash flow to servicing its debt.

Sale of Equity Interest in moksha8

On 22 October 2012, Actavis completed the sale of moksha8. Simultaneously, Actavis expanded its ongoing sales and marketing collaboration with moksha8 by granting a licence to moksha8 for five new branded generic products to be developed for the Brazilian and Mexican markets in exchange for defined milestones and sales royalties. Actavis retained generic marketing rights in each market for all products licensed to moksha8. As a result of the sale, Actavis recorded a gain of $28.8 million in other income (expense) in the year ended 31 December 2012. During the year ended 31 December 2013, Actavis terminated the agreement with moksha8 resulting in a loss of $4.0 million.

Acquisition of Ascent Pharmahealth Limited

On 24 January 2012, Actavis completed the acquisition of Ascent, the Australian and Southeast Asian generic pharmaceutical business of Strides Arcolab Ltd, for AU$376.6 million in cash, or approximately $392.6 million, including working capital adjustments. The transaction was funded using cash-on-hand and borrowings from Actavis’ revolving credit facility. As a result of the acquisition, Actavis enhanced its commercial presence in Australia and Actavis gained selling and marketing capability in Southeast Asia through Ascent’s line of branded-generic and OTC products. For further information regarding the Ascent acquisition, refer to “NOTE 4—Acquisitions and Other Agreements” in the “Notes to Consolidated Financial Statements” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus.

Product Divestitures

In order to obtain regulatory clearance under the HSR Act, in connection with the Actavis Group Acquisition, Actavis, which included Watson and the Actavis Group, was required to divest certain assets. On 31 October 2012, a total of 22 generic pharmaceutical products owned by either the Actavis Group or Watson were sold to Par Pharmaceuticals Companies, Inc. and Sandoz, Inc., which resulted in a gain of $24.0 million in the year ended 31 December 2012. The divested products consisted of both commercial and development stage products in a number of therapeutic categories where the two companies owned overlapping products. Watson’s net sales of divested products were $18.5 million and $7.3 million for the years ended 31 December 2012 and 2011, respectively, comprising in the aggregate less than 1% of the total percentage contribution of such divested products. As reported in the Actavis Group financials, net sales of divested products were $60.8 million and $90.2 million for the years ended 31 December 2012 and 2011, respectively. The sale of the Actavis Group divested products did not have an impact on Actavis’ net revenues as these amounts were not included in the results of operations of Actavis for the respective periods. For the years ended 31 December 2012 and 2011, no one product accounted for more than 1% of Actavis’ consolidated net revenues.

Rugby OTC Business

On 29 October 2012, Actavis completed the Rugby Sale. Under the terms of the agreement, Harvard acquired the Rugby trademark and all rights to market, sell and distribute OTC products and nicotine gum products sold under the trademark. Actavis retained all rights to manufacture, sell and distribute all store-branded OTC and nicotine gum products, as well as other non-Rugby OTC products in its portfolio. Actavis retained ownership of its nicotine gum ANDAs, as well as nicotine gum manufacturing facilities. Also, as part of the transaction, Actavis entered into a supply and licence agreement with Harvard under which Actavis manufacture and supply nicotine gum products sold under the Rugby and Major labels. Major is Harvard’s existing private label brand. In connection with the sale of the Rugby assets, Actavis recorded a gain of $88.7 million in other income (expense) in the year ended 31 December 2012.

Other Agreements

Actavis’ two most significant products in 2012 were the authorised generic version of Concerta® (methylphenidate ER) and Lipitor® (atorvastatin), which on a combined basis comprised 16% and 21% of Actavis’ revenues in the years ended 31 December 2013 and 2012, respectively. These products were sold pursuant to exclusive marketing arrangements.

In November 2010, Actavis entered into an exclusive agreement with OMJPI to market the authorised generic version of Concerta® (methylphenidate ER). Under the terms of the agreement, the product is supplied by OMJPI. Actavis launched its authorised generic of Concerta® on 1 May 2011. Under the terms of the agreement with OMJPI, Actavis agreed to pay a royalty to OMJPI based on the gross profit of product revenues as defined in the agreements. During 2012, the royalty payable to OMJPI ranged from 50% to 55% of sales. Actavis’ royalty payable on sales of methylphenidate ER declined to 30% in 2013 when a third party competitor launched a competing bioequivalent product. The change in royalty was a one-time event and was applied on a strength-by-strength basis following the launch of the first third party generic competitor. This royalty includes the cost of the product supplied by OMJPI. The agreement with OMJPI expires on 31 December 2014 and is subject to normal and customary early termination provisions. The agreement with OMJPI has been accounted for as a distribution arrangement. Accordingly, Actavis recorded the net sales of the authorised generic product in the period earned and reflected the cost of product sold and the royalty payments to OMJPI in costs of goods sold in the period incurred.

During 2011 and 2012, Atorvastatin was sold pursuant to an exclusive agreement with Pfizer. Actavis launched its authorised generic of Lipitor® on 30 November 2011. Due to the significant decline in the market for this product, Actavis agreed to terminate the agreement effective 1 January 2013. In exchange, Actavis is entitled to receive a royalty on future sales of the product by Pfizer through 2015.

On 13 July 2012, Actavis entered into a global licence agreement with Synthon, obtaining an exclusive licence to its trastuzumab molecule, which is being developed as a biosimilar to Herceptin®. Actavis subsequently contributed the product to its biosimilar collaboration agreement with Amgen mentioned below. Under the terms of the Synthon agreement, Actavis, along with Amgen, assumed all responsibility for worldwide development and commercialisation of biosimilar trastuzumab, including Phase III clinical trials and global manufacturing. The agreement entitled Synthon to an initial payment and the opportunity to receive a milestone payment and royalties on net sales. Synthon also received compensation for transitional support activities provided under the agreement.

2012 Financial Highlights

Among the significant consolidated financial highlights for 2012 were the following:

•	Net revenues grew to $5,914.9 million from $4,584.4 million in 2011, an increase of $1,330.5 million or 29.0%;

•	Operating income decreased by $215.4 million or 40.2% to $320.8 million from $536.2 million in 2011; and

•	Net income attributable to common shareholders for 2012 was $97.3 million ($0.76 per diluted share) compared to $260.9 million ($2.06 per diluted share) in 2011.

2011 Transactions

During 2011, Actavis completed the following transactions that impacted its results of operations and will continue to have an impact on future operations.

Biosimilars Collaboration with Amgen, Inc.

On 19 December 2011, Actavis entered into the Amgen Collaboration Agreement. Under the terms of the agreement, Amgen assumed primary responsibility for developing, manufacturing and initially commercialising the oncology antibody products. Actavis agreed to contribute up to $400.0 million in co-development costs over the course of development ($312.4 million as of 31 December 2013), including the provision of development support, and to share product development risks. In addition, Actavis agreed to contribute its significant expertise in the commercialisation and marketing of products in highly competitive speciality and generic markets, including helping effectively manage the lifecycle of the biosimilar products. The collaboration products are expected to be sold under a joint Amgen/Actavis label. Actavis will initially receive royalties and sales milestones from product revenues. The collaboration does not pursue biosimilars of Amgen’s proprietary products.

Acquisition of Specifar

On 25 May 2011, Actavis acquired all of the outstanding equity of Paomar for cash totalling €400.0 million, or approximately $561.7 million at closing, subject to a net of working capital adjustment of €1.5 million, or approximately $2.2 million, and certain contingent consideration as part of the Specifar Acquisition. Paomar was a company incorporated under the laws of Cyprus and owner of 100% of the shares of Specifar a company organised under the laws of Greece. Specifar developed, manufactured and marketed generic pharmaceuticals. Specifar also out-licensed generic pharmaceutical products, primarily in Europe. Specifar had a commercial presence in the Greek branded generics pharmaceuticals market and owned 100% of the shares of Alet Pharmaceuticals Industrial and Commercial Société Anonyme, a company that markets branded-generic pharmaceutical products in the Greek market. For further information on the Specifar Acquisition, refer to “NOTE 4—Acquisitions and Other Agreements” in the in the “Notes to Consolidated Financial Statements” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus.

2011 Financial Highlights

Among the significant consolidated financial highlights for 2011 were the following:

•	Net revenues grew to $4,584.4 million from $3,566.9 million in 2010, an increase of $1,017.5 million or 28.5%;

•	Operating income increased by $230.8 million or 75.6% to $536.2 million from $305.4 million in 2010; and

•	Net income attributable to common shareholders for 2011 was $260.9 million ($2.06 per diluted share) compared to $184.4 million ($1.48 per diluted share) in 2010.

Segments

Actavis operated its business in three segments during the year ended 31 December 2013: Actavis Pharma, Actavis Speciality Brands and Anda Distribution. The Actavis Pharma segment includes off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Actavis Speciality Brands segment includes patent-protected products and certain trademarked off-patent products that Actavis sell and market as branded pharmaceutical products. The Anda Distribution segment distributes generic and branded pharmaceutical products manufactured by third parties, as well as by Actavis, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. The Anda Distribution segment operating results exclude sales by Anda of products developed, acquired, or licensed by Actavis Pharma and Actavis Speciality Brands segments. Actavis evaluates segment performance based on segment net revenues and segment contribution. Segment contribution represents segment net revenues less cost of sales (excludes amortisation and impairment of acquired intangibles including product rights), R&D expenses and selling and marketing expenses. Actavis do not report total assets, capital expenditures, corporate G&A expenses, amortisation, gains or losses on asset sales or disposals and impairments by segment as such information is not accounted for at the segment level, nor is such information used by all segments.

Year Ended 31 December 2013 compared to 2012

Results of operations, including segment net revenues, segment operating expenses and segment contribution information for the Actavis Pharma, Actavis Speciality Brands and Anda Distribution segments consisted of the following (in millions):

	Years Ended 31 December
	2013				2012
	Actavis Pharma	Actavis Speciality Brands	Anda Distribution	Total	Actavis Pharma	Actavis Speciality Brands	Anda Distribution	Total
Product sales	$6,252.3	$1,042.6	$1,196.9	$8,491.8	$4,385.2	$411.6	$986.4	$5,783.2
Other revenue	103.6	82.2	—	185.8	60.9	70.8	—	131.7
Net revenues	6,355.9	1,124.8	1,196.9	8,677.6	4,446.1	482.4	986.4	5,914.9
Operating expenses:
Cost of sales(1)	3,294.0	372.2	1,024.5	4,690.7	2,430.9	116.8	846.6	3,394.3
R&D	425.1	191.8	—	616.9	256.3	146.2	—	402.5
Selling and marketing	638.3	269.5	112.5	1,020.3	281.2	175.5	89.8	546.5
Contribution	$1,998.5	$291.3	$59.9	$2,349.7	$1,477.7	$43.9	$50.0	$1,571.6
Contribution margin	31.4%	25.9%	5.0%	27.1%	33.2%	9.1%	5.1%	26.6%
G&A				1,027.5				625.3
Amortisation				842.7				481.1
Goodwill impairments				647.5				—
Loss on assets held for sale				42.7
Loss on asset sales, other impairments and commitment contingencies, net				212.5				149.5
Operating (loss) / income				$(423.2)				$315.7
Operating margin				(4.9)%				5.3%

(1)	Excludes amortisation and impairment of acquired intangibles including product rights.

Actavis Pharma Segment

	Years Ended 31 December		Change
($ in millions)	2013	2012	Dollars	%
Product sales	$6,252.3	$4,385.2	$1,867.1	42.6%
Other revenue	103.6	60.9	42.7	70.1%
Net revenues	6,355.9	4,446.1	1,909.8	43.0%
Operating expenses:
Cost of sales(1)	3,294.0	2,430.9	863.1	35.5%
R&D	425.1	256.3	168.8	65.9%
Selling and marketing	638.3	281.2	357.1	127.0%
Contribution	$1,998.5	$1,477.7	$520.8	35.2%
Contribution margin	31.4%	33.2%		-1.8%

(1)	Excludes amortisation and impairment of acquired intangibles including product rights.

Net Revenues

The Actavis Pharma segment develops, manufactures, markets, sells and distributes generic, branded generic and OTC products. Generic products are the therapeutic equivalent to their branded name counterparts and are generally sold at prices significantly less than the branded product. As such, generic products provide an effective and cost-efficient alternative to brand products. When patents or other regulatory exclusivity no longer protect a branded product, or if Actavis are successful in developing a bioequivalent, non-infringing version of a branded product, opportunities exist to introduce off-patent or generic counterparts to the branded product. Additionally, Actavis distributes authorised generics to the extent such arrangements are complementary to its core business. Actavis’ portfolio of generic products includes products Actavis have internally developed, products Actavis has licensed from third parties and products Actavis distributes for third parties.

Net revenues in the Actavis Pharma segment include product sales and other revenue derived from generic, branded generic and OTC products. The Actavis Pharma segment product line includes a variety of products and dosage forms. Indications for this line include, but are not limited to, pregnancy prevention, pain management, depression, hypertension, attention-deficit/hyperactivity disorder and smoking cessation. Dosage forms include oral solids, semi-solids, liquids, gels, transdermals, injectables, inhalation and oral transmucosals.

Other revenues consist primarily of royalties, milestone receipts, commission income and revenue from licensing arrangements.

The increase in net revenues is primarily due to the full year net sales resulting from the Actavis Group Acquisition of $2,799.5 million in the year ended 31 December 2013 versus $428.3 million in the year ended 31 December 2012. Also contributing to the increase are higher U.S. unit sales related to new products including lidocaine topical patch 5% ($392.9 million) and mixed amphetamine (Adderall XR® CII) ($145.2 million), offset in part by lower net sales of certain U.S. products including the authorised generic version of Lipitor® (atorvastatin) ($403.6 million, of which $24.3 million is due to price and $379.3 million is due to volume) and declines in other international revenues.

Cost of Sales

Cost of sales includes production and packaging costs for the products Actavis manufactures, third party acquisition costs for products manufactured by others, profit-sharing or royalty payments for products sold pursuant to licensing agreements, inventory reserve charges and excess capacity utilisation charges, where applicable. Cost of sales does not include amortisation or impairment costs for acquired product rights or other acquired intangibles.

The increase in cost of sales was mainly due to the full year manufacturing expenses resulting from the Actavis Group Acquisition of $1,508.6 million in the year ended 31 December 2013 versus $284.2 million in the year ended 31 December 2012. Also contributing to the increase were new product launches including the September 2013 launch of a generic version of Lidoderm® (lidocaine topical patch 5%) ($120.5 million) and mixed ampethamine (Adderall XR® CII) ($36.1 million), offset, in part by a decrease in costs resulting from lower Lipitor® sales ($251.6 million). Cost of sales as a percentage of net revenues decreased to 51.8% as compared to 54.7% in the prior period.

R&D Expenses

R&D expenses consist predominantly of personnel-related costs, API costs, contract research, biostudy and facilities costs associated with product development.

The increase in R&D expenses was primarily due to the full year effect of higher costs associated with the Actavis Group Acquisition ($228.2 million), compared to only two months in 2012 ($41.8 million).

Selling and Marketing Expenses

Selling and marketing expenses consist mainly of personnel-related costs, distribution costs, professional services costs, insurance, depreciation and travel costs.

The increase in selling and marketing expenses within the Actavis Pharma segment was primarily due to the full year effect of higher selling and marketing expenses incurred resulting from the Actavis Group Acquisition ($427.7 million), compared to only two months in 2012 ($74.0 million).

Actavis Speciality Brands Segment

	Years Ended 31 December		Change
($ in millions)	2013	2012	Dollars	%
Product sales	$1,042.6	$411.6	$631.0	153.3%
Other revenue	82.2	70.8	11.4	16.1%
Net revenues	1,124.8	482.4	642.4	133.2%
Operating expenses:
Cost of sales(1)	372.2	116.8	255.4	218.7%
R&D	191.8	146.2	45.6	31.2%
Selling and marketing	269.5	175.5	94.0	53.6%
Contribution	$291.3	$43.9	$247.4	563.6%
Contribution margin	25.9%	9.1%		16.8%

(1)	Excludes amortisation and impairment of acquired intangibles including product rights.

Net Revenues

The Actavis Speciality Brands segment for the full year ended 31 December 2013 included Actavis’ key promoted products such as Rapaflo®, Androderm®, Generess® Fe, INFeD®, Crinone® and Trelstar® and a number of non-promoted products. In October 2013, as a result of the Warner Chilcott Acquisition, Actavis began promoting a number of products, including, but not limited to, Actonel®, Asacol® HD, Atelvia®, Delzicol®, Doryx®, Estrace® Cream, Enablex®, Lo Loestrin® Fe and Minastrin® 24 Fe.

Other revenues in the Actavis Speciality Brands segment consist primarily of co-promotion revenue, royalties and the recognition of deferred revenue relating to Actavis’ obligation to manufacture and supply brand products to third parties. Other revenues also include revenue recognised from R&D and licensing agreements.

The increase in net revenues is primarily due to the Warner Chilcott Acquisition, which contributed three months of sales in 2013 compared to no sales in the prior period ($545.4 million). In addition, the increase in net revenues was due to continued product sales growth from Generess® Fe and Rapaflo® and sales of Kadian® acquired as part of the Actavis Group Acquisition ($68.1 million). For further details on brands per category within Actavis’ revised segment reporting structure, refer to Exhibit 99.1 to Actavis’ Current Report on Form 8-K filed with the SEC on 6 May 2014, which is incorporated by reference into this Prospectus.

Cost of Sales

Cost of sales includes production and packaging costs for the products Actavis manufacture, third party acquisition costs for products manufactured by others, profit-sharing or royalty payments for products sold pursuant to licensing agreements, inventory reserve charges and excess capacity utilisation charges, where applicable. Cost of sales does not include amortisation or impairment costs for acquired product rights or other acquired intangibles.

The increase in cost of sales was due to higher product sales as a result of the Warner Chilcott Acquisition ($231.9 million), including the impact of selling through a portion of the fair value step-up of the 1 October 2013 Warner Chilcott inventory ($173.5 million). In addition, the increase was driven by increased product volume primarily from Generess® Fe, Rapaflo® and Kadian® and contingent consideration fair value adjustments associated with previous business combinations. Cost of sales as a percentage of net revenues increased to 33.1% from 24.2% in the prior year period due to product mix and the fair value accounting for acquired inventory in the Warner Chilcott Acquisition.

R&D Expenses

R&D expenses consist mainly of personnel-related costs, contract research costs, clinical and facilities costs associated with the development of Actavis’ products.

The increase in R&D expenses was primarily due to higher costs associated with the Warner Chilcott Acquisition ($33.1 million).

Selling and Marketing Expenses

Selling and marketing expenses consist mainly of personnel-related costs, product promotion costs, distribution costs, professional services costs, insurance and depreciation.

The increase in selling and marketing expenses was primarily due to higher selling and marketing costs associated with the Warner Chilcott Acquisition ($81.2 million), including co-promotion costs to Sanofi ($44.6 million).

Anda Distribution Segment

	Years Ended 31 December		Change
($ in millions)	2013	2012	Dollars	%
Product sales	$1,196.9	$986.4	$210.5	21.3%
Other revenue	—	—	—	0.0%
Net revenues	1,196.9	986.4	210.5	21.3%
Operating expenses:
Cost of sales(1)	1,024.5	846.6	177.9	21.0%
R&D	—	—	—	0.0%
Selling and marketing	112.5	89.8	22.7	25.3%
Contribution	$59.9	$50.0	$9.9	19.8%
Contribution margin	5.0%	5.1%		(0.1)%

(1)	Excludes amortisation and impairment of acquired intangibles including product rights.

Net Revenues

The Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by Actavis, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. Sales are principally generated through an in-house telemarketing staff and through internally developed ordering systems. The Anda Distribution segment operating results exclude sales by Anda of products developed, acquired, or licensed by Actavis Pharma and Actavis Speciality Brands segments.

The increase was primarily due to an increase in U.S. base product sales due to volume increases ($136.6 million) and an increase in third party launches ($73.9 million).

Cost of Sales

Cost of sales includes third party acquisition costs, profit-sharing or royalty payments for products sold pursuant to licensing agreements and inventory reserve charges, where applicable. Cost of sales does not include amortisation or impairment costs for other acquired intangibles.

The increase in cost of sales within the Anda Distribution segment was due to higher product sales. Cost of sales as a percentage of revenue decreased to 85.6% compared to 85.8% in the prior year period primarily due to product and customer mix.

Selling and Marketing Expenses

Selling and marketing expenses consist mainly of personnel costs, facilities costs, insurance and freight costs which support the Anda Distribution segment sales and marketing functions.

The increase in selling and marketing expenses relate to higher freight costs and higher personnel costs.

G&A Expenses

G&A expenses consist mainly of personnel-related costs, facilities costs, insurance, depreciation, litigation and settlement costs and professional services costs which are general in nature and not directly related to specific segment operations.

	Years Ended 31 December		Change
($ in millions)	2013	2012	Dollars	%
G&A expenses	$1,027.5	$625.3	$402.2	64.3%
as % of net revenues	11.8%	10.6%

The increase in G&A expenses was due in part to the increase resulting from the Actavis Group Acquisition of $206.5 million, higher domestic costs including increased personnel, legal fees and other costs, costs incurred by Warner Chilcott for restructuring charges of $124.7 million including stock-based compensation ($45.4 million), costs incurred in order to complete to the Warner Chilcott Acquisition ($45.6 million) and higher stock-based compensation and related employer payroll taxes resulting from the acceleration of directors’ and named executive officers unvested equity-based awards immediately prior to the Warner Chilcott Acquisition ($41.3 million).

Amortisation

	Years Ended 31 December		Change
($ in millions)	2013	2012	Dollars	%
Amortisation	$842.7	$481.1	$361.6	75.2%
as % of net revenues	9.7%	8.1%

Amortisation for the year ended 31 December 2013 increased as compared to the prior year period primarily as a result of amortisation of identifiable assets acquired in the Warner Chilcott ($244.1 million) and the increase due to the Actavis Group ($95.8 million) acquisitions.

Goodwill Impairments

	Years Ended 31 December		Change
($ in millions)	2013	2012	Dollars	%
Goodwill impairments	$647.5	$—	$647.5	100.0%

In the year ended 31 December 2013, Actavis recorded an impairment charge related to the goodwill in the Actavis Pharma—Europe reporting unit ($647.5 million). For further details on the goodwill impairment charge, refer to “NOTE 12—Goodwill, Product Rights and Other Intangible Assets” in the “Notes to Consolidated Financial Statements” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 which is incorporated by reference into this Prospectus.

Loss on Assets Held for Sale and Loss on Asset Sales, Other Impairments and Contingent Considerations, net

	Years Ended 31 December		Change
($ in millions)	2013	2012	Dollars	%
Loss on assets held for sale	$42.7	$—	$42.7	100.0%
Loss on asset sales, other impairments and contingent considerations, net	$212.5	$149.5	$63.0	42.1%

Loss on assets held for sale relates to Actavis’ announced intention in 2013 to sell Actavis Pharma’s infrastructure in France, Italy, Spain, Portugal, Belgium, Germany and the Netherlands, including products, marketing authorisations and dossier licence rights and the Actavis’ announced Foshan Sale.

Loss on asset sales, other impairments and contingent considerations, net for the year ended 31 December 2013 included a charge associated with the issuance of an additional 1.65 million shares of Ordinary Shares in connection with the Actavis Group Acquisition ($150.3 million), an impairment charge related to a facility in Greece ($19.4 million), an impairment of fixed assets in Serbia ($24.2 million), an impairment of a product right intangible asset in connection with the Specifar Acquisition ($13.9 million), the impairment of the Gabapentin asset acquired as part of the Actavis Group Acquisition ($10.8 million), a loss on the termination of the agreement with Moksha8 ($4.0 million), an impairment of IPR&D intangibles in connection with the Arrow Group Acquisition ($4.4 million) and the impairment of the Curosurf assets ($2.5 million), offset, in part, by gains related to the sale of Actavis’ Russian subsidiary ($11.7 million), a manufacturing facility in India ($4.5 million), and other miscellaneous gains. The impairment charges recognised were due to various factors impacting future value to be realised by such assets.

Loss on asset sales and impairments for the year ended 31 December 2012 includes a non-cash impairment charge related to product rights and IPR&D intangible assets acquired in connection with the Specifar Acquisition ($117.8 million, of which $101.0 million related to IPR&D and $16.8 million related to product rights), an impairment charge related to a manufacturing facility located in Greece ($40.3 million), an impairment related to the sale of a German subsidiary ($17.6 million) and an impairment related to API manufacturing assets in India ($1.6 million). Partially offsetting these charges was a fair value adjustment of the contingent obligation due to the Specifar selling shareholders based on esomeprazole gross profits ($27.5 million) and net gains on miscellaneous asset sales ($0.3 million). The impairment relating to the intangible assets acquired in connection with the Specifar Acquisition was recorded during the fourth quarter of 2012 and related to esomeprazole product rights following the Actavis’ decision to discontinue selling the product as a result of products acquired in connection with the Actavis Group Acquisition ($16.8 million). In addition, Actavis recorded during the second quarter of 2012 a charge related to three products in development as a result of various factors occurring during the same period mainly related to delays in expected launch dates, competitive factors resulting in realisation of lower pricing and incremental costs related to manufacturing efforts. These events led to revised estimates of the fair value of each IPR&D asset compared to the carrying values ($101.0 million). The impairment for the Greece facility was due to a change in the intended use of the facility as a result of Actavis’ decision during the third quarter of 2012 to discontinue further construction as a result of the planned acquisition of the Actavis Group.

Interest Income

	Years Ended 31 December		Change
($ in millions)	2013	2012	Dollars	%
Interest income	$4.8	$2.5	$2.3	92.0%

Interest income represents interest earned on cash and cash equivalents held during the respective periods.

Interest Expense

	Year Ended 31 December		Change
($ in millions)	2013	2012	Dollars	%
Interest expense—2009 Senior Notes	$45.7	$49.3	$(3.6)	(7.3)%
Interest expense—2012 Senior Notes	128.3	32.8	95.5	291.2%
Interest expense—WC Notes	18.8	—	18.8	100.0%
Interest expense—Term Loans	38.4	5.9	32.5	550.8%
Interest expense—Revolving Credit Facility	2.7	4.5	(1.8)	(40.0)%
Interest expense—Mandatorily Redeemable
Preferred Stock accretion	—	16.8	(16.8)	(100.0)%
Interest expense—Foreign exchange currency option premium payable accretion	—	0.5	(0.5)	(100.0)%
Interest expense—Other	5.9	1.8	4.1	227.8%
Interest expense	$239.8	$111.6	$128.2	114.9%

Interest expense increased for the year ended 31 December 2013 over the prior year primarily due to the full year effect of interest expense on the 2012 Senior Notes and the Term Loan Credit Agreement issued in connection with the Actavis Group Acquisition, as well as the interest expense on the approximately $3.3 billion of term loan indebtedness assumed, and subsequently refinanced, and the WC Notes relating to the Warner Chilcott Acquisition.

Other Income (expense)

	Years Ended 31 December		Change
($ in millions)	2013	2012	Dollars	%
Gain on sale of products	$4.3	$88.7	$(84.4)	(95.2)%
Gain on sale of investments	—	28.8	(28.8)	(100.0)%
Gain on sale of divested products	—	24.0	(24.0)	(100.0)%
Gain on sale of business	2.3	—	2.3	100.0%
Loss on extinguishment of debt	(18.5)	—	(18.5)	(100.0)%
Loss on foreign exchange derivative	—	(70.4)	70.4	(100.0)%
Bridge loan expenses	—	(37.1)	37.1	(100.0)%
Earnings (losses) on equity method investments	6.0	1.3	4.7	361.5%
Other income	25.7	3.2	22.5	703.1%

Other income (expense)	$19.8	$38.5	$(18.7)	(48.6)%

Gain on Sale of Products

As a result of the sale of select rights to Taro Pharmaceuticals North America, Inc., Actavis recorded a gain of $4.3 million in other income (expense), in the year ended 31 December 2013. As a result of the Rugby Sale, Actavis recorded a gain of $88.7 million in other income (expense), in the year ended 31 December 2012.

Gain on Sale of Investments

As a result of the Moksha8 Sale, Actavis recorded a gain of $28.8 million in other income (expense) in the year ended 31 December 2012.

Gain on Sale of Divested Products

In order to obtain regulatory clearance under Hart-Scott-Rodino, in connection with the Warner Chilcott Acquisition, Actavis were required to divest certain assets. On 1 October 2013, four generic pharmaceutical products were sold to Amneal Pharmaceuticals for consideration of $10.0 million, subject to certain refunds of purchase price provisions, which resulted in a de minimis impact on net income. The divested products consisted of both commercial and development stage products in both oral contraceptive and osteoporosis treatment. Net sales of divested products were $2.5 million, $4.6 million and $0.7 million for the years ended 31 December 2013, 2012 and 2011, respectively.

In order to obtain regulatory clearance under Hart-Scott-Rodino, in connection with the Actavis Group Acquisition, Actavis was required to divest certain assets. On 31 October 2012, a total of 22 generic pharmaceutical products owned by either the Actavis Group or Watson were sold to Par Pharmaceuticals Companies, Inc. and Sandoz, Inc., which resulted in a gain of $24.0 million in the year ended 31 December 2012. The divested products consisted of both commercial and development stage products in a number of therapeutic categories where the two companies owned overlapping products.

Gain on Sale of Business

As a result of the Changzou Sale, Actavis recorded a gain of $2.3 million in other income (expense), in the year ended 31 December 2013.

Loss on Extinguishment of Debt

As a result of the extinguishment of Actavis’ $450.0 million notes, Actavis recorded a loss of $17.1 million in other income (expense), in the year ended 31 December 2013. In addition, Actavis incurred a $1.5 million non-cash write-off of deferred loan costs in connection with the optional prepayment of term loan indebtedness.

Loss on Foreign Exchange Derivative

Included in the year ended 31 December 2012 is approximately $70.4 million of realised losses for the derivative instruments entered into to mitigate the exposure resulting from movements of the U.S. dollar against the Euro in connection with the Actavis Group Acquisition.

Bridge Loan Expenses

Included in the year ended 31 December 2012 is approximately $37.1 million for the expenses of the bridge loan entered into to fund the Actavis Group Acquisition.

Other Income

Other income for the year ended 31 December 2013 includes a gain from the release of funds held in an escrow account established in connection with the Arrow Acquisition ($15.0 million), a gain on foreign currency derivative transactions ($14.1 million) and a gain on the sale of securities ($1.1 million), offset in part by the release of an indemnification receivable established in connection with an acquisition ($8.8 million).

Included in other income for the year ended 31 December 2012 is a $3.0 million contract termination settlement received by an equity method investee and a $0.8 million gain related to the revaluation of securities issued by an equity method investee.

Provision for Income Taxes

	Years Ended 31 December		Change
($ in millions)	2013	2012	Dollars	%
Provision for income taxes	$112.7	$146.8	$(34.1)	(23.2)
Effective tax rate	(17.7)%	59.9%

The effective tax rate for the year ended 31 December 2013 was impacted by certain non-deductible pre-tax expenses including a goodwill impairment charge of $647.5 million, a charge for consideration due to the former Actavis Group stakeholders of $150.3 million and non-deductible executive compensation. In addition, the pre-tax expense for the amortisation of Warner Chilcott’s inventory and intangible step-up resulted in a rate detriment of $152.8 million. These items were partially offset by non-taxable pre-tax income of $15.0 million related to the Arrow Acquisition and $50.2 million primarily related to the carryback of current year capital losses against prior year capital gains. The effective tax rate for the year ended 31 December 2012 was impacted by the non-deductibility of a loss from foreign exchange derivatives partially offset by the reversal of deferred tax liabilities relating to the Ascent Acquisition. The effective tax rate was also impacted by losses in certain non-US jurisdictions for which no tax benefit is provided and the amortisation of intangible assets being tax benefited at a lower rate than the U.S. federal tax rate.

Year Ended 31 December 2012 compared to 2011

Results of operations, including segment net revenues, segment operating expenses and segment contribution information for the Actavis Pharma, Actavis Speciality Brands and Anda Distribution segments, consisted of the following (in millions):

	Years Ended 31 December
	2012				2011
	Actavis Pharma	Actavis Speciality Brands	Anda Distribution	Total	Actavis Pharma	Actavis Speciality Brands	Anda Distribution	Total
Product sales	$4,385.2	$411.6	$986.4	$5,783.2	$3,320.2	$364.9	$776.2	$4,461.3
Other revenue	60.9	70.8	—	131.7	47.0	76.1	—	123.1
Net revenues	4,446.1	482.4	986.4	5,914.9	3,367.2	441.0	776.2	4,584.4
Operating expenses:
Cost of sales(1)	2,430.9	116.8	846.6	3,394.3	1,818.8	95.0	652.7	2,566.5
R&D	256.3	146.2	—	402.5	241.8	64.8	—	306.6
Selling and marketing	281.2	175.5	89.8	546.5	156.0	168.6	77.2	401.8
Contribution	$1,477.7	$43.9	$50.0	$1,571.6	$1,150.6	$112.6	$46.3	$1,309.5
Contribution margin	33.2%	9.1%	5.1%	26.6%	34.2%	25.5%	6.0%	28.6%
G&A				625.3				353.1
Amortisation				481.1				354.3
Loss on asset sales and impairments, net				149.5				78.7
Operating income				$315.7				$523.4
Operating margin				5.3%				11.4%

(1)	Excludes amortisation and impairment of acquired intangibles including product rights.

Actavis Pharma Segment

	Years Ended 31 December		Change
($ in millions)	2012	2011	Dollars	%
Product sales	$4,385.2	$3,320.2	$1,065.0	32.1%
Other revenue	60.9	47.0	13.9	29.6%
Net revenues	4,446.1	3,367.2	1,078.9	32.0%
Operating expenses:
Cost of sales(1)	2,430.9	1,818.8	612.1	33.7%
R&D	256.3	241.8	14.5	6.0%
Selling and marketing	281.2	156.0	125.2	80.3%
Contribution	$1,477.7	$1,150.6	$327.1	28.4%
Contribution margin	33.2%	34.2%		(1.0)%

(1)	Excludes amortisation and impairment of acquired intangibles including product rights.

Net Revenues

Actavis completed three acquisitions within the relevant periods that contributed to the year-over-year net revenue increase. During 2012, Actavis Group contributed two months of sales compared to no sales in the prior period ($428.3 million), Specifar contributed twelve months of sales in 2012 compared to seven months in 2011 and Ascent contributed twelve months of sales in 2012 compared to no sales in 2011 ($637.9 million on a combined basis for all three acquisitions). In addition to the acquisitions, the increase in net revenues were due to increased unit sales of authorised generic versions of Concerta® (methylphenidate ER) and Lipitor® (atorvastatin) ($280.2 million), which Actavis launched in May 2011 and November 2011, respectively and increased U.S. unit sales related to new products including enoxaparin, progesterone capsules, levalbuterol, vancomycin hydrochloride, metformin hydrochloride extended-release, morphine sulphate extended-release and trospium choride ($247.2 million). These increases were partially offset by price and unit sales declines due to competition including metoprolol, potassium XR and fentanyl transdermal system ($116.2 million).

Cost of Sales

The increase in cost of sales was primarily due to product costs on atorvastatin, enoxaparin, metformin hydrochloride extended-release, progesterone capsules ($182.5 million) and increased unit sales as a result of the Actavis Group, Ascent and Specifar acquisitions in October 2012, January 2012 and May 2011, respectively ($406.6 million). Cost of sales as a percentage of net revenues increased to 54.7% from 54.0% in the prior year period.

R&D Expenses

The increase in R&D expenses was primarily due to higher costs associated with the Actavis Group Acquisition ($41.8 million), offset, in part, by decreases in domestic spending.

Selling and Marketing Expenses

The increase in selling and marketing expenses within the Actavis Pharma segment was primarily due to higher selling and marketing expenses incurred resulting from the Actavis Group, Ascent and Specifar acquisitions ($112.6 million).

Actavis Speciality Brands Segment

	Years Ended 31 December		Change
($ in millions)	2012	2011	Dollars	%
Product sales	$411.6	$364.9	$46.7	12.8%
Other revenue	70.8	76.1	(5.3)	(7.0)%
Net revenues	482.4	441.0	41.4	9.4%
Operating expenses:
Cost of sales(1)	116.8	95.0	21.8	22.9%
R&D	146.2	64.8	81.4	125.6%
Selling and marketing	175.5	168.6	6.9	4.1%
Contribution	$43.9	$112.6	$(68.7)	(61.0)%
Contribution margin	9.1%	25.5%		(16.4)%

(1)	Excludes amortisation and impairment of acquired intangibles including product rights.

Net Revenues

The increase in net revenues was due to higher product sales ($46.7 million) mainly resulting from new products including Generess® Fe, sodium ferric gluconate and Kadian®, which was acquired as part of the Actavis Group Acquisition and key promoted products including Rapaflo®, Crinone® and INFeD®. This increase was partially offset by lower sales of certain non-promoted products.

Cost of Sales

The increase in cost of sales was due to higher product sales. Cost of sales as a percentage of net revenues increased to 24.2% from 21.5% in the prior year period due to product mix.

R&D Expenses

The increase in R&D expenses was primarily due to an increase in biosimilar product development costs including rFSH and products being developed under the collaboration agreement with Amgen ($59.6 million), higher contractual in-licensing costs ($13.5 million) and prior year fair value adjustment of certain contingent obligations relating to the acquisition of the progesterone business from Columbia Labs ($7.7 million), which lowered R&D expense in the prior year.

Selling and Marketing Expenses

The increase in selling and marketing expenses compared to the prior year period was due to higher U.S. field force and support costs ($7.3 million), primarily related to increased headcount and higher commercial spending in Canada ($11.2 million), offset, in part, by lower U.S. product promotional spending ($11.9 million).

Anda Distribution Segment

	Years Ended 31 December		Change
($ in millions)	2012	2011	Dollars	%
Product sales	$986.4	$776.2	$210.2	27.1%
Other revenue	—	—	—	0.0%
Net revenues	986.4	776.2	210.2	27.1%
Operating expenses:
Cost of sales(1)	846.6	652.7	193.9	29.7%
R&D	—	—	—	0.0%
Selling and marketing	89.8	77.2	12.6	16.3%
Contribution	$50.0	$46.3	$3.7	8.0%
Contribution margin	5.1%	6.0%		(0.9)%

(1)	Excludes amortisation and impairment of acquired intangibles including product rights.

Net Revenues

The increase in net revenues compared to the prior year period was primarily due to an increase in third party new product launches ($180.4 million) and an increase in U.S. base product sales, which includes volume increases in both generic and branded pharmaceutical product sales, offset, in part, by price declines ($29.7 million).

Cost of Sales

The increase in cost of sales compared to the prior year period was due to higher product sales. Cost of sales as a percentage of revenue increased to 85.8% compared to 84.1% in the prior year period primarily due to an increase of sales to chain customers at lower than average margins.

Selling and Marketing Expenses

The increase in selling and marketing expenses compared to the prior year period was primarily due to higher freight costs ($6.6 million), higher expenses associated with relocating Actavis’ Groveport, Ohio distribution operations to the Olive Branch, Mississippi facility ($3.1 million) and higher sales related expenses ($2.4 million).

G&A Expenses

	Years Ended 31 December		Change
($ in millions)	2012	2011	Dollars	%
G&A expenses	$625.3	$353.1	$272.2	77.1%
as % of net revenues	10.6%	7.7%

The increase in G&A expenses was primarily due to higher acquisition, integration and restructuring costs ($103.1 million), higher costs ($61.1 million) resulting from the Actavis Group, Ascent and Specifar acquisitions in October 2012, January 2012 and May 2011, respectively, higher litigation charges ($82.7 million), higher legal costs ($16.3 million) and higher stock-based compensation expenses ($7.7 million).

Amortisation

	Years Ended 31 December		Change
($ in millions)	2012	2011	Dollars	%
Amortisation	$481.1	$354.3	$126.8	35.8%
as % of net revenues	8.1%	7.7%

Amortisation expense for the year ended 31 December 2012 increased as a result of the amortisation of atorvastatin and levalbuterol product rights associated with the launch of these products in late 2011 and 2012 ($40.8 million) and amortisation of product rights and other intangible assets acquired in the Actavis Group, Specifar and Ascent acquisitions ($85.1 million), offset, in part, by product rights and other intangible assets which were fully amortised subsequent to the prior year period.

Loss on Asset Sales and Impairments, net

	Years Ended 31 December		Change
($ in millions)	2012	2011	Dollars	%
Loss on asset sales and impairments, net	$149.5	$78.7	$70.8	90.0%

Loss on asset sales and impairments for the year ended 31 December 2012 includes a non-cash impairment charge related to product rights and IPR&D intangible assets acquired in connection with the Specifar Acquisition ($117.8 million, of which $101.0 million related to IPR&D and $16.8 million related to product rights), an impairment charge related to a manufacturing facility located in Greece ($40.3 million), an impairment related to the sale of a German subsidiary ($17.6 million) and an impairment related to API manufacturing assets in India ($1.6 million). Partially offsetting these charges was a fair value adjustment of the contingent obligation due to the Specifar selling shareholders based on esomeprazole gross profits ($27.5 million) and net gains on miscellaneous asset sales ($0.3 million). The impairment relating to the intangible assets acquired in connection with the Specifar Acquisition was recorded during the fourth quarter of 2012 and related to esomeprazole product rights following Actavis’ decision to discontinue selling the product as a result of products acquired in connection with the Actavis Group Acquisition ($16.8 million). In addition, Actavis recorded during the second quarter of 2012 a charge related to three products in development as a result of various factors occurring during the same period mainly related to delays in expected launch dates, competitive factors resulting in realisation of lower pricing and incremental costs related to manufacturing efforts. These events led to revised estimates of the fair value of each IPR&D asset compared to the carrying values ($101.0 million). The impairment for the Greece facility was due to a change in the intended use of the facility as a result of Actavis’ decision during the third quarter of 2012 to discontinue further construction as a result of the planned acquisition of the Actavis Group.

Loss on assets sales and impairments for the year ended 31 December 2011 included an impairment charge of IPR&D intangibles assets relating to progesterone gel business acquired from Columbia ($75.8 million), impairment charges of IPR&D intangible assets acquired as part of the 2 December 2009 acquisition of the Arrow Group ($27.0 million), impairment charges related to the sale of Actavis’ Australia R&D facility and two buildings at Actavis’ Copiague, New York manufacturing facility ($14.4 million), an other-than-temporary impairment charges related to equity-method investments ($9.4 million) and a loss on the sale of an equity method investment ($2.4 million). These amounts were offset by fair value adjustments of certain contingent obligations relating to the acquisition of Actavis’ progesterone gel business from Columbia Labs ($49.0 million) and net gains on the sale of certain assets ($1.3 million).

Interest Income

	Years Ended 31 December		Change
($ in millions)	2012	2011	Dollars	%
Interest income	$2.5	$2.1	$0.4	19.0%

Interest Expense

	Year Ended 31 December		Change
($ in millions)	2012	2011	Dollars	%
Interest expense—2009 Senior Notes	$49.3	$49.2	$0.1	0.2%
Interest expense—2012 Senior Notes	32.8	—	32.8	100.0%
Interest expense—Term Loans	5.9	—	5.9	100.0%
Interest expense—Revolving Credit Facility	4.5	0.8	3.7	462.5%
Interest expense—2006 Credit Facility	—	1.1	(1.1)	(100.0)%
Interest expense—Mandatorily Redeemable
Preferred Stock accretion	16.8	16.7	0.1	0.6%
Interest expense—Foreign exchange currency option premium payable accretion	0.5	—	0.5	100.0%
Interest expense—Other	1.8	1.2	0.6	50.0%
Interest expense	$111.6	$69.0	$42.6	61.7%

Interest expense increased for the year ended 31 December 2012 over the prior year primarily due to interest expense on the 2012 Senior Notes and the Term Loan Credit Agreement issued in connection with the Actavis Group Acquisition.

Other Income (expense)

	Years Ended 31 December		Change
($ in millions)	2012	2011	Dollars	%
Gain on sale of products	$88.7	$—	$88.7	100.0%
Gain on sale of investments	28.8	0.8	28.0	NM
Gain on sale of divested products	24.0	—	24.0	100.0%
Loss on foreign exchange derivative	(70.4)	—	(70.4)	(100.0)%
Bridge loan expenses	(37.1)	—	(37.1)	(100.0)%
Earnings (losses) on equity method investments	1.3	(4.5)	5.8	NM
Other income	3.2	3.2	—	0%

Other income (expense)	$38.5	$(0.5)	$39.0	NM

Gain on Sale of Products

As a result of the Rugby Sale, Actavis recorded a gain of $88.7 million in other income (expense), in the year ended 31 December 2012.

Gain on Sale of Investments

As a result of the Moksha8 Sale, Actavis recorded a gain of $28.8 million in other income (expense) in the year ended 31 December 2012.

Gain on Sale of Divested Products

In order to obtain regulatory clearance under Hart-Scott-Rodino, in connection with the Actavis Group Acquisition, Actavis were required to divest certain assets. On 31 October 2012, a total of 22 generic pharmaceutical products owned by either the Actavis Group or Watson were sold to Par Pharmaceuticals Companies, Inc. and Sandoz, Inc., which resulted in a gain of $24.0 million in the year ended 31 December 2012. The divested products consisted of both commercial and development stage products in a number of therapeutic categories where the two companies owned overlapping products.

Loss on Foreign Exchange Derivative

Included in the year ended 31 December 2012 is approximately $70.4 million of realised losses for the derivative instruments entered into to mitigate the exposure resulting from movements of the U.S. dollar against the Euro in connection with the Actavis Group Acquisition.

Bridge Loan Expenses

Included in the year ended 31 December 2012 is approximately $37.1 million for the expenses of the bridge loan entered into to fund the Actavis Group Acquisition.

Other Income (loss)

Included in other income (loss) for the year ended 31 December 2012 is a $3.0 million contract termination settlement received by an equity method investee and a $0.8 million gain related to the revaluation of securities issued by an equity method investee.

Provision for Income Taxes

($ in millions)	Years Ended 31 December		Change
	2012	2011	Dollars	%
Provision for income taxes	$146.8	$196.9	$(50.1)	(25.4)%
Effective tax rate	59.9%	43.2%

The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate primarily due to the inability to tax benefit losses incurred in certain foreign jurisdictions and the amortisation and impairment of foreign intangibles being tax benefited at rates that are lower than the U.S. federal income tax rate.

The higher effective tax rate for the year ended 31 December 2012, as compared to the prior year period, is primarily a result of additional amortisation relating to certain of Actavis’ foreign intangibles which are tax benefited at rates lower than the U.S. federal rate. In addition, the effective tax rate for the year ended 31 December 2012 included certain non-recurring items such as an impairment charge being tax benefited at a lower tax rate than the U.S. federal rate and a non-deductible loss from a foreign exchange derivative for which no tax benefit was provided. These increases to the effective tax rate were partially offset by the reversal of a deferred tax liability related to the Ascent Acquisition.

Further information on Actavis’ Operating and Financial Review for 2013, 2012 and 2011

For further information on Actavis’ operating and financial review for the years ended 31 December 2013, 31 December 2012 and 31 December 2011, refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Actavis’ Annual Reports on Form 10-K for the fiscal years ended 31 December 2013, 31 December 2012 and 31 December 2011 that Actavis previously filed with the SEC and that are incorporated by reference into this Prospectus.

Operating and Financial Review for the quarter ended 31 March 2014

2014 Significant Business Developments

During 2014, Actavis announced the following transactions that impacted Actavis’ results of operations and will continue to have an impact on Actavis’ future operations.

Forest Acquisition

On 17 February 2014, Actavis entered into the Forest Merger Agreement.

As a result of the transaction, Actavis incurred costs of $14.2 million in the three months ended 31 March 2014 and anticipates incurring additional acquisition related costs throughout the remainder of the year ending 31 December 2014.

Silom Medical Company

On 1 April 2014, Actavis announced the acquisition of the Silom Medical Company (“Silom Medical”), a privately held generic pharmaceutical company focused on developing and marketing therapies in Thailand, for consideration of approximately $100.0 million in cash. The acquisition of Silom Medical immediately elevates Actavis into a top-five position in the Thai generic pharmaceutical market, with leading positions in the ophthalmic and respiratory therapeutic categories and a strong cardiovascular franchise.

Metronidazole 1.3% Vaginal Gel

On 1 May 2013, Actavis entered into an agreement to acquire the worldwide rights to Valeant’s metronidazole 1.3% vaginal gel antibiotic development product, a topical antibiotic for the treatment of bacterial vaginosis, which is being accounted for as a business combination. Under the terms of the agreement, Actavis acquired the product upon FDA approval on 25 March 2014 for acquisition accounting consideration of approximately $62.3 million, which includes the fair value contingent consideration of $50.3 million and upfront and milestone payments of $12.0 million, of which $9.0 million was incurred in the quarter ended 31 March 2014. As a result of this transaction, Actavis recognised intangible assets and goodwill of $61.8 million and $0.5 million, respectively in the quarter ended 31 March 2014.

Property, Plant and Equipment Assets Held for Sale

During the quarter ended 31 March 2014, Actavis held for sale assets in its Lincolnton manufacturing facility. As a result, Actavis recognised an impairment charge of $5.7 million in the quarter ended 31 March 2014.

Columbia Labs

During the quarter ended 31 March 2014, Actavis sold its minority interest in Columbia Labs Inc. for $8.5 million. As a result, Actavis recognised a gain on the sale of the investment of $4.3 million in the quarter ended 31 March 2014.

Operating results

Segments

In the first quarter of 2014, the board of directors realigned Actavis’ global strategic business structure. Prior to the realignment, Actavis operated and managed its business as three distinct operating segments: Actavis Pharma, Actavis Specialty Brands and Anda Distribution.

Under the new organisational structure, generics, specialty brands and third-party commercial operations have been consolidated into a single new division. As a result of the realignment, Actavis organised its business into two operating segments: Actavis Pharma and Anda Distribution. The Actavis Pharma segment includes patent-protected products and certain trademarked off-patent products that Actavis sells and markets as brand pharmaceutical products and off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by Actavis, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. The Anda Distribution segment operating results exclude sales of products developed, acquired, or licensed by the Actavis Pharma segment.

Actavis evaluates segment performance based on segment contribution. Segment contribution for Actavis Pharma and Anda Distribution represents segment net revenues less cost of sales (excluding amortisation and impairment of acquired intangibles including product rights), selling and marketing expenses and general and administrative expenses. Actavis does not report total assets, capital expenditures, R&D, amortisation loss on asset sales, impairments and contingent consideration adjustment, net by segment as not all such information has been accounted for at the segment level, nor has such information been used by all segments. R&D related to the Actavis Pharma segment was $171.5 million in the first quarter of 2014. Within R&D, $113.9 million was generic development, $33.2 million was invested in brand development and $24.4 million was invested in biosimilar development during the quarter.

Quarter Ended 31 March 2014 Compared to Quarter Ended 31 March 2013

Results of operations, including segment net revenues, segment operating expenses and segment contribution information for the Actavis Pharma and Anda Distribution segments consisted of the following (in millions):

	Quarter Ended 31 March 2014			Quarter Ended 31 March 2013
	Actavis Pharma	Anda Distribution	Total	Actavis Pharma	Anda Distribution	Total
Product sales	$2,206.7	$390.2	$2,596.9	$1,640.3	$231.0	$1,871.3
Other revenue	58.2	—	58.2	24.2	—	24.2
Net revenues	2,264.9	390.2	2,655.1	1,664.5	231.0	1,895.5
Operating expenses:
Cost of sales(1)	961.8	331.2	1,293.0	892.1	194.5	1,086.6
Selling and marketing	256.1	27.0	283.1	207.3	19.9	227.2
General and administrative	268.0	7.8	275.8	178.3	7.5	185.8
Contribution	$779.0	$24.2	$803.2	$386.8	$9.1	$395.9
Contribution margin	34.4%	6.2%	30.3%	23.2%	3.9%	20.9%
Research and development			171.5			132.1
Amortisation			424.2			158.4
Loss on asset sales, impairments and contingent consideration adjustment, net			(0.4)			148.0
Operating income / (loss)			$207.9			$(42.6)
Operating margin			7.8%			(2.2)%

(1)	Excludes amortisation and impairment of acquired intangibles including product rights.

Actavis Pharma Segment

	Quarter Ended 31 March		Change
($ in millions)	2014	2013	Dollars	%
Product sales	$2,206.7	$1,640.3	$566.4	34.5%
Other revenue	58.2	24.2	34.0	140.5%
Net revenues	2,264.9	1,664.5	600.4	36.1%
Operating expenses:
Cost of sales(1)	961.8	892.1	69.7	7.8%
Selling and marketing	256.1	207.3	48.8	23.5%
General and administrative	268.0	178.3	89.7	50.3%
Contribution	$779.0	$386.8	$392.2	101.4%
Contribution margin	34.4%	23.2%		11.2%

(1)	Excludes amortisation and impairment of acquired intangibles including product rights.

Net Revenues

The following table presents net revenues for the reporting units in the Actavis Pharma segment for the quarters ended 31 March 2014 and 2013 (in millions):

	31 March	31 March	Change
	2014	2013	Dollars	%
North American Brands:
Women’s Health	$212.6	$20.0	$192.6	n.m.
Urology / Gastroenterology	225.2	56.7	168.5	n.m.
Dermatology / Established Brands	156.2	52.9	103.3	n.m.
Total North American Brands	594.0	129.6	464.4	358.3%

North American Generics	1,024.2	956.7	67.5	7.1%
International	646.7	578.2	68.5	11.8%
Net Revenues	$2,264.9	$1,664.5	$600.4	36.1%

North American Brand revenues are monitored based on the current mix of promoted products within Women’s Health, Urology / Gastroenterology and Dermatology / Established Brands. Movement of products between categories may occur from time to time based on changes in promotional activities.

Net revenues in the Actavis Pharma segment include product sales and other revenue derived from generic, branded generic, branded and OTC products. The Actavis Pharma segment product line includes a variety of products and dosage forms. Indications for this line include, but are not limited to, pregnancy prevention, ulcerative colitis, acne, pain management, depression, hypertension, attention-deficit/hyperactivity disorder and smoking cessation. Dosage forms include oral solids, semi-solids, liquids, gels, transdermals, injectables, inhalation and oral transmucosals. Included within the Actavis Pharma segment are Actavis’ key promoted North American Brand promoted products such as Rapaflo®, Androderm®, Generess® Fe, Crinone® and Trelstar®. In October 2013, as a result of the Warner Chilcott Acquisition, Actavis began promoting a number of products, including, but not limited to, Asacol® HD, Atelvia®, Delzicol®, Doryx®, Estrace® Cream, Enablex®, Lo Loestrin® Fe and Minastrin® 24 Fe. The increase in net revenues in North American Brands due to the Warner Chilcott Acquisition was $433.8 million in the quarter ended 31 March 2014.

Other revenues consist primarily of royalties, milestone receipts, commission income and revenue from licensing arrangements, co-promotion revenue and the recognition of deferred revenue relating to Actavis’ obligation to manufacture and supply brand products to third parties. Other revenues also include revenue recognised from R&D and licensing agreements.

The increase in net revenues is primarily due to the Warner Chilcott Acquisition, which contributed three months of sales in 2014 compared to no sales in the prior period ($481.3 million worldwide).

Cost of Sales

Cost of sales includes production and packaging costs for the products Actavis manufacture, third party acquisition costs for products manufactured by others, profit-sharing or royalty payments for products sold pursuant to licensing agreements, inventory reserve charges and excess capacity utilisation charges, where applicable. Cost of sales does not include amortisation or impairment costs for acquired product rights or other acquired intangibles.

The increase in cost of sales was due to higher product sales as a result of the Warner Chilcott Acquisition ($172.0 million), including the impact of selling through a portion of the fair value step-up of the 1 October 2013 Warner Chilcott inventory acquired ($124.6 million). Included in the quarter ended 31 March 2013 was $93.5 million relating to the impact of selling through a portion of the fair value step-up related to the Actavis Group Acquisition.

Selling and Marketing Expenses

Selling and marketing expenses consist mainly of personnel-related costs, product promotion costs, distribution costs, professional services costs, insurance, depreciation and travel costs.

The increase in selling and marketing expenses was primarily due to higher selling and marketing costs associated with the Warner Chilcott Acquisition ($55.9 million), offset, in part, by restructuring activities related to the Actavis Group during the year ended 31 December 2013.

General and Administrative Expenses

General and administrative expenses consist mainly of personnel-related costs, facilities costs, transaction costs, insurance, depreciation, litigation and settlement costs and professional services costs which are general in nature.

The increase in general and administrative expenses was due in part to increased operating costs including additional personnel costs due to the expansion of Actavis’ size, costs incurred by Warner Chilcott for both ongoing operating expenses of $46.8 million and integration and restructuring charges of $12.4 million, including $5.0 million of stock-based compensation. In the quarter ended 31 March 2014, Actavis also incurred costs in connection with the proposed acquisition of Forest of $14.2 million.

Anda Distribution Segment

	Quarter Ended 31 March		Change
($ in millions)	2014	2013	Dollars	%
Product sales	$390.2	$231.0	$159.2	69.0%
Other revenue	—	—	—	0.0%
Net revenues	390.2	231.0	159.2	69.0%
Operating expenses:
Cost of sales(1)	331.2	194.5	136.7	70.3%
Selling and marketing	27.0	19.9	7.1	35.7%
General and administrative	7.8	7.5	0.3	0.4%
Contribution	$24.2	$9.1	$15.1	165.9%
Contribution margin	6.2%	3.9%		2.3%

(1)	Excludes amortisation and impairment of acquired intangibles including product rights.

Net Revenues

Actavis’ Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by Actavis, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. Sales are principally generated through an in-house telemarketing staff and through internally developed ordering systems. The Anda Distribution segment operating results exclude sales by Anda of products developed, acquired, or licensed by the Actavis Pharma segment.

The increase was primarily due to an increase in U.S. base product sales due to volume increases ($112.7 million) and an increase in period-over-period third party launches ($46.5 million).

Cost of Sales

Cost of sales includes third party acquisition costs, profit-sharing or royalty payments for products sold pursuant to licensing agreements and inventory reserve charges, where applicable. Cost of sales does not include amortisation or impairment costs for other acquired intangibles.

The increase in cost of sales within Actavis’ Anda Distribution segment was due to higher product sales. Cost of sales as a percentage of revenue increased to 84.9% compared to 84.2% in the prior year period primarily due to product and customer mix.

Selling and Marketing Expenses

Selling and marketing expenses consist mainly of personnel costs, facilities costs, insurance and freight costs which support the Anda Distribution segment sales and marketing functions.

The increase in selling and marketing expenses relate to higher freight costs and higher personnel costs.

General and Administrative Expenses

General and administrative expenses consist mainly of personnel-related costs, facilities costs, insurance, depreciation and professional services costs.

Research and Development Expenses

	Quarter Ended 31 March		Change
($ in millions)	2014	2013	Dollars	%
Research and development	$171.5	$132.1	$39.4	29.8%
as % of net revenues	6.5%	7.0%

R&D expenses consist predominantly of personnel-related costs, API costs, contract research, biostudy and facilities costs associated with product development. The increase in R&D expenses was primarily due to higher costs associated with the Warner Chilcott Acquisition ($19.9 million).

Amortisation

	Quarter Ended 31 March		Change
($ in millions)	2014	2013	Dollars	%
Amortisation	$424.2	$158.4	$265.8	167.8%
as % of net revenues	16.0%	8.4%

Amortisation for the quarter ended 31 March 2014 increased as compared to the prior year period primarily as a result of amortisation of identifiable assets acquired in the Warner Chilcott Acquisition ($284.5 million).

Loss on asset sales, impairments and contingent consideration adjustment, net

	Quarter Ended 31 March		Change
($ in millions)	2014	2013	Dollars	%
Loss on asset sales, impairments and contingent consideration adjustment, net	$(0.4)	$148.0	$(148.4)	(100.3)%

Loss on asset sales, impairments and contingent consideration adjustment, net for the quarter ended 31 March 2014 primarily included the reversal of impairment losses due to movements in working capital related to Actavis’ Western European assets held for sale of $3.4 million and the gain on the sale of Columbia Laboratories, Inc. of $4.3 million, offset, in part, by the impairment on Actavis’ Lincolnton assets held for sale of $5.7 million as well as the impairment of select intangible assets of $1.5 million. Loss on asset sales, impairments and contingent consideration adjustment, net for the three months ended 31 March 2013 includes a non-cash fair value adjustment for contingent consideration as a result of the decision to award the remaining 1.65 million contingent shares in connection with the Actavis Group Acquisition ($150.3 million), offset, in part, by net gains on miscellaneous asset sales.

Interest Income

	Quarter Ended 31 March		Change
($ in millions)	2014	2013	Dollars	%
Interest income	$1.0	$0.8	$0.2	25.0%

Interest income represents interest earned on cash and cash equivalents held during the respective periods.

Interest Expense

	Quarter Ended 31 March		Change
($ in millions)	2014	2013	Dollars	%
Interest expense—2009 Senior Notes	$6.3	$12.3	$(6.0)	(48.8)%
Interest expense—2012 Senior Notes	32.5	31.8	0.7	2.2%
Interest expense—WC Notes	18.8	—	18.8	n.m.
Interest expense—Term Loans	13.7	8.2	5.5	67.1%
Interest expense—Revolving Credit Facility	0.7	0.6	0.1	16.7%
Interest expense—Other	0.8	1.2	(0.4)	(33.3)%

Interest expense	$72.8	$54.1	$18.7	34.6%

Interest expense increased for the quarter ended 31 March 2014 over the prior year primarily due to the indebtedness under the WC Notes (defined below) and the WC Term Loan Agreement incurred in connection with the Warner Chilcott Acquisition.

Other Income (expense), net

	Quarter Ended 31 March		Change
($ in millions)	2014	2013	Dollars	%
Gain on sale of investments	$4.3	$—	4.3	n.m.
Bridge loan commitment fee	(9.4)	—	(9.4)	n.m.
Earnings on equity method investments	1.1	0.9	0.2	22.2%
Other income	9.0	19.7	(10.7)	(54.3)%

Other income (expense), net	$5.0	$20.6	$(15.6)	(75.7)%

Gain on Sale of Investment

During the quarter ended 31 March 2014, Actavis sold its minority interest in Columbia Labs Inc. for $8.5 million. As a result, Actavis recognised a gain on the sale of $4.3 million.

Bridge Loan Commitment Fee

In connection with the Forest Merger Agreement, Actavis secured a bridge loan commitment of up to $7.0 billion and incurred associated commitment costs of $20.3 million. During the quarter ended 31 March 2014, Actavis recorded an expense of $9.4 million, of which $7.5 million related to the termination of $2.0 billion of the bridge loan commitments.

Other Income

In the quarter ended 31 March 2014, Actavis recorded income of $5.0 million, in connection with the agreement entered into on 24 January 2014 with Nitrogen DS Limited, one of the sellers associated with the Actavis Group Acquisition, in which Actavis received payment from Nitrogen DS Limited in exchange for their right to transfer, sell, or assign or otherwise dispose of 50% of the locked up Actavis shares owned.

During the quarter ended 31 March 2013, in connection with the Arrow Group acquisition in December 2009, an amount had been maintained in escrow pending the settlement of certain post-closing matters. In January 2013, Actavis received $15.0 million from the escrow account.

Provision for Income Taxes

	Quarter Ended 31 March		Change
($ in millions)	2014	2013	Dollars	%
Provision for income taxes	$44.4	$28.2	$16.2	57.4%
Effective tax rate	31.5%	(37.5)%

Actavis’ effective tax rate for the quarter ended 31 March 2014 was 31.5% compared to (37.5)% for the quarter ended 31 March 2013. The effective tax rate for the quarter ended 31 March 2014 was impacted by income earned in jurisdictions with tax rates lower than the U.S. federal tax rate, offset by losses in certain non-U.S. jurisdictions for which no tax benefit is provided and the amortisation of intangibles and inventory being tax benefited at a lower rate than the U.S. federal tax rate. Additionally, the tax provision included a benefit of $9.7 million related to certain changes to Actavis’ uncertain tax positions. The effective tax rate for the quarter ended 31 March 2013 was impacted by certain non-deductible pre-tax expenses including a charge for consideration due to the former Actavis Group stakeholders of $150.3 million. This was partially offset by non-taxable pre-tax income of $15.0 million related to the Arrow Acquisition.

Liquidity and Capital Resources

Working Capital Position

Working capital at 31 March 2014 and 31 December 2013 is summarised as follows:

($ in millions):	31 March 2014	31 December 2013	Increase (Decrease)
Current Assets:
Cash and cash equivalents	$337.7	$329.0	$8.7
Marketable securities	2.5	2.5	—
Accounts receivable, net	1,508.7	1,404.9	103.8
Inventories, net	1,726.3	1,786.3	(60.0)
Prepaid expenses and other current assets	393.4	409.2	(15.8)
Current assets held for sale	294.9	271.0	23.9
Deferred tax assets	277.2	231.8	45.4

Total current assets	4,540.7	4,434.7	106.0

Current liabilities:
Accounts payable and accrued expenses	$2,323.8	$2,343.2	$(19.4)
Income taxes payable	138.9	96.6	42.3
Current portion of long-term debt and capital leases	268.3	534.6	(266.3)
Deferred revenue	35.8	38.8	(3.0)
Current liabilities held for sale	204.7	246.6	(41.9)
Deferred tax liabilities	30.6	35.1	(4.5)

Total current liabilities	3,002.1	3,294.9	(292.8)

Working Capital	$1,538.6	$1,139.8	$398.8

Working Capital excluding assets held for sale, net	$1,448.4	$1,115.4	$333.0
Adjusted Current Ratio	1.52	1.37

Working capital excluding assets held for sale, net, increased $333.0 million to $1,448.4 million at 31 March 2014 compared to $1,115.4 million at 31 December 2013. This increase is due to net income, adjusted for non-cash activity during the quarter ended 31 March 2014 of $562.0 million, offset, in part, by the paydown of the outstanding balance under the revolving credit facility of $265.0 million.

Cash Flows from Operations

Summarised cash flow from operations is as follows:

	Quarter Ended 31 March
($ in millions)	2014	2013
Net cash provided by operating activities	$439.6	$218.6

Cash flows from operations represent net income adjusted for certain non-cash items and changes in assets and liabilities. Cash provided by operating activities increased $221.0 million in the quarter ended 31 March 2014 versus the prior year period, due primarily to an increase in net income, adjusted for non-cash activity of $326.2 million ($562.0 million and $235.8 million of adjusted cash net income in the quarters ended 31 March 2014 and 2013, respectively), offset, in part, by an increase in working capital.

Management expects that available cash balances and the remaining 2014 cash flows from operating activities will provide sufficient resources to fund Actavis’ operating liquidity needs and expected 2014 capital expenditure funding requirements.

Investing Cash Flows

Actavis’ cash flows from investing activities are summarised as follows:

	Quarter Ended 31 March
($ in millions)	2014	2013
Net cash (used in) investing activities	$(24.1)	$(171.6)

Investing cash flows consist primarily of cash used in acquisitions of businesses and intangibles (primarily product rights), capital expenditures for property, plant and equipment and purchases of investments and marketable securities partially offset by proceeds from the sale of investments and marketable securities. Included in the quarter ended 31 March 2014 was cash used in connection with capital expenditures for property, plant and equipment of $42.5 million, offset, in part by cash received from the sale of investments of $15.0 million.

Included in the three months ended 31 March 2013 was cash used in connection with the Uteron Acquisition, net of cash acquired of $141.3 million, and capital expenditures for property, plant and equipment of $29.2 million.

Financing Cash Flows

Actavis’ cash flows from financing activities are summarised as follows:

	Quarter Ended 31 March
($ in millions)	2014	2013
Net cash (used in) financing activities	$(368.0)	$(42.5)

Financing cash flows consist primarily of borrowings and repayments of debt, repurchases of ordinary shares and proceeds from the exercise of stock options. Cash used in financing activities in the quarter ended 31 March 2014 included payments on outstanding indebtedness of $326.1 million including $265.0 million on the revolving credit facility, debt issuance costs of $20.3 million and the repurchase of ordinary shares to satisfy tax withholding obligations in connection with vested restricted stock issued to employees of $57.0 million, offset, in part, by the excess tax benefit relating to stock-based compensation of $36.8 million. Included in the three months ended 31 March 2013 were net payments on debt of $22.1 million and the repurchase of outstanding shares of $21.9 million.

2.	WARNER CHILCOTT

2012 Strategic Transactions

During 2012, Warner Chilcott announced the following strategic transactions that impacted its results of operations and will continue to have an impact on future operations.

Renewed Redemption Programme

In November 2011, Warner Chilcott announced that its board of directors had authorised the redemption of up to an aggregate of $250 million of its ordinary shares (the “Prior Redemption Programme”). On 7 August 2012, Warner Chilcott announced that its board of directors had had authorised the renewal of the Prior Redemption Programme. The renewed programme (the “Renewed Redemption Programme”) replaced the Prior Redemption Programme and allowed Warner Chilcott to redeem up to an aggregate of $250 million of its ordinary shares in addition to those redeemed under the Prior Redemption Programme. The Renewed Redemption Programme had a termination date of the earlier of 31 December 2013 or the redemption of an aggregate of $250 million of Warner Chilcott ordinary shares. Warner Chilcott did not redeem any ordinary shares under the Renewed Redemption Programme in the year ended 31 December 2012, and consequently $250 million remained available for redemption thereunder as of 31 December 2012. The Renewed Redemption Programme did not obligate Warner Chilcott to redeem any number of ordinary shares or an aggregate of ordinary shares equal to the full $250 million authorisation and may be suspended at any time or from time to time.

2012 Special Dividend Transaction and Related Financing

On 10 September 2012, Warner Chilcott paid a special cash dividend of $4.00 per share, or $1,002 million in the aggregate (the “2012 Special Dividend”). The 2012 Special Dividend reduced Warner Chilcott’s additional paid-in-capital from $63 million to zero as of 31 August 2012 and increased its accumulated deficit by $939 million. The 2012 Special Dividend was funded, in part, by $600 million of additional term loans borrowed under Warner Chilcott’s additional term loan facilities on 20 August 2012. The incurrence of this indebtedness impacted Warner Chilcott’s interest expense during the year ended 31 December 2012.

New Dividend Policy

On 14 December 2012, Warner Chilcott paid its first semi-annual cash dividend under the dividend policy announced in 2012 (the “Dividend Policy”) in the amount of $0.25 per share, or $62 million in the aggregate. The semi-annual dividend reduced Warner Chilcott’s additional paid-in-capital from $5 million to zero as of 30 November 2012 and increased Warner Chilcott’s accumulated deficit by $57 million.

2012 Significant Events

The following are certain significant events that occurred in the year ended 31 December 2012:

•	Warner Chilcott made optional prepayments in an aggregate amount of $350 million of its term loan indebtedness under the Senior Secured Credit Facilities;

•

Pursuant to the Prior Redemption Programme, Warner Chilcott redeemed 1.9 million of its ordinary shares at an aggregate cost of $32 million. Following the settlement of such redemptions, Warner Chilcott cancelled all shares redeemed. In August 2012, Warner Chilcott announced that its board of directors had authorised the Renewed Redemption Programme, which replaced the Prior Redemption Programme and allowed Warner Chilcott to redeem up to an aggregate of $250 million of its ordinary shares in addition to those redeemed under the Prior Redemption Programme. The Renewed Redemption Programme had a termination date of the earlier of 31 December 2013 or the redemption of an aggregate of $250 million of Warner Chilcott ordinary shares;

•

In connection with the restructuring of Warner Chilcott’s Western European operations announced in April 2011, Warner Chilcott recorded restructuring costs of $47 million, which were comprised of pre-tax severance costs of $58 million and other restructuring costs of $1 million offset, in part, by pension-related curtailment gains of $12 million;

•

Warner Chilcott recorded an impairment charge relating to its intangible assets of $106 million, $101 million of which was attributable to the impairment of its DORYX intangible asset following the 30 April 2012 decision of the U.S. District Court for the District of New Jersey holding that neither Mylan’s nor Impax’s proposed generic version of its DORYX 150 product infringed the DORYX Patent and Mylan’s subsequent introduction of a generic product in early May 2012;

•

Warner Chilcott recorded a gain of $20 million, as a reduction of SG&A expenses, based on the determination that it was no longer probable that the contingent milestone payments to Novartis in connection with the ENABLEX Acquisition would be required to be paid;

•

In August 2012, certain Warner Chilcott subsidiaries entered into an amendment to the Credit Agreement governing Warner Chilcott’s Initial Senior Secured Credit Facilities, pursuant to which the lenders thereunder provided the $600 million of Additional Term Loan Facilities, which, together with cash on hand, were used to fund the 2012 Special Dividend and to pay related fees and expenses;

•	In September 2012, Warner Chilcott paid the 2012 Special Dividend to its shareholders in the amount of $4.00 per share, or $1,002 million in the aggregate;

•

In August 2012, Warner Chilcott announced the Dividend Policy under which it expected to pay a total annual cash dividend to its ordinary shareholders of $0.50 per share in equal semi-annual instalments of $0.25 per share. In December 2012, Warner Chilcott paid its first semi-annual cash dividend under the Dividend Policy in the amount of $0.25 per share, or $62 million in the aggregate; and

•	Warner Chilcott revenue was $2,541 million and its net income was $403 million.

2011 Strategic Transactions

During 2011, Warner Chilcott completed the following strategic transactions that impacted its results of operations and will continue to have an impact on future operations.

Refinancing of Senior Secured Indebtedness

On 17 March 2011, Warner Chilcott’s subsidiaries, Warner Chilcott Holdings Company III, Limited (“Holdings III”), WC Luxco S.à r.l. (the “Luxco Borrower”), Warner Chilcott Corporation (“WCC” or the “U.S. Borrower”) and WCCL (together with the Luxco Borrower and the U.S. Borrower, the “Borrowers”) entered into a credit agreement (the “Credit Agreement”) with a syndicate of lenders (the “Lenders”) and BofA as administrative agent, in order to refinance senior secured credit facilities in an aggregate amount of

$3,200 million (the “Prior Senior Secured Credit Facilities”). Pursuant to the Credit Agreement, the Lenders provided the senior secured credit facilities in an aggregate amount of $3,250 million comprised of $3,000 million in aggregate term loan facilities and a $250 million revolving credit facility available to all Borrowers. At the closing, Warner Chilcott borrowed a total of $3,000 million under the term loan facilities and made no borrowings under the revolving credit facility. The proceeds of the term loans, together with approximately $279 million of cash on hand, were used to make an optional prepayment of $250 million in aggregate term loans under the Prior Senior Secured Credit Facilities, repay the remaining $2,969 million in aggregate term loans outstanding under the Prior Senior Secured Credit Facilities, terminate the Prior Senior Secured Credit Facilities and pay certain related fees, expenses and accrued interest.

Western European Restructuring

In April 2011, Warner Chilcott announced a plan to restructure its operations in Belgium, the Netherlands, France, Germany, Italy, Spain, Switzerland and the United Kingdom. The restructuring did not impact Warner Chilcott’s operations at its headquarters in Dublin, Ireland, its facilities in Dundalk, Ireland, Larne, Northern Ireland or Weiterstadt, Germany or its commercial operations in the United Kingdom. Warner Chilcott determined to proceed with the restructuring following the completion of a strategic review of its operations in its Western European markets where its product ACTONEL lost exclusivity in late 2010. ACTONEL accounted for approximately 70% of Warner Chilcott’s Western European revenues in the year ended 31 December 2010. In connection with the restructuring, Warner Chilcott moved to a wholesale distribution model in the affected jurisdictions to minimise operational costs going forward. The implementation of the restructuring plan impacted approximately 500 employees. For a further description of the Western European restructuring, including severance charges and pension-related curtailment gains recorded as a component of restructuring costs in Warner Chilcott’s consolidated statement of operations see “Note 3” in the “Notes to the Consolidated Financial Statements” contained in Warner Chilcott’s Annual Report on Form 10-K for the fiscal year ended 31 December 2012 that Warner Chilcott previously filed with the SEC and that is incorporated by reference into this Prospectus.

Manati Facility

In April 2011, Warner Chilcott announced a plan to repurpose its Manati, Puerto Rico manufacturing facility. As a result of the repurposing, Warner Chilcott recorded charges of $23 million for the write-down of certain property, plant and equipment and severance costs of $8 million in the year ended 31 December 2011. The expenses relating to the Manati repurposing were recorded as a component of cost of sales in Warner Chilcott’s consolidated statement of operations.

Prior Redemption Programme

In November 2011, Warner Chilcott announced that its board of directors had authorised the Prior Redemption Programme, which allowed for the redemption by Warner Chilcott of up to an aggregate of $250 million of its ordinary shares. In the years ended 31 December 2012 and 2011, Warner Chilcott recorded the redemption of 1.9 million of its ordinary shares (at an aggregate cost of $32 million) and 3.7 million ordinary shares (at an aggregate cost of $56 million), respectively, pursuant to the Prior Redemption Programme. Following the settlement of such redemptions, Warner Chilcott cancelled all shares redeemed. As a result of the redemptions recorded during the years ended 31 December 2012 and 2011, in accordance with ASC Topic 505 “Equity,” Warner Chilcott recorded a decrease in ordinary shares at par value of $0.01 per share, and an increase/decrease in an amount equal to the aggregate purchase price above par value in accumulated deficit/retained earnings of approximately $32 million and $56 million in the years ended 31 December 2012 and 2011, respectively. The Prior Redemption Programme allowed Warner Chilcott to redeem up to an aggregate of $250 million of its ordinary shares and was to terminate on the earlier of 31 December 2012 or the redemption by Warner Chilcott of an aggregate of $250 million of its ordinary shares.

2011 Significant Events

The following are certain significant events that occurred in 2011:

•

In 2011, Warner Chilcott made optional prepayments aggregating $750 million of its term loan indebtedness, including $200 million in January 2011 and $250 million in March 2011 in connection with the Prior Senior Secured Credit Facilities and $300 million under the New Senior Secured Credit Facilities;

•

In March 2011, Warner Chilcott successfully completed the refinancing of its senior secured indebtedness. Warner Chilcott used the proceeds of its term loan borrowings under the New Senior Secured Credit Facilities, as well as approximately $279 million of cash on hand, to make an optional prepayment of $250 million in aggregate term loans under the Prior Senior Secured Credit Facilities, repay the remaining $2,969 million in aggregate term loans under the Prior Senior Secured Credit Facilities, terminate the Prior Senior Secured Credit Facilities and to pay related fees, expenses and accrued interest. The refinancing had the effect of extending the maturity profile of Warner Chilcott’s senior secured indebtedness and reducing certain LIBOR floors and interest margins;

•

In April 2011, Warner Chilcott announced a plan to restructure its operations in Belgium, the Netherlands, France, Germany, Italy, Spain, Switzerland and the United Kingdom. The restructuring did not impact operations at Warner Chilcott’s headquarters in Dublin, Ireland, its facilities in Dundalk, Ireland, Larne, Northern Ireland or Weiterstadt, Germany or its commercial operations in the United Kingdom. Warner Chilcott determined to proceed with the restructuring following the completion of a strategic review of operations in Warner Chilcott’s Western European markets where its product ACTONEL lost exclusivity in late 2010. ACTONEL accounted for approximately 70% of Warner Chilcott’s Western European revenues in 2010. In connection with the restructuring, Warner Chilcott is in the process of moving to a wholesale distribution model in the affected jurisdictions to minimise operational costs going forward. The implementation of the restructuring plan impacted approximately 500 employees in total. In connection with the restructuring, pre-tax severance costs of $101 million and pre-tax contract termination expenses of $3 million were recorded in the year ended 31 December 2011. These charges are recorded as a component of restructuring costs;

•

In April 2011, Warner Chilcott announced a plan to repurpose its Manati, Puerto Rico manufacturing facility. This facility now serves primarily as a warehouse and distribution centre. In connection with the repurposing, Warner Chilcott recorded $8 million in severance charges and $23 million in non-cash charges relating to the write-down of certain property, plant and equipment in the year ended 31 December 2011, as a component of cost of sales;

•

Pursuant to Warner Chilcott’s Prior Redemption Programme, Warner Chilcott redeemed 3.7 million ordinary shares in the year ended 31 December 2011 at an aggregate cost of $56 million. Following the settlement of such redemptions, Warner Chilcott cancelled all shares redeemed; and

•	Warner Chilcott’s revenue for the year ended 31 December 2011 was $2,728 million and its net income was $171 million.

Operating Results for the Years ended 31 December 2012 and 2011

For further details on brands per category within Actavis’ revised segment reporting structure, refer to Exhibit 99.1 to Actavis’ Current Report on Form 8-K filed with the SEC on 6 May 2014, which is incorporated by reference into this Prospectus.

Revenue

The following table sets forth Warner Chilcott’s total revenue for the years ended 31 December 2012 and 2011, with the corresponding dollar and percentage changes:

	Year Ended 31 December		Increase (decrease)
(dollars in millions)	2012	2011	Dollars	Percent
Women’s Healthcare:
Osteoporosis
ACTONEL(1)	$519	$771	$(252)	(33)%
ATELVIA	72	33	39	118%

Total osteoporosis	591	804	(213)	(26)%

Oral Contraceptives
LOESTRIN 24 FE	389	396	(7)	(2)%
LO LOESTRIN FE	137	63	74	117%
Other Oral Contraceptives	18	20	(2)	(10)%

Total oral contraceptives	544	479	65	14%

Hormone Therapy
ESTRACE Cream	194	157	37	24%
Other Hormone Therapy	42	45	(3)	(7)%

Total hormone therapy	236	202	34	17%

Other women’s healthcare products	55	64	(9)	(14)%

Total Women’s Healthcare	1,426	1,549	(123)	(8)%

Gastroenterology:
ASACOL	793	743	50	7%
Urology:
ENABLEX	170	171	(1)	(1)%
Dermatology:
DORYX	92	173	(81)	(47)%
Other:
Other products net sales	36	61	(25)	(41)%
Contract manufacturing product sales	14	17	(3)	(18)%
Other revenue(2)	10	14	(4)	(29)%

Total Revenue	$2,541	$2,728	$(187)	(7)%

(1)

Includes “other revenue” of $56 million and $77 million for the years ended 31 December 2012 and 2011, respectively, as reported in Warner Chilcott’s consolidated statement of operations, resulting from the Collaboration Agreement with Sanofi.

(2)

Excludes “other revenue” of $56 million and $77 million for years ended 31 December 2012 and 2011, respectively, as reported in Warner Chilcott’s consolidated statement of operations, resulting from the Collaboration Agreement with Sanofi.

Total revenue in the year ended 31 December 2012 was $2,541 million, a decrease of $187 million, or 7%, compared to the year ended 31 December 2011. The decline was primarily due to a decrease in ACTONEL revenues of $252 million, due in large part to the overall declines in the U.S. oral bisphosphonate market, as well as the continuing declines in ACTONEL net sales in Western Europe and Canada following the 2010 loss of exclusivity in both regions, and a decline in DORYX net sales of $81 million following the introduction of generic competition for DORYX 150 in early May 2012. The decrease was offset, in part, by net sales growth in certain promoted products, primarily LO LOESTRIN FE, ASACOL, ATELVIA and ESTRACE Cream as compared to the prior year. Period-over-period changes in the net sales of Warner Chilcott’s products are a function of a number of factors, including changes in market demand, gross selling prices, sales-related deductions from gross sales to arrive at net sales and the levels of pipeline inventories of Warner Chilcott’s products held by Warner Chilcott’s direct and indirect customers. In addition, the launch of new products, the loss of exclusivity for Warner Chilcott’s products and transactions such as product acquisitions and dispositions may also, from time to time, impact Warner Chilcott’s period over period net sales. Warner Chilcott uses IMS estimates of filled prescriptions for its products as a proxy for market demand in the United States. Although these estimates provide a broad indication of market trends for Warner Chilcott’s products in the United States, the relationship between IMS estimates of filled prescriptions and actual unit sales can vary, and as a result, such estimates may not always be an accurate predictor of Warner Chilcott’s unit sales.

Revenues of Warner Chilcott’s osteoporosis products decreased $213 million, or 26%, in the year ended 31 December 2012, compared to the prior year. Total revenues of ACTONEL were $519 million in the year ended 31 December 2012, compared to $771 million in the prior year. Total ACTONEL revenues were comprised of the following components:

	Year Ended 31 December		Increase (decrease)
(dollars in millions)	2012	2011	Dollars	Percent
United States	$308	$441	$(133)	(30)%
Non-U.S.	155	253	(98)	(39)%

Total net sales	463	694	(231)	(33)%
Other revenue	56	77	(21)	(27)%

Total ACTONEL revenues	$519	$771	$(252)	(33)%

In the United States, ACTONEL net sales decreased $133 million in the year ended 31 December 2012, compared to the prior year, primarily due to a decrease in filled prescriptions of 36%, offset, in part, by higher average selling prices relative to the prior year. In the United States, ACTONEL filled prescriptions continue to decline primarily due to declines in filled prescriptions within the overall U.S. oral bisphosphonate market. The declines in ACTONEL net sales outside the United States were due to the continued declines in ACTONEL net sales in Western Europe and Canada following the 2010 loss of exclusivity in both regions. Warner Chilcott expects to continue to experience significant declines in total ACTONEL revenues in future periods. ATELVIA, which Warner Chilcott began to promote in the United States in early 2011 and in Canada in early 2012, generated net sales of $72 million in the year ended 31 December 2012, an increase of 118% compared with $33 million in the prior year. ATELVIA net sales in the United States were $62 million and $33 million in the years ended 31 December 2012 and 2011, respectively. The increase in ATELVIA net sales in the United States primarily relates to an increase in filled prescriptions of 82% and higher selling prices, offset, in part, by an increase in sales-related deductions relative to the prior year.

Net sales of Warner Chilcott’s oral contraceptive products increased $65 million, or 14%, in the year ended 31 December 2012, compared with the prior year. LOESTRIN 24 FE generated net sales of $389 million in the year ended 31 December 2012, a decrease of 2%, compared with $396 million in the prior year. LOESTRIN 24 FE filled prescriptions were negatively impacted by Warner Chilcott’s shift in promotional focus to LO LOESTRIN FE beginning in early 2011. More specifically, the decrease in LOESTRIN 24 FE net sales was primarily due to a decrease in filled prescriptions of 16%, offset, in part, by an expansion of pipeline inventories, higher average selling prices and a reduction in sales-related deductions relative to the prior year. LO LOESTRIN FE, which was commercially launched in the United States in early 2011 and is currently the primary promotional focus of Warner Chilcott’s women’s healthcare sales force efforts, generated net sales of $137 million in the year ended 31 December 2012, an increase of 117%, compared with $63 million in the prior year. The increase in LO LOESTRIN FE net sales primarily relates to an increase in filled prescriptions of 178%, an expansion of pipeline inventories and higher average selling prices, offset, in part, by an increase in sales-related deductions relative to the prior year.

Net sales of Warner Chilcott’s hormone therapy products increased $34 million, or 17%, in the year ended 31 December 2012, as compared with the prior year. Net sales of ESTRACE Cream increased $37 million, or 24%, in the year ended 31 December 2012 as compared to the prior year. The increase in ESTRACE Cream net sales was primarily due to a 13% increase in filled prescriptions, higher average selling prices and a decrease in sales-related deductions, offset, in part, by a contraction of pipeline inventories relative to the prior year.

Net sales of ASACOL were $793 million in the year ended 31 December 2012, an increase of 7%, compared with $743 million in the prior year. ASACOL net sales in the United States in the year ended 31 December 2012 totalled $719 million, an increase of $46 million, or 7%, compared to $673 million in the year ended 31 December 2011. The increase in ASACOL net sales in the United States relative to the prior year was primarily due to higher average selling prices and a decrease in sales-related deductions, offset in part by a decrease in filled prescriptions of 3% based on IMS estimates. In the United States, Warner Chilcott’s ASACOL 400 mg product accounted for approximately 72% and 78% of Warner Chilcott’s total ASACOL net sales in the United States in the years ended 31 December 2012 and 2011, respectively. In February 2013, the FDA approved DELZICOL (mesalamine) 400 mg delayed-release capsules, Warner Chilcott’s new 400 mg mesalamine product for the treatment of ulcerative colitis. DELZICOL was commercially launched in March 2013 and became a promotional priority for Warner Chilcott’s gastroenterology sales force upon launch.

Net sales of ENABLEX in the year ended 31 December 2012 were $170 million, a decrease of 1%, compared to $171 million in the prior year. ENABLEX net sales in the year ended 31 December 2012 were impacted by a decrease in filled prescriptions of 17%, offset, in part, by a reduction in sales-related deductions and higher average selling prices relative to the prior year. Warner Chilcott expect the decline in ENABLEX net sales to increase in 2013 due in part to the focus of Warner Chilcott’s urology sales force on ESTRACE Cream.

Net sales of DORYX decreased $81 million, or 47%, in the year ended 31 December 2012, as compared to the prior year. The decrease in DORYX net sales in the year ended 31 December 2012 relative to the prior year was due primarily to the introduction of generic competition for DORYX 150 in early May 2012 following the 30 April 2012 decision of the U.S. District Court for the District of New Jersey holding that neither Mylan’s nor Impax’s proposed generic version of DORYX 150 infringed the DORYX Patent, as well as a contraction in pipeline inventories, offset, in part, by higher average selling prices.

See “Note 16” to the “Notes to the Consolidated Financial Statements” contained in Warner Chilcott’s Annual Report on Form 10-K for the fiscal year ended 31 December 2012 that Warner Chilcott previously filed with the SEC and that is incorporated by reference into this Prospectus.

Cost of Sales (excluding amortisation and impairment of intangible assets)

The table below shows the calculation of cost of sales and cost of sales, as a percentage of product net sales, for the years ended 31 December 2012 and 2011:

(dollars in millions)	Year Ended 31 December 2012	Year Ended 31 December 2011	$ Change	Percent Change
Product net sales	$2,475	$2,637	$(162)	(6)%

Cost of sales (excluding amortisation and impairment)	311	356	(45)	(13)%

Cost of sales percentage	13%	14%

Cost of sales (excluding amortisation and impairment) decreased $45 million, or 13%, in the year ended 31 December 2012 compared with the prior year. In the year ended 31 December 2011, cost of sales included $31 million in costs related to the repurposing of Warner Chilcott’s Manati facility. Excluding the impact of the repurposing, Warner Chilcott’s cost of sales as a percentage of product net sales increased from 12% in the year ended 31 December 2011 to 13% in the year ended 31 December 2012, due primarily to changes in product mix.

SG&A Expenses

Warner Chilcott’s SG&A expenses were comprised of the following for the years ended 31 December 2012 and 2011:

(dollars in millions)	Year Ended 31 December 2012	Year Ended 31 December 2011	$ Change	Percent Change
A&P	$90	$149	$(59)	(40)%
Selling and Distribution	404	513	(109)	(21)%
G&A	251	262	(11)	(4)%

Total	$745	$924	$(179)	(19)%

SG&A expenses for the year ended 31 December 2012 were $745 million, a decrease of $179 million, or 19%, compared to the prior year. A&P expenses for the year ended 31 December 2012 decreased $59 million, or 40%, compared the prior year, primarily due to the year ended 31 December 2011 including advertising and other promotional expenses attributable to the U.S. launches of LO LOESTRIN FE and ATELVIA in 2011, including direct-to-consumer spend, which were not present in 2012. In addition, the year ended 31 December 2012 benefited from a reduction in expenses resulting from operating savings realised as a result of the Western European restructuring. Selling and distribution expenses for the year ended 31 December 2012 decreased $109 million, or 21%, as compared to the prior year, primarily due to a reduction in expenses resulting from operating savings realised as a result of the Western European restructuring and the absence of expenses incurred in the prior year relating to the launches of LO LOESTRIN FE and ATELVIA, including higher U.S. personnel costs in the prior year. G&A expenses for the year ended 31 December 2012 decreased $11 million, or 4%, as compared to the prior year. Included in G&A expenses in the year ended 31 December 2012 was a $20 million gain relating to the reversal of the liability for contingent milestone payments to Novartis in connection with the ENABLEX Acquisition, which have been deemed no longer probable of being paid in accordance with ASC Topic 450 “Contingencies.” G&A expenses in the year ended 31 December 2012 also included a $6 million litigation-related charge relating to Warner Chilcott’s DORYX 150 patent litigation. Excluding the impact of these two specific items, G&A increased by $3 million, or 1%, in the year ended 31 December 2012 relative to the prior year. The increase in G&A expenses in the year ended 31 December 2012 as compared to the prior year was due, in part, to an increase in professional and legal fees and a reduction in foreign currency gains, offset, in part, by operational savings resulting from the Western European restructuring.

Restructuring Costs

In April 2011, Warner Chilcott announced a plan to restructure Warner Chilcott’s operations in Belgium, the Netherlands, France, Germany, Italy, Spain, Switzerland and the United Kingdom. The restructuring did not impact Warner Chilcott’s operations at its headquarters in Dublin, Ireland, its facilities in Dundalk, Ireland, Larne, Northern Ireland or Weiterstadt, Germany or its commercial operations in the United Kingdom. Warner Chilcott determined to proceed with the restructuring following the completion of a strategic review of its operations in Warner Chilcott’s Western European markets where Warner Chilcott’s product ACTONEL lost exclusivity in late 2010.

As a result of the restructuring, in the year ended 31 December 2012, Warner Chilcott recorded restructuring costs of $47 million, which were comprised of pre-tax severance costs of $58 million and other restructuring costs of $1 million, offset, in part, by pension-related curtailment gains of $12 million. In the year ended 31 December 2011, Warner Chilcott recorded restructuring costs of $104 million, which were comprised of pre-tax severance costs of $101 million and other restructuring costs of $3 million. Warner Chilcott does not expect to record any material expenses relating to the Western European restructuring in future periods.

R&D

Warner Chilcott’s R&D expenses were comprised of the following for the years ended 31 December 2012 and 2011:

(dollars in millions)	Year Ended 31 December 2012	Year Ended 31 December 2011	$ Change	Percent Change
Unallocated overhead expenses	$58	$62	$(4)	(6)%
Expenses allocated to specific projects	32	42	(10)	(24)%
Milestone payments to third parties	2	—	2	100%
Regulatory fees	11	4	7	175%

Total	$103	$108	$(5)	(5)%

Warner Chilcott’s investment in R&D for the year ended 31 December 2012 was $103 million, a decrease of $5 million, or 5%, compared to the prior year. The decrease in the year ended 31 December 2012 relative to the prior year was primarily due to the timing and stages of development of Warner Chilcott’s various R&D projects, offset, in part, by an increase in regulatory fees primarily related to the filing of certain new product applications with the FDA, including in respect of next generation versions of certain of Warner Chilcott’s existing products. Warner Chilcott’s R&D expenses consist of Warner Chilcott’s internal development costs, fees paid to contract development groups, regulatory fees and licence fees paid to third parties, including a $2 million payment made to Paratek in connection with the achievement of a developmental milestone during the year ended 31 December 2012. R&D expenditures are subject to fluctuation due to the timing and stages of development of Warner Chilcott’s various R&D projects. Project related costs in the year ended 31 December 2012 primarily related to project spend within Warner Chilcott’s dermatology, women’s healthcare and urology therapeutic categories. Project related costs in the year ended 31 December 2011 primarily related to project spend within Warner Chilcott’s women’s healthcare, urology and dermatology therapeutic categories.

Amortisation and Impairment of Intangible Assets

Amortisation of intangible assets in the years ended 31 December 2012 and 2011 was $498 million and $596 million, respectively. Warner Chilcott’s amortisation methodology is calculated on either an economic benefit model or on a straight-line basis to match the expected useful life of the asset, with identifiable assets assessed individually or by product family. The economic benefit model is based on expected future cash flows and typically results in accelerated amortisation for most of Warner Chilcott’s products. Warner Chilcott continuously reviews the remaining useful lives of Warner Chilcott’s identified intangible assets based on each product or product family’s estimated future cash flows. In the event that Warner Chilcott does not achieve the expected cash flows from any of Warner Chilcott’s products or lose market exclusivity for any of Warner Chilcott’s products as a result of the expiration of a patent, the expiration of FDA exclusivity or an at-risk launch of a competing generic product, Warner Chilcott may accelerate amortisation or record an impairment charge, which may be material, and write-down the value of the related intangible asset. Based on Warner Chilcott’s review of future cash flows, Warner Chilcott recorded an impairment charge in the year ended 31 December 2012 of $106 million, $101 million of which was attributable to the impairment of Warner Chilcott’s DORYX intangible asset following the 30 April 2012 decision of the U.S. District Court for the District of New Jersey holding that neither Mylan’s nor Impax’s proposed generic version of DORYX 150 infringed the DORYX Patent and Mylan’s subsequent introduction of a generic product in early May 2012.

Net interest expense

Warner Chilcott’s net interest expense was comprised of the following for the years ended 31 December 2012 and 2011:

(dollars in millions)	Year Ended 31 December 2012	Year Ended 31 December 2011	$ Change	Percent Change
Interest expense on outstanding indebtedness, net of interest income	$200	$230	$(30)	(13)%
Amortisation of deferred loan costs	18	26	(8)	(31)%
Write-offs of deferred loan costs, including refinancing premium	18	84	(66)	(79)%

Total	$236	$340	$(104)	(31)%

Net interest expense for year ended 31 December 2012 was $236 million, a decrease of $104 million, or 31%, from $340 million in the prior year. Included in net interest expense for year ended 31 December 2012 was $18 million relating to the write-off of deferred loan costs associated with the optional prepayments of $350 million of indebtedness under the Senior Secured Credit Facilities made in the first quarter of 2012 and in connection with the amendment to the credit agreement governing Warner Chilcott’s Initial Senior Secured Credit Facilities in August 2012 due to such amendment being deemed a debt modification requiring debt extinguishment treatment in accordance with ASC Topic 405-20 “Extinguishment of Liabilities.” Included in net interest expense in the year ended 31 December 2011 was $84 million relating to the write-off of deferred loan costs, comprised of $77 million associated with optional prepayments of debt and the repayment of the outstanding balance in connection with the refinancing of Warner Chilcott’s Prior Senior Secured Credit Facilities in March 2011, and $7 million relating to the optional prepayments of $300 million of term loan indebtedness under the Senior Secured Credit Facilities. Excluding these write-offs of deferred loan costs, net interest expense decreased $38 million in the year ended 31 December 2012 compared to the prior year. The decrease was due in large part to a decrease in Warner Chilcott’s weighted average outstanding indebtedness relative to the prior year, as well as reduced average interest rates on Warner Chilcott’s term loan indebtedness as a result of the refinancing of the Prior Senior Secured Credit Facilities. The decrease in Warner Chilcott’s weighted average outstanding indebtedness was due to Warner Chilcott’s aggregate optional prepayments and repayments of term debt made during 2011 and in the first quarter of 2012 being offset, in part, by $600 million of additional term loans borrowed under the Additional Term Loan Facilities in August 2012.

Provision for Income Taxes

Warner Chilcott’s effective tax rates, as a percentage of pre-tax income, for the years ended 31 December 2012 and 2011 were 19% and 43%, respectively. Warner Chilcott’s corporate effective tax rate with respect to any period may be volatile based on the mix of income in the tax jurisdictions in which Warner Chilcott operate and the amount of Warner Chilcott’s consolidated income before taxes. Warner Chilcott’s Puerto Rican subsidiary owns the substantial majority of Warner Chilcott’s intangible assets and records the majority of income and amortisation expense related to these intangible assets. As a result, the proportion of Warner Chilcott’s consolidated book income before taxes generated in Puerto Rico, where Warner Chilcott’s tax rate is 2%, has a significant impact on the effective tax rate. For the year ended 31 December 2012, Warner Chilcott’s mix of income in foreign jurisdictions, overall reduction in tax reserves and other permanent differences decreased Warner Chilcott’s effective tax rate below the U.S. statutory rate. For the year ended 31 December 2011, Warner Chilcott’s income tax reserves, state taxes net of federal benefits and non-deductible expenses increased Warner Chilcott’s effective tax rate above the U.S. statutory rate.

The valuation allowance for deferred tax assets of $43 million and $41 million as of 31 December 2012 and 2011, respectively, related principally to the uncertainty of the utilisation of certain deferred tax assets, primarily tax loss carry forwards in various jurisdictions. Warner Chilcott expect to generate sufficient future taxable income to realise the tax benefits related to the remaining net deferred tax assets on Warner Chilcott’s Consolidated Balance Sheet. The valuation allowance was calculated in accordance with the provisions of ASC Topic 740 “Income Tax”, which required a valuation allowance be established or maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realised.

Warner Chilcott’s calculation of tax liabilities involves uncertainties in the application of complex tax regulations in various tax jurisdictions. Amounts related to tax contingencies that management has assessed as unrecognised tax benefits have been appropriately recorded under the provisions of ASC Topic 740 “Income Tax”. For any tax position, a tax benefit may be reflected in the financial statements only if it is “more likely than not” that Warner Chilcott will be able to sustain the tax return position, based on its technical merits. Potential liabilities arising from tax positions taken are recorded based on Warner Chilcott’s estimate of the largest amount of benefit that is cumulatively greater than 50 percent likely to be realised. These liabilities may be adjusted to take into consideration changing facts and circumstances. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is different from the current estimate of the tax liabilities. These potential tax liabilities are recorded in accrued expenses in the Consolidated Balance Sheets. Warner Chilcott intends to continue to reinvest accumulated earnings of Warner Chilcott’s subsidiaries for the foreseeable future where a distribution of such earnings would give rise to an incremental tax liability; as such, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for differences related to investments in subsidiaries.

On 25 February 2008, Warner Chilcott’s U.S. operating entities entered into an advance pricing agreement (“APA”) with the IRS covering the calendar years 2006 through 2010. On 27 December 2012, Warner Chilcott signed two APAs with the IRS. The first APA specifies the agreed upon terms under which Warner Chilcott’s U.S. entities are compensated for distribution and service transactions between Warner Chilcott’s U.S. and non-U.S. entities for the calendar years 2011 through 2017. This APA provides Warner Chilcott with greater certainty with respect to the mix of Warner Chilcott’s pre-tax income in certain of the tax jurisdictions in which Warner Chilcott operates and is applicable to Warner Chilcott’s U.S. operations. Warner Chilcott believes that Warner Chilcott’s transfer pricing arrangements comply with existing U.S. and non-U.S. tax rules. The second APA reflects Warner Chilcott’s agreement with the IRS in respect of the transfer of certain intangible assets from one of Warner Chilcott’s U.S. subsidiaries to Warner Chilcott’s Puerto Rican subsidiary. The effect of the new APAs has been included in the recorded amount of unrecognised tax benefits as of 31 December 2012, including a reversal of $12 million in reserves under ASC Topic 740 “Income Tax”.

Net Income

Due to the factors described above, Warner Chilcott reported net income of $403 million and $171 million in the years ended 31 December 2012 and 2011, respectively.

Further information on Warner Chilcott’s Operating and Financial Review for 2012 and 2011

For further information on Warner Chilcott’s operating and financial review for the years ended 31 December 2012 and 31 December 2011, refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Warner Chilcott’s Annual Reports on Form 10-K for the fiscal years ended 31 December 2012 and 31 December 2011 that Warner Chilcott previously filed with the SEC and that is incorporated by reference into this Prospectus.

3.	FOREST

Overview

The following transactions and key events occurred during fiscal 2013, the nine months ended 31 December 2013 and fourth quarter 2014:

•

In July 2012, Forest and its partner Almirall, a pharmaceutical company headquartered in Barcelona, Spain, received FDA approval for Tudorza, a long-acting antimuscarinic agent, for the long-term maintenance treatment of bronchospasm associated with COPD.

•

In August 2012, Forest and its partner Ironwood received FDA approval for Linzess as a once-daily treatment for adult men and women suffering from irritable bowel syndrome with constipation or chronic idiopathic constipation. Forest launched Linzess during the third quarter of fiscal 2013.

•

In September 2012, Forest filed a NDA with the FDA for levomilnacipran, an SNRI for the treatment of MDD in adults. In July 2013, Forest received FDA approval for Fetzima, a once-daily serotonin and norepinephrine reuptake inhibitor for the treatment of MDD in adults. Forest licensed rights to levomilnacipran in the United States and Canada from Pierre Fabre Laboratories, under an agreement pursuant to which Forest made a milestone payment of $30.0 million which was due upon FDA approval.

•

In October 2012, Forest entered into an arrangement with moksha8, a privately-held pharmaceutical company which markets products in Latin America. The arrangement involves an exclusive licence from Forest to moksha8 to commercialise Viibryd and potentially other Forest products, in Latin America. In addition, Forest agreed to provide up to $125.0 million in debt financing to moksha8 in several tranches over a two-year period, conditioned upon moksha8 achieving certain business goals. At the end of this two-year period, Forest will have the option to acquire moksha8 at a fixed price and the moksha8 stockholders will have the ability to put to Forest all the interests of moksha8 at a fixed price, subject to the achievement of certain performance criteria. On 1 November 2013, Forest funded an additional $6.9 million to moksha8. The agreements with moksha8 are currently under review, which may result in an impairment of up to the entire amount of the loan receivable from moksha8 and a corresponding non-cash charge.

•

In November 2012, Forest filed a NDA with the FDA for cariprazine, for the treatment of schizophrenia and acute mania associated with bipolar depression. Forest is currently formulating a response to its recently received complete clinical response letter from the FDA regarding cariprazine.

•	In November 2012, Forest entered into an agreement with Adamas for the development and commercialisation of a FDC of Namenda XR and donepezil HCl. Forest launched Namenda XR in June 2013.

•

In May 2013, Forest entered into a collaborative licensing option agreement with Trevena for the development of TRV027, a novel beta-arrestin biased ligand of the angiotensin II type 1 receptor for the treatment of acute decompensated heart failure. Pursuant to the agreement, Forest purchased $30.0 million of Trevena preferred stock in a round of private placement financing.

•

In June 2013, Forest reported top-line results from an 8-week pivotal Phase III clinical trial evaluating the efficacy and safety of an FDC of Bystolic, Forest’s proprietary beta-blocker launched in January 2008, and the market’s leading angiotensin II receptor blocker, valsartan, for the treatment of patients with hypertension. Forest anticipates filing a NDA with the FDA in the first quarter of calendar 2014.

•

In July 2013, Forest and its partner Pierre Fabre Laboratories received FDA approval for Fetzima™ (levomilnacipran extended-release capsules), a once-daily serotonin and norepinephrine reuptake inhibitor for the treatment of MDD in adults. Fetzima was launched during the third quarter of fiscal 2014.

•

In October 2013, Brenton L. Saunders replaced Howard Solomon as President and Chief Executive Officer of Forest pursuant to a letter agreement he signed with Forest on 11 September 2013. Mr. Saunders has been a member of Forest’s Board since August 2011 and was formerly the Chief Executive Officer of Bausch + Lomb.

•

During November 2013, Forest and its partner Richter received a complete response letter from the FDA regarding Forest’s NDA for cariprazine, an atypical antipsychotic for the treatment of schizophrenia and acute mania associated with bipolar disorder, bipolar depression and as an adjunct treatment MDD. The FDA acknowledged that cariprazine demonstrated effectiveness in the treatment of schizophrenia and mania associated with bipolar disorder and requested further information on the drug, including additional clinical trial data to better define the optimal dosing regimen to maintain the demonstrated efficacy, while minimising the potential for the development of adverse events generally associated with this class of drug.

•

In November 2013, Forest entered into an asset purchase agreement with Merck Sharp & Dohme B.V., a wholly-owned subsidiary of Merck & Co., Inc. (Merck) to purchase exclusive rights in the United States for Saphris (asenapine) sublingual tablets, a treatment for adult patients with schizophrenia and, as monotherapy or adjunctive therapy, of manic or mixed episodes associated with bipolar I disorder. Upon the closing of the transaction on 10 January 2014, Forest made a payment of $155 million and entered into a supply agreement pursuant to which it will purchase the product from Merck at an agreed purchase price. Forest is obligated to pay up to an additional $85 million to Merck for costs and expenses incurred in connection with post-marketing clinical trials for Saphris conducted during calendar 2013 and the agreement also includes certain sales milestone payments to Merck upon the achievement of certain net sales thresholds.

•

In December 2013 Forest issued $1.2 billion of 5.00% Senior Notes, which mature on 15 December 2021. In January 2014, in conjunction with the acquisition of Aptalis, Forest issued the $1.8 billion senior notes, comprised of $1.05 billion aggregate principal amount of its 4.375% senior unsecured notes due 2019 and $750 million aggregate principal amount of its 4.875% senior unsecured notes due 2021.

•

In December 2013, Forest announced Project Rejuvenate, a $500 million cost savings initiative with the goal of streamlining operations and reducing Forest’s operating cost base. Project Rejuvenate is focused on three areas: flattening and broadening the organisation to reduce layers and increase spans of control, increase productivity and profitability by decreasing costs, and streamlining work to reduce low value activities. Forest expects the total cost of Project Rejuvenate to be in the range of $150 million to $200 million.

•

On 7 January 2014, Forest entered into a definitive agreement to acquire Aptalis for $2.9 billion minus Aptalis’ existing debt and related fees and costs, minus certain of Aptalis’ expenses, plus the aggregate exercise price applicable to Aptalis’ outstanding options immediately prior to effective time of the Aptalis Acquisition and plus certain cash amounts. Aptalis is a privately held leading speciality pharmaceutical company largely focused on the gastrointestinal and cystic fibrosis markets. Aptalis has manufacturing and commercial operations in the United States, Europe and Canada. The products acquired will diversify and advance Forest’s strategies within the respective therapeutic classes. On 31 January 2014, Forest consummated the acquisition using a combination of cash on hand and the proceeds from the issuance of an aggregate $1.8 billion principal amount of senior unsecured notes. In early February 2014 Forest announced the completion of its acquisition of Aptalis. Forest used a combination of cash on hand and proceeds from its recent $1.8 billion bond offering to fund the $2.9 billion transaction.

•

During the fourth quarter of 2014 Forest announced the submission of two New Drug Applications (NDA) with the FDA. An NDA for the fixed-dose combination (FDC) of nebivolol and valsartan for the treatment of hypertension was filed in February. The nebivolol-valsartan FDC combines two FDA approved, once-daily, blood pressure lowering agents. Nebivolol is currently marketed by the Company in the U.S. as Bystolic.

•

In addition Forest, and its partner, Adamas Pharmaceuticals, Inc., filed an NDA for the fixed-dose combination of memantine HCl extended release (XR), and donepezil HCl, for the treatment of moderate to severe dementia of the Alzheimer’s type. The memantine (XR)-donepezil FDC combines two FDA approved, once-daily Alzheimer’s treatment agents. Memantine extended release is currently marketed by Forest in the U.S. as Namenda XR.

•

In March 2014 Forest, and its partner, Gedeon Richter, Plc., announced positive topline results from two Phase IIb clinical trials evaluating the efficacy and safety for its investigational antipsychotic drug, cariprazine. The first clinical trial evaluated cariprazine in patients with MDD who have demonstrated an inadequate response to anti-depressant therapy. In the second clinical trial cariprazine was evaluated in patients with bipolar depression. Cariprazine demonstrated statistically significant improvements in both studies.

•

On 18 February 2014, Actavis and Forest announced that they have entered into a definitive agreement under which Actavis will acquire Forest for a combination of cash and equity valued at approximately $25 billion.

•

On 28 April 2014, Forest announced it has entered into a definitive agreement to acquire Furiex for $1.1 billion in cash and up to $30 per share in Contingent Value Rights. The acquisition builds on Forest’s growing position in gastroenterology and helps create a leading GI company within Forest. Furiex’s investigational compound, eluxadoline, will be very complimentary to Forest’s anchor GI product, Linzess, and additive to the broader GI portfolio, making the Company more relevant to gastroenterologists and primary care physicians.

Financial Highlights

The following table is a summary of Forest’s financial highlights:

	Fiscal Year Ended 31 March			Nine Months Ended 31 December
	2011	2012	2013	2012	2013
(Amounts in thousands)	(Audited)			(Unaudited)
Total revenue	$4,419,700	$4,586,044	$3,126,125	$2,280,176	$2,554,621
SG&A	$1,402,111	$1,553,337	$1,558,306	$1,185,578	$1,307408
R&D	$715,872	$796,932	$963,594	$723,295	$596,288
Total expenses	$3,081,964	$3,348,356	$3,170,983	$2,380,130	$2,415,051
Net income (loss)	$1,046,770	$979,058	$(32,103)	$(77,546)	$111,226

•	Revenues for the twelve months ended 31 March 2014 increased 17.9% to $3.6 billion compared to $3.1 billion in the prior year.

•

Net income for the twelve months ended 31 March 2014 increased $197.4 million to $165.3 million compared to a loss of $32.1 million in the prior year. Reported diluted GAAP earnings per share increased $0.73 to $0.61 per share in the current year’s twelve months as compared to a loss of $0.12 per share last year.

•

Total revenue for the nine months ended 31 December 2013: Total revenue increased $274.4 million for the nine months ended 31 December 2013 compared to prior year periods. The increase was driven by sales of Forest’s next generation products, Bystolic, Viibryd, Linzess, Savella, Daliresp, Tudorza, Teflaro, Namenda XR and Fetzima, which increased to $375.4 million and $972.4 million for the three and nine months ended 31 December 2013, respectively, compared to $235.4 million and $636.6 million for the same periods last year. In addition, Namenda sales increased $75.8 million for the nine months ended 31 December 2013, respectively, compared to the same periods last year. The increases for the nine months ended 31 December 2013 were partially offset by decreases in Lexapro® sales of $104.0 million and decreases in Lexapro contract revenue of $51.3 million.

•

Total revenue for fiscal 2013: The expiration of market exclusivity for Lexapro in March 2012 significantly impacted total revenue in fiscal 2013, with Lexapro sales declining $1.9 billion from fiscal 2012. This decline was partially offset by increases in sales of Forest’s next generation products, Bystolic, Linzess, Tudorza, Viibryd, Daliresp, Savella and Teflaro of $330.1 million for fiscal 2013.

•

Total revenue for fiscal 2012: Total revenue increased $166.3 million compared to fiscal 2011 due to increased sales of Forest’s key marketed products, Namenda IR, Bystolic, Savella, Viibryd, Daliresp and Teflaro, partially offset by the decline in Lexapro sales.

•

SG&A expense for the nine months ended 31 December 2013: SG&A expense increased 10.3% to $1,307.4 million for the nine months ended 31 December 2013 compared to the prior year periods. The nine months ended 31 December 2013 included $18 million of expenses related to Project Rejuvenate for post-employment benefits. SG&A spending for the current period reflects those resources and activities required to support Forest’s CMPs, particularly Forest’s newest products: Fetzima, Namenda XR, Linzess, Tudorza, Viibryd, Daliresp and Teflaro.

•

SG&A expense for fiscal 2013: SG&A expense increased 0.3% to $1,558.3 million in fiscal 2013 from $1,553.3 million in fiscal 2012. Fiscal 2013 spending reflects the resources and activities required to support Forest’s marketed products, including Linzess and Tudorza, each of which launched in fiscal 2013.

•

SG&A expense for fiscal 2012: SG&A expense increased during fiscal 2012. Fiscal 2012 spending reflects the resources and activities required to support Forest’s marketed products, including Teflaro, Daliresp and Viibryd, each of which launched in fiscal 2012.

•

R&D expense for the nine months ended 31 December 2013: R&D expense decreased 17.6% to $596.3 million for the nine months ended 31 December 2013 from the same periods last year. The nine months ended 31 December 2013 included $27 million of expenses related to Project Rejuvenate for post-employment benefits. The decrease was due to lower third party development costs and milestone and upfront payments in the current year periods. Excluding the milestone payments, upfront licensing payments, and Project Rejuvenate, R&D expense decreased $101.5 million or 16.8% for the nine months ended 31 December 2013.

•

R&D expense for fiscal 2013: R&D expense increased 20.9% to $963.6 million in fiscal 2013 from $796.9 million in fiscal 2012. R&D expense for fiscal 2013 included upfront licensing payments of $71.0 million and milestone payments of $61.5 million. R&D expense for fiscal 2012 included upfront licensing payments of $40.0 million and $59.6 million in development milestone expenses. Excluding milestones and upfront payments, R&D expense increased $133.8 million and was related to expenses for clinical trials.

•

R&D expense for fiscal 2012: R&D expense increased 11.3% to $796.9 million compared to the same period in fiscal 2011. R&D expense for fiscal 2012 included upfront licensing payments of $40.0 million and milestone payments of $59.6 million. Excluding milestone and upfront payments, R&D expense increased $124.8 million and was related to higher third party and internal and other development costs.

R&D

R&D expense from fiscal 2013, the nine months ended 31 December 2013 and the fourth quarter 2014 reflects the following:

•

Research and development for the fourth quarter 2014 was $192.0 million, including $32.4 million related to the Saphris and Aptalis acquisitions, compared with $240.3 million in last year’s fourth quarter. The fourth quarter 2014 and prior year quarter included $8.3 million and $17.0 million, respectively, in development milestone expenses and no upfront licensing payments. Excluding the impact from our newly acquired products and milestone payments, R&D expense decreased 32% for the current quarter.

•

In November 2004, Forest entered into an agreement with Richter for the North American rights to cariprazine, an oral D3/D2 partial agonist, and related compounds, being developed as an atypical antipsychotic for the treatment of schizophrenia, acute mania associated with bipolar disorder, bipolar depression and as an adjunct treatment for MDD. In October 2011 and February 2012, Forest reported preliminary top-line results from two Phase III studies of cariprazine in patients with acute mania associated with bipolar disorder. The data from both studies showed that cariprazine-treated patients with acute manic episodes experienced significant symptom improvement compared to placebo-treated patients. Also in February 2012, Forest reported the results of two Phase III studies of cariprazine in patients with schizophrenia showing that cariprazine-treated patients with schizophrenia experienced significant symptom improvement compared to placebo-treated patients. In November 2012, Forest filed a NDA with the FDA for cariprazine for those two indications. Forest is currently formulating a response to Forest’s recently received complete clinical response letter from the FDA regarding cariprazine. Cariprazine is also in Phase II development for bipolar depression and as an adjunct treatment for MDD. Forest expects to report the top-line results of these Phase II studies during the first half of calendar 2014.

•

Forest licensed the exclusive United States marketing rights to Tudorza from Almirall. Pursuant to the agreement, Almirall has also granted Forest certain rights of first negotiation for other Almirall respiratory products involving combinations with aclidinium (aclidinium bromide). Pursuant to such rights, Forest conducted the development of an FDC of aclidinium and the long acting beta-agonist, formoterol, for the treatment of COPD. In the second quarter of calendar 2013, Forest announced positive top-line Phase III clinical trial results from two studies of two dosage forms of this FDC: a 400/6mcg FDC and a 400/12mcg FDC. Both doses of the FDC were well tolerated in the studies. Based on comments provided by the FDA at a pre-NDA meeting, Forest has delayed Forest’s planned submission of a NDA for the FDC which was anticipated in the fourth quarter of calendar 2013. A revised submission date has not yet been determined and Forest anticipates meeting with the FDA to respond to their comments.

•

In June 2013, Forest reported positive top-line results from an 8-week pivotal Phase III clinical trial evaluating the efficacy and safety of an FDC of Bystolic, Forest’s proprietary beta-blocker launched in

January 2008, and the market’s leading angiotensin II receptor blocker, valsartan, for the treatment of patients with hypertension. Forest anticipates filing a NDA with the FDA in the first quarter of calendar 2014.

•

In November 2012, Forest entered into an agreement with Adamas for the development and commercialisation of an FDC of Namenda XR and donepezil HCl which will be a once a day daily therapy for the treatment of moderate to severe dementia of the Alzheimer’s type. Forest anticipates filing a NDA with the FDA during the first half of calendar 2014 and contingent upon FDA approval, the FDC is expected to launch in calendar year 2015. In addition, Forest has conducted clinical studies to evaluate the safety and effectiveness of memantine in the treatment of autism pursuant to the requirements of a Pediatric Written Request from the FDA.

•

In December 2009, Forest entered into an agreement with AstraZeneca to acquire additional rights to avibactam including co-development and exclusive commercialisation rights in the United States and Canada to products containing avibactam including the ceftazidime/avibactam combination. Avibactam is a novel broad-spectrum beta-lactamase inhibitor designed to be co-administered intravenously with select antibiotics to enhance their spectrum of activity by overcoming beta-lactamase related antibacterial resistance. Avibactam is currently being developed in combination with ceftazidime, a cephalosporin antibiotic. Data from two Phase II trials for ceftazidime/avibactam in patients with cIAI and cUTI demonstrated that ceftazidime/avibactam achieved high clinical cure rates and was well tolerated in patients with cIAI and cUTI. Based on the results of these studies, Forest and AstraZeneca initiated Phase III studies for ceftazidime/avibactam in patients with cIAI in December 2011 and in patients with cUTI in July 2012 which are currently ongoing. Forest expects results from the Phase III studies during the middle of calendar 2014. In September 2013, the FDA designated ceftazidime/avibactam as a QIDP. QIDP designation provides Forest certain incentives including priority review and eligibility with the FDA’s fast track programme, and a five-year extension of exclusivity under the Hatch-Waxman Act.

•

In December 2010, Forest entered into a licence agreement with Grünenthal for the co-development and commercialisation of GRT 6005 (“cebranopadol”) and its follow-on compound GRT 6006, both being small molecule analgesic compounds in development for the treatment of moderate to severe chronic pain conditions. Cebranopadol and GRT 6006 are novel first-in-class compounds with unique pharmacological and pharmacokinetic profiles that may enhance their effect in certain pain conditions. The unique mode of action of these compounds builds on the nociceptin receptor (NOP, also known as ORL-1) and, supported by the established mu opioid receptor, is believed to be particularly suitable for the treatment of moderate to severe chronic pain. Cebranopadol has successfully completed initial proof-of-concept studies in nociceptive and neuropathic pain with further Phase II studies currently ongoing prior to initiation of Phase III studies.

Many of Forest’s agreements require it to participate in joint activities and committees, the purpose of which is to make decisions along with its partners in the development of products. In addition, Forest has entered into several arrangements to conduct pre-clinical drug discovery.

From time to time, Forest performs a review of all developmental projects and re-evaluates its development priorities based on the regulatory and commercial prospects of the products in development. Forest considers the commercial potential of the products as well as the development and commercialisation costs necessary to achieve approval and successful launch. In certain situations Forest may discontinue a development programme based on this review.

In June 2012, Forest entered into an agreement with Nabriva Therapeutics (Nabriva) for the development of Nabriva’s novel antibacterial agent, BC-3781. Pursuant to this agreement, Forest conducted in collaboration with Nabriva, certain development activities related to BC-3781. During the first quarter of fiscal 2014 after a review of this development programme, Forest discontinued its collaborative development with Nabriva.

Business Environment

The pharmaceutical industry is highly competitive and subject to numerous government regulations. There is competition as to the sale of products, research for new or improved products and the development and application of competitive drug formulation and delivery technologies. There are many pharmaceutical companies in the United States and abroad engaged in the manufacture and sale of both proprietary and generic drugs of the kind which Forest sells, many of which have substantially greater financial resources than Forest does.

Forest also faces competition for the acquisition or licensing of new product opportunities from other companies. In addition, the marketing of pharmaceutical products is increasingly affected by the growing role of managed care organisations in the provision of health services.

Another competitive challenge Forest faces is from generic pharmaceutical manufacturers. Upon the expiration or loss of patent protection for a product, Forest may lose a major portion of sales of such product in a very short period. Generic pharmaceutical manufacturers also challenge product patents before their expiry.

Forest is also subject to government regulation which substantially increases the difficulty and cost incurred in obtaining the approval to market newly proposed drug products and maintaining the approval to market existing drugs.

Results of Operations

Net Sales—Product Sales Performance in the fourth quarter 2014

Net sales for the fourth quarter 2014 increased 33.8% to $1.0 billion, from $783.2 million in the prior year quarter. The increase in sales was driven by sales of Forest’s next generation products which increased $176.8 million or 69.6% to $431.1 million compared with the fourth quarter of fiscal 2013, as well as sales of products acquired with the purchase of Saphris and the acquisition of Aptalis which totaled $136.3 million in the fourth quarter 2014.

Central Nervous System Franchise

Namenda® (memantine HCl), an NMDA receptor antagonist for the treatment of moderate to severe Alzheimer’s disease, recorded sales of $379.2 million during the fourth quarter 2014, a decrease of 13.6% or $59.6 million from last year’s fourth quarter. Namenda XR® (once-daily memantine HCl), recorded sales of $72.5 million during the fourth quarter 2014. Namenda XR was launched in June 2013 and recorded sales of $37.8 million in the fiscal third quarter.

Viibryd® (vilazodone HCl), a selective serotonin reuptake inhibitor (SSRI) and a partial agonist at serotonergic 5-HT1A receptors for the treatment of adults with major depressive disorder (MDD), recorded sales of $52.8 million during the fourth quarter 2014, an increase of 18.4% from last year’s fourth quarter.

Fetzima™ (levomilnacipran extended release capsules), a once-daily serotonin norepinephrine reuptake inhibitor (SNRI) for the treatment of adults with MDD, recorded sales of $3.7 million the fourth quarter 2014. Fetzima was commercially launched in December 2013 and recorded initial trade stocking of $8.0 million.

Saphris® (asenapine sublingual tablets), a twice-daily atypical antipsychotic for the treatment of adult patients with schizophrenia or acute bipolar mania, was commercially re-launched by the Company in February 2014 following its acquisition from Merck which was completed in January 2014. Sales for the fourth quarter 2014totaled $27.9 million.

Respiratory Franchise

Tudorza® (aclidinium bromide inhalation powder), an anticholinergic indicated for the long-term maintenance treatment of bronchospasm associated with COPD, recorded sales of $25.3 million during the fourth quarter 2014, compared with sales of $10.8 million in last year’s fourth quarter. Tudorza was launched in December 2012.

Daliresp® (roflumilast), a PDE4 enzyme inhibitor for the treatment to reduce the risk of exacerbations in patients with chronic obstructive pulmonary disease (COPD), recorded sales of $29.6 million the fourth quarter 2014, an increase of 27.7% from last year’s fourth quarter.

Gastrointestinal Franchise

Linzess® (linaclotide), a guanylate cyclase agonist for the treatment of both irritable bowel syndrome with constipation and chronic idiopathic constipation in adults, recorded sales of $60.8 million during the fourth quarter 2014 compared with sales of $4.5 million in last year’s fourth quarter. Linzess was launched in December 2012.

Aptalis Product Line sales totaled $108.4 million in the fourth quarter 2014 after Forest completed its acquisition of Aptalis in February 2014. The products acquired include Canasa® (mesalamine, USP) for the treatment of mild to moderately ulcerative proctitis, which recorded sales of $23.5, Zenpep® (pancrelipase), for the treatment of exocrine pancreatic insufficiency, which had sales of $19.9 million, and Carafate® (sucralfate), for the short-term treatment of duodenal ulcers, which recorded sales of $21.5 million. Forest re-launched the Aptalis product line in the first week of April.

Bystolic® (nebivolol), a beta-blocker for the treatment of hypertension, recorded sales of $142.9 millionin in the fourth quarter 2014, an increase of 8.3% over the year-ago period.

Teflaro® (ceftaroline fosamil), a broad-spectrum bactericidal cephalosporin antibiotic for the treatment of adults with community-acquired bacterial pneumonia and with acute bacterial skin and skin structure infections, recorded sales of $18.9 million in the fourth quarter 2014, an increase of 44.5% over last year’s fourth quarter.

Savella® (milnacipran HCl), a selective serotonin norepinephrine dual reuptake inhibitor for the management of fibromyalgia, recorded sales of $24.6 million in the fourth quarter 2014 compared with sales of $26.1 million in last year’s fourth quarter, a decrease of 6.0% from last year’s fourth quarter.

Contract and Other Revenue totaled $44.0 million in the fourth quarter of 2014 compared to $30.6 million in the prior year fourth quarter. Benicar® (olmesartan medoxomil) co-promotion income totaled $28.4 million compared to $24.5 million in last year’s fourth quarter. Per the agreement with Daichi Sankyo, Forest received a residual royalty through the end of March 2014. Contract and Other Revenue also included $10.0 million from the sale of product rights and $2.5 million related to the approval of linaclotide in Mexico. Forest obtained rights to linaclotide in Mexico through its collaboration agreement with Ironwood Pharmaceuticals, Inc. and subsequently sub-licensed those rights to Almirall. Forest will receive a royalty on sales of the product in Mexico.

Cost of Sales as a percentage of net sales was 23.8% compared with 22.7% in the fourth quarter of 2014, impacted by an inventory revaluation related to the Aptalis transaction.

Selling, General and Administrative (SG&A) expense for the fourth quarter of 2014 was $678.8 million as compared to $372.7 million in the year-ago quarter. Excluding specified items (i.e. amortisation arising from business combinations and acquisitions of product rights, Project Rejuvenate (as referred to in Forest’s Current Report on Form 8-K filed with the SEC on 29 April 2014), Aptalis acquisition and integration costs and write-off of the Nabriva note receivable) of $197.9 million, Aptalis SG&A of $35.4 million and a $33.8 million increase related to the Ironwood collaboration as the commercialisation pool has now turned profitable, SG&A spending is effectively flat to last year. Project Rejuvenate and the Aptalis integration are essentially complete, and the savings will begin to be recognised beginning in fiscal 2015.

Research and Development for the fourth quarter 2014 was $192.0 million, including $32.4 million related to the Saphris and Aptalis acquisitions, compared with $240.3 million in last year’s fourth quarter. The fourth quarter 2014 and the fourth quarter of 2014 included $8.3 million and $17.0 million, respectively, in development milestone expenses and no upfront licensing payments. Excluding the impact from our newly acquired products and milestone payments, R&D expense decreased 32% for the current quarter.

Income Tax Benefit the fourth quarter of 2014 was $124.7 million primarily due to Project Rejuvenate and the Aptalis acquisition, non-operating discrete tax adjustments, and the mix of earnings between the U.S. and lower-taxed foreign jurisdictions.

Reported Net Income for the the fourth quarter of 2014 was $54.1 million or $0.20 per diluted share compared to $45.4 million or $0.17 per diluted share reported for last year’s fourth quarter.

Diluted Weighted Average Shares Outstanding at the fourth quarter of 2014 was approximately 277,082,000.

Nine Months Ended 31 December 2013 Compared to Nine Months Ended 31 December 2012

Revenue

Net sales increased $333.3 million or 15.7% to $2,455.1 million during the nine months ended 31 December 2013 primarily due to increases in sales of Forest’s next generation products including Bystolic, Viibryd, Linzess, Daliresp, Namenda XR, Tudorza, Teflaro and Fetzima, partially offset by the decline in Lexapro sales. Excluding Lexapro sales, net sales increased $437.3 million or 22.5% for the nine months ended 31 December 2013 compared to the prior year period. The following table and commentary presents net sales of Forest’s products compared to the prior year:

	31 December

Key Marketed Products	2012	2013	Change	% Change
(Amounts in thousands, except percentages)
Namenda	$1,157,581	$1,081,818	$75,763	7.0%
Bystolic	386,740	323,132	63,608	19.7
Viibryd	146,251	117,930	28,321	24.0
Linzess	114,251	19,227	95,024	494.2
Daliresp	75,319	54,770	20,549	37.5
Savella	74,153	78,459	(4,306)	(5.5)
Namenda XR	63,229	—	63,229	—
Tudorza	53,062	12,191	40,871	335.3
Teflaro	51,398	30,906	20,492	66.3
Fetzima	8,036	—	8,036	—
Lexapro	71,060	175,039	(103,979)	(59.4)
Other Products	253,986	228,278	25,708	11.3

Total	$2,455,066	$2,121,750	$333,316	15.7%

Sales of Namenda increased $75.8 million or 7.0% to $1,157.6 million for the nine months ended 31 December 2013 as compared to same period last year. This increase was driven by price increases partially offset by a decline in volume attributable to the conversion to Namenda XR.

In June 2013 Forest launched its newest product Namenda XR, which recorded sales of $63.2 million for the nine months ended 31 December 2013.

Bystolic sales increased 19.7% or $63.6 million for the nine months ended 31 December 2013 compared to the same period last year, driven by price increases and modest volume growth.

Sales of Viibryd totalled $146.3 million for the nine months ended 31 December 2013 and $117.9 million in the same period last year. The increase year over year was driven primarily by increased volume.

Linzess recorded sales of $114.3 million for the nine months ended 31 December 2013 compared to $19.2 million in the same period last year. The increase year over year was driven by increased volume. Linzess launched in December 2012.

Daliresp achieved sales of $75.3 million for the nine months ended 31 December 2013 and $54.8 million in the same period last year. The increase year over year was driven by increased volume.

Tudorza achieved sales of $53.1 million for the nine months ended 31 December 2013 and $12.2 million in the same prior year period. The increase year over year was driven by increased volume. Tudorza launched in December 2012.

Teflaro achieved sales of $51.4 million and $30.9 million for the nine months ended 31 December 2013 and 31 December 2012, respectively. The increase year over year was due to increased volume.

Fetzima was launched during the current period and recorded sales of $8.0 million of initial trade stocking.

Sales of Lexapro (escitalopram oxalate), Forest’s SSRI for the initial and maintenance treatment of MDD in adults and adolescents and generalised anxiety disorder in adults, totalled $71.1 million for the nine months ended 31 December 2013, a decrease of $104.0 million from the same prior year period. The decrease in Lexapro sales was due to the expected continued deterioration of sales of the product after the expiration of its market exclusivity in March 2012.

Contract revenue for the nine months ended 31 December 2013 decreased to $99.6 million as compared to $158.4 million in the same period last year. Contract revenue in the prior year included $51.3 million of income from a distribution agreement with Mylan pursuant to which Mylan was authorised to sell a generic version of Lexapro and Forest received a portion of profits on those sales. There was no contribution from generic Lexapro royalties this year due to the full genericisation of Lexapro. Contract revenue also included Benicar co-promotion income of $93.2 million and $101.6 million for the nine months ended 31 December 2013 and 2012, respectively. Forest will continue to earn Benicar co-promotion income through March 2014.

Expenses

	Nine Months Ended 31 December
	2012	2013	Change	% Change
(Amounts in thousands, except percentages)
Cost of sales	$471,257	$511,355	$40,098	8.5%
SG&A	1,185,578	1,307,408	121,830	10.3
R&D	723,295	596,288	(127,007)	(17.6)

Total	$2,380,130	$2,415,051	$34,921	1.5%

Cost of goods sold was $511.4 million for the nine months ended 31 December 2013 as compared to $471.3 million for the nine months ended 31 December 2012. Cost of sales as a percentage of total revenue was 20.0% for the nine months ended 31 December 2013, as compared to 20.7% for the nine months ended 31 December 2012. The decrease in the current year periods was due to a change in product mix and more favourable margins for certain products. Cost of sales includes royalties related to Forest’s products. In the case of Forest’s principal products subject to royalties, which includes the Namenda franchise, these royalties are in the range of 15% to 25%.

For the nine months ended 31 December 2013, SG&A expense increased 10.3% to $1,307.4 million compared to $1,185.6 million for the same prior year period. During December 2013 Forest commenced Project Rejuvenate, a cost savings initiative with a goal of streamlining operations and reducing operating expenses. For the nine month period, Forest recorded $18 million of expenses in SG&A related to Project Rejuvenate for post-employment benefits. SG&A expense for the nine months ended 31 December 2013 also includes the write-off of the $26.2 million note receivable related to the termination of the Nabriva development programme. Excluding these charges, total SG&A expense for the nine months ended 31 December 2013 increased 6.5%, respectively, compared to same periods last year. Forest’s current level of spending reflects the resources and activities required to support its CMPs, particularly its newest products, Fetzima, Namenda XR, Linzess, Tudorza, Viibryd, Daliresp and Teflaro.

R&D expense decreased 17.6% to $596.3 million for the nine months ended 31 December 2013, from $723.3 million for the same periods last year. R&D expense includes $27 million in expense associated with Project Rejuvenate for the nine months ended 31 December 2013. R&D expense comprises third party development costs, internal and other development costs and milestone and upfront charges. Excluding milestone payments, upfront licensing payments, and Project Rejuvenate, R&D expense decreased $101.5 million or 16.8% for the nine months ended 31 December 2013 compared to the prior year periods.

For the nine months ended 31 December 2012 and 2013, R&D expense by category was as follows:

	Nine Months Ended 31 December
Category	2012	2013
(Amounts in thousands)	(Unaudited)
Third party development costs	$335,347	$247,490
Internal and other development costs	267,479	253,798
Milestone and upfront payments	120,469	68,000
Project Rejuvenate	—	27,000

Total R&D expense	$723,295	$596,288

Third party development costs are incurred for clinical trials performed by third parties on Forest’s behalf with respect to products in various stages of development. For the three and nine months ended 31 December 2013, third party development costs were largely related to clinical trials for nebivolol/valsartan, aclidinium/formoterol, vilazodone, memantine and ceftazidime/avibactam. For the same period last year, third party development costs were largely related to clinical trials for nebivolol/valsartan, aclidinium/formoterol, vilazodone, cariprazine and roflumilast. Internal and other development costs are primarily associated with activities performed by internal research personnel.

Milestone and upfront charges are incurred upon consummation of new licensing agreements and achievement of certain development milestones. The nine months ended 31 December 2013 included $68.0 million in milestone payments and no upfront payments. The nine months ended 31 December 2012, included $44.5 million in milestone payments and $76.0 million in upfront payments. During the quarter ended 31 December 2012, Forest made an upfront payment of $65.0 million to Adamas for the development and commercialisation of a FDC of Namenda XR and donepezil CHI which will be a daily therapy for the treatment of moderate to severe dementia of the Alzheimer’s type.

Many of Forest’s agreements require Forest to participate in joint activities and committees, the purpose of which is to make decisions along with its partners in the development of products. In addition, Forest has entered into several arrangements to conduct pre-clinical drug discovery.

Forest’s effective tax rate was 19.5% and 26.9% for the nine-month periods ended 31 December 2013, respectively, as compared to 16.6% and (2.5%) for the same periods last year. The increase in the current nine-month periods compared to last year was primarily due to a change in the mix of earnings by jurisdiction, the expiration of the U.S. Research & Experimentation Tax Credit as of 31 December 2013, the write-off of a note receivable related to the termination of the Nabriva development programme, partially offset by the impact of Project Rejuvenate.

Year Ended 31 March 2013 Compared to Year Ended 31 March 2012

Revenue

Net sales decreased $1.5 billion or 33.9% to $2.9 billion in fiscal 2013 primarily driven by a decline in Lexapro sales, partially offset by the increases in sales of Forest’s key marketed products which included Namenda IR, Bystolic, Linzess, Tudorza, Viibryd, Daliresp, Savella and Teflaro. The decrease in Lexapro sales was due to the expiration of its market exclusivity in March 2012. Excluding Lexapro sales, net sales increased $448.1 million or 19.8% for fiscal 2013 compared to fiscal 2012. The following table and commentary presents net sales of Forest’s key products in fiscal 2013 compared to fiscal 2012:

	Fiscal Year Ended 31 March
Key Marketed Products	2012	2013	Change	% Change
(Amounts in thousands, except percentages)
Namenda IR	$1,390,307	$1,520,640	$130,333	9.4%
Bystolic	347,772	455,092	107,320	30.9
Viibryd	56,507	162,511	106,004	187.6
Savella	102,812	104,587	1,775	1.7
Daliresp	31,203	77,924	46,721	149.7
Teflaro	22,449	44,010	21,561	96.0
Linzess	—	23,728	23,728	—
Tudorza	—	22,996	22,996	—
Lexapro	2,130,624	194,939	(1,935,685)	(90.9)
Other Products	310,874	298,509	(12,365)	(4.0)

Total	$4,392,548	$2,904,936	$(1,487,612)	(33.9)%

Sales of Namenda IR increased $130.3 million or 9.4% to $1.5 billion in fiscal 2013 as compared to $1.4 billion in fiscal 2012. This increase was primarily driven by price increases. During fiscal 2013, Namenda IR experienced a decline in volume driven by changes in prescribing behaviour in the long-term care setting.

Bystolic grew 30.9%, an increase of $107.3 million to $455.1 million in fiscal 2013 as compared to $347.8 million in fiscal 2012 due to increased sales volume and pricing.

Linzess recorded sales of $23.7 million in fiscal 2013.

Tudorza recorded sales of $23.0 million in fiscal 2013.

Sales of Viibryd totalled $162.5 million in fiscal 2013 and $56.5 million in fiscal 2012. The increase year over year was driven primarily by increased volume.

Daliresp achieved sales of $77.9 million in fiscal 2013 and $31.2 million in fiscal 2012. The increase year over year was driven by increased volume.

Teflaro achieved sales of $44.0 million and $22.4 million in fiscal 2013 and 2012, respectively. The increase year over year was due to increased sales volume.

Sales of Lexapro were $194.9 million in fiscal 2013, a decrease of $1.9 billion from fiscal 2012. Lexapro’s patent exclusivity expired in March 2012 and Lexapro has since faced generic competition, which has significantly eroded sales.

Contract revenue for fiscal 2013 increased to $189.1 million compared to $155.2 million in fiscal 2012. The increase was driven by income from the distribution agreement with Mylan. In mid-September 2012, the 180 day Hatch-Waxman period for Lexapro for the first filing generic manufacturer ended, clearing the way for full generic competition.

Expenses

	Fiscal Year Ended 31 March
(Amounts in thousands, except percentages)	2012	2013	Change	% Change
	(Audited)
Cost of sales	$998,087	$649,083	$(349,004)	(35.0)%
SG&A	1,553,337	1,558,306	4,969	0.3
R&D	796,932	963,594	166,662	20.9

Total	$3,348,356	$3,170,983	$(177,373)	(5.3)%

Cost of sales decreased $349.0 million or 35.0% due to lower net sales. Cost of sales as a percentage of net sales was 22.3% in fiscal 2013, as compared to 22.7% in fiscal 2012. Cost of sales includes royalties related to Forest’s products. In the case of Forest’s principal products subject to royalties, which includes Namenda IR, these royalties are in the range of 15% to 25%.

SG&A expense increased 0.3% to $1,558.3 million in fiscal 2013 from $1,553.3 million in fiscal 2012. Fiscal 2013 and 2012 spending reflects the resources and activities required to support Forest’s CMPs including products launched in fiscal 2012: Teflaro, Viibryd and Daliresp. The fiscal 2013 increase was driven by the launches of Forest’s newest products Linzess and Tudorza.

R&D expense increased 20.9% to $963.6 million in fiscal 2013 from $796.9 million in fiscal 2012. R&D expense comprises third party development costs, internal and other development costs and milestone and upfront charges. For the years ended 31 March 2013 and 2012, R&D expense by category was as follows:

	Fiscal Year Ended 31 March
Category	2012	2013
(Amounts in thousands)	(Unaudited)
Third party development costs	$373,082	$472,383
Internal and other development costs	324,266	358,741
Milestone and upfront payments	99,584	132,470

Total R&D expense	$796,932	$963,594

Third party development costs are incurred for clinical trials performed by third parties on Forest’s behalf with respect to products in various stages of development. In fiscal 2013, these costs were largely related to clinical trials for nebivolol/valsartan, aclidinium/formoterol, vilazodone, memantine and ceftazidime/avibactam. Internal and other development costs are primarily associated with activities performed by internal research personnel.

Milestone and upfront charges are incurred upon consummation of new licensing agreements and achievement of certain development milestones. Fiscal 2013 included upfront licensing agreement payments of $71.0 million and milestone payments of $61.5 million. During the third quarter of fiscal 2013, Forest made an upfront payment of $65.0 million to Adamas for the development and commercialisation of a FDC of Namenda XR and donepezil HCl which will be a daily therapy for the treatment of moderate to severe dementia of the Alzheimer’s type and $61.5 million in development milestone expenses. Fiscal 2012 included $40.0 million in upfront payments and $59.6 million in development milestone expenses.

Forest’s effective tax rate increased to 28.4% in fiscal 2013 as compared to 20.9% in fiscal 2012. The effective tax rate for fiscal 2013 was higher compared to fiscal 2012 due primarily to reinstatement of the U.S. R&D Tax Credit as of 2 January 2013 (retroactive to 1 January 2012) and a change in the mix of earnings by jurisdiction partially offset by the Adamas licence agreement and various other tax matters. Effective tax rates can be affected by ongoing tax audits.

Year Ended 31 March 2012 Compared to Year Ended 31 March 2011

Revenue

Net sales increased $179.4 million or 4.3% to $4.4 billion in fiscal 2012 from $4.2 billion in fiscal 2011 primarily due to strong sales of Forest’s key marketed products. The following table and commentary present net sales of Forest’s key products for fiscal 2012 compared to fiscal 2011:

	Fiscal Year Ended 31 March
Key Marketed Products	2011	2012	Change	% Change
(Amounts in thousands, except percentages)	(Unaudited)
Lexapro	$2,315,879	$2,130,624	$(185,255)	(8.0)%
Namenda IR	1,266,753	1,390,307	123,554	9.8
Bystolic	264,322	347,772	83,450	31.6
Savella	90,238	102,812	12,574	13.9
Viibryd	—	56,507	56,507	—
Daliresp	—	31,203	31,203	—
Teflaro	2,716	22,449	19,733	726.5
Other Products	273,218	310,874	37,656	13.8

Total	$4,213,126	$4,392,548	$179,422	4.3%

Sales of Lexapro were $2.1 billion in fiscal 2012, a decrease of $185.3 million from fiscal 2011, of which $429.7 million was due to volume decreases offset by price increases of $244.4 million. Lexapro faced generic competition in March 2012, which significantly eroded sales.

Sales of Namenda IR grew 9.8%, an increase of $123.6 million to $1.4 billion in fiscal 2012 as compared with fiscal 2011, of which $102.2 million was due to price increases and $21.4 million was due to volume increases.

Bystolic grew 31.6%, an increase of $83.5 million to $347.8 million in fiscal 2012 over the $264.3 million in fiscal 2011 primarily due to increased sales volume.

Sales of Savella grew 13.9% to achieve sales of $102.8 million in fiscal 2012 as compared to $90.2 million in fiscal 2011. The increase of $12.6 million in 2012 as compared to the same period in 2011 was comprised of $8.8 million of volume increases and $3.8 million of price increases.

Teflaro was launched in March 2011 and achieved sales of $22.4 million and $2.7 million in fiscal 2012 and 2011, respectively. The increase year over year was due to increased sales volume.

Daliresp and Viibryd became available to patients during the June 2011 quarter and were formally launched in August 2011. These products generated sales of $31.2 million and $56.5 million, respectively, for the year ended 31 March 2012.

Contract revenue for fiscal 2012 decreased to $155.2 million compared to $165.4 million in fiscal 2011, primarily due to a gradually reducing residual royalty rate from Daiichi Sankyo, Inc. for Benicar, slightly offset by income from Forest’s authorised generic sales of Lexapro.

Expenses

	Fiscal Year Ended 31 March
	2011	2012	Change	% Change
(Amounts in thousands, except percentages)	(Audited)
Cost of sales	$963,981	$998,087	$34,106	3.5%
SG&A	1,402,111	1,553,337	151,226	10.8
R&D	715,872	796,932	81,060	11.3

Total	$3,081,964	$3,348,356	$266,392	8.6%

In fiscal 2012, cost of sales increased $34.1 million or 3.5% over fiscal 2011 due to higher net sales. Cost of sales as a percentage of net sales was 22.7% in fiscal 2012 as compared with 22.9% in fiscal 2011. Cost of sales includes royalties related to Forest’s products. In the case of Forest’s principal products subject to royalties, which included Namenda IR, these royalties were in the range of 15% to 25%.

SG&A expense increased 10.8% to $1.6 billion in fiscal 2012 from $1.4 billion in fiscal 2011. Fiscal 2011 included a charge of $148.4 million related to the settlement with the DoJ. Excluding this one-time charge, SG&A expense increased 23.9% in fiscal 2012 primarily due to launch costs for Teflaro, Daliresp and Viibryd.

R&D expense increased 11.3% to $796.9 million in fiscal 2012 from $715.9 million in fiscal 2011. R&D expense comprises third party development costs, internal and other development costs and milestone and upfront charges. For the years ended 31 March 2012 and 2011, R&D expense by category was as follows:

	Fiscal Year Ended 31 March
Category	2011	2012
(Amounts in thousands)	(Unaudited)
Third party development costs	$293,566	$373,082
Internal and other development costs	278,962	324,266
Milestone and upfront payments	143,344	99,584

Total R&D expense	$715,872	$796,932

Third party development costs are incurred for clinical trials performed by third parties on Forest’s behalf with respect to products in various stages of development. In fiscal 2012, these costs were largely related to clinical trials for cariprazine, aclidinium, nebivolol and levomilnacipran. Internal and other development costs are primarily associated with activities performed by internal research personnel.

Milestone and upfront charges are incurred upon consummation of new licensing agreements and achievement of certain development milestones. Fiscal 2012 included $40.0 million of upfront payments and $59.6 million of development milestone expenses. Fiscal 2011 included total licensing payments of $116.1 million: $50.0 million to TransTech for the rights to TTP399; and $66.1 million to Grünenthal for the rights to GRT 6005 and GRT 6006. Fiscal 2011 also included development milestone expenses of $27.2 million.

Forest’s effective tax rate decreased to 20.9% in fiscal 2012 as compared to 21.8% in fiscal 2011. The effective tax rate for fiscal 2012 was lower compared to fiscal 2011 due primarily to a higher proportion of earnings generated in lower taxed foreign jurisdictions as compared to the United States. Effective tax rates can be affected by ongoing tax audits.

Inflation has not had a material effect on Forest’s operations for any periods presented.

Financial Condition and Liquidity

The following is a discussion of financial condition and liquidity with respect to working capital:

	As of 31 March		As of 31 December
	2011	2012	2013	2013
	(In millions)
Working capital	$4,322	$2,686	$1,950	$3,253

Net current assets increased $1,303.0 million from 31 March 2013 due to an increase in cash and cash equivalents of $1,386.8 million, an increase in inventory of $44.1 million and an increase in prepaid and other current assets of $51.6 million. These increases were offset by a decrease in accounts receivable of $108.2 million, a decrease in short term marketable securities of $37.5 million and an increase in net current liabilities of $42.3 million. The increase in cash and cash equivalents was driven by cash proceeds from the issuance of Forest’s $1.2 billion 5.00% Senior Notes during the third quarter of fiscal 2014. Also driving the increase in cash and cash equivalents was cash provided by operating activities of $330.9 million, cash generated by financing activities excluding the proceeds from the notes of $66.0 million and the sale of property, plant and equipment of $13.8 million. These increases were partially offset by purchases of plant, property and equipment of $75.9 million, net purchases of marketable securities of $60.8 million, trademark purchases of $44.5 million, the purchase of $30.0 million of Trevena, Inc. preferred stock, and $19.2 million of funding to moksha8. Cash, cash equivalents and investments collectively increased by $1,463.6 million. Cash and cash equivalents, and marketable securities decreased by $1.2 billion in fiscal 2012 primarily due to $1.3 billion of acquisition costs related to the purchase of Clinical Data, completed in April 2011, the cumulative purchase of $850.0 million of Forest’s common stock, and the buyout of the Bystolic royalties from Janssen, for $357.0 million, offset by cash generated by operating activities.

Net current assets decreased by $736.3 million during fiscal 2013, driven by a decrease in cash of $643.8 million, a decrease in short term marketable securities of $108.4 million and an increase in accruals of $94.8 million; offset by an increase in inventory of $95.8 million. Cash decreased during fiscal 2013 due to net purchases of marketable securities of $507.3 million, payment of milestones for the approval of Linzess and Tudorza of $85.0 million and $40.0 million, respectively, capital expenditures of $64.4 million and funding provided to moksha8 and Nabriva of $108.1 million. These decreases were offset by cash generated from operating activities of $135.1 million. Cash, cash equivalents and investments collectively decreased by $126.1 million.

Of Forest’s total cash, cash equivalents, and marketable securities positions, approximately 32% (or $1.4 billion), 17% (or $547.1 million), 4% (or $134.2 million) and 35% (or $1,550.5 million) were domiciled domestically at 31 March 2011, 31 March 2012, 31 March 2013 and 31 December 2013, respectively. Approximately $3.0 billion, $2.6 billion, $2.9 billion and $2.9 billion were held in low tax jurisdictions at 31 March 2011, 31 March 2012, 31 March 2013, and 31 December 2013, respectively, and were attributable to earnings that are expected to be indefinitely reinvested offshore. Forest invests funds in variable rate demand notes that have major bank liquidity agreements, municipal bonds and notes, government agency bonds, commercial paper, corporate bonds, certificates of deposit, and auction rate securities. Cash repatriations are subject to restrictions in certain jurisdictions and may be subject to withholding and other taxes. Forest continues to actively seek opportunities to further develop foreign operations through strategic alliances, business acquisitions, collaboration agreements, and other investing activities including working capital and capital expenditures. Forest expects cash generated by Forest’s United States operations, together with existing cash, cash equivalents, marketable securities, the proceeds from Forest’s debt offerings, its $750 million revolving credit facility and access to capital markets to be sufficient to cover cash needs for Forest’s United States operations including common stock repurchases, strategic alliances and acquisitions, milestone payments, working capital and capital expenditures.

In fiscal 2012, net inventories decreased $153.2 million primarily due to a decrease in Lexapro inventory as Forest managed its inventory to appropriate levels to support Lexapro sales post its March 2012 patent expiration.

In fiscal 2013, net inventories increased $95.8 million during fiscal 2013 in order to support continued demand for Forest’s products, as well as the launch of Linzess and Tudorza in the third quarter of fiscal 2013. Net inventories increased $44.1 million during the nine months ended 31 December 2013, in order to support continued demand for Forest’s products, as well as the launch of Fetzima and Namenda XR during fiscal year 2014. Forest believes that current inventory levels are adequate to support continued demand for its products.

Accounts payable decreased $36.5 million to $154.3 million at 31 March 2012 compared to 31 March 2011 primarily due to the payment in the September 2011 quarter, to the IRS of the Branded Prescription Drug Fee for calendar 2011. Accrued expenses decreased $1.6 million to $745.5 million at 31 March 2012 from the same period last year primarily due to normal operating activities. As of 31 March 2013, accounts payable was higher compared to prior years due to normal operating activities and accrued expenses and other liabilities increased from 31 March 2012 primarily due to increased timing differences as well as increased royalties associated with some of Forest’s newer products including Daliresp, Tudorza and Viibryd. In the nine months ended 31 December 2013, accounts receivable decreased $108.2 million primarily due to lower trade receivables.

Property, plant and equipment increased during all periods presented as Forest continued to invest in its technology and facilities. This increase was partially offset by the sale of one of Forest’s Long Island, New York facilities during the second quarter of fiscal year 2014

Contractual Obligations

The following table shows Forest’s contractual obligations related to lease obligations and inventory purchase and other commitments as of 31 March 2013 (and does not give effect to the notes offered hereby or the use of proceeds therefrom):

	Payments due by Period
	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
	(Amounts in thousands)
Operating lease obligations	$43,836	$63,553	$39,247	$93,109	$239,745
Inventory purchase commitments and other	125,371	—	—	—	125,371

	$169,207	$63,553	$39,247	$93,109	$365,116

Potential future development milestone payments to third parties under Forest’s collaboration and licence agreements of approximately $681.0 million were not included in the contractual obligations table as they are contingent on the achievement of certain specific R&D milestones (approximately $232.0 million) and regulatory approval (approximately $449.0 million) milestones. The specific timing of such development milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur). Further, under the terms of certain licensing agreements, Forest may be obligated to pay sales milestones contingent upon the achievement of specific sales levels. For commercially launched products Forest may be obligated to pay commercial milestones up to $290.0 million in the future.

Forest’s income tax liabilities are not included in this table because Forest cannot be certain as to when they will become due.

Off-Balance Sheet Arrangements

As of 31 December 2013, Forest had no off-balance sheet arrangements.

Critical Accounting Policies

Forest believes the following accounting policies are important in understanding its financial condition and results of operations and should be considered an integral part of the financial review. See the notes to Forest’s consolidated financial statements for the three years ended 31 March 2013 for further policies to which its operations and financial statements are subject.

Business Combinations

Forest accounts for business combinations under the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair values as of the acquisition date in Forest’s consolidated financial statements. The determination of estimated fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the excess of the purchase price over the fair value of the acquired net assets, where applicable, is recorded as goodwill. The results of operations of an acquired business are included in Forest’s consolidated financial statements from the date of acquisition. Costs associated with the acquisition of a business are expensed in the period incurred.

Collaboration Arrangements

Forest accounts for collaboration arrangements in accordance with Accounting Standards Codification Topic 808—“Collaborative Arrangements” pursuant to which payments to and receipts from Forest’s collaboration partners are presented in Forest’s statement of operations based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable guidance.

Estimates and Assumptions

The financial statements are prepared in conformity with U.S. GAAP which requires Forest to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of each period and of revenues and expenses during the reporting periods. Situations where estimates are required to be made include, but are not limited to, accounting for business combinations, sales allowances, returns, rebates and other pricing adjustments, depreciation, amortisation, tax assets and liabilities, restructuring reserves and certain contingencies. Actual results may vary from estimates. Forest reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments necessary.

Goodwill and Intangible Assets

Goodwill and intangible assets are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, a charge is recorded in the statement of operations in that period, to adjust the carrying value of the related asset. Additionally, goodwill is subject to an impairment test at least annually.

Revenue Recognition

Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organisations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, Forest’s adjustments for actual settlements have not been material. If estimates are not representative of actual settlements, results could be materially affected.

Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognised as a direct reduction of such revenue. These accruals are estimated based on available information including third party data regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expenses. Adjustments to estimates are recorded when management becomes aware of a change of circumstances or when customer credits are issued or payments are made to third parties. There were no material adjustments to these estimates in the periods presented.

Deductions for chargebacks (primarily discounts to group purchasing organisations and federal government agencies) closely approximate actual deductions as these deductions are settled generally within two to three weeks of incurring the liability.

The sensitivity of estimates can vary by programme and type of customer. However, estimates associated with Medicaid and contract rebates are most at risk for adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, generally an interval that can range up to one year. Because of this time lag, in any given quarter, adjustments to actuals may incorporate revisions of prior quarters.

Provisions for Medicaid and contract rebates during a period are recorded based upon the actual historical experience ratio of rebates paid and actual prescriptions written. The experience ratio is applied to the period’s sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the experience ratios used are as current as practicable. As appropriate, Forest will adjust the ratio to more closely match the current experience or expected future experience. In assessing this ratio, Forest considers current contract terms, such as the effect of changes in formulary status, discount rate and utilisation trends. Periodically, the accrual is adjusted based upon actual payments made for rebates. If the ratio is not indicative of future experience, results could be affected. Rebate accruals for Medicaid were $39.0 million at 31 December 2013 and $38.4 million at 31 March 2013. Commercial discounts and other rebate accruals were $250.9 million at 31 December 2013 and $191.8 million at 31 March 2013. Accruals for chargebacks, discounts and returns were $71.2 million at 31 December 2013 and $63.2 million at 31 March 2013.

The following table summarises the activity in the accounts related to accrued rebates, sales returns and discounts:

	31 March			31 December
	2011	2012	2013	2013	2012
(Amounts in thousands)	(Unaudited)			(Unaudited)
Beginning balance	$301,382	$330,998	$270,505	$293,411	$270,505
Provisions for rebates	699,920	821,148	628,455	327,633	503,985
Settlements	(662,798)	(869,571)	(618,103)	(275,247)	(453,882)

	37,122	(48,423)	10,352	52,386	50,103
Provisions for returns	9,045	11,951	19,275	18,343	16,572
Change in estimate	(5,600)	—	—	—	—
Settlements	(12,463)	(13,108)	(16,134)	(13,249)	(11,469)

	(9,018)	(1,157)	3,141	5,094	5,103
Provision for chargebacks and discounts	370,108	386,646	335,795	172,591	259,176
Change in estimate	—	2,000	—	—	—
Settlements	(368,596)	(399,559)	(326,382)	(172,744)	(254,222)

	1,512	(10,913)	9,413	(153)	(4,954)
Ending balance	$330,998	$270,505	$293,411	$350,738	$330,665

Forest’s policy relating to the supply of inventory at wholesalers is to maintain stocking levels of up to three weeks and to keep monthly levels consistent from year to year, based on patterns of utilisation. Forest has historically closely monitored wholesale customer stocking levels by purchasing information directly from customers and by obtaining other third party information. Unusual or unexpected variations in buying patterns or utilisations are investigated.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesale inventories, which as described above, are closely monitored and historically have not resulted in increased product returns.

Income Taxes

Forest accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Uncertain Tax Positions

Forest recognises the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognised in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realised upon ultimate resolution.

Part IX

FINANCIAL INFORMATION ON ACTAVIS

1.	INCORPORATION BY REFERENCE

Actavis

The audited financial statements contained in Actavis’ Annual Reports on Form 10-K for the fiscal years ended 31 December 2013, (together with exhibit 99.1 to Actavis’ Current Report on Form 8-K filed with the SEC on 20 May 2014 in respect of the fiscal year ended 31 December 2013), 2012 and 2011, together with the unqualified independent audit reports in respect of those financial statements, that Actavis previously filed with the SEC are incorporated by reference into this Prospectus.

The financial information contained in this Prospectus has been prepared in accordance with U.S. GAAP. As a matter of Irish law, Actavis may continue to prepare its financial information in accordance with U.S. GAAP for financial years up to and ending at the latest on 31 December 2020.

The unaudited financial statements contained in Actavis’ Quarterly Report on Form 10-Q that Actavis filed with the SEC on 5 May 2014 are incorporated by reference into this Prospectus.

References throughout this Part IX (Financial Information on Actavis) to “Actavis” refer to financial information and transactions of Watson prior to 23 January 2013, Actavis, Inc. from 23 January 2013 until 1 October 2013 and Actavis subsequent to 1 October 2013.

Warner Chilcott

The audited financial statements contained in Warner Chilcott’s Annual Reports on Form 10-K for the fiscal years ended 31 December 2012 and 2011, together with the unqualified independent audit reports in respect of those financial statements, that Warner Chilcott previously filed with the SEC are incorporated by reference into this Prospectus.

2.	CROSS-REFERENCE LIST

The following list is intended to enable investors to identify easily specific items of information which have been incorporated by reference into this Part IX (Financial Information on Actavis) of this Prospectus. All information that has been incorporated by reference into this Prospectus is available by clicking on http://ir.actavis.com/phoenix.zhtml?c=65778&p=proxy2014.

Financial Statements of Actavis for the period ended 31 December 2013 and Independent Auditors’ Report thereon

The page numbers below refer to the relevant pages of Actavis’ Annual Report on Form 8-K for the fiscal year ended 31 December 2013 (certain sections of which have been updated by means of Actavis’ Current Report on Form 8-K, filed with the SEC on 20 May 2014):

•	Report of Independent Registered Public Accounting Firm—page F-2;

•	Consolidated Balance Sheets as of 31 December 2013 and 2012—page F-3;

•	Consolidated Statements of Operations for the years ended 31 December 2013, 2012 and 2011—page F-4;

•	Consolidated Statements of Comprehensive (Loss) / Income for the years ended 31 December 2013, 2012 and 2011—page F-5;

•	Consolidated Statements of Cash Flows for the years ended 31 December 2013, 2012 and 2011—page F-6;

•	Consolidated Statements of Stockholders’ Equity for the years ended 31 December 2013, 2012 and 2011—page F-7;

•	Notes to Consolidated Financial Statements—page F-8; and

•	Schedule II—Valuation and Qualifying Accounts—page F-92.

Financial Statements of Actavis for the period ended 31 December 2012 and Independent Auditors’ Report thereon

The page numbers below refer to the relevant pages of Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2012:

•	Report of Independent Registered Public Accounting Firm—page F-2;

•	Consolidated Balance Sheets as of 31 December 2012 and 2011—page F-3;

•	Consolidated Statements of Operations for the years ended 31 December 2012, 2011 and 2010—page F-4;

•	Consolidated Statements of Comprehensive (Loss) / Income for the years ended 31 December 2012, 2011 and 2010—page F-5;

•	Consolidated Statements of Cash Flows for the years ended 31 December 2012, 2011 and 2010—page F-6;

•	Consolidated Statements of Stockholders’ Equity for the years ended 31 December 2012, 2011 and 2010—page F-7;

•	Notes to Consolidated Financial Statements—page F-8; and

•	Schedule II—Valuation and Qualifying Accounts—page F-63.

Financial Statements of Actavis for the period ended 31 December 2011 and Independent Auditors’ Report thereon

The page numbers below refer to the relevant pages of Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2011:

•	Report of Independent Registered Public Accounting Firm—page F-2;

•	Consolidated Balance Sheets as of 31 December 2011 and 2010—page F-3;

•	Consolidated Statements of Operations for the years ended 31 December 2011, 2010 and 2009—page F-4;

•	Consolidated Statements of Comprehensive (Loss) / Income for the years ended 31 December 2011, 2010 and 2009—page F-5;

•	Consolidated Statements of Cash Flows for the years ended 31 December 2011, 2010 and 2009—page F-6;

•	Consolidated Statements of Stockholders’ Equity for the years ended 31 December 2011, 2010 and 2009—page F-7;

•	Notes to Consolidated Financial Statements—page F-8; and

•	Schedule II—Valuation and Qualifying Accounts—page F-52.

Financial Statements of Actavis for the period ended 31 December 2013 and Independent Auditors’ Report thereon

The page numbers below refer to the relevant pages of Actavis’ Current Report on Form 8-K filed with the SEC on 20 May 2014:

•	Exhibit 99.1—Revised Sections of the Annual Report for the Year Ended 31 December 2013 - page 5

•	Report of Independent Registered Public Accounting Firm—page F-2;

•	Consolidated Balance Sheets as of 31 December 2013 and 2012—page F-3;

•	Consolidated Statements of Operations for the years ended 31 December 2013, 2012 and 2011—page F-4;

•	Consolidated Statements of Comprehensive (Loss) / Income for the years ended 31 December 2013, 2012 and 2011- page F-5;

•	Consolidated Statements of Cash Flows for the years ended 31 December 2013, 2012 and 2011—page F-6;

•	Consolidated Statements of Stockholders’ Equity for the years ended 31 December 2013, 2012 and 2011—page F-7;

•	Notes to Consolidated Financial Statements— page F-8; and

•	Schedule II—Valuation and Qualifying Accounts - page F-70.

Actavis Current Report on Form 8-K filed with the SEC on 6 May 2014

The page numbers below refer to the relevant pages of Actavis’ Current Report on Form 8-K filed with the SEC on 6 May 2014:

•

Exhibit 99.1—Actavis Pharma Segment Revenue for the quarters ended March 31, 2014, December 31, 2013, September 30, 2013, June 30, 2013 and March 31, 2013 and the years ended December 31, 2013, December 31, 2012 and December 31, 2011— page 5.

Condensed Consolidated Financial Statements of Actavis at 31 March 2014

The page numbers below refer to the relevant pages of Actavis’ Quarterly Report on Form 8-K filed with the SEC on 30 April 2014:

•	First Quarter 2014 Business Segment Results—page 7;

•	Condensed Consolidated Statement of Operations—page 12;

•	Condensed Consolidated Balance Sheets—page 13;

•	Condensed Consolidated Statements of Cash Flows—page 14;

•	Reconciliation Table—page 15;

•	Adjusted EBITDA, Reconciliation Table—page 16;

•	Adjusted Gross Margin as a Percentage of Adjusted Net Revenues—page 17; and

•	Adjusted SG&A as a percentage of adjusted net revenues—page 18.

Actavis’ Definitive Proxy Statement on Form DEF14A dated 28 March 2014

The page numbers below refer to the relevant pages of Definitive Proxy Statement on Form DEF14A dated 28 March 2014:

•	Summary compensation table – page 37.

Financial Statements of Warner Chilcott plc for the period ended 31 December 2012 and Independent Auditors’ Report thereon

The page numbers below refer to the relevant pages of Warner Chilcott’s Annual Report on Form 10-K for the fiscal year ended 31 December 2012:

•	Report of Independent Registered Public Accounting Firm—page F-2;

•	Consolidated Balance Sheets as of 31 December 2012 and 2011—page F-3;

•	Consolidated Statements of Operations for the years ended 31 December 2012, 2011 and 2010—page F-4;

•	Consolidated Statements of Comprehensive (Loss) / Income for the years ended 31 December 2012, 2011 and 2010—page F-6;

•	Consolidated Statements of Cash Flows for the years ended 31 December 2012, 2011 and 2010—page F-7;

•	Consolidated Statements of Stockholders’ Equity for the years ended 31 December 2012, 2011 and 2010—page F-5;

•	Notes to Consolidated Financial Statements—page F-8; and

•	Schedule II—Valuation and Qualifying Accounts—page F-48.

Financial Statements of Warner Chilcott plc for the period ended 31 December 2011 and Independent Auditors’ Report thereon

The page numbers below refer to the relevant pages of Warner Chilcott’s Annual Report on Form 10-K for the fiscal year ended 31 December 2011:

•	Report of Independent Registered Public Accounting Firm—page F-2;

•	Consolidated Balance Sheets as of 31 December 2011 and 2010—page F-3;

•	Consolidated Statements of Operations for the years ended 31 December 2011, 2010 and 2009—page F-4;

•	Consolidated Statements of Comprehensive (Loss) / Income for the years ended 31 December 2011, 2010 and 2009—page F-6;

•	Consolidated Statements of Cash Flows for the years ended 31 December 2011, 2010 and 2009—page F-7;

•	Consolidated Statements of Stockholders’ Equity for the years ended 31 December 2011, 2010 and 2009—page F-5;

•	Notes to Consolidated Financial Statements—page F-8; and

•	Schedule II—Valuation and Qualifying Accounts—page F-50.

Part X

CORPORATE GOVERNANCE

1.	ACTAVIS

Actavis complies with all relevant Irish company law requirements.

The articles of association of Actavis allocate authority over the day-to-day management of Actavis to the board of directors. The board of directors may then delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether directors or not) as it thinks fit, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of Actavis. Committees may meet and adjourn as they determine proper. Unless otherwise determined by the board of directors, the quorum necessary for the transaction of business at any committee meeting shall be a majority of the members of such committee then in office unless the committee shall consist of one or two members, in which case one member shall constitute a quorum.

The Actavis board of directors has adopted Corporate Governance Guidelines. These guidelines address the make-up and functioning of the Board of Directors and its committees, which include determining director independence, criteria for Board membership, and authority to retain independent advisors.

The Actavis board of directors has also adopted the CoC, which applies to all Board members and all officers and employees. The CoC sets forth and summarises certain Actavis policies related to legal compliance and honest and ethical business practices. The CoC is intended to comply with the standards set forth in Section 303A.10 of the NYSE Listed Company Manual and SEC rules and regulations. Any amendments to, or waivers from, provisions of the CoC that apply to Actavis directors or executive officers, including the CEO and Chief Financial Officer and persons performing similar functions, are promptly posted on the Actavis website at http://www.actavis.com.

Links to the Actavis Corporate Governance Guidelines and CoC can be found under the “Investors—Corporate Governance” section of the Actavis website at http://www.actavis.com.

The Audit Committee

Actavis has an Audit Committee currently composed of Catherine Klema, James H. Bloem, Patrick J. O’Sullivan and Fred G. Weiss. With the exception of Mr. Weiss, who served on the Audit Committee throughout fiscal year 2013, each of the members was appointed to the Audit Committee following the Warner Chilcott Acquisition.

Mr. Weiss serves as the Chairman of the Audit Committee. All of the members of the Audit Committee have been determined by the Actavis Board of Directors to be “independent” and meet the audit committee independence requirements of the NYSE listing standards and SEC Rule 10A-3. The Actavis Board of Directors has determined that three of the current members of the Audit Committee qualify as “audit committee financial experts” within the meaning of the SEC rules, and are financially literate as required under the NYSE listing standards. The Audit Committee is directly responsible for the engagement, compensation and oversight of the work of PricewaterhouseCoopers LLP (including resolution of disagreements, if any, between management and PricewaterhouseCoopers LLP regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. During the fiscal year ended 31 December 2013, the Audit Committee of Actavis, Inc. met four times and the Audit Committee of Actavis met two times.

The Compensation Committee

Actavis has a Compensation Committee currently composed of Christopher W. Bodine, Tamar D. Howson, Jiri Michal and Ronald R. Taylor. Messrs. Bodine and Taylor served as such throughout fiscal year 2013 and Ms. Howson and Mr. Michal were appointed to the Compensation Committee following the closing of the Warner Chilcott Acquisition on 1 October 2013.

Mr. Taylor serves as the Chairman of the Compensation Committee. All of the members of the Compensation Committee have been determined by the Actavis Board of Directors to be “independent” and meet the independence requirements of the NYSE listing standards. The Actavis Board has determined that all current Compensation Committee members qualify as “non-employee directors” within the meaning of Section 16 of the Exchange Act and as “outside directors” within the meaning of Section 162(m) of the

Code. The primary purpose of the Compensation Committee is to: (1) evaluate the performance and determine the compensation of the Actavis chief executive officer; (2) review and determine the compensation payable to Actavis executive officers; (3) review Actavis incentive compensation and other stock-based plans and administer Actavis stock based plans and Actavis incentive compensation plan; (4) oversee the use of senior executive employment agreements and severance plans; (5) review compensation programmes and policies for features that may encourage excessive risk taking, and determine the extent to which there may be a connection between compensation and risk; and (6) review and approve the Compensation Discussion and Analysis to be included in the Actavis proxy statements for Actavis annual meetings.

The Compensation Committee engaged F.W. Cook, an independent compensation consulting firm, to advise the Compensation Committee during the 2013 fiscal year. F.W. Cook reported directly to the Compensation Committee and the Compensation Committee retains the right to terminate or replace the consultant at any time. F.W. Cook reports directly to the Compensation Committee and provides no services to Actavis or management. The Compensation Committee of Actavis, Inc. met four times and the Compensation Committee of Actavis met one time during the fiscal year ended 31 December 2013.

Each year the Compensation Committee reviews the independence of its compensation consultants and other advisors. In performing its analysis, the Compensation Committee considers the factors set forth in SEC rules and NYSE listing standards. After review and consultation with F.W. Cook, the Compensation Committee has determined that F.W. Cook is independent and there are no conflicts of interest raised by the work of F.W. Cook currently nor were any conflicts of interest raised by the work performed during the year ended 31 December 2013.

2.	CONFLICTS OF INTEREST

There are no conflicts of interest or potential conflicts of interest between any duties owed by the directors or members of the key technical staff of Actavis to Actavis and their private interests.

Part XI

ADDITIONAL INFORMATION ON ACTAVIS

1.	SHARE CAPITAL

Authorised share capital of Actavis

The authorised share capital of Actavis is €40,000 and $ 101,000 divided into 40,000 euro deferred ordinary shares with a par value of €1.00 per share, 1,000,000,000 ordinary shares with a par value of $ 0.0001 per share and 10,000,000 serial preferred shares with a par value of $ 0.0001 per share.

Actavis may issue shares subject to the maximum authorised share capital contained in its memorandum and articles of association. The authorised share capital may be increased or reduced (but not below the number of issued ordinary shares or preferred shares, as applicable) by an ordinary resolution. The shares comprising the authorised share capital of Actavis may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish company law, the directors of a company may issue new ordinary or serial preferred shares without shareholder approval once authorised to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorisation may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. The articles of association of Actavis authorise the board of directors of Actavis to issue new ordinary or serial preferred shares without shareholder approval for a period of five years from the date of adoption of such articles of association, being 1 October 2013.

The rights and restrictions to which the ordinary shares are subject are prescribed in Actavis’ articles of association. Actavis’ articles of association permit the board of directors, without shareholder approval, to determine certain terms of each series of the serial preferred shares issued by Actavis, including the number of shares, designations, dividend rights, liquidation and other rights and redemption, repurchase or exchange rights.

Irish law does not recognise fractional shares held of record. Accordingly, Actavis’ articles of association do not provide for the issuance of fractional Actavis Ordinary Shares, and the official Irish register of Actavis will not reflect any fractional shares.

Whenever an alteration or reorganisation of the share capital of Actavis would result in any Actavis shareholder becoming entitled to fractions of a share, the Actavis board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the shareholders who would have been entitled to the fractions. For the purpose of any such sale the board may authorise some person to transfer the shares representing fractions to the purchaser, who shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

Issued Share Capital

As at 31 December 2013, 174.2 million Actavis Ordinary Shares were in issue and fully paid up and Actavis held 18.3 thousand Actavis Ordinary Shares as treasury shares (having a book value of $ 3.3 million). As at 31 December 2012, 127.7 million Actavis Ordinary Shares were outstanding. As at 15 February 2013, 127.8 million Actavis Ordinary Shares were outstanding.

Actavis is expected to issue or reserve for issuance approximately 99 million Ordinary Shares with a nominal value of $ 0.0001 per share on completion of the Mergers. All shares issued upon the effective time will be issued as fully paid up and non-assessable.

Actavis Ordinary Shares are denominated in U.S. dollars. Holders of Actavis Ordinary Shares have the right upon request to require Actavis to issue certificates for their shares. Subject to any such requests, Actavis intends only to issue uncertificated ordinary shares.

Share capital history

Actavis (formerly known as Actavis Limited) was incorporated in Ireland on 16 May 2013 as a private limited company and re-registered effective 20 September 2013 as a public limited company. It was established for the purpose of facilitating the business combination between Actavis, Inc. and Warner Chilcott. On 1 October 2013, pursuant to the transaction agreement dated 19 May 2013 among Actavis, Inc.,

Warner Chilcott, Actavis, Actavis Ireland Holding Limited, Actavis W.C. Holding LLC (now known as Actavis W.C. Holding, Inc.) and Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2, Inc.), (i) Actavis acquired Warner Chilcott pursuant to a scheme of arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963 where each Warner Chilcott ordinary share was converted into 0.160 of an Actavis Ordinary Share, or $ 5,833.9 million in equity consideration, and (ii) Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2, Inc.) merged with and into Actavis, Inc., with Actavis, Inc. as the surviving corporation in the merger (the “Warner Chilcott Merger” and, together with the Warner Chilcott Acquisition, the “Warner Chilcott Transactions”). Following the consummation of the Warner Chilcott Transactions, Actavis, Inc. and Warner Chilcott became wholly-owned subsidiaries of Actavis. Each of Actavis, Inc.’s common shares was converted into one Actavis Ordinary Share.

The issuance of the Actavis Ordinary Shares in connection with the Warner Chilcott Transactions was registered under the Securities Act of 1933, as amended, pursuant to Actavis’ registration statement on Form S-4 (File No. 333-189402) filed with the SEC and declared effective on 31 July 2013.

Pursuant to Rule 12g-3(c) under the Exchange Act, Actavis is the successor issuer to Actavis, Inc. and to Warner Chilcott. Actavis Ordinary Shares are deemed to be registered under Section 12(b) of the Exchange Act, and Actavis is subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder. Actavis Ordinary Shares were approved for listing on NYSE and trade under the symbol “ACT”.

On 31 October 2012, Watson completed the Actavis Group Acquisition. Watson’s common stock was traded on NYSE under the symbol “WPI” until close of trading on 23 January 2013, at which time Watson changed its corporate name to “Actavis, Inc.” and changed its ticker symbol to “ACT.”

On 17 February 2014, Actavis entered into a merger agreement with Forest. Forest is a leading, fully integrated, speciality pharmaceutical company largely focused on the United States market. Forest markets a portfolio of branded drug products and develops new medicines to treat patients suffering from diseases principally in the following therapeutic areas: central nervous system, cardiovascular, gastrointestinal, respiratory, anti-infective, and cystic fibrosis. For further details, refer to “NOTE 23—Subsequent Events” in the “Notes to Consolidated Financial Statements” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus.

References throughout this Part XI (Additional Information on Actavis) to “Actavis” refer to financial information and transactions of Watson prior to 23 January 2013, Actavis, Inc. from 23 January 2013 until 1 October 2013 and Actavis subsequent to 1 October 2013.

On 16 February 2014, a resolution of the Actavis board of directors was passed approving the Mergers and the issuance of Actavis Ordinary Shares in connection with Mergers.

Share ownership restrictions

Other than as summarised in this Part XI (Additional Information on Actavis) of this Prospectus in respect of the Memorandum and Articles and of Association of Actavis there are no other restrictions on ownership affecting Actavis Ordinary Shares.

Share-based compensation

Actavis issues non-vested shares in the form of restricted stock and restricted stock units under its long-term equity incentives programme. Non-vested shares granted to employees and directors are valued at the market price of the shares on the date of grant. Share-based compensation expense recognised during a period is based on the value of the portion of share-based awards that are expected to vest with employees. That is, share-based compensation expense is reduced for estimated future forfeitures. These estimates are revised in future periods if actual forfeitures differ from the estimates. Changes in forfeiture estimates impact compensation expense in the period in which the change in estimate occurs.

2.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Memorandum of Association

The principal object of Actavis as set out in clause 3(1) of its Memorandum of Association is to carry on the business of a pharmaceuticals company, and to research, develop, design, manufacture, produce, supply, buy, sell, distribute, import, export, provide, promote and otherwise deal in pharmaceuticals, APIs and dosage pharmaceuticals and other devices or products of a pharmaceutical or healthcare character and to hold intellectual property rights and to do all things usually dealt in by persons carrying on the above mentioned businesses or any of them or likely to be required in connection with any of the said businesses. A full description of the objects of Actavis is set out in clause 3 of its Memorandum of Association which is available for inspection as provided for in the paragraph entitled “Documents on Display” of Part XIII (Other Additional Information) of this Prospectus.

Articles of Association

Actavis’ articles of association, in the current form effective since 1 October 2013 contain, inter alia, provisions to the following effect:

Voting rights

Actavis’ articles of association provide that except where a greater majority is required by the Companies Acts, any question, business or resolution proposed at any general meeting shall be decided by a simple majority of the votes cast.

At any meeting of Actavis, all resolutions will be decided on a show of hands unless a poll is demanded by: (i) the chairman, (ii) at least three shareholders present in person or by proxy, (iii) any shareholder or shareholders present in person or by proxy and holding not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting or (iv) any shareholder or shareholders holding shares in Actavis conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. If voting takes place on a poll, rather than a show of hands, every shareholder entitled to vote has one vote for each share held unless otherwise provided in Actavis’ articles of association. Voting rights may be exercised by shareholders registered in the share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in accordance with Actavis’ articles of association.

In accordance with Actavis’ articles of association, the board of directors may from time to time cause Actavis to issue serial preferred or any other class or series of shares. These shares may have such voting rights, if any, as may be specified in the terms of such shares (for example, they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the shares). Treasury shares or Actavis Ordinary Shares that are held by subsidiaries of Actavis will not be entitled to be voted at general meetings of shareholders.

Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

(a)	amending the objects or memorandum of association of Actavis;

(b)	amending the articles of association of Actavis;

(c)	approving a change of name of Actavis;

(d)	authorising the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

(e)	opting out of pre-emption rights on the issuance of new shares;

(f)	re-registration of Actavis from a public limited company to a private company;

(g)	variation of class rights attaching to classes of shares (where the articles of association do not provide otherwise);

(h)	purchase of own shares off-market;

(i)	reduction of issued share capital;

(j)	sanctioning a compromise/scheme of arrangement;

(k)	resolving that Actavis be wound up by the Irish courts;

(l)	resolving in favour of a shareholders’ voluntary winding-up;

(m)	re-designation of shares into different share classes; and

(n)	setting the re-issue price of treasury shares.

Annual general meeting

Actavis is required to hold an annual general meeting within 18 months of incorporation, i.e. by November 2014, and at intervals of no more than 15 months thereafter, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after Actavis’ fiscal year-end. Actavis plans to hold its first annual general meeting in 2014.

Notice of an annual general meeting must be given to all Actavis shareholders and to the auditors of Actavis. The articles of association of Actavis provide for a minimum notice period of 21 days, which is the minimum permitted under Irish law.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

At any annual general meeting, only such business may be conducted as has been brought before the meeting (1) by or at the direction of the board of directors, (2) in certain circumstances, at the direction of the Irish High Court, (3) as required by law or (4) such business that the chairman of the meeting determines is properly within the scope of the meeting. The business to be conducted at any extraordinary general meeting must be set forth in the notice of the meeting. In addition, shareholders entitled to vote at an annual general meeting may make nominations of candidates for election to the board of directors.

Extraordinary general meetings

Extraordinary general meetings of Actavis may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of Actavis carrying voting rights, (iii) on requisition of Actavis’ auditors, or (iv) in exceptional cases, by order of the Irish High Court. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of an extraordinary general meeting must be given to all Actavis shareholders and to the auditors of Actavis. Under Irish law and Actavis’ articles of association, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

In the case of an extraordinary general meeting convened by shareholders of Actavis, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Actavis board of directors has 21 days to convene a meeting of Actavis shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Actavis’ receipt of the requisition notice. If the board of directors becomes aware that the net assets of Actavis are not greater than half of the amount of Actavis’ called-up share capital, the directors of Actavis must convene an extraordinary general meeting of Actavis shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.

Quorum

The articles of association of Actavis provide that no business shall be transacted at any general meeting unless a quorum is present. A quorum shall be least two persons holding or representing by proxy (whether or not such holder actually exercises his voting rights in whole, in part or at all at the Actavis EGM) more than 50% of the total issued voting rights of Actavis’ shares. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realised profits less accumulated realised losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Actavis are equal to, or in excess of, the aggregate of Actavis’ called-up share capital plus undistributable reserves and the distribution does not reduce Actavis’ net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Actavis’ accumulated unrealised profits, so far as not previously utilised by any capitalisation, exceed Actavis’ accumulated unrealised losses, so far as not previously written off in a reduction or reorganisation of capital.

The determination as to whether or not Actavis has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of Actavis. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Acts, which give a “true and fair view” of Actavis’ unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office.

Actavis’ memorandum and articles of association authorise the directors to pay interim dividends to the extent they appear justified by profits without shareholder approval. The board of directors may also recommend a dividend to be approved and declared by the Actavis shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency. All holders of Actavis Ordinary Shares will participate pro rata in respect of any dividend which may be declared in respect of ordinary shares by Actavis.

The directors of Actavis may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Actavis in relation to the Actavis Ordinary Shares.

The directors may also authorise Actavis to issue shares with serial preferred rights to participate in dividends declared by Actavis. The holders of serial preferred shares may, depending on their terms, rank senior to the Actavis Ordinary Shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

For information about the Irish tax issues relating to dividend payments, see the paragraph entitled “Tax” of Part XIII (Other Additional Information) of this Prospectus.

Duration; Dissolution; Rights upon Liquidation

Actavis’ duration is unlimited. Actavis may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of shareholders is required. Actavis may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Actavis has failed to file certain returns. Actavis may also be dissolved by the Director of Corporate Enforcement in Ireland where the affairs of Actavis have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that Actavis should be wound up.

The rights of the shareholders to a return of Actavis’ assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in Actavis’ articles of association or the terms of any serial preferred shares issued by the directors of Actavis from time to time. The holders of serial preferred shares in particular may have the right to priority in a dissolution or winding up of Actavis. If the memorandum and articles of association contain no specific provisions in respect of dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid up nominal value of the shares held. Actavis’ articles of association provide that the ordinary shareholders of Actavis are entitled to participate pro rata in a winding up, but their right to do so is subject to the rights of any holders of the serial preferred shares to participate under the terms of any series or class of such shares.

Disclosure of Interests

Under the Companies Acts, Actavis shareholders must notify Actavis if, as a result of a transaction, the shareholder will become interested in 5% or more of the Actavis shares; or if as a result of a transaction a shareholder who was interested in more than 5% of the Actavis shares ceases to be so interested. Where a shareholder is interested in more than 5% of the Actavis shares, the shareholder must notify Actavis of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of Actavis (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. Actavis must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any Actavis Ordinary Shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the Irish High Court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, Actavis, under the Companies Acts, may, by notice in writing, require a person whom Actavis knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in Actavis’ relevant share capital to: (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the Actavis shares, to provide additional information, including the person’s own past or present interests in Actavis shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, Actavis may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Acts, as follows:

(a)	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

(b)	no voting rights shall be exercisable in respect of those shares;

(c)	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d)	no payment shall be made of any sums due from Actavis on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event Actavis is in an offer period pursuant to the Irish Takeover Panel Act 1997, Takeover Rules, 2013, accelerated disclosure provisions apply for persons holding an interest in Actavis securities of 1% or more.

Transfer of shares

The transfer agent for Actavis maintains the share register, registration in which will be determinative of membership in Actavis. A shareholder of Actavis who holds shares beneficially will not be the holder of record of such shares. Instead, the depository or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in Actavis’ official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on Actavis’ official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Actavis’ official Irish share register. However, a shareholder who holds shares outside of DTC may transfer those shares into DTC (or vice versa) without giving rise to Irish stamp duty, provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares by a beneficial owner to a third party.

Any transfer of Actavis Ordinary Shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. Actavis’ articles of association allow Actavis, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, Actavis is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the buyer, (ii) set off the amount of the stamp duty against future dividends payable to the buyer and (iii) claim a lien against the Actavis Ordinary Shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Actavis Ordinary Shares has been paid unless one or both of such parties is otherwise notified by Actavis.

Actavis’ memorandum and articles of association delegate to Actavis’ secretary the authority to execute an instrument of transfer on behalf of a transferring party.

In order to help ensure that the official share register is regularly updated to reflect trading of Actavis Ordinary Shares occurring through normal electronic systems, Actavis intends to regularly produce any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that Actavis notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from Actavis for this purpose) or request that Actavis execute an instrument of transfer on behalf of the transferring party in a form determined by Actavis. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to Actavis’ transfer agent, the buyer will be registered as the legal owner of the relevant shares on Actavis’ official Irish share register (subject to the matters described below).

The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.

Pre-emption Rights, Share Warrants and Options

Under Irish law certain statutory pre-emption rights apply automatically in favour of shareholders where shares are to be issued for cash. However, Actavis has opted out of these pre-emption rights in its articles of association as permitted under Irish company law. Because Irish law requires this opt-out to be renewed every five years by a special resolution, Actavis’ articles of association provide that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Actavis on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee option or similar equity plan.

The memorandum and articles of association of Actavis provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Actavis is subject, the board is authorised, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorised to do so by the articles of association or an ordinary resolution of shareholders. Actavis is subject to the rules of NYSE that require shareholder approval of certain equity plans and share issuances. Actavis’ board of directors may issue shares upon exercise of warrants or options without shareholder approval or authorisation (up to the relevant authorised share capital limit). In connection with the completion of the transaction, Actavis will assume Forest’s existing obligations to deliver shares under its equity incentive plans, pursuant to the terms thereof.

Share Repurchases, Redemptions and Conversions

Overview

Actavis’ memorandum and articles of association provide that any ordinary share which Actavis has agreed to acquire shall be deemed to be a redeemable share, unless the board resolves otherwise. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Actavis will technically be effected as a redemption of those shares as described below under “Share Repurchases, Redemptions and Conversions—Repurchases and Redemptions by Actavis”. If the articles of association of Actavis did not contain such provision, all repurchases by Actavis would be subject to many of the same rules that apply to purchases of Actavis Ordinary Shares by subsidiaries described below under “Share Repurchases, Redemptions and Conversions—Purchases by Subsidiaries of Actavis Ordinary Shares” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognised stock exchange”. Neither Irish law nor any constituent document of Actavis places limitations on the right of non-resident or foreign owners to vote or hold Actavis Ordinary Shares. Except where otherwise noted, references elsewhere in this Prospectus to repurchasing or buying back Actavis Ordinary Shares refer to the redemption of ordinary shares by Actavis or the purchase of Actavis Ordinary Shares by a subsidiary of Actavis, in each case in accordance with the Actavis memorandum and articles of association and Irish company law as described below.

Repurchases and Redemptions by Actavis

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. See also the section entitled “Dividends” in Part XI (Additional Information on Actavis) and Part II (Risk Factors) of this Prospectus. Actavis may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Actavis. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provision of Actavis’ articles described above, shareholder approval will not be required to redeem Actavis Ordinary Shares.

Actavis may also be given an additional general authority by its shareholders to purchase its own shares as overseas market purchases, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Actavis’ subsidiaries as described below. Actavis was granted this authority pursuant to a resolution of shareholders dated 30 September 2013, such authority to expire on the earlier of: (i) 18 months from 1 October 2013; or (ii) the date of the first annual general meeting of Actavis.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Actavis at any time must not exceed 10% of the nominal value of the issued share capital of Actavis. Actavis may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by Actavis or re-issued subject to certain conditions.

Purchases by Subsidiaries of Actavis Ordinary Shares

Under Irish law, an Irish or non-Irish subsidiary may purchase Actavis Ordinary Shares either as overseas market purchases or off-market purchases. For a subsidiary of Actavis to make overseas market purchases of Actavis Ordinary Shares, the shareholders of Actavis must provide general authorisation for such purchase by way of ordinary resolution. Subsidiaries of Actavis were granted this authority pursuant to a resolution of shareholders dated 30 September 2013, such authority to expire on the earlier of: (i) 18 months from 1 October 2013; or (ii) the date of the first annual general meeting of Actavis. However, as long as this general authority has been granted, no specific shareholder authority for a particular overseas market purchase by a subsidiary of Actavis Ordinary Shares is required. For an off-market purchase by a subsidiary of Actavis, the proposed purchase contract must be authorised by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favour of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of Actavis.

In order for a subsidiary of Actavis to make an overseas market purchase of Actavis Ordinary Shares, such shares must be purchased on a “recognised stock exchange.” NYSE, on which the Actavis Ordinary Shares are listed, is specified as a recognised stock exchange for this purpose by Irish company law.

The number of shares held by the subsidiaries of Actavis at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Actavis. While a subsidiary holds Actavis Ordinary Shares, it cannot exercise any voting rights in respect of those shares. The acquisition of the Actavis Ordinary Shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

Actavis’ articles of association provide that Actavis will have a first and paramount lien on every share for all moneys payable, whether presently due or not, payable in respect of such Actavis Ordinary Share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares such as Actavis and will only be applicable to Actavis Ordinary Shares that have not been fully paid up. The shares to be issued in the transaction will be fully paid up.

Bonus Shares

Under Actavis’ articles of association, the board of directors may resolve to capitalise any amount credited to any reserve (including the share premium account and the capital redemption reserve fund) or credited to the profit and loss account, and use such amount for the issuance to shareholders of shares as fully paid bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

Under its articles of association, Actavis may, by ordinary resolution, consolidate and divide its issued share capital into a smaller number of shares or subdivide its issued share capital into a larger number of shares.

Reduction of Share Capital

Actavis may, by ordinary resolution, reduce its authorised but unissued share capital in any way. Actavis also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Companies Acts.

Variation of Rights Attaching to a Class or Series of Shares

Under Actavis’ articles of association and the Companies Acts, any variation of class rights attaching to the issued Actavis Ordinary Shares must be approved in writing by holders of three-quarters of the issued shares in that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class, provided that, if the relevant class of holders has only one holder, that person present in person or by proxy shall constitute the necessary quorum.

The provisions of the articles of association of Actavis relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined with reference to the shares of the holders of the class.

Appointment of Directors

Actavis’ articles of association provide that (subject to: (a) automatic increases to accommodate the exercise of the rights of holders of any class or series of shares in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series; and/or (b) any ordinary resolution passed by shareholders increasing the number of directors) the number of directors will be not less than five and not more than 14.

At each annual general meeting of Actavis, all the directors shall retire from office and be re-eligible for re-election. Upon the resignation or termination of office of any director, if a new director shall be appointed to the board he will be designated to fill the vacancy arising.

No person shall be appointed director unless nominated as follows:

(i) by the affirmative vote of two-thirds of the board of Actavis;

(ii) with respect to election at an annual general meeting, by any shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of Actavis, who is a shareholder at the time of the giving of the notice and at the time of the relevant annual general meeting and who timely complies with the notice procedures set out in the articles of association;

(iii) with respect to election at an extraordinary general meeting requisitioned in accordance with section 132 of the Companies Act, by a shareholder or shareholders who hold ordinary shares or other shares carrying the general right to vote at general meetings of Actavis and who make such nomination in the written requisition of the extraordinary general meeting; or

(iv) by holders of any class or series of shares in Actavis then in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series, but only to the extent provided in such terms of issue.

Directors shall be appointed as follows:

(i) by shareholders by ordinary resolution at the annual general meeting in each year or at any extraordinary general meeting called for the purpose;

(ii) by the board in accordance with the articles of association; or

(iii) so long as there is in office a sufficient number of directors to constitute a quorum of the board, the directors shall have the power at any time and from time to time to appoint any person to be director, either to fill a vacancy in the board or as an addition to the existing directors but so that the total number of directors shall not any time exceed the maximum number provided for in the articles of association.

Removal of Directors

Under the Companies Acts, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (for example, employment contract) that the director may have against Actavis in respect of his removal.

The board of directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any maximum number of directors so fixed. Actavis may by ordinary resolution elect another person in place of a director removed from office and without prejudice to the powers of the directors under the articles, Actavis in general meeting may elect any person to be a director to fill a vacancy or an additional director, subject to the maximum number of directors set out in the articles of association.

Summary Comparison of Material Differences

The following is a summary comparison of the material differences between the rights of Forest stockholders under the General Corporation Law of the State of Delaware and the Forest certificate of incorporation and byelaws and the rights that Forest stockholders will have as shareholders of Actavis under the Companies Acts and Actavis’ memorandum and articles of association. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NYSE listing requirements. Such rights and obligations generally apply equally to the shares of Forest common stock and the Actavis ordinary shares.

	Forest	Actavis
Authorised and Outstanding Capital Stock

The authorised capital stock of Forest consists of 1,001,000,000 shares, of which 1,000,000,000 shares have been designated common stock, each having par value of $0.10, and 1,000,000 shares of which have been designated preferred stock, each having par value of $1.00 per share.

The authorised share capital of Actavis is €40,000 and $101,000 divided into 40,000 euro deferred ordinary shares with a par value of €1.00 per share, 1,000,000,000 ordinary shares with a par value of $0.0001 per share and 10,000,000 serial preferred shares with a par value of $0.0001 per share.

The number of authorised shares of common stock or preferred stock may be increased or reduced (but not below the number of issued shares of common stock or preferred stock, as applicable) through an amendment of Forest’s certificate of incorporation.

The authorised share capital may be increased or reduced (but not below the number of issued ordinary shares or preferred shares, as applicable) by a simple majority of the votes cast at a general meeting (referred to under Irish law as an “ordinary resolution”).

Under Delaware law, the board of directors, without shareholder approval, may approve the issuance of authorised but unissued shares of common stock.

Under the Forest certificate of incorporation, the board of directors is authorised to fix by resolution adopted prior to the issuance of any shares of a

Under Irish law, the directors of a company may issue new ordinary or serial preferred shares without shareholder approval once authorised to do so by the memorandum and articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorisation may be granted for a

	Forest	Actavis

particular series of preferred stock the designations, preferences and relative participating, optional or other special rights, or the qualifications, limitations and restrictions of such preferred shares.

maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this requirement of Irish law, the articles of association of Actavis authorise the board of directors of Actavis to issue new ordinary or serial preferred shares without shareholder approval for a period of five years from the date of adoption of such articles of association (October 1, 2013).

Consolidation and Division; Subdivision

Under Delaware law, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its certificate of incorporation.

Actavis’ articles of association provide that Actavis may, by ordinary resolution, consolidate and divide its issued share capital into a smaller number of shares, or subdivide its issued share capital into a larger number of shares.

Reduction of Share Capital

Under Delaware law, Forest, by an affirmative vote of a majority of the board of directors, may reduce its capital by reducing or eliminating the capital associated with shares of capital stock that have been retired, by applying some or all of the capital represented by shares purchased, redeemed, converted or exchanged or by transferring to surplus capital the capital associated with certain shares of its stock. No reduction of capital may be made unless the assets of the corporation remaining after the reduction are sufficient to pay any debts for which payment has not otherwise been provided.

Actavis may, by ordinary resolution, reduce its authorised but unissued share capital in any way. Actavis also may, by special resolution (a “special resolution” requires the approval of not less than 75% of the votes of Actavis’ shareholders cast at a general meeting at which a quorum is present) and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any way permitted by the Companies Acts.

Pre-emption Rights, Share Warrants and Options

Forest’s stockholders do not have pre-emptive rights to acquire newly issued shares.

Under Delaware law, capital stock issued by Forest may be paid for in such form and manner as the board of directors determines, such payment to consist of cash, any tangible or intangible property or any benefit to Forest.

Under Irish law, certain statutory pre-emption rights apply automatically in favour of shareholders where shares are to be issued for cash. However, Actavis has opted out of these pre-emption rights in its articles of association as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a special resolution of the shareholders, Actavis’ articles of association provide that this opt-out must be so renewed in accordance with Irish statutory requirements. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Actavis on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. Statutory pre-emption rights do not

	Forest	Actavis

apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee option or similar equity plan.

Under Irish law, Actavis is prohibited from allotting shares without consideration. Accordingly, at least the nominal value of the shares issued underlying any restricted share award, restricted share unit, performance share awards, bonus shares or any other share-based grants must be paid pursuant to the Companies Acts.

Distributions, Dividends, Repurchases and Redemptions	Distributions / Dividends	Distributions / Dividends

Under Delaware law, the board of directors may declare and pay dividends to the holders of the Forest capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation. Dividends may be paid in cash, in shares of Forest capital stock or in other property.

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realised profits less accumulated realised losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Actavis are equal to, or in excess of, the aggregate of Actavis’ called up share capital plus undistributable reserves and the distribution does not reduce Actavis’ net assets below such aggregate.

Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Actavis’ accumulated unrealised profits, so far as not previously utilised by any capitalisation, exceed Actavis’ accumulated unrealised losses, so far as not previously written off in a reduction or reorganisation of capital.

The determination as to whether or not Actavis has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of Actavis. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or other financial

Forest	Actavis

statements properly prepared in accordance with the Companies Acts, which give a “true and fair view” of Actavis’ unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Actavis’ articles of association authorise the directors to pay interim dividends without shareholder approval to the extent they appear justified by profits. The Actavis board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend issued may exceed the amount recommended by the directors.

Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.

The Actavis board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Actavis in relation to the Actavis shares.

Repurchases / Redemptions	Repurchases / Redemptions

Under Delaware law, Forest may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of Forest is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If Forest were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares. Shares that have been repurchased but have not been retired may be resold by a corporation.

Actavis’ articles of association provide that, unless the board of directors determines otherwise, any ordinary share that Actavis has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for purposes of Irish law, the repurchase of ordinary shares by Actavis may technically be effected as redemption.

Actavis’ articles of association provide that any ordinary share that Actavis has agreed to acquire shall be deemed to be a redeemable share as Irish law imposes certain requirements with respect to share repurchases.

Under Irish law, Actavis may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. Actavis may only issue redeemable shares if the nominal value

Forest	Actavis

of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Actavis. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Actavis may also be given authority to purchase its own shares as overseas market purchases on a recognised stock exchange such as the NYSE or off-market purchases with such authority to be given by its shareholders at a general meeting, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Actavis’ subsidiaries. Actavis was granted this authority pursuant to a resolution of shareholders dated 30 September 2013, such authority to expire on the earlier of: (i) 18 months from 1 October 2013; or (ii) the date of the first annual general meeting of Actavis.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Actavis at any time must not exceed 10% of the nominal value of the issued share capital of Actavis.

Actavis may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by Actavis or re-issued subject to certain conditions

Purchases by Subsidiaries of Forest	Purchases by Subsidiaries of Actavis

Under Delaware law, shares of Forest capital stock may be acquired by subsidiaries of Forest without shareholder approval. Shares of such capital stock owned by a majority-owned subsidiary are neither entitled to vote nor counted as outstanding for quorum purposes.

Under Irish law, Actavis’ subsidiaries may purchase Actavis shares either as overseas market purchases on a recognised stock exchange such as NYSE or off-market purchases.

For a subsidiary of Actavis to make overseas market purchases of Actavis ordinary shares, the shareholders of Actavis must provide general authorisation for such purchase by way of ordinary resolution. Subsidiaries of Actavis were granted this authority pursuant to a resolution of shareholders dated 30 September 2013, such authority to expire on the earlier of: (i) 18 months from 1 October 2013; or (ii) the date of the first annual general meeting of Actavis. As long as this general authority has been granted,

	Forest	Actavis

no specific shareholder authority for a particular overseas market purchase by a subsidiary of Actavis ordinary shares is required. For a purchase by a subsidiary of Actavis shares off-market, the proposed purchase contract must be authorised by special resolution of Actavis shareholders before the contract is entered into. The person whose Actavis ordinary shares are to be bought back cannot vote in favour of the special resolution, and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by Actavis shareholders at the registered office of Actavis.

The number of shares held by the subsidiaries of Actavis at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Actavis. While a subsidiary holds Actavis shares, such subsidiary cannot exercise any voting rights in respect of those shares. The acquisition of Actavis ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Dividends in Shares / Bonus Issues	Forest may make distributions to its stockholders in the form of a stock dividend, which has a consequence similar to the issuance of bonus shares.

Under Actavis’ articles of association, the board of directors may resolve to capitalise any amount for the time being standing to the credit of any of Actavis’ reserves accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those shareholders of Actavis who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions).

Lien on Shares, Calls on Shares and Forfeiture of Shares	Not applicable.

Actavis’ articles of association provide that Actavis will have a first and paramount lien on every share for all moneys payable, whether presently due or not, payable in respect of such Actavis ordinary share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are

	Forest	Actavis

standard inclusions in the articles of association of an Irish company limited by shares such as Actavis and will only be applicable to Actavis shares that have not been fully paid up. The shares to be issued in the transaction will be fully paid up.

Election of Directors

The Forest bylaws provide that the number of directors constituting the Forest board of directors shall be not less than three nor more than eleven, such number to be fixed by resolution of the board of directors, and at least one of such director shall be a citizen of the United States. The number of directors is currently fixed at eleven.

Actavis’ articles of association provide that (subject to: (i) automatic increases to accommodate the exercise of the rights of holders of any class or series of shares in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series; and / or (ii) any ordinary resolution passed by shareholders increasing the number of directors), the number of directors will be not less than five and not more than fourteen.

The Forest bylaws provide that the term of office for Forest directors is one year, and thereafter until a successor has been elected and qualified. Forest’s board of directors is not divided into classes.

At each annual general meeting of Actavis, all the directors shall retire from office and be re-eligible for re-election. Upon the resignation or termination of office of any director, if a new director shall be appointed to the board he will be designated to fill the vacancy arising.

The Forest bylaws also provide that a nominee for director shall be elected to the board if the votes cast for the nominee’s election exceed the votes cast against the nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of Forest receives a notice that a stockholder has nominated a person for election to the board of directors in compliance with the advance notice requirements for stockholder nominees set forth in the Forest bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before Forest first mails its notice of meeting for such meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

No person shall be appointed director unless nominated as follows:
(i) by the affirmative vote of two-thirds of the board of Actavis;

(ii) with respect to election at an annual general meeting, by any shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of Actavis, who is a shareholder at the time of the giving of the notice and at the time of the relevant annual general meeting and who timely complies with the notice procedures set out in the articles of association;

(iii) with respect to election at an extraordinary general meeting requisitioned in accordance with section 132 of the Companies Act 1963, by a shareholder or shareholders who hold ordinary shares or other shares carrying the general right to vote at general meetings of Actavis and who make such nomination in the written requisition of the extraordinary general meeting; or

(iv) by holders of any class or series of shares in Actavis then in issue having

	Forest	Actavis

special rights to nominate or appoint directors in accordance with the terms of issue of such class or series, but only to the extent provided in such terms of issue.

Directors shall be appointed as follows:

(i) by shareholders by ordinary resolution at the annual general meeting in each year or at any extraordinary general meeting called for the purpose;

(ii) by the board in accordance with the articles of association of Actavis;

(iii) so long as there is in office a sufficient number of directors to constitute a quorum of the board in accordance with the articles of association of Actavis, the directors shall have the power at any time and from time to time to appoint any person to be director, either to fill a vacancy in the board or as an addition to the existing directors but so that the total number of directors shall not any time exceed the maximum number provided for in the articles of association.

Record Date

Forest’s bylaws provide that directors may from time to time fix a record date for the purposes of determining the rights of members to notice of and/or to vote at any annual or special meeting of Forest. The record date shall precede the date upon which the resolution fixing the record date is adopted by the board of directors, and shall not be more than 10 days after the date of such resolution. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of the business day on which the board adopts the resolution relating thereto.

Actavis’ articles of association provide that the board of directors may fix a future time not exceeding 60 days preceding any meeting of shareholders as a record date for the determination of the shareholders entitled to attend and vote at any such meeting or any adjournments thereof and, in such case, only shareholders of record at the time so fixed shall be entitled to notice of and to vote at such meetings or any adjournment thereof. If no record date is fixed, the record date for determining the shareholders who are entitled to vote at a meeting of shareholders shall be close of business on the date preceding the day on which notice is given.

Removal of Directors; Vacancies	Removal of Directors	Removal of Directors

The Forest bylaws provide that any one or more of the Forest directors may be removed either with or without cause, at any time by a vote of Forest stockholders holding two-thirds of Forest stock, at any special meeting called for the purpose.

Under the Companies Acts and notwithstanding anything contained in Actavis’ memorandum and articles of association or in any agreement between Actavis and a director, the shareholders may, by an ordinary resolution, remove a director from

	Forest	Actavis

Vacancies

The Forest bylaws provide that vacancies in the Board occurring between Forest annual meetings, regardless of how such vacancies arose, shall be filled for the unexpired portion of the term by a majority of the remaining directors.

office before the expiration of his or her term, at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. Because of this provision of the Companies Acts, Actavis’ articles of association provide that Actavis may, by ordinary resolution, remove any director before the expiration of his period of office notwithstanding anything in any agreement between Actavis and the removed director. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., an employment contract) that the director may have against Actavis in respect of his removal.

Duties of Directors

Under Delaware law, a company’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarised as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of Forest and its shareholders. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

The directors of Actavis have certain statutory and fiduciary duties as a matter of Irish law. All of the directors have equal and overall responsibility for the management of Actavis (although directors who also serve as employees have additional responsibilities and duties arising under their employment agreements, and it is likely that more will be expected of them in compliance with their duties than non-executive directors). The principal directors’ duties include the common law fiduciary duties of good faith and exercising due care and skill. The statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, and the duty to maintain certain registers and make certain filings as well as disclosure of personal interests. For public limited companies like Actavis, directors are under a specific duty to ensure that the secretary is a person with the requisite knowledge and experience to discharge the role.

Under Delaware law, a member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member’s duties, be fully protected in relying in good faith upon

Under Irish law, a director is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (i) other directors, officers or employees of the

	Forest	Actavis

the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

company whom the director reasonably believes to be reliable and competent in the matters prepared or presented, (ii) legal counsel, public accountants or other persons as to matters the director reasonably believes are within their professional or expert competence or (iii) a committee of the board of which the director does not serve as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

Conflicts of Interest of Directors

Under Delaware law, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorises the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon, or (iii) the transaction is fair to the corporation as of the time it is authorised, approved or ratified. The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorises the contract or transaction.

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or proposed contract with Actavis are required to declare the nature of their interest at a meeting of the board of directors of Actavis. Actavis is required to maintain a register of declared interests, which must be available for shareholder inspection.

Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Actavis’ articles of association provide that a director must declare any interest he or she may have in a contract with Actavis at a meeting of the board of directors or otherwise provide notice to the board of directors. No director shall be prevented by his or her office from contracting with Actavis, provided that he or she has declared the nature of his or her interest in the contracts and the contract or transaction has been approved by a majority of the disinterested directors.

	Forest	Actavis

Under the Actavis articles of association, a director of Actavis may be a director of, other officer of, or otherwise interested in, any company promoted by Actavis or in which Actavis is interested, and such director will not be accountable to Actavis for any remuneration received from such employment or other interest. The articles of association further provide that (i) no director will be prevented from contracting with Actavis because of his or her position as a director, (ii) any contract entered into between a director and Actavis will not be subject to avoidance and (iii) no director will be liable to account to Actavis for any profits realised by virtue of any contract between such director and Actavis because the director holds such office or the fiduciary relationship established thereby. A director of Actavis is at liberty to vote in respect of any transaction in which he or she is interested, provided that such director discloses the nature of his or her interest prior to consideration of the transaction and any vote thereon.

Indemnification of Officers and Directors

Delaware law permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action that they had no reasonable cause to believe was unlawful.

Actavis’ articles of association confer an indemnity on its directors and secretary that is more limited than the analogous indemnity in Forest’s certificate of incorporation and bylaws because the Companies Acts prescribe that such an indemnity only permits a company to pay the costs or discharge the liability of a director or the secretary where judgment is given in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused. This restriction in the Companies Acts does not apply to executives who are not directors or the company secretary of Actavis. Any provision for indemnification to a greater extent is void under Irish law, whether contained in a memorandum and articles of association or any contract between the director and the Irish company.

	Forest’s certificate of incorporation provides that Forest shall indemnify any and all of its directors or officers or former directors or officers or any	Actavis’ articles of association also contain indemnification and expense advancement provisions for current or former executives who are not

Forest	Actavis

person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defence of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a director or officer of Forest, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

directors or the company secretary of Actavis.

Forest’s bylaws provide that Forest will indemnify, to the fullest extent permitted under Delaware law, each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of Forest or is or was serving at the request of Forest as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Forest, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss reasonably incurred in connection therewith. However, Forest will indemnify any such person who initiated a proceeding only if that proceeding was approved by the Forest board of directors.

The directors of Actavis may, on a case-by-case basis, decide at their discretion that it is in the best interests of Actavis to indemnify an individual director from any liability arising from his or her position as a director of Actavis. However, this discretion must be exercised bona fide in the best interests of Actavis as a whole. Any such indemnity will be limited in the manner described in the foregoing paragraphs.

Expenses shall be paid by Forest in advance of the final disposition of such action, suit or proceeding upon the receipt of an undertaking by or on behalf of the director or officer to repay such advanced amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Forest as authorised in the bylaws or otherwise.

Actavis has entered into deeds of indemnification, and a subsidiary of Actavis has entered into indemnification agreements, with certain directors and officers of Actavis.

	Forest	Actavis
Limitation on Director Liability

Under Delaware law, a corporation may include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors to the corporation and its shareholders for monetary damages for a breach of fiduciary duty as a director. Forest’s certificate of incorporation includes such a provision.

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result. Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.

However, a corporation may not limit or eliminate the personal liability of a director for: any breach of the director’s duty of loyalty to the corporation or its shareholders; acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law; intentional or negligent payments of unlawful dividends or unlawful stock purchases or redemptions; or any transaction in which the director derives an improper personal benefit.

Under the articles of association of Actavis, to the maximum extent permitted by Irish law, no director or officer of Actavis shall be personally liable to Actavis or its shareholders for monetary damages for his or her acts or omissions save where such acts or omissions involve negligence, default, breach of duty or breach of trust.

Annual Meetings of Shareholders

Under Delaware law, an annual meeting of shareholders is required for the election of directors and for such other proper business as may be conducted thereat. The Delaware Court of Chancery may order a corporation to hold an annual meeting if the corporation has failed to hold an annual meeting for a period of 13 months after its last annual meeting.

As a matter of Irish law, Actavis is required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after Actavis’ fiscal year-end. Because of the fifteen-month requirement described in this paragraph, which is different from the analogous provision of Delaware law, Actavis’ articles of association include provisions reflecting this requirement of Irish law.

Under the Forest bylaws, an annual meeting of shareholders is held at a place and time designated by the board of directors.

Business may be brought before an Actavis meeting if directed by a court of competent jurisdiction or if the chairman decides in his discretion that it may be regarded as within the scope of the meeting.

	Forest	Actavis
	Forest’s certificate of incorporation provides that meetings of stockholders may be held outside the State of Delaware, if the bylaws so provide.	Actavis’ articles of association provide that meetings may be held in or outside of Ireland.

The provisions of the articles of association of Actavis relating to general meetings shall apply to every such general meeting of the holders of any class of shares.

Advance Notice Provisions

Under the Forest bylaws, for stockholder proposals or nominations of directors to be properly brought before an annual meeting by a Forest stockholder, timely notice must be given. To be timely, a stockholder’s notice must be delivered to Forest not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding year’s meeting, notice must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Forest.

Under Actavis’ articles of association, in addition to any other applicable requirements, for business or nominations to be properly brought before an annual general meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the company.

To be timely for an annual general meeting, a shareholder’s notice to the Secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received at the Office not less than 120 calendar days nor more than 150 calendar days before the first anniversary of the notice convening Actavis’ annual general meeting for the prior year (and in the case of Actavis’ first annual general meeting, references to the preceding year’s annual general meeting shall be to the annual meeting of Actavis in that preceding year); provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to Shareholders, notice by the Shareholder must be so delivered not later than the close of business on the 15th calendar day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment or postponement of an annual general meeting commence a new time period (or extend any time period) for the giving of a shareholder’ notice.

A shareholder’s notice to the Secretary must set forth as to each matter such shareholder proposes to bring before the meeting:
• a brief description of the business desired to be brought before the meeting,

	Forest	Actavis

the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend the articles of Actavis, the text of the proposed amendment) and the reasons for conducting such business at the meeting;

•    as to the shareholder giving the notice, the name and address, as they appear in the Register, of such shareholder and any shareholder associated person as described in Actavis’ articles of association;

The chairman of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was made or proposed in accordance with these procedures (as set out in Actavis’ articles of association), and if any proposed business is not in compliance with this article, to declare that such defective proposal shall be disregarded. The chairman of such meeting shall, if the facts reasonably warrant, refuse to acknowledge that a proposal that is not made in compliance with the procedure specified in this article, and any such proposal not properly brought before the meeting, be considered.

Calling Special Meetings of Shareholders

Under Delaware law, special meetings of shareholders may be called by the board of directors and by such other person or persons authorised to do so by the corporation’s certificate of incorporation or bylaws. The Forest bylaws provide that, subject to the rights of any preferred stock, special meetings, other than those regulated by statute, may only be called by the board of directors. No business other than that specified in the call for the meeting may be transacted at any meeting of the stockholders.

As provided under Irish law, extraordinary general meetings of Actavis may be convened (i) by the Actavis board of directors, (ii) on requisition of Actavis shareholders holding not less than 10% of the paid up share capital of Actavis carrying voting rights, (iii) on requisition of Actavis’ auditors or (iv) in exceptional cases, by court order.

Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

In the case of an extraordinary general meeting convened by the Actavis shareholders, the proposed purpose of

	Forest	Actavis

the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Actavis board of directors has 21 days to convene a meeting of Actavis shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Actavis board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Actavis’ receipt of the requisition notice. Because of requirements described in this paragraph, Actavis’ articles of association include provisions reflecting these requirements of Irish law.

If the Actavis board of directors becomes aware that the net assets of Actavis are not greater than half of the amount of Actavis’ called-up share capital, it must convene an extraordinary general meeting of Actavis’ shareholders not later than 28 days from the date that the directors learn of this fact to consider how to address the situation.

Notice Provisions

Under Delaware law, written notice of annual and special meetings of Forest stockholders must be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder entitled to vote at such meeting as of the record date for determining the shareholders entitled to notice of the meeting.

As provided under Irish law, notice of an annual or extraordinary general meeting must be given to all Actavis shareholders and to the auditors of Actavis.

The Forest bylaws provide that written notice of an annual meeting must be served personally or by mail. The Forest bylaws provide that notice of a special meeting stating the purpose for which the special meeting is called must be served personally or by mail not less than 10 days nor more than 60 days before the date set for the special meeting.

The Actavis articles of association provide for the minimum notice period of 21 days’ notice in writing for an annual meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

Quorum at Shareholder Meetings	The Forest bylaws provide that the presence, in person or by proxy, of the holders of a majority of the outstanding stock entitled to vote generally shall be necessary to	The Actavis articles of association provide that a quorum shall be two or more persons holding or representing by proxy more than 50% of the total issued voting rights of Actavis shares.

	Forest	Actavis

constitute a quorum for the transaction of business, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such businesses.

Adjournment of Shareholder Meetings

The Forest bylaws provide that, whether or not a quorum is present, the chairman of the meeting or a majority of the stockholders present in person or by proxy may adjourn the meeting from time to time. No notice of the time and place of adjourned meetings need be given except as required by law.

The articles of association of Actavis provide that the chairman may with the consent of the meeting (and in certain circumstances without the consent of the meeting) and shall if so directed by the meeting adjourn a general meeting without notice, other than announcement at the meeting. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. New notice must be given for meetings adjourned for 30 days or more.

Voting Rights

Each share of Forest common stock entitles the holders thereof to one vote. Shares of a series of preferred stock designated by the board of directors would have such voting rights as are specified in the resolution designating such series.

Under Actavis’ articles of association, each Actavis shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. The holders of serial preferred shares may also be entitled to a vote depending on the terms upon which any such shares are issued.

The Forest bylaws provide that, except as otherwise specifically provided in the Forest bylaws, all questions, the manner of which is not specifically regulated by statute, will be determined by a majority of the shares entitled to vote on such matters present in person or by proxy.

Except where a greater majority is required by the Companies Acts, any question, business or resolution proposed at any general meeting shall be decided by a simple majority of the votes cast.

At any meeting of Actavis, all resolutions will be decided on a show of hands unless a poll is demanded by: (i) the chairman; (ii) at least three shareholders present in person or by proxy; (iii) any shareholder or shareholders present in person or proxy and holding not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting; or (iv) any shareholder or shareholders holding shares in Actavis conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one tenth of the total sum paid up on all the shares conferring that right.

Irish law requires approval of certain matters by special resolutions of the shareholders at a general meeting.

	Forest	Actavis
Ordinary resolutions, by contrast, require a simple majority of the votes of Actavis cast at a general meeting at which a quorum is present.

Irish law also distinguishes between “ordinary business” and “special business.” Most matters are deemed “special” with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the directors and auditors, the election of directors, the re-appointment of the retiring auditors and the fixing of the remuneration of the auditors, all of which are deemed to be “ordinary business.”

Shareholder Action by Written Consent

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation (which Forest’s certificate of incorporation does not), any action required to be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consent in writing, setting forth the actions so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorise or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Companies Acts provide that shareholders may approve a resolution without a meeting if (i) all shareholders sign the written resolution and (ii) the company’s articles of association permit written resolutions of shareholders. Actavis’ articles of association provide shareholders with the right to take action by unanimous written consent as permitted by Irish law.

Shareholder Suits

Generally, Forest may be sued under federal securities law, and shareholders may bring derivative litigation against Forest if Forest does not enforce its own rights. Under federal and state procedural rules, a shareholder must make a demand upon the board before bringing a derivative suit unless demand is excused. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action have been met.

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go un-redressed.

The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (i) that the company is entitled to the relief claimed and (ii) that the action falls within one of the five exceptions derived from case law, as follows:

(i) Where an ultra vires or illegal act is perpetrated;

	Forest	Actavis
(ii) Where more than a bare majority is required to ratify the “wrong” complained of;

(iii) Where the shareholders’ personal rights are infringed;

(iv) Where a fraud has been perpetrated upon a minority by those in control; or

(v) Where the justice of the case requires a minority to be permitted to institute proceedings.

Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong. Conduct must relate to the internal management of the company. This is an Irish statutory remedy and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records

Under Delaware law, a shareholder of a Delaware corporation has the right to inspect the corporation’s stock ledger, shareholder lists and other books and records for a purpose reasonably related to the person’s interest as a shareholder.

Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of Actavis and any act of the Irish government that alters the memorandum of Actavis; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of Actavis; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Actavis; (iv) receive copies of balance sheets and directors’ and auditors’ reports that have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of Actavis that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years.

Disclosure of Interests in Shares	Neither Delaware law nor Forest’s governing documents impose any obligation with respect to disclosure by shareholders of their interests in Forest shares.

Under the Companies Acts, there is a notification requirement for shareholders who acquire or cease to be interested in 5% of the shares of an Irish public limited company. An Actavis shareholder therefore must make such a notification to Actavis if,

Forest	Actavis

as a result of a transaction, the shareholder will be interested in 5% or more of the relevant share capital of Actavis; or if, as a result of a transaction, a shareholder who was interested in more than 5% of the relevant share capital of Actavis ceases to be so interested. Where a shareholder is interested in more than 5% of the relevant share capital of Actavis (i.e., voting shares), any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Actavis.

The relevant percentage figure is calculated by reference to the aggregate par value of the shares in which the shareholder is interested as a proportion of the entire par value of Actavis ordinary share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to the company within five business days of the alteration of the shareholder’s interests that gave rise to the requirement to notify.

Where a person fails to comply with the notification requirements described above no right or interest of any kind whatsoever in respect of any shares in the company concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the Irish High Court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, Actavis, under the Companies Acts, may by notice in writing require a person whom the company knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in the company’s relevant share capital: (a) to indicate whether or not it is the case and (b) where such person holds or has during that time held an interest

	Forest	Actavis

in the shares of the company, to give such further information as may be required by Actavis, including particulars of such person’s own past or present interests in Actavis ordinary shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by Actavis on a person who is or was interested in shares of the company and that person fails to give the company any of the requested information within the reasonable time specified, Actavis may apply to the court for an order directing that the affected shares be subject to certain restrictions. Under the Companies Acts, the restrictions that may be placed on the shares by the court are as follows:

(a) any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

(b) no voting rights shall be exercisable in respect of those shares;

(c) no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d) no payment shall be made of any sums due from the company on those shares, whether in respect of capital or otherwise.

Where the shares in Actavis are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

Rights of Dissenting Shareholders

The appraisal rights of Forest stockholders are governed by Delaware law.

Delaware law provides that appraisal rights are available to dissenting shareholders in connection with certain mergers or consolidations. However, unless a corporation’s certificate of incorporation otherwise provides (which Forest’s certificate of incorporation does not), Delaware law

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as Actavis and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and

	Forest	Actavis

does not provide for appraisal rights if: (1) the shares of the corporation are (a) listed on a national securities exchange or (b) held of record by more than 2,000 shareholders; or (2) the corporation is the surviving corporation and no vote of its shareholders is required for the merger. However, notwithstanding the foregoing, Delaware law provides that appraisal rights will be available to the shareholders of a corporation if the shareholders are required by the terms of a merger agreement to accept for such stock anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depository receipts; or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts as described above. Delaware law does not provide appraisal rights to shareholders with respect to the sale of all or substantially all of a corporation’s assets or an amendment to a corporation’s certificate of incorporation, although a corporation’s certificate of incorporation may so provide (which Forest’s certificate of incorporation does not). Delaware law provides, among other procedural requirements for the exercise of the appraisal rights, that a shareholder’s written demand for appraisal of shares must be received before the taking of the vote on the matter giving rise to appraisal rights, when the matter is voted on at a meeting of shareholders.

Liechtenstein), a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the transaction.

Anti-takeover Measures

Under Delaware law, certain anti-takeover provisions apply to Forest as a publicly-traded company that may have the effect of making it more difficult for a third party to acquire Forest. In particular, Section 203 of the DGCL generally prohibits a Delaware

A transaction in which a third party seeks to acquire 30% or more of the voting rights of Actavis will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Panel. The “General Principles”

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corporation from engaging in any of a broad range of business combinations with an interested shareholder for a period of three years following the time that such shareholde rbecame an interested shareholder, unless, among other exceptions, prior to such time the board of directors of the corporation approved either the relevant business combination or the transaction that resulted in such shareholder becoming an interested shareholder.

of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

In addition, under the Forest certificate of incorporation and bylaws, certain provisions may make it difficult for a third party to acquire Forest, or for a change in the composition of the board of directors or management to occur, including the authorisation of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without shareholder approval; the establishment of advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholder meetings; and the inability of shareholders to propose matters that can be acted upon at special shareholder meetings.

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Panel:

(a) in the event of an offer, all holders of security of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(b) the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

(c) the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

(d) false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

(e) a bidder must announce an offer only after ensuring that he or she can fulfil in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

	Forest	Actavis
(f) a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

(g) a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Irish law also includes mandatory bid rules, other requirements in relation to offers, “substantial acquisition” rules and restrictions on “frustrating action”.

Rights Agreement	Forest does not have a shareholder rights plan in place.

The Actavis articles of association expressly authorise the adoption of a shareholders’ rights plan. Irish law does not expressly authorise or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on this issue. Actavis does not have a rights plan in place.

Variation of Rights Attaching to a Class or Series of Shares

Under Forest’s certificate of incorporation, the board of directors may designate a new series of preferred stock, which may have terms different than outstanding shares, without shareholder approval. Such designation would specify the number of shares of any class or series and determine the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series. A variation of the rights attached to issued shares of Forest would be effected through an amendment to Forest’s certificate of incorporation.

As a matter of Irish law, any variation of class rights attaching to the issued Actavis shares must be approved in writing by holders of three-quarters of the issued shares in that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class, provided that, if the relevant class of holders has only one holder, that person present in person or by proxy shall constitute the necessary quorum.

Amendments of Governing Documents

Forest reserves the right in its certificate of incorporation to amend, alter, change or repeal any provision of the certificate of incorporation as permitted by statute. Under Delaware law, a corporation’s certificate of incorporation may be amended only if the board of directors adopts a resolution approving the amendment and declaring its advisability and the holders of a majority of the outstanding stock entitled to vote approve the amendment. If the proposed amendment would adversely

Actavis, pursuant to Irish law, may only alter its memorandum and articles of association by the passing of a special resolution of shareholders.

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affect the rights, powers, par value, or preferences of the holders of either a class of stock or a series of a class of stock, then the holders of either the class of stock or series of stock, as appropriate, shall be entitled to vote as a class.

Forest’s bylaws may be altered, amended, repealed or added to by an affirmative vote of the stockholders representing a majority of the whole capital stock entitled to vote at an Annual Meeting or at a Special Meeting called for that purpose, provided that written notice shall have been sent to each stockholder at least 10 days before the date fixed for such meeting. The Forest bylaws may also be altered, amended, repealed or added to by the affirmative vote of the Forest board of directors.

Rights Upon Liquidation

Under Delaware law, unless the board of directors approves a proposal to dissolve, a dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If a dissolution is initially approved by the board of directors, it may be approved by a simple majority of the corporation’s shareholders.

Upon dissolution, after satisfaction of the claims of creditors, the assets of Forest would be distributed to shareholders in accordance with their respective interests, including any rights a holder of shares of preferred stock may have to preferred distributions upon dissolution or liquidation of the corporation.

The rights of shareholders of an Irish public limited company to a return of the company’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in the company’s memorandum and articles of association or the terms of any serial preferred shares issued by the company from time to time. The holders of serial preferred shares in particular may have the right to priority in a dissolution or winding up of the company. If the company’s memorandum and articles of association contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to Actavis shareholders in proportion to the paid-up nominal value of the shares held. The Actavis articles of association provide that the ordinary shareholders of Actavis are entitled to participate pro rata in a winding up, but their right to do so is subject to the rights of any holders of the serial preferred shares to participate under the terms of any series or class of such shares.

Actavis may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is

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required. Actavis may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Actavis has failed to file certain returns.

Enforcement of Civil Liabilities Against Foreign Persons	A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland or in England and Wales. There is no treaty between Ireland and the United States or the UK and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the foreign judgment will be deemed to be enforceable in Ireland or in England and Wales:

(i) the judgment must be for a definite sum;

(ii) the judgment must be final and conclusive; and

(iii) the judgment must be provided by a court of competent jurisdiction.

An Irish or English court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violated public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment. Further, an English court may refuse to enforce such a judgment if the judgment debtor satisfies the court that: (i) the relevant United States court lacked jurisdiction over the original proceedings at the time when the proceedings were initiated (according to English rules of private international law) or the United States judgment is not final and conclusive on the merits; (ii) the United States judgment is for a sum payable in respect of taxes, or other charges of a like nature or is in respect of a fine or other penalty or otherwise based on a United States law that an English court considers to relate to a penal, revenue or other public law; (iii) the United States judgment has been arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained, or is a judgment that is

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otherwise specified in Section 5 of the Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act; (iv) the English enforcement proceedings were not commenced within the relevant limitation period; (v) the United States judgment is a judgment on a matter previously determined by an English court or of a court of another jurisdiction whose judgment is entitled to recognition in England or conflicts with an earlier judgment of such court; the United States judgment was obtained contrary to an agreement for the settlement of disputes under which the dispute in question was to be settled otherwise than by proceedings in a United States court (to whose jurisdiction the judgment debtor did not submit); or (vi) an order has been made and remains effective under section 9 of the UK Foreign Judgments (Reciprocal Enforcement) Act 1933 applying that section to United States courts including the relevant United States court. Notwithstanding the foregoing, it cannot be assured that United States judgments will be recognised or enforceable in Ireland or in England and Wales.

3.	EMPLOYEES

As of 31 December 2013, Actavis had approximately 19,200 employees in approximately 62 countries. Of the Actavis employees, approximately 1,775 were engaged in R&D, 7,765 in manufacturing, 1,750 in quality assurance and quality control, 6,975 in sales, marketing and distribution, and 935 in administration.

A table setting out Actavis’ employees by division, function and geography is set out below:

Division and Function	No.	Division and Function	No.	Division and Function	No.
Anda	629	Commercial, MEAAP (contd)		Manufacturing, Intl (contd)

Anda Distribution	629	Singapore	136	Iceland	237
United States	629	South Africa	58	India	326
Brand	2,118	Switzerland	2	Malta	551

Brand Alliance Management	1	United Arab Emirates	89	Serbia	299
United States	1	United States	2	United States	1
Brand Business Development	1	Vietnam	16	Pharmaceutical Technology	173
United States	1	Generic Business Development, Americas	31	Bulgaria	1
Brand Management	347	Bulgaria	11	Canada	9
Canada	5	Iceland	1	India	13
Germany	62	Norway	1	Ireland	1
Ireland	35	Switzerland	10	Malta	27
Puerto Rico	74	United States	8	Switzerland	1

Division and Function	No.	Division and Function	No.	Division and Function	No.
Spain	1	Generic R&D	1,484	United Kingdom	1
United Kingdom	125	Bulgaria	50	United States	120
United States	45	Canada	3	Procurement & Logistics	83
Brand Marketing, International	216	Denmark	1	Bulgaria	9
Canada	67	Greece	1	China	1
United States	149	Iceland	199	Germany	6
Brand Marketing, US	22	India	630	India	1
United States	22	Isle of Man	9	Netherlands	9
Brand R&D	168	Italy	10	Norway	1
Canada	8	Malta	22	Puerto Rico	8
France	1	Romania	38	Sweden	1
Germany	6	Switzerland	6	Switzerland	6
Italy	1	United Arab Emirates	6	United Kingdom	20
Netherlands	1	United States	509	United States	21
United Kingdom	12	Generic Sales & Marketing, US	39	Quality	1,751
United States	139	United States	39	Bulgaria	76
Brand Sales, US	1,240	Generics Management	80	Canada	25
Canada	69	France	5	Denmark	28
United States	1,171	Germany	7	Greece	49
R&D, Biologics	123	Greece	7	Iceland	118
United Kingdom	122	Iceland	49	India	292
United States	1	Italy	1	Italy	86
Generics	6,442	Poland	5	Malta	199

Commercial, Australia	73	Singapore	1	Poland	1
Australia	73	Spain	1	Romania	85
Commercial, Canada & Latin America	89	Switzerland	2	Serbia	77
Canada	87	United Arab Emirates	1	Switzerland	2
United States	2	United States	1	United Kingdom	24
Commercial, Europe	3,645	Speciality Pharmaceutical Development	8	United States	689
Albania	10	Switzerland	1	Supply Chain	262
Austria	18	United Kingdom	7	Bulgaria	47
Azerbaijan	9	Global Ops	9,205	Finland	1

Belarus	28	Engineering	109	Ireland	1
Bosnia & Herzegovina	19	Iceland	1	Switzerland	8
Bulgaria	186	India	11	United Kingdom	44
Czech Republic	69	Ireland	2	United States	161
Denmark	20	Malta	1	Shared Services	783

Estonia	8	United States	94	Corporate Affairs	17
Finland	18	Global Operations Management	215	Switzerland	3
France	173	Iceland	5	United States	14
Germany	59	United States	210	Corporate Development	5
Greece	220	Information Technology	342	United Kingdom	1
Hungary	65	Bulgaria	26	United States	4
Iceland	16	Canada	6	Executive Management	41
Ireland	23	Denmark	3	Iceland	39
Italy	46	Greece	4	United States	2
Kazakhstan	60	Iceland	3	Finance	489
Kosovo	6	India	10	Australia	16
Latvia	9	Indonesia	1	Bulgaria	9
Lithuania	35	Ireland	2	Canada	19
Macedonia	8	Malta	7	Iceland	58
Moldova	16	Norway	1	India	54

Division and Function	No.	Division and Function	No.	Division and Function	No.
Mongolia	16	Poland	3	Ireland	11
Netherlands	55	Serbia	2	Malta	25
Norway	11	Switzerland	2	Netherlands	1
Poland	320	United Kingdom	6	Norway	1
Portugal	34	United States	266	Poland	1
Romania	155	Injectables	417	Romania	1
Russia	481	Italy	290	Switzerland	25
Serbia	127	Romania	126	United Kingdom	23
Slovak Republic	47	United States	1	United States	245
Spain	94	Manufacturing	488	Human Resources	136
Sweden	74	China	58	Canada	5
Switzerland	51	India	113	Denmark	3
Turkey	216	Indonesia	223	India	23
Ukraine	247	Netherlands	76	Malta	8
United Kingdom	588	Switzerland	1	Netherlands	1
United States	1	United Kingdom	17	Switzerland	14
Uzbekistan	7	Manufacturing, Americas	2,364	United Kingdom	2
Commercial, MEAAP	993	Brazil	132	United States	80
China	204	Canada	6	Legal Services	95
Hong Kong	13	Germany	210	Bulgaria	9
India	11	Ireland	9	Canada	1
Indonesia	358	Puerto Rico	346	Denmark	1
Japan	11	United Kingdom	39	Iceland	7
Malaysia	28	United States	1,622	Switzerland	9
Malta	27	Manufacturing, Intl	3,001	United Kingdom	5
Myanmar	11	Bulgaria	1,463	United States	63
New Zealand	27	Greece	124

				Grand Total	19,177

4.	MATERIAL CONTRACTS

The following is a summary of (i) each material contract, other than contracts entered into in the ordinary course of business, to which Actavis is a party, for the two years immediately preceding the date of this Prospectus and (ii) each contract, other than contracts entered into in the ordinary course of business, entered into by any member of the Actavis Group which contains any provision under which any member of the Actavis Group has any obligation or entitlement which is material to the Actavis Group as at the date of this Prospectus:

•	Merger Agreement dated 17 February 2014 between Actavis and Forest, pursuant to which Actavis will acquire Forest in a series of merger transactions.

Actavis, Forest, Tango U.S. Holdings, Merger Sub 1, and Merger Sub 2, entered into the Merger Agreement on 17 February 2014 pursuant to which Actavis agreed to acquire Forest. As a result of the Mergers contemplated therein, Forest will become a wholly-owned subsidiary of Actavis.

The Merger Agreement contains customary representations, warranties and covenants which include, among others, covenants to conduct businesses in the ordinary course between the execution of the Merger Agreement and the completion of the Mergers and covenants not to engage in certain kinds of transactions during that period. In addition, certain covenants require each of the parties to use, subject to the terms and conditions of the Merger Agreement, reasonable best efforts to cause the Mergers to be consummated. Each of Actavis and Forest has agreed not to solicit any offer or proposal for specified alternative transactions, or, subject to certain exceptions relating to the receipt of unsolicited offers that may be deemed to be “superior proposals” (as defined in the Merger Agreement), to participate in discussions or engage in negotiations regarding such an offer or proposal with, or furnish any non-public information regarding such an offer or proposal to, any person that has made such an offer or proposal. The Merger Agreement also requires each of Actavis and Forest to call and hold shareholders’ meetings and requires the board of directors of Actavis to recommend that its shareholders approve the issuance of Actavis Ordinary Shares and the board of directors of Forest to recommend that its stockholders adopt the Merger Agreement. Each of Actavis’ and Forest’s board is also permitted to change its recommendation in response to (among other things) a “superior proposal” but such party may not otherwise terminate the Merger Agreement to accept such proposal.

Each of Actavis’ and Forest’s obligation to consummate the Mergers is subject to a number of conditions, including, among others, the following, as further described in the Merger Agreement: (i) approval of Actavis shareholders of the issuance of Actavis Ordinary Shares, (ii) approval of Forest stockholders of the adoption of the Merger Agreement, (iii) expiration of the waiting period (or extension thereof) under the HSR Act and receipt of any approvals required thereunder and under applicable foreign antitrust laws having been obtained, (iv) the shares of Actavis to be issued in the First Merger being approved for listing on the New York Stock Exchange, (v) the representations and warranties of the other party being true and correct, subject to the materiality standards contained in the Merger Agreement, (vi) absence of specified adverse laws or orders, (vii) an Irish prospectus with respect to the Actavis Ordinary Shares to be issued (if required by Irish law) in the First Merger being approved by the Central Bank of Ireland and made available to the public in accordance with Irish prospectus law, (viii) material compliance by the other party with its covenants and (ix) no material adverse effect having occurred with respect to the other party since the signing of the Merger Agreement.

The Merger Agreement contains certain customary termination rights, including, among others, (a) the right of either Actavis or Forest to terminate the Merger Agreement if Forest’s stockholders fail to adopt the Merger Agreement or if Actavis’ shareholders fail to approve the issuance of Actavis Ordinary Shares, (b) the right of either Actavis or Forest to terminate the Merger Agreement if the board of directors of the other party changes its recommendation with respect to the transaction, (c) the right of either Actavis or Forest to terminate the Merger Agreement if the First Merger has not occurred by six months after the date of the Merger Agreement, subject to certain conditions, provided that this period may be extended by up to an additional four months in certain circumstances, and (d) the right of either Actavis or Forest to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions.

Forest must pay a termination fee of (i) $875,000,000 if (A) the Merger Agreement is terminated by Actavis as a result of a change of recommendation by the Forest board of directors or (B) the Merger Agreement is terminated by either Forest or Actavis for failure to close by the Outside Date or because Forest stockholder approval is not obtained, a competing proposal was publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Forest stockholder meeting and (C) Forest enters into a definitive agreement for a competing proposal within 12 months following such termination and such competing proposal is consummated or (ii) $250,000,000 if the Merger Agreement is terminated by Forest or Actavis because Forest stockholder approval is not obtained (which would be credited against any Forest termination fee that subsequently becomes payable as described in clause (i)(B)). Actavis must pay termination fees in reciprocal circumstances, except that the fees payable in the circumstances described in clauses (i) and (ii) are $1,175,000,000 and $335,000,000, respectively.

•	Transaction Agreement dated 19 May 2013 entered into between Actavis and, amongst other parties, Warner Chilcott for the purposes of implementing the Warner Chilcott Acquisition.

On 19 May 2013, Actavis, Warner Chilcott, Actavis Ltd, Actavis Ireland Holding Limited, Actavis W.C. Holding, Inc. and Actavis W.C. Holding 2, Inc. entered into an agreement to acquire Warner Chilcott (the “Transaction Agreement”). Under the terms of the Transaction Agreement Actavis Ltd., a company incorporated in Ireland, acquired Warner Chilcott by means of a scheme of arrangement pursuant to the Companies Act 1963, which was approved by the Irish High Court. The scheme allowed the cancellation of any Warner Chilcott shares not already owned by Actavis Ltd or any of its affiliates, and the issuance of new ordinary shares of Warner Chilcott, by Warner Chilcott to Actavis Ltd. Ordinary shares of Actavis Ltd. were then issued to the applicable shareholders of Warner Chilcott. At the effective time, the holders of Warner Chilcott ordinary shares (other than those held by Actavis or any of its affiliates) were entitled to receive 0.160 of an Actavis Ltd. ordinary share for each such Warner Chilcott ordinary share.

Simultaneously with and conditioned upon the concurrent consummation of the scheme, Actavis W.C. Holding 2, Inc., a wholly-owned indirect subsidiary of Actavis Ltd., merged with and into Actavis. The separate corporate existence of Actavis W.C. Holding 2, Inc. ceased and Actavis continued as the surviving corporation. Pursuant to the Transaction Agreement, each outstanding Actavis common share was cancelled and automatically converted into the right to receive one Actavis Ltd. ordinary share.

•	Expenses Reimbursement Agreement dated 19 May 2013 entered into between Actavis and Warner Chilcott in connection with the Warner Chilcott Acquisition.

In connection with the execution of the Transaction Agreement, Actavis and Warner Chilcott entered into an expenses reimbursement agreement, the terms of which were consented to by the Panel for purposes of Rule 21.2 of the Irish Takeover Rules (the “Expenses Reimbursement Agreement”). Under the Expenses Reimbursement Agreement, Warner Chilcott agreed to pay to Actavis the documented, specific and quantifiable third-party costs and expenses incurred by Actavis in connection with the Actavis Acquisition upon the termination of the Transaction Agreement in specified circumstances. The maximum amount payable by Warner Chilcott to Actavis pursuant to the Expenses Reimbursement Agreement (the “Expense Reimbursement Amount”) was an amount equal to 1% of the aggregate value of the issued share capital of Warner Chilcott, or approximately $51 million.

•	Stock Purchase Agreement dated 19 January 2013 entered into between Actavis, Inc., Watson Pharma Actavis S.à r.l. and each of the shareholders of Uteron.

On 19 January 2013, Actavis, Inc. (formerly Watson), a Nevada corporation, Watson Pharma Actavis (the “Purchaser”), a company incorporated in Luxembourg and wholly-owned subsidiary of Actavis, Inc., and each of the shareholders (together, the “Sellers”) of Uteron, a company incorporated in Belgium, entered into the Uteron Stock Purchase Agreement pursuant to which the Purchaser purchased all of the outstanding equity of Uteron. Pursuant to the Uteron Stock Purchase Agreement, in exchange for the outstanding equity of Uteron, the Purchaser paid to the Sellers $150 million in cash at the closing of the transaction (the “Uteron Closing”), which occurred on 23 January 2013. The purchase price paid at the Uteron Closing is subject to a customary working capital adjustment.

In addition, the Uteron Stock Purchase Agreement provides that the sellers will have the right to receive certain potential future payments (each a “Milestone Payment”) (not to exceed an aggregate total of $155 million) after the Uteron Closing contingent on Uteron’s achievement of certain commercialisation milestones with respect to the Diafert, Estelle, Colvir, Vaginate and Alyssa products (or versions of such products derived from the intellectual property of Uteron directly relating to the product at issue and existing as of the Uteron Closing). A Milestone Payment is also payable with respect to the Estelle product in the event that a non-infringing manufacturing process for the active pharmaceutical ingredient of such product achieving specific estretol yields has been developed by or on behalf of Uteron or its affiliate within a prescribed timeframe.

Of the amount paid to the sellers at the Uteron Closing, $15 million has been placed in an escrow account to cover any closing account adjustment, as well as warranty and indemnity claims. As of the date that is two years following the Uteron Closing, the sellers will be entitled to receive any amounts remaining in the escrow account that are not subject to then existing claims by Actavis, Inc. The Uteron Stock Purchase Agreement provides for certain time periods within which the Purchaser may make claims against the sellers, including seven years for claims relating to tax, two years for most warranty claims and six years for claims under certain fundamental warranties (including title to the shares being sold, due authorisation to enter into the transaction and certain intellectual property warranties). In addition to amounts available under the escrow arrangement, the Purchaser is also entitled to offset any Milestone Payment amounts due to the sellers against indemnity claims made within the relevant period following the Uteron Closing. The sellers’ maximum liability for indemnification claims under the Uteron Stock Purchase Agreement is capped at an aggregate total of $100 million (other than with respect to claims relating to certain fundamental sellers’ warranties, including having title to the shares being sold, due authorisation to enter into the transaction and certain intellectual property warranties for which the sellers’ maximum liability is capped at the purchase price).

•

Deed of Modification and Withdrawal from Escrow Accounts, dated 31 October 2012, to the Sale and Purchase Agreement, dated 25 April 2012, entered into between Nitrogen DS Limited, Landsbanki Islands hf., ALMC Eignarhaldsfélag ehf., ALMC hf., Argon Management S.à r.l., the Managers party thereto, Deutsche Bank AG, London Branch, Actavis Acquisition Debt S.à r.l., Watson Pharma S.à r.l. and Watson.

On 31 October 2012, Watson Pharma, a company incorporated in Luxembourg and wholly-owned subsidiary of Watson, Nitrogen, a company incorporated in the British Virgin Islands, Landsbanki, a company incorporated in Iceland and DB, entered into an amendment (the “Purchase Agreement Amendment”) to that certain Sale and Purchase Agreement (the “Purchase Agreement”), dated as of 25 April 2012, by and among, Watson, Watson Pharma, Actavis Acquisition Debt, a company incorporated in Luxembourg (the “Vendor”), Nitrogen, Landsbanki, ALMC, a company incorporated in Iceland (ALMC, together with Nitrogen and Landsbanki, the “Indirect Equity Holders”), ALMC hf., a company incorporated in Iceland, Argon Management S.à r.l., a company incorporated in Luxembourg, the Managers party thereto and DB (together with Landsbanki, the “Debt Holders” and the Debt Holders together with the Indirect Equity Holders and the Managers, the “Indirect Interest Holders”) pursuant to which the parties amended certain provisions of the Purchase Agreement relating to the mechanics by which the novation of the Vendor’s rights and obligations under the Purchase Agreement occurs, such that following completion of the acquisition of the interests purchased under the Purchase Agreement and the assumption of a payable (“Completion”) and upon the Vendor’s election, all of the rights and obligations of the Vendor under the Purchase Agreement shall be novated and ultimately transferred to Nitrogen DS Limited, Landsbanki, DB and the Managers party to the Purchase Agreement, who shall then assume responsibility in pre-determined proportions for the performance of the Vendor’s obligations (subject to the same limitations incumbent on the Vendor’s obligations in the Purchase Agreement) (the “Novation”).

The Purchase Agreement Amendment also provides that following the Novation, Landsbanki and DB may withdraw their respective proportions of monies paid into escrow accounts established at Completion to settle any liability for claims by Watson Pharma in respect of their proportionate liability for completion account adjustments and breaches of the interim covenants or Vendor’s warranties, such that Watson Pharma may only seek recovery for their proportionate liability directly from Landsbanki and DB in the event of any such claims.

•	Third Supplemental Indenture dated 2 October 2012 entered into between Actavis, Inc. and Wells Fargo Bank, N. A., as trustee, to the Base Indenture, dated 24 August 2009.

On 2 October 2012, Actavis, Inc. issued $1,200 million aggregate principal amount of its 1.875% Senior Notes due 2017 (the “2017 Notes”), $1,700 million aggregate principal amount of its 3.250% Senior Notes due 2022 (the “2022 Notes”) and $1,000 million aggregate principal amount of its 4.625% Senior Notes due 2042 (the “2042 Notes” and together with the 2017 Notes and 2022 Notes, the “Notes”) in a registered offering pursuant to an effective Registration Statement on Form S-3 filed with the SEC. The Notes were issued pursuant to an indenture, dated as of 24 August 2009 (the “Base Indenture”), Actavis, Inc. and Wells Fargo, as trustee (the “Trustee”), as supplemented by the third supplemental indenture, dated as of 2 October 2012 (the “Supplemental Indenture” and, together with the Base Indenture, as amended and supplemented, the “Indenture”), between Actavis, Inc. and the Trustee. The 2017 Notes, 2022 Notes and 2042 Notes bear interest at a rate of 1.875%, 3.250% and 4.625% per annum, respectively, which is payable semi-annually in arrears on each 1 April and 1 October, respectively. The 2017 Notes will mature on 1 October 2017, the 2022 Notes will mature on 1 October 2022 and the 2042 Notes will mature on 1 October 2042.

Actavis, Inc. may redeem the 2012 Senior Notes, in whole at any time or in part from time to time, at the Actavis, Inc.’s option, at a redemption price equal to the greater of 100% of the principal amount of notes to be redeemed and the sum of the present values of the remaining scheduled payments of principal and interest in respect of the 2012 Senior Notes being redeemed discounted on a semi-annual basis at the Treasury Rate plus 20 basis points in the case of the 2017 Notes, 25 basis points in the case of the 2022 Notes and 30 basis points in the case of the 2042 Notes, plus in each case accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, the Actavis, Inc. may redeem the 2022 Notes on or after 1 July 2022 (three months prior to their maturity date), and the 2042 Notes on or after 1 April 2042 (six months prior to their maturity date) in each case, in whole at any time or in part from time to time, at the Actavis, Inc.’s option at a redemption price equal to 100% of the aggregate principal amount of the 2012 Senior Notes being redeemed, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, upon certain change of control triggering events, combined with a downgrade of the 2012 Senior Notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services, Actavis, Inc. will be required to make an offer to purchase each of the 2012 Senior Notes at a price equal to 101% of the principal amount of the 2012 Senior Notes to be repurchased, plus any accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Actavis, Inc. had previously issued $450 million aggregate principal amount of 5.000% Senior Notes due 2014 (the “2014 Notes”) and $400 million aggregate principal amount of 6.125% Notes due 2019 (the “2019 Notes”) with substantially similar terms as the Notes. The Notes, the 2014 Notes and the 2019 Notes constitute senior, unsecured obligations of the Actavis, Inc.

•	Fourth Supplemental Indenture to Base Indenture dated 1 October 2013 entered into between Actavis, Actavis, Inc. and Wells Fargo Bank, National Association, as trustee.

On 1 October 2013, Actavis, Actavis, Inc. and Wells Fargo, as trustee, entered into a Fourth Supplemental Indenture to the Base Indenture and, (together with the First Supplemental Indenture, the

Second Supplemental Indenture and the Third Supplemental Indenture, the “Indenture”), as supplemented by the First Supplemental Indenture, dated as of 24 August 2009, the Second Supplemental Indenture, dated as of 7 May 2010, and the Third Supplemental Indenture, dated as of 2 October 2012. Pursuant to the Fourth Supplemental Indenture, Actavis has provided a full and unconditional guarantee of Actavis, Inc.’s obligations under its 5.000% Senior Notes due 15 August 2014, (the “2014 Notes”), 6.125% Senior Notes due August 15, 2019 (the “2019 Notes”), 1.875% Senior Notes due 2017 (the “2017 Notes”), 3.250% Senior Notes due 2022 (the “2022 Notes”) and 4.625% Senior Notes due 2042 (the “2042 Notes,” and together with the 2014 Notes, the 2019 Notes, the 2017 Notes and the 2022 Notes, the “Notes”).

•	Third Supplemental Indenture dated 1 October 2013 to the Indenture dated 20 August 2010 entered into between Actavis, WCCL and Wells Fargo Bank, National Association, as trustee.

On 1 October 2013, Actavis, WCCL, WCFL (the “Co-Issuer” and together with WCCL, the “Issuers”) and Wells Fargo, as trustee (the “WC Trustee”), entered into a Third Supplemental Indenture (the “Supplemental WC Indenture”) to the Indenture, dated as of 20 August 2010 (the “WC Indenture”), among the Issuers, the guarantors party thereto and the WC Trustee, with respect to the Issuers’ 7 3⁄4% senior notes due 2018 (the “WC Notes”). Pursuant to the Supplemental WC Indenture, Actavis has provided a full and unconditional guarantee of the Issuers’ obligations under the WC Notes and the WC Indenture.

On 1 October 2013, the Issuers and the Trustee entered into a Release of Guarantees of Certain Guarantors (the “Release of Guarantees”), pursuant to which Warner Chilcott’s guarantee of the WC Notes was released in accordance with Section 11.05(f) of the WC Indenture and the guarantees of certain other guarantors were released in accordance with Section 11.05(c) or 11.05(e) of the WC Indenture.

•	Existing Actavis Revolving Credit and Guaranty Agreement

On 1 October 2013, pursuant to that certain Revolver Loan Amendment Agreement (the “Revolver Amendment Agreement” and, together with the Term Amendment Agreement, the “Amendment Agreements”), by and among Actavis, Inc., BofA, as administrative agent thereunder, and the lenders party thereto, dated as of 1 August 2013, Actavis, as parent guarantor, the ACT Borrower, as borrower, Actavis, Inc., as a subsidiary guarantor, and BofA, as administrative agent, entered into that certain Amended and Restated Actavis Revolving Credit and Guaranty Agreement (the “ACT Revolving Credit Agreement”), dated as of October 1, 2013. The ACT Revolving Credit Agreement amended and restated Actavis, Inc.’s $750 million senior unsecured revolving credit facility dated as of 16 September 2011, as amended by that certain Amendment No. 1 to Credit Agreement and Joinder Agreement, dated as of 21 May 2012. At closing, $6.7 million of letters of credit were outstanding under the ACT Revolving Credit Agreement. At closing, no loans were outstanding under the ACT Revolving Credit Agreement.

•	WC Term Loan Credit and Guaranty Agreement dated 1 October 2013 entered into between Warner Chilcott Corporation, WC Luxco S.à r.l., WCCL and Warner Chilcott Finance LLC, as a subsidiary guarantor.

On 1 October 2013, WC Corporation, WC Luxco, WCCL and, together with WC Corporation and WC Luxco, the “WC Borrowers”), as borrowers, and WCFL, as a subsidiary guarantor, became parties to that certain WC Term Loan Credit and Guaranty Agreement (the “WC Term Loan Agreement”), dated as of 1 August 2013, by and among Actavis, as parent guarantor, BofA, as administrative agent thereunder and a syndicate of banks participating as lenders. Pursuant to the WC Term Loan Agreement, on 31 October 2013, the lenders party thereto provided term loans to the WC Borrowers in a total aggregate principal amount of $2.0 billion, comprised of (i) a tranche pursuant to which loans were made in US Dollars to each of the WC Borrowers in a total aggregate principal amount of $1.0 billion, which loans will mature on the third anniversary of 31 October 2013 and (ii) a tranche pursuant to which loans were made in US Dollars to each of the WC Borrowers in a total aggregate principal amount of $1.0 billion, which loans will mature on the fifth anniversary of 31 October 2013. The proceeds of borrowings under the WC Term Loan Agreement were used to finance, in part, the repayment in full of all amounts owing under that certain Credit Agreement, dated as of 17 March 2011, as amended by Amendment No. 1 on 20 August 2012, among WCHC, the WC Borrowers, BofA, as administrative agent thereunder and a syndicate of banks participating as lenders.

•	Amended and Restated Actavis Term Loan Credit and Guaranty Agreement dated 1 October 2013 entered into between Actavis, Actavis Capital S.à r.l., Actavis, Inc. and BofA.

On 1 October 2013, pursuant to that certain Term Loan Amendment Agreement (the “Term Amendment Agreement”), by and among Actavis, Inc., BofA, as administrative agent thereunder, and the lenders party thereto, dated as of August 1, 2013, Actavis, as parent guarantor, Actavis Capital (the “ACT Borrower”), as borrower, Actavis, Inc., as a subsidiary guarantor, and BofA, as administrative agent, entered into that certain Amended and Restated Actavis Term Loan Credit and Guaranty Agreement (the “ACT Term Loan Agreement”), dated as of 1 October 2013. The ACT Term Loan Agreement amended and restated Actavis, Inc.’s $1.8 billion senior unsecured term loan credit facility, dated as of 22 June 2012. At closing, an aggregate principal amount of $1.6 billion was outstanding under the ACT Term Loan Agreement.

•	Second Term Loan Amendment Agreement dated 31 March 2014 entered into between Actavis, Actavis Capital S.à r.l., Actavis, Inc., BofA and a syndicate of banks.

On 31 March 2014, Actavis, the ACT Borrower, Actavis, Inc., BofA, as administrative agent, and a syndicate of banks participating as lenders entered into a Second ACT Term Loan Amendment to amend and restate the ACT Term Loan Agreement. The ACT Term Loan Agreement, as amended by the Second ACT Term Loan Amendment, is referred to herein as the “Second Amended and Restated Term Loan Agreement.” The Second Amended and Restated Term Loan Agreement became effective in accordance with its terms on 31 March 2014.

Pursuant to the ACT Term Loan Amendment, certain lenders party thereto have committed to provide additional term loans (the “Tranche A-2 Term Loans”) on the Closing Date to the ACT Borrower in an aggregate amount not to exceed $2.0 billion. The Tranche A-2 Term Loans will mature on the date which is five years after the Closing Date. The proceeds of the Tranche A-2 Term Loans will be used to fund the Mergers.

The information set forth below is a summary of the “certain lenders” party to the 31 March 2014 Second Amended and Restated Term Loan Agreement:

Lender	Tranche A-1 Applicable Percentage	Tranche A-2 Commitment	Tranche A-2 Applicable Percentage
Bank of America, N.A.	12.500000003%	$115,000,000	5.750000000%

Mizuho Bank, Ltd.	5.111111112%	$115,000,000	5.750000000%

Wells Fargo Bank, National Association	12.500000000%	$115,000,000	5.750000000%

The Bank of Tokyo-Mitsubishi, UFJ, Ltd.	5.111111112%	$105,000,000	5.250000000%

HSBC Bank USA, National Association	3.868055555%	$105,000,000	5.250000000%

Sumitomo Mitsui Banking Corporation	9.444444445%	$95,000,000	4.750000000%

The Royal Bank of Scotland plc	2.479166667%	$95,000,000	4.750000000%

DnB Capital LLC	3.145833333%	$75,000,000	3.750000000%

Lloyds Bank plc	5.619281044%	$75,000,000	3.750000000%

Metropolitan Life Insurance Company	0.388888888%	$38,000,000	1.900000000%

TD Bank, N.A.	4.979166667%	$75,000,000	3.750000000%

Barclays Bank PLC	N/A	$65,000,000	3.250000000%

Citibank, N.A.	N/A	$65,000,000	3.250000000%

Deutsche Bank AG New York Branch	N/A	$65,000,000	3.250000000%

Fifth Third Bank	N/A	$65,000,000	3.250000000%

PNC Bank, National Association	N/A	$65,000,000	3.250000000%

Santander Bank, N.A.	2.777777777%	$65,000,000	3.250000000%

US Bank, National Association	0.635930048%	$65,000,000	3.250000000%

Compass Bank	N/A	$50,000,000	2.500000000%

The Bank of Nova Scotia	N/A	$50,000,000	2.500000000%

The Governor and Company of the Bank of Ireland	N/A	$50,000,000	2.500000000%

Lender	Tranche A-1 Applicable Percentage	Tranche A-2 Commitment	Tranche A-2 Applicable Percentage
Associated Bank, N.A.	N/A	$40,000,000	2.000000000%

Raymond James Bank, N.A.	N/A	$40,000,000	2.000000000%

State Bank of India, Los Angeles Agency	N/A	$40,000,000	2.000000000%

The Northern Trust Company	N/A	$40,000,000	2.000000000%

Credit Industrial et Commercial	N/A	$35,000,000	1.750000000%

MetLife Reinsurance Company of South Carolina	N/A	$34,000,000	1.700000000%

BNP Paribas	N/A	$32,500,000	1.625000000%

FirstMerit Bank, N.A.	0.199964672%	$25,000,000	1.250000000%

First Commercial Bank, N.A.	N/A	$20,000,000	1.000000000%

First Hawaiian Bank, N.A.	N/A	$19,500,000	0.975000000%

Bank of the West	N/A	$13,000,000	0.650000000%

Manufacturers Bank	0.555555555%	$12,500,000	0.625000000%

Sabadell United Bank	0.953895072%	$12,500,000	0.625000000%

City National Bank, na	0.833333333%	$10,000,000	0.500000000%

Credit Agricole Corporate and Investment Bank	N/A	$10,000,000	0.500000000%

Metropolitan Tower Life Insurance Company	N/A	$3,000,000	0.150000000%

Total	71.103515284%	$2,000,000,000	100.000000000%

•	Commitment Letter dated 17 February 2014 entered into between Actavis, BofA, Mizuho Bank, Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

On 17 February 2014, Actavis entered into a commitment letter (the “Commitment Letter”) with BofA, Mizuho and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together with BofA and Mizuho, the “Commitment Parties”). Pursuant to the Commitment Letter, the Commitment Parties committed to provide (i) $350 million of the five year tranche of senior unsecured term loans, and (ii) the entire principal amount of a tranche of senior unsecured cash bridge in an original aggregate principal amount of $3.0 billion.

References throughout this paragraph 4 to “Actavis” refer to financial information and transactions of Watson prior to 23 January 2013, Actavis, Inc. from 23 January 2013 until 1 October 2013 and Actavis subsequent to 1 October 2013.

The material contracts relating to Forest are described in Part XII (Additional Information on Forest) of this Prospectus.

5.	GOVERNMENTAL, LEGAL OR ARBITRATION PROCEEDINGS

As at the date of this Prospectus, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Actavis is aware) during a period covering the previous 12 months which may have, or have had in the recent past, significant effects on Actavis and/or the Actavis Group’s financial position or profitability.

6.	SIGNIFICANT CHANGE

Save for the costs and expenses incurred by Actavis in connection with the Offer, details of which are set out in Part VII (The Offer) of this Prospectus, there has been no significant change in Actavis’ financial or trading position since 31 March 2014. Actavis currently estimates that, upon the Closing Date, transaction-related costs incurred by the Combined Company, including fees and expenses relating to finance, will be approximately $178.5 million.

A statement regarding significant change in Forest’s trading or financial position since 31 December 2013 is set out in Part XII (Additional Information on Forest) of this Prospectus.

7.	ASSETS

Property, Plants and Equipment

Actavis conducts its operations using a combination of owned and leased properties.

Actavis’ owned properties consist of facilities used for R&D, manufacturing, distribution (including warehousing and storage), sales and marketing and administrative functions. The following table provides a summary of locations for Actavis’ significant owned properties:

Location	Primary Use	Segment	Area (square feet)
Ag. Varvara, Greece	Manufacturing, R&D, Administration	Actavis Pharma	68,864
Auckland, New Zealand	Distribution, Administration	Actavis Pharma	15,365
Barnstaple, UK	Manufacturing, Administration	Actavis Pharma	198,404
Bucharest, Romania	Manufacturing, Distribution, Administration, R&D	Actavis Pharma	46,382
Corona, CA, USA	Manufacturing, Warehouse, Distribution	Actavis Pharma / Actavis / Specialty Brands	723,032
Davie, FL, USA	Manufacturing, Distribution, R&D, Administration	Actavis Pharma / Actavis / Specialty Brands	252,000
Dundalk, Ireland	Administration	Actavis Specialty Brands	53,800
Dupnitsa, Bulgaria	Manufacturing	Actavis Pharma	685,132
Elizabeth, NJ, USA	Manufacturing, R&D, Administration	Actavis Pharma / Actavis / Specialty Brands	242,630
Fajardo, Puerto Rico	Manufacturing, Packaging	Actavis Specialty Brands	218,119
Gurnee, IL, USA	Warehousing, Distribution	Actavis Pharma / Actavis / Specialty Brands	271,771
Hafnarfjordur, Iceland	Manufacturing, Warehousing, Distribution, Administration	Actavis Pharma	120,243
Jakarta-Timur, Indonesia	Manufacturing, Warehousing, Distribution, Administration	Actavis Pharma	119,423
Larne, Northern Ireland	Manufacturing	Actavis Specialty Brands	149,564
Leskovac, Serbia	Manufacturing	Actavis Pharma	291,524
Lincolnton, NC, USA	Manufacturing, Administration, Warehouse	Actavis Pharma	146,000
Liverpool, UK	Administration, R&D	Actavis Specialty Brands	82,228
Manati, Puerto Rico	Warehouse, Distribution, Administration	Actavis Specialty Brands	121,000
Mississauga, Canada	Manufacturing, R&D, Administration	Actavis Pharma	82,320
Nerviano, Italy	Manufacturing, R&D	Actavis Pharma	290,495
Rio de Janeiro, Brazil	Manufacturing, Distribution, Administration	Actavis Pharma	41,427
Salt Lake City, UT, USA	Manufacturing, Distribution, R&D	Actavis Pharma/Actavis / Specialty Brands	105,000
Sofia, Bulgaria	Administration	Actavis Pharma / Actavis / Specialty Brands	40,071
Troyan, Bulgaria	Manufacturing	Actavis Pharma	277,223
Weiterstadt, Germany	Manufacturing	Actavis Specialty Brands	137,728

Properties that Actavis leases include R&D, manufacturing, distribution (including warehousing and storage), and administrative facilities. The following table provides a summary of locations for Actavis’ significant leased properties:

Location	Primary Use	Segment	Area (square feet)
Belgrade, Serbia	Manufacturing, Administration	Actavis Pharma	91,367
Birzebbuga, Malta	Manufacturing, Distribution, Administration	Actavis Pharma/Actavis / Specialty Brands	168,311
Davie, FL, USA	Manufacturing, Distribution, R&D, Administration	Actavis Pharma / Actavis / Specialty Brands	46,835
Dublin, Ireland	Administration	Actavis Pharma/Actavis / Specialty Brands	16,676
Gentofte, Denmark	Administration	Actavis Pharma	24,447
Goa, India	Manufacturing	Actavis Pharma	286,424
Groveport, OH, USA	Distribution	Anda Distribution	354,700
Istanbul, Turkey	Administration	Actavis Pharma	15,763
Kiev, Ukraine	Administration	Actavis Pharma	6,131
Liege, Belgium	Manufacturing, Administration, R&D	Specialty Brands	13,106
Leskovac, Serbia*	Manufacturing, Warehousing, Administration	Actavis Pharma	185,379
London, UK	Administration	Actavis Pharma	4,254
Moscow, Russia	Administration	Actavis Pharma	15,001
Mumbai, India	R&D, Administration	Actavis Pharma	91,520
Nerviano, Italy	Manufacturing, R&D	Actavis Pharma	24,253
Olive Branch, MI, USA	Distribution, Administration	Anda Distribution	234,660
Owings Mills, MD, USA	Manufacturing, R&D, Administration	Actavis Pharma	38,453
Parsippany, NJ, USA	Administration	Actavis Pharma/Actavis / Specialty Brands	192,988
Rockaway, NJ, USA	Administration	Actavis Specialty Brands	97,007
Salt Lake City, UT, USA	Manufacturing, Distribution, R&D	Actavis Pharma/Actavis / Specialty Brands	226,100
Singapore City, Singapore	Manufacturing, Administration, R&D	Actavis Pharma	64,577
Sofia, Bulgaria	Administration	Actavis Pharma	27,193
Stockholm, Sweden	Administration	Actavis Pharma	23,521
Warsaw, Poland	Administration	Actavis Pharma	16,446
Weston, FL, USA	Distribution, Administration, R&D	Actavis Pharma/Actavis / Specialty Brands	281,018
Zejtun, Malta	Manufacturing, Distribution, Administration, R&D	Actavis Pharma	386,822

*Note	that this property is not leased by Actavis, but Actavis does have the right to use it.

Actavis’ leased properties are subject to various lease terms and expirations.

Actavis believes that it has sufficient facilities to conduct its operations during 2014. However, Actavis continues to evaluate the purchase or lease of additional properties, or the consolidation of existing properties as the business requires. Actavis believes that it optimises and is efficient and productive in the utilisation of its facilities.

8.	SUBSIDIARIES

Actavis is the holding company of the Actavis Group. A list of the subsidiaries of Actavis is set out in Exhibit 21.1 “Subsidiaries of the Company” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 which is incorporated by reference into this Prospectus. The subsidiaries are wholly-owned, either directly or indirectly, by Actavis. Actavis’ significant subsidiaries are Watson Pharma, Inc., Actavis Elizabeth LLC and WCCL. Each of Watson Pharma, Inc. and Actavis Elizabeth LLC is Delaware incorporated. WCCL is a Puerto Rican entity.

Other than Actavis’ subsidiaries (which are wholly-owned, either directly or indirectly), Actavis does not hold a proportion of the capital in any undertaking likely to have a significant effect on the assessment of Actavis’ own assets and liabilities, financial position or profits and losses. As of 31 December 2013, Actavis’ total investments in marketable and equity securities of other companies, including equity method investments were $15.8 million (included in marketable securities and investments and other assets). The fair values of these investments are subject to significant fluctuations due to volatility of the stock market and changes in general economic conditions. Actavis regularly reviews the carrying value of its investments and identifies and recognises losses, for income statement purposes, when events and circumstances indicate that any declines in the fair values of such investments below Actavis’ accounting basis are other than temporary.

9.	INVESTMENTS

As described in this Prospectus, Actavis entered into an agreement to acquire Forest on 17 February 2014, for a consideration of approximately $25 billion. The acquisition is expected to be completed in the second half of 2014.

On 19 May 2013, Actavis entered into an agreement to acquire Warner Chilcott, for a consideration of approximately $8.5 billion. The acquisition was completed on 1 October 2013.

On 19 January 2013, Actavis entered into an agreement to acquire Uteron for a consideration of an initial amount of approximately $150 million and up to $155 million in potential future milestone payments. The acquisition was completed on 23 January 2013.

On 25 April 2012, Watson entered into an agreement to acquire the Actavis Group, for a consideration of approximately €4.25 billion. The acquisition was completed on 31 October 2012.

On 24 January 2012, Watson acquired Ascent Pharmahealth from Strides Acrolab ltd, for a consideration of AU$ 375 million.

On 25 May 2011, Watson acquired Specifar Pharmaceuticals S.A., for a consideration of approximately €400 million.

10.	RELATED PARTY TRANSACTIONS

Except as set forth below, Actavis has not entered into any related party transactions during the period covered by the historical financial information of the Actavis Group and up to the date of this Prospectus. All related party transactions are disclosed in accordance with the standards adopted according to Commission Regulation 1606/2002.

In 2007, while a member of executive management of the Actavis Group, Sigurdur Olafsson entered into an agreement with Nitrogen DS Limited in connection with the management buy-out of the Actavis Group. The agreement provides, among other things, that Mr. Olafsson is entitled to receive certain consideration in connection with certain transactions involving the Actavis Group. In connection with the acquisition of Actavis, Mr. Olafsson’s agreement with Nitrogen DS Limited entitled him to receive up to 8,163 ordinary shares of Actavis as part of the contingent consideration payable by Actavis under the terms of the Sale and Purchase Agreement, as described in Actavis’ Current Report on Form 8-K filed with the SEC on 30 April 2012, which shares have been issued to Mr. Olafsson.

In addition, pursuant to a separate agreement entered into with Actavis Group h.f. (an Icelandic affiliate in the Actavis Group) in 2010 while he was a member of executive management of the Actavis Group, Mr. Olafsson has the right to be indemnified by Actavis Group h.f. against personal income tax liabilities that may be levied by the Icelandic taxing authorities on amounts received by Mr. Olafsson in excess of taxes already paid by him in connection with Mr. Olafsson’s purchase and sale of certain shares of Actavis Group h.f. In accordance with this agreement, Mr. Olafsson received a tax indemnification payment in 2013. See paragraph 15 of Part XI (Additional Information on Actavis). The shares were subject to a stock put and call option agreement entered into by Mr. Olafsson in 2006 with Actavis Group h.f.

11.	RESEARCH AND DEVELOPMENT

Actavis has supported its Actavis Pharma and Actavis Speciality Brands businesses with a significant commitment of R&D expenditures of approximately 7% of net revenues for the years ended 31 December 2013 and 31 December 2012 and approximately 6% of revenues for the year ended 31 December 2011. Actavis’ global growth strategy is focused on: (i) internal development of differentiated high-demand products; (ii) establishment of strategic alliances and collaborations that bring new products, technologies and markets to Actavis’ existing portfolio; and (iii) acquisition of products and/or companies that complement Actavis’ existing portfolio in generics, brands and biosimilars.

As of 31 December 2013, Actavis marketed over 250 generic pharmaceutical product families and approximately 45 branded pharmaceutical product families in the U.S. and a significant number of product families internationally.

As of 31 December 2012, Actavis marketed over 250 generic pharmaceutical product families and over 40 brand pharmaceutical products in the U.S. and a significant number of product families internationally.

As of 31 December 2011, Actavis marketed over 160 generic pharmaceutical product families and over 30 brand pharmaceutical product families in the U.S. and a significant number of product families internationally.

Generic pharmaceutical products are bioequivalents of their respective branded products and provide a cost-efficient alternative to branded products. Branded pharmaceutical products are marketed under brand names through programmes that are designed to generate physician and consumer loyalty.

12.	FURTHER INFORMATION ON ACTAVIS DIRECTORS AND KEY TECHNICAL STAFF

Partnerships

Except as described below, none of the Actavis directors or members of Actavis’ key technical staff currently is, or has during the five years prior to the date of this Prospectus been, a partner in any partnership:

Director	Current Partnerships
Ronald R. Taylor	RMT Family Partners

Fred G. Weiss	Mr. Weiss is an Independent Vice-Chairman of the board of directors and chairman of the audit committee of numerous BlackRock-sponsored mutual funds, some of which are limited partnerships. In this capacity, and pursuant to BlackRock’s policies, Mr. Weiss has oversight responsibility for finance and accounting matters, and has no responsibility for, or discretion concerning, any of BlackRock’s equity investment decisions.

Andrew L. Turner	Trinity Health Systems, LLC
Trinity Rehabilitation Services, LLC
Turner Healthcare Properties, Ltd.
Aston Care Homes, Ltd.
Trinity Health Systems-Park Place, LLC
Trinity Health Systems-Sugar Hill, LLC
Trinity Health Systems-Craneville, LLC
Trinity Health Systems-Springside, LLC
Trinity Health Systems-Camden, LLC
Trinity Health Systems-Bedford, LLC
Trinity Health Systems-Duffield, LLC
Trinity Health Systems-Mercer, LLC

Directorships of Actavis Directors and Members of Actavis’ Key Technical Staff

In addition to their directorships of Actavis (and previous directorships of Actavis predecessor entities, as applicable), the Actavis directors and members of Actavis’ key technical staff hold or have held the following directorships in the five years prior to the date of this Prospectus:

Director	Current Directorships	Previous Directorships
Paul M. Bisaro	Visitors of the Catholic University of America Columbus School of Law Zimmer Holdings, Inc.

Christopher W. Bodine	Nash Finch Company MinuteClinic, Inc.	Healthcare Leadership Council RI Quality Institute National Retail Federation National Association of Chain Drug Stores (NACDS)

Tamar D. Howson	Organovo Holdings, Inc. Idenix Pharmaceuticals, Inc. OXIGENE, Inc. International Partnership for Microbicides S*BIO Pte Ltd.	Aradigm Corporation Soligenix, Inc.

Catherine M. Klema	Montefiore Medical Centre	Pharmaceutical Product Development, Inc.

Jiri Michal	Prague Chemical University Moser a.s.	Zentiva N.V.

Ronald R. Taylor	Red Lion Hotels Corporation ResMed, Inc. 3E Company, Inc. Aetheon, Inc. Safe Life Corp. Tillster, Inc.	Asteres, Inc.

Andrew L. Turner	Streamline Health Solutions Aston Healthcare Ltd. The Sports Club Company, Inc.

Fred G. Weiss	Michael J. Fox Foundation for Parkinson’s Disease Research Certain BlackRock mutual funds

James H. Bloem	ResCare, Inc. Rotech Healthcare, Inc. NeighborCare, Inc.

Patrick J. O’Sullivan	Amarin Corporation plc	Merrion Pharmaceuticals plc

John A. King	N/A	N/A

Sigurdur Olafsson	N/A	N/A

Robert A. Stewart	N/A	N/A

Company law

Save as disclosed in the section entitled “Orders, Bankruptcies, Penalties or Sanctions” in Part XI (Additional Information on Actavis) of this Prospectus, at the date of this Prospectus, no Actavis director or member of its key technical staff has, during the five years prior to the date of this Prospectus:

(a)	had any convictions in relation to fraudulent offences;

(b)	been associated with any bankruptcies, receiverships or liquidations in their capacity as a member of the administrative, management or supervisory bodies or a senior manager of a company;

(c)	been the subject of any official public incrimination or sanctions by any statutory or regulatory authorities (including, where relevant, designated professional bodies); or

(d)

been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or other issuer of securities or from acting in the management or conduct of the affairs of any company or any other issuer of securities.

Orders, Bankruptcies, Penalties or Sanctions

To Actavis’ knowledge, none of its directors or key technical staff:

(a)

are, as at the date of this Prospectus, nor have been within five years before the date of this Prospectus, a director, chief executive officer or chief financial officer of any company (including Actavis) that:

(b)

have been subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(c)

have been subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(d)

are, as at the date of this Prospectus, nor have been within five years before the date of this Prospectus, a director or executive officer of any company (including Actavis) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(e)

have, within ten years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold any of their respective assets.

To Actavis’ knowledge, none of its directors or key technical staff have:

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

(b)	entered into a settlement agreement with a securities regulatory authority;

(c)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such proposed director; or

(d)	been associated with any liquidations in the five years preceding the date of this Prospectus.

13.	INTERESTS IN ACTAVIS ORDINARY SHARES

The following table sets forth, based on 174,199,744 ordinary shares outstanding as of 7 February 2014, the beneficial ownership of Actavis Ordinary Shares by (i) each person who is known by Actavis to be the beneficial owner of more than 5% of the Actavis Ordinary Shares; (ii) each Actavis director; (iii) each Actavis named executive officer; and (iv) all current directors and executive officers (including named executive officers) as a group. No shares have been pledged as security by any of the Actavis directors or executive officers named below. As of 7 February 2014 and 24 March 2014, none of the Actavis directors or executive officers held rights to acquire beneficial ownership of Actavis Ordinary Shares within 60 days of such date.

Unless otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, Actavis believes the persons named in this table have sole voting and investment power with respect to all Actavis Ordinary Shares reflected in this table. The business address of Actavis’ directors, named executive officers and key technical staff is 1 Grand Canal Square, Docklands, Dublin 2, Ireland.

Name and Address of Beneficial Owner	Ordinary Shares	Percent of Class
5% Holder(s)
BlackRock, Inc.(1) 40 East 52nd Street New York, NY 10022	9,668,151	5.55%

FMR LLC (2) 245 Summer Street Boston, MA 02210	16,695,293	9.58%

Non-Executive Officer Directors
James H. Bloem	7,800	*
Christopher W. Bodine	11,629	*
Tamar D. Howson	946	*
John A. King, Ph.D.(3)	64,647	*
Catherine M. Klema	19,608	*
Jiri Michal	—	—
Jack Michelson	1,877	*
Patrick J. O’Sullivan	2,270	*
Ronald R. Taylor	21,942	*
Andrew L. Turner	—	—
Fred G. Weiss	24,275	*

Named Executive Officers
Paul M. Bisaro	399,995	*
R. Todd Joyce(4)	40,000	*
Robert A. Stewart	41,253	*
Sigurdur O. Olafsson	71,947	*
David A. Buchen	59,966	*
All current directors and executive officers as a group (20 individuals)	801,972	*

*	Represents less than 1% of the outstanding Actavis Ordinary Shares.
(1)

According to a Schedule 13G filed with the SEC on 3 February, 2014, as of 31 December 2013, BlackRock, Inc. has sole voting power over 7,919,914, and sole dispositive power over 9,668,151, Actavis Ordinary Shares.

(2)

According to a Schedule 13G filed with the SEC on 10 March 2014 by FMR LLC, as of 28 February 2014, FMR LLC is the beneficial owner of 16,695,293 shares (with sole voting power with respect to 1,190,522 shares and sole dispositive power with respect to 16,680,062 shares).

(3)	Represents ordinary shares held by Pandalena Limited, which Dr. King may be deemed to indirectly beneficially own.
(4)	Includes ordinary shares held by the Joyce Family Trust.

14.	DIRECTORS’ SERVICE CONTRACTS AND LETTERS OF APPOINTMENT

None of the Actavis directors or members of Actavis’ key technical staff has a service contract with Actavis or its subsidiaries or associated companies, save for Paul M. Bisaro, Sigurdur Olafsson and Robert A. Stewart:

Paul M. Bisaro

Mr. Bisaro is entitled to the following payments and benefits in the event of a termination by Actavis without “cause” or by Mr. Bisaro for “good reason” (as such terms are defined in his employment agreement):

(1) (A) if the termination is not a qualifying termination in connection with a change-in-control, a lump sum cash payment equal to the sum of (i) two times Mr. Bisaro’s then base salary and (ii) two times Mr. Bisaro’s target annual bonus for the year of termination or resignation and (B) if the termination is a qualifying termination in connection with a change in control, the sum of (i) three times Mr. Bisaro’s base salary and (ii) three times Mr. Bisaro’s target bonus for the year of termination or resignation;

(2) continued group health benefits (medical, dental and vision) for Mr. Bisaro and Mr. Bisaro’s dependents for a period of up to 36 months; and

(3) if the termination is a qualifying termination in connection with a change-in-control, accelerated vesting of all equity awards.

Mr. Bisaro is entitled to the same severance benefits if Actavis elects not to renew his employment agreement at the end of his term of employment. He is also entitled to a prorated bonus based on actual company performance at the end of his employment agreement term in such case, or if, at the end of the term, he retires from Actavis or does not agree to enter into a new employment agreement or amendment to the existing agreement extending his employment for a period of at least three years on substantially the same terms as his existing agreement. Finally, he is entitled to a prorated target bonus in the event of his death or disability. In addition, Mr. Bisaro’s amended and restated agreement provides that Mr. Bisaro will be entitled to continued or accelerated vesting of his outstanding equity awards in certain circumstances upon his separation from employment with Actavis outside of the change-in-control context. Specifically, if Mr. Bisaro retires from his employment at the end of the agreement term, or Actavis does not renew the agreement at the end of the agreement term, or Mr. Bisaro is terminated without cause or resigns for good reason at any time after the 54-month anniversary of the agreement, or is terminated for disability, he will be entitled to continued vesting of his unvested equity awards. Additionally, in the event Mr. Bisaro’s employment is terminated as a result of his death, his estate will be entitled to accelerated vesting of all then unvested equity awards.

Robert A. Stewart

Mr. Stewart is entitled to the following payments and benefits in the event of a termination by Actavis without “cause” or by Mr. Stewart for “good reason” as such terms are defined in his letter of appointment:

(1) (A) if the termination is not a qualifying termination in connection with a change-in-control, payments equal to two times Mr. Stewart’s then base salary; and (B) if the termination is a qualifying termination in connection with a change-in-control, payments equal to the sum of (i) two times Mr. Stewart’s then base salary and (ii) two times Mr. Stewart’s target bonus for the year of termination or resignation;

(2) continued group health benefits (medical, dental and vision) for Mr. Stewart and his dependents for up to 24 months;

(3) outplacement services for one year with a nationally recognised service selected by us; and

(4) if the termination is a qualifying termination in connection with a change-in-control, acceleration of all equity awards.

Sigurdur Olafsson

Mr. Olafsson is entitled to the following payments and benefits in the event of a termination by Actavis without “cause” or by Mr. Olafsson for “good reason” (as such terms are defined in his employment agreement):

(1) (A) if the termination is not a qualifying termination in connection with a change-in-control, payments equal to two times Mr. Olafsson’s then base salary; and (B) if the termination is a qualifying termination in connection with a change-in-control, payments equal to the sum of (i) two times Mr. Olafsson’s then base salary and (ii) two times Mr. Olafsson’s target bonus for the year of termination or resignation;

(2) continued group health benefits (medical, dental and vision) for Mr. Olafsson and his dependents for up to 24 months;

(3) outplacement services for one year with a nationally recognised service selected by Actavis; and

(4) if the termination is a qualifying termination in connection with a change-in-control, acceleration of all equity awards.

Current Terms of Office

The Actavis board of directors was appointed on incorporation on 16 May 2013. Under Actavis’ articles of association, the Actavis board of directors must consist of between five and fourteen directors, with the exact number determined by the Actavis board of directors. The board of directors has set the current number of authorised directors at twelve. At the Actavis Annual Meeting held on 9 May 2014, twelve directors were elected to serve until the 2015 Annual Meeting or until their successors are duly elected and qualified. Jack Michelson decided not to stand for re-election as a member of the Actavis board of directors. Paul M. Bisaro, James H. Bloem, Christopher W. Bodine, Tamar D. Howson, John A. King, Catherine M. Klema, Jiri Michal, Sigurdur Olafsson, Patrick J. O’Sullivan, Ronald R. Taylor, Andrew L. Turner and Fred G. Weiss were re-elected by the Actavis board of directors to serve as directors until the 2015 Annual Meeting or until their successors are duly elected and qualified. As a member of Actavis’ key technical staff, Robert A. Stewart is employed at will and may resign (or have his employment terminated) at any time.

15.	REMUNERATION

In May 2012, on the basis of a review and analysis of director compensation within Actavis’ peer group, Actavis adopted the compensation programme described below for its directors. Pursuant to this programme, all members of the Actavis, Inc. board of directors who were not full-time employees of Actavis, Inc. received a director’s fee of $65,000 and a grant of shares of restricted stock valued at $224,977 on the date of such grant for 2013. In addition, in 2013, non-employee Actavis, Inc. directors were paid $2,000 for each board of directors’ meeting personally attended, through the third quarter of 2013, and $1,000 for each meeting attended telephonically. Directors were also paid $1,500 for each committee meeting personally attended and $1,000 for each committee meeting attended telephonically. Andrew L. Turner, who previously served as Actavis’ nonexecutive Chairman of the board and who currently serves as Actavis’ lead independent director, received an additional annual fee of $90,000 with respect to 2013. Starting in 2014, the lead independent director will receive an annual fee of $50,000. As compensation for serving as committee chairmen, (i) the Chairman of the Audit Committee received an additional annual fee of $20,000, (ii) the Chairman of the Compensation Committee received an additional annual fee of $15,000, and (iii) the Chairmen of each of the Nominating and Corporate Governance Committee and Quality and Operations Committee received an additional annual fee of $12,500. All directors were reimbursed for expenses incurred in connection with attending board of directors and committee meetings. Messrs. Bisaro and Olafsson do not receive additional compensation for their service as directors.

Following the closing of the Warner Chilcott Acquisition, Actavis assumed the Actavis, Inc. compensation programme for its directors, with the following changes: the fee paid to directors for each board of directors meeting personally attended increased from $2,000 to $4,000 per meeting, as the majority of such meetings now require international travel. In addition, as expense reimbursements are subject to payment of Irish tax under a recent interpretation by the Irish Revenue authorities, Actavis now provides a gross up in connection with expense reimbursements to the directors in order to avoid any adverse economic effects of this recent interpretation.

As noted above, in order to better align the interests of Actavis’ board of directors with those of Actavis’ shareholders in a fair and reasonable manner, as well as to implement what Actavis believe is a corporate governance “best practice,” Actavis adopted stock ownership guidelines for its senior executives and directors in 2012. Actavis’ ownership guidelines require Actavis directors to hold stock in Actavis in an amount at least equal in value to five times their annual base director’s fee. Under Actavis’ guidelines, restricted stock, as well as vested shares of stock owned by a director, are included in the calculation. Each of Actavis’ directors is currently in compliance with the Actavis’ stock ownership guidelines, with the exception of Messrs. Michal (who was nominated to Actavis’ board of directors in connection with the closing of the Warner Chilcott Acquisition and has not yet received a grant of restricted stock from Actavis) and Turner, who intend to make good faith progress towards compliance with Actavis’ guidelines.

In connection with the closing of the Warner Chilcott Acquisition, four legacy Warner Chilcott directors, including Ms. Howson, Mr. Bloem, Dr. King and Mr. O’Sullivan, joined Actavis’ board of directors, effective as of 1 October 2013. Any compensation the legacy Warner Chilcott directors received from Warner Chilcott for fiscal year 2013 is also included in the table below.

The following table sets forth the annual compensation, including director compensation paid by Warner Chilcott, if applicable, to each person who served as a non-employee director during 2013:

	Fees Earned or Paid in Cash		Stock and Option Awards		Tax Gross Upon Expense Reimbursement(7)	Total
Name	($)		($)		($)	($)
(a)	(b)		(c)		(g)	(h)
James H. Bloem	119,681	(3)	125,045	(5)	17,783	262,509
Christopher W. Bodine	114,000	(4)	224,977	(6)	18,435	357,412
Michael J. Fedida(1)	93,000		224,977	(6)	—	317,977
Michel J. Feldman(1)	92,500		224,977	(6)	—	317,477
Tamar D. Howson	74,939	(3)	125,045	(5)	13,918	213,902
Albert F. Hummel(1)	92,500		224,977	(6)	—	317,477
John A King, Ph.D.	150,556	(3)	125,045	(5)	819	276,420
Catherine M. Klema	102,500	(4)	224,977	(6)	8,361	335,838
Jiri Michal	46,356	(4)	—		2,878	49,234
Jack Michelson	106,500	(4)	224,977	(6)	5,405	336,882
Patrick J. O’Sullivan	105,263	(3)	125,045	(5)	819	231,127
Anthony S. Tabatznik(2)	3,000		—		—	3,000
Ronald R. Taylor	120,500	(4)	224,977	(6)	6,897	352,374
Andrew L. Turner	176,500	(4)	224,977	(6)	8,595	410,165
Fred G. Weiss	122,000	(4)	224,977	(6)	7,255	354,139

(1)	Resigned effective 1 October 2013. Fees Earned or Paid in Cash include meeting fees paid or earned in 2013 (including $9,500 related to meetings held in 2012) and the annual director fee.
(2)	Resigned effective 24 January 2013. Fees Earned or Paid in Cash include meeting fees paid in 2013 related to meetings held in 2012.
(3)

Includes (i) annual cash retainer fees, meeting fees and chairperson fees, if applicable, paid by Warner Chilcott for the first three quarters of 2013 (or, in the case of Ms. Howson, since she joined the Warner Chilcott Board of Directors in May 2013) and (ii) a pro rata directors fee (from 1 October 2013 through 9 May 2014) equal to $39,356 and meeting attendance fees for the fourth quarter of 2013, paid by Actavis.

(4)

Includes the annual director fee (which fee was prorated in the case of Mr. Michal from 1 October 2013 through 9 May 2014), chairperson fees, if applicable, and meeting fees paid or earned in 2013 (including certain amounts related to meetings held in 2012).

(5)

Included (a) non-qualified options to purchase 14,680 ordinary shares of Warner Chilcott plc, with a Black-Scholes grant date (7 May 2013) fair value equal to $4.26 per share as well as (b) 4,170 restricted stock units with a per share fair value of $14.99 on the grant date of 7 May 2013 to each of Mr. Bloem, Ms. Howson, Dr. King and Mr. O’Sullivan with a total grant date fair value of $125,045. All such equity awards became fully vested and cancelled and converted into the right to receive Actavis Ordinary Shares in connection with the Warner Chilcott Acquisition.

(6)

Included 1,877 shares of restricted stock with a per share fair value of $119.86 granted on 10 May 2013 to each of Mr. Bodine, Mr. Fedida, Mr. Feldman, Mr. Hummel, Ms. Klema, Mr. Michelson, Mr. Taylor, Mr. Turner and Mr. Weiss with a grant date fair value of $224,977. Stock awards reported in column (c) represent the aggregate fair value of restricted stock awards granted to Actavis non-employee directors in 2013. The expense associated with the grant date fair value of these restricted stock awards over the period restrictions are eliminated for those awards. For Actavis non-employee directors, restricted stock awards vest after one year.

For further discussion on the determination of the grant date fair value for restricted stock, see Share-Based Compensation in Note 3 and Note 5 to the audited consolidated financial statements contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended 31 December 2013 that Actavis previously filed with the SEC and that is incorporated by reference into this Prospectus.

(7)

Includes tax gross ups on business expense reimbursements associated with director travel to board meetings in Ireland, which are subject to payment of Irish tax under a recent interpretation by the Irish Revenue authorities

For information on annual and long-term compensation for services rendered by Paul M. Bisaro, Sigurdur O. Olafsson and Robert A. Stewart to Actavis in all capacities with respect to the fiscal years ended 31 December 2013, 2012 and 2011, refer to the summary compensation table in Actavis’ Definitive Proxy Statement on Form DEF14A dated 28 March 2014, which is incorporated by reference into this Prospectus.

Defined Contribution Plan

Actavis has a defined contribution plan that is a post-employment benefit plan under which Actavis pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to the defined contribution plans are recognised as an employee benefit expense in the consolidated statement of operations in the periods during which the related services were rendered.

Savings Plans

Actavis maintains certain defined contribution savings plans covering substantially all U.S.-based employees. Actavis contributes to the plans based upon the employee contributions. Actavis’ contributions to these retirement plans were $46.9 million, $25.8 million and $15.7 million in the years ended 31 December 2013, 2012 and 2011, respectively.

Employee Benefit Plan Obligations

As part of the Warner Chilcott Acquisition, on 1 October 2013, Actavis assumed the WC Plan covering certain employees in Western Europe. In connection with the Actavis Group Acquisition on 31 October 2012, Actavis assumed all of the Actavis Group’s defined benefit obligations and assets for its qualified and non-qualified pension plans and postretirement plans. Prior to these acquisitions Actavis did not have any material defined benefit plans. Retirement benefits are generally based on an employee’s years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances.

Net periodic benefit cost of the defined benefit plans was de minimis in the year ended 31 December 2012. The net periodic benefit cost of the defined benefit plans for the year ended 31 December 2013 was as follows (in millions):

Defined Benefit Year Ended 31 December
2013(1)
Service cost	$7.0
Interest cost	6.0
Other investments	(1.3)
Expected return on plan assets	(4.8)
Settlement loss	0.2

Net periodic benefit cost	$7.1

(1)	Includes net periodic benefit cost from the WC Plan following the Warner Chilcott Acquisition on 1 October 2013.

Expected Contributions

Employer contributions to the pension plan during the year ending 31 December 2014 are expected to be $10.0 million.

Expected Benefit Payments

Total expected benefit payments for Actavis’ pension plans are as follows (in millions):

2014	$7.4
2015	6.8
2016	7.1
2017	8.1
2018	8.5
Thereafter	193.3

Total Liability	$231.2

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service. The majority of the payments will be paid from plan assets and not Actavis assets.

Part XII

ADDITIONAL INFORMATION ON FOREST

1.	SHARE CAPITAL

Authorised and Issued Share Capital of Forest

The authorised capital stock of Forest consists of 1,001,000,000 shares, of which 1,000,000,000 shares have been designated common stock, each having par value of $0.10 per share, and 1,000,000 shares which have been designated preferred stock, each having par value of $1.00 per share.

Save as described below, no share or loan capital of Forest is under option or agreed, conditionally or unconditionally, to be put under option. All issued shares in Forest are fully paid.

As of 31 March 2014, (i) 272,330,239 shares were issued and outstanding, 164,037,318 shares were held in treasury and no shares were held by subsidiaries of Forest, (ii) 13,421,099 shares were reserved for issuance pursuant to Forest Equity Plans, and (iii) no shares of preferred stock were issued or outstanding.

All the outstanding shares are, and all shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights. All issued and outstanding shares of capital stock of, or other equity interests in, each significant subsidiary of Forest are wholly-owned, directly or indirectly, by Forest free and clear of all liens, other than company permitted liens.

Forest Share Capital History

The ordinary share capital of Forest as at 31 March 2011, 2012 and 2013 was $100,000,000 divided into 1,000,000,000 ordinary shares of $0.10 each, of which 424,982,000, 428,746,000 and 430,385,000 were in issue as of 31 March 2011, 2012 and 2013, respectively.

Share interests of Directors and Senior Management of Forest

Please see paragraph entitled “Interests of Directors of Forest in Forest Common Stock” below.

Share Ownership Restrictions

There are no restrictions on ownership of Forest Common Stock.

Forest Equity Plans

Long-term incentive awards are made by Forest under the Forest Equity Plans. Equity awards are granted annually following the conclusion of each fiscal year.

Pursuant to the Forest 2007 Plan, employees and non-employee directors may be granted stock options to purchase shares of common stock, restricted stock awards, stock appreciation rights and stock equivalent units (together, the Awards). The exercise price of all options, including incentive stock options as defined by Section 422 of the Code, as amended, is the fair market value of the shares on the grant date. All of Forest’s employees, Forest’s subsidiaries’ employees and Forest’s non-employee directors are eligible to receive Awards as defined under the Equity Plan.

Share Options

In August 2013, Forest’s stockholders approved an amendment to the Forest 2007 Plan whereby an additional 28 million shares were authorised to be issued to employees of Forest. Under the Forest 2007 Plan, a total of 57 million shares have been authorised to be issued. The Forest 2007 Plan provides for the granting of incentive and nonqualified stock options, restricted stock, stock appreciation rights and stock equivalent units. These awards generally vest in three to five years. Stock options, granted at prices not less than the fair market value of the common stock at the date of the grant, may be exercisable for up to ten years from the date of issuance. As of 31 December 2013, 30.3 million shares were available for grant under the Forest 2007 Plan.

2.	INTERESTS OF THE ACTAVIS DIRECTORS IN FOREST

None of the Actavis directors have any interests in Forest.

3.	DIRECTORS AND SENIOR MANAGEMENT OF FOREST

Directors

The executive directors of Forest are:

Howard Solomon

Mr. Solomon, 86, has been Forest’s Chairman since 1998, and also served as Forest’s Chief Executive Officer from 1977 to September 2013 and President from January 2011 to September 2013. He began his career as an attorney at leading law firms in New York and joined Forest in 1964 as a director and secretary of the board of directors while serving as outside counsel for Forest. Mr. Solomon is a Trustee of the New York Presbyterian Hospital and previously served on the board of Cold Spring Harbor Laboratories. He is currently a member of the executive committee of the board of directors of the Metropolitan Opera and Chairman of its finance committee. He also serves on the board of the New York City Ballet. Mr. Solomon graduated from the City College of New York and holds a J.D. from Yale University. Information in relation to other directorships and/or partnerships held by Howard Solomon is set out below in this Part XII (Additional Information on Forest).

Brenton L. Saunders

Mr. Saunders, 43, was appointed Chief Executive Officer and President of Forest effective 1 October 2013. Prior to joining Forest, he served as the Chief Executive Officer and board member of Bausch + Lomb Incorporated from March 2010 until August 2013. Mr. Saunders served as a senior executive with Schering-Plough from 2003 to 2010, most recently as President of Global Consumer Health Care. He also served as Head of Integration for both Schering-Plough’s merger with Merck & Co. and for its $16 billion acquisition of Organon BioSciences. Before joining Schering-Plough, Mr. Saunders was a Partner and Head of the Compliance Business Advisory Group at PricewaterhouseCoopers LLP from 2000 to 2003. Prior to that, he was Chief Risk Officer at Coventry Health Care between 1998 and 1999 and a co-founder of the Health Care Compliance Association in 1995. Mr. Saunders began his career as Chief Compliance Officer for the Thomas Jefferson University Health System. He received a B.A. from the University of Pittsburgh, a M.B.A. from Temple University School of Business, and a J.D. from Temple University School of Law. Information in relation to other directorships and/or partnerships held by Brenton L. Saunders is set out below in this Part XII (Additional Information on Forest).

The non-executive directors of Forest are:

Nesli Basgoz, M.D.

Dr. Basgoz, 56, is the Associate Chief for Clinical Affairs, Division of Infectious Diseases at Massachusetts General Hospital (MGH) and serves on the hospital’s board of trustees. In addition, Dr. Basgoz is an Associate Professor of Medicine at Harvard Medical School. Previously, she served as Clinical Director in the Infectious Diseases Division of MGH for six years. Dr. Basgoz earned her M.D. Degree and completed her residency in internal medicine at Northwestern University Medical School. She also completed a fellowship in the Infectious Diseases Division at the University of California at San Francisco. She is board certified in both infectious diseases and internal medicine. Information in relation to other directorships and/or partnerships held by Dr. Basgoz is set out below in this Part XII (Additional Information on Forest).

Christopher J. Coughlin

Mr. Coughlin, 61, served as an advisor to Tyco International from 2010 until 30 September 2012. He was Executive Vice President and Chief Financial Officer of Tyco International from 2005 to 2010. During his tenure, he played a central role in the separation of Tyco into five independent, public companies and provided financial leadership surrounding major transactions, including the $2 billion acquisition of Broadview Security, among many other responsibilities and accomplishments. Prior to joining Tyco, he worked as the Chief Operating Officer of the Interpublic Group of Companies from June 2003 to December 2004, as Chief Financial Officer from August 2003 to June 2004 and as a director from July 2003 to July 2004. Previously, Mr. Coughlin was Executive Vice President and Chief Financial Officer of Pharmacia Corporation from 1998 until its acquisition by Pfizer in 2003. Prior to that, he was Executive Vice President of Nabisco Holdings and President of Nabisco International. From 1981 to 1996 he held various positions, including Chief Financial Officer, at Sterling Drug. Mr. Coughlin is currently serving as the lead independent director on the board of Dun & Bradstreet, where he is a former member of the Audit

Committee, chairs the Board Affairs Committee, and is a member of the compensation and benefits committee. He also serves on the board of Covidien plc, where he is chair of the compliance committee and a member of its transaction committee. In addition, Mr. Coughlin previously served on the boards of the Interpublic Group of Companies, Monsanto Company and Perrigo Company. Mr. Coughlin has a B.S. in accounting from Boston College. Information in relation to other directorships and/or partnerships held by Christopher J. Coughlin is set out below in this Part XII (Additional Information on Forest).

Kenneth E. Goodman

Mr. Goodman, 65, is the former President and Chief Operating Officer of Forest, a position that he held from 1998 to 2006. For eighteen years prior thereto, Mr. Goodman served as Forest’s Vice President, Finance and Chief Financial Officer and was named Executive Vice President, Operations in February 1998. From 1975 to 1980, he served as a senior financial officer at Wyeth, and before that, as a C.P.A. at Main Hurdman, which is now part of KPMG LLP. Mr. Goodman currently serves Syracuse University as Vice Chairman of the Board of Trustees, a member of the Executive Committee and Chairman of the Audit Committee; he previously served as Chairman of the Budget Committee. He is also Chairman of the International board of directors of the Israel Cancer Research Fund and Co-Chairman of its New York Board. Mr. Goodman is a C.P.A. and holds a B.S. degree from The Whitman School of Management at Syracuse University. Information in relation to other directorships and/or partnerships held by Kenneth E. Goodman is set out below in this Part XII (Additional Information on Forest).

Vincent J. Intrieri

Mr. Intrieri, 57, has, since October 1998, been employed in various investment-related capacities by several entities controlled by Carl C. Icahn. Since January 2008, Mr. Intrieri has served as Senior Managing Director of Icahn Capital LP. In addition, since November 2004, Mr. Intrieri has been a Senior Managing Director of Icahn Onshore LP and Icahn Offshore LP. Mr. Intrieri has been a director of CVR Refining GP, LLC since January 2013; Navistar International Corporation since October 2012; Chesapeake Energy Corporation since June 2012; and CVR Energy, Inc. since May 2012. Mr. Intrieri was previously a director of Federal-Mogul Corporation from December 2007 to June 2013; a director of Icahn Enterprises G.P., Inc., from July 2006 to September 2012; Senior Vice President of Icahn Enterprises G.P., Inc. from October 2011 to September 2012; a director of Dynegy, Inc. from March 2011 to September 2012; chairman of the board and a director of PSC Metals, Inc. from December 2007 to April 2012; a director of Motorola Solutions, Inc. from January 2011 to March 2012; a director of XO Holdings from February 2006 to August 2011; a director of National Energy Group, Inc. from December 2006 to June 2011; a director of American Railcar Industries, Inc. from August 2005 until March 2011; a director of WestPoint Home LLC from November 2005 to March 2011; chairman of the board and a director of Viskase Companies, Inc. from April 2003 to March 2011; a director of WCI Communities, Inc. from August 2008 to September 2009; a director of Lear Corporation from November 2006 to November 2008; and President and Chief Executive Officer of Philip Services Corporation from April 2005 to September 2008. Mr. Intrieri graduated with distinction from The Pennsylvania State University (Erie Campus) in 1984 with a B.S. in Accounting, and was previously a certified public accountant. Information in relation to other directorships and/or partnerships held by Vincent J. Intrieri is set out below in this Part XII (Additional Information on Forest).

Pierre Legault

Mr. Legault, 53, has served as Executive Chairman of Nephrogenex, a pharmaceutical company focused on the treatment of diabetic kidney disease, since November 2012, and is the President and CEO of Stone Management LLC, a firm focused in the areas of business development and board assistance, since April 2012. From 2010 to 2012, he was the Chief Executive Officer of Prosidion Ltd., a UK mid-size biotechnology firm and fully integrated subsidiary of Astellas Pharmaceuticals. From 2009 to 2010, he served as Executive Vice President, Chief Financial Officer and Treasurer of OSI Pharmaceuticals, a mid-size biotechnology company. He was also Senior Executive Vice President and Chief Administrative Officer of Rite Aid Corporation, a Fortune 500 pharmaceutical retail company, from June 2007 to 2009. Previously, Mr. Legault held several senior positions over a period exceeding 15 years with Sanofi-Aventis and predecessor companies, last serving as Worldwide President of a large global Sanofi-Aventis business unit from 2003 to 2005. Prior positions included the Senior Vice President Deputy CEO and Chief Financial Officer of Aventis Pharmaceuticals, Inc. (2000 to 2003), Global Senior Vice President Finance and Treasurer of Hoechst Marion Roussel, Inc. (1998 to 2000), Vice President and Chief Financial Officer, North America Finance, IT and Administration of Marion Merrell Dow, Inc. (1997 to 1998), and Vice

President and Chief Financial Officer of Marion Merrell Dow Pharmaceutical Canada (1990 to 1996). In addition, Mr. Legault has served on several public, private and non-profit company boards and audit committees, as well as on several advisory boards, including the following: OSI Investment Holdings GMBH (Chairman), a venture capital firm (2009-2012), Cyclacel Pharmaceutical, Inc., a publicly traded biotech company (2006-2008), PJC, Inc., a publicly traded pharmacy retail company (2005-2007), as well as other private boards. Mr. Legault studied at the Harvard Business School, McGill University and University of Montreal (HEC) and holds BAA, MBA, CA and CPA degrees. Information in relation to other directorships and/or partnerships held by Pierre Legault is set out below in this Part XII (Additional Information on Forest).

Gerald M. Lieberman

Mr. Lieberman, 66, most recently served as the President and Chief Operating Officer, as well as a member of the board of directors of AllianceBernstein from 2004 to 2009, where he oversaw several critical functions for AllianceBernstein, including finance, global risk management, technology, operations, human resources and investor and public relations. In addition, he was instrumental in developing AllianceBernstein’s global integrated platform and enhancing its corporate governance and financial transparency. Prior to joining AllianceBernstein in 1998, Mr. Lieberman held a number of senior positions at Fidelity Investments from 1993 to 1998, including Chief Financial Officer and Chief of Administration and he was a member of Fidelity’s operating committee, reporting directly to the Chairman. Before joining Fidelity, Mr. Lieberman spent 14 years with Citicorp, where he served as Senior Human Resources Officer and a member of the policy committee, reporting to Forest’s Chairman and Chief Executive Officer. At Citicorp, he also held several other senior leadership positions, including Chief Executive Officer of Citibank Mexico and Division Head of Latin America. Mr. Lieberman served as a director at Computershare. He served 9 years as a trustee of the University of Connecticut Foundation and was a practicing certified public accountant with Arthur Andersen. He received a B.S. from the University of Connecticut and attended New York University’s Graduate School of Business Administration. Information in relation to other directorships and/or partnerships held by Gerald M. Lieberman is set out below in this Part XII (Additional Information on Forest).

Lawrence S. Olanoff, M.D., Ph.D.

Dr. Olanoff, 61, served as Forest’s Chief Operating Officer from 2006 to 2010 and currently serves as Senior Scientific Advisor to Forest. From July 2005 to October 2006, Dr. Olanoff was President and Chief Executive Officer at Celsion Corporation, an oncology drug development company. He also served as Executive Vice President and Chief Scientific Officer of Forest from 1995 to 2005. Prior to joining Forest in 1995, Dr. Olanoff served as Senior Vice President of Clinical Research and Development at Sandoz Pharmaceutical Corporation (now a division of the Novartis Group) and at the Upjohn Company in a number of positions including Corporate Vice President of Clinical Development and Medical Affairs. Over his entire career, he was involved in 30 product approvals. In addition, he is currently an adjunct Assistant Professor and Special Advisor to the President for Corporate Affairs at the Medical University of South Carolina (MUSC), an ex-officio director of the MUSC Foundation for Research Development, which is a non-profit foundation created to benefit the university, as well as the Chairman of the board of directors of Caelus Biosciences, Inc. (formerly Ariel Pharmaceuticals, Inc.), a private, development-stage pharmaceutical company. He holds a Ph.D. in biomedical engineering and a M.D. degree from Case Western Reserve University. Information in relation to other directorships and/or partnerships held by Lawrence S. Olanoff is set out below in this Part XII (Additional Information on Forest).

Lester B. Salans, M.D.

Dr. Salans, 77, is a Clinical Professor and member of the Clinical Attending Staff of Internal Medicine at the Mount Sinai Medical School. Prior thereto, Dr. Salans was a senior executive at Sandoz Pharmaceutical Corporation (now a division of the Novartis Group). Dr. Salans is a former director of the National Institutes of Arthritis, Diabetes, Digestive and Kidney Diseases of the National Institutes of Health. He was a Professor of Medicine and Dean of the Faculty of the Mt. Sinai Medical School and Senior Vice President of the Mt. Sinai Medical Centre in New York. He served as Professor of Medicine and Director of the Division of Endocrinology at the Dartmouth Hitchcock Medical Centre, Hanover, from 1968-1975. He also founded and is president of LBS Advisors, Inc., a consultancy serving several pharmaceutical and biotechnology companies, academic institutions, the National Institutes of Health and many investment firms. He serves on the board of directors of PharmaIN Corporation, a biopharmaceutical company.

Dr. Salans earned a B.A. from University of Michigan and M.D. from University of Illinois. Information in relation to other directorships and/or partnerships held by Lester B. Salans is set out below in this Part XII (Additional Information on Forest).

Peter J. Zimetbaum, M.D.

Dr. Zimetbaum, 49, has served as Director of Clinical Cardiology at Beth Israel Deaconess Medical Centre in Boston (BIDMC) since 2005 and is the Director of ECG and Arrhythmia Core Laboratory at the Harvard Clinical Research Institute. Additionally, since 2006, Dr. Zimetbaum has been an Associate Professor of Medicine at the Harvard Medical School (HMS), and he currently serves on the HMS Standing Committee on Conflicts of Interest. Dr. Zimetbaum received his M.D. degree from the Albert Einstein College of Medicine in 1990 and is board certified in both cardiovascular medicine and cardiovascular electrophysiology. Information in relation to other directorships and/or partnerships held by Peter J. Zimetbaum is set out below in this Part XII (Additional Information on Forest).

Other Senior Management are:

Elaine Hochberg

Ms. Hochberg is Executive Vice President, International, Strategic Planning and Government Affairs. She previously served as the Executive Vice President and Chief Commercial Officer from December 2010 to December 2013. Prior thereto, Ms. Hochberg was Senior Vice President—Marketing from December 1999 through December 2010 and also served as the Chief Commercial Officer from December 2007 to December 2013. Ms. Hochberg joined Forest in June 1997 as Vice President—Marketing of Forest’s wholly-owned subsidiary Forest Pharmaceuticals, Inc. In February 1998, she was promoted to Vice President—Marketing of Forest. Prior to joining Forest in 1997, Ms. Hochberg was Assistant Vice President—Marketing at Wyeth-Lederle Laboratories.

Bill Meury

Mr. Meury is Executive Vice President, Sales and Marketing at Forest. He joined Forest in 1993 and has held positions in Marketing, New Products, Business Development, and Sales. Most recently, as Senior Vice President, Global Commercial and U.S. Marketing, Mr. Meury oversaw the activities of several departments including Product Management, Market Research, and Commercial Assessments, as well as Forest’s Global Marketing and Early Commercialisation groups. Mr. Meury has directed 10 product launches during his tenure at Forest. Before joining Forest, Mr. Meury worked in public accounting for Reznick Fedder & Silverman and in financial reporting for MCI Communications. He has a B.S. in Economics from the University of Maryland.

Frank Perier, Jr.

Mr. Perier has served as Executive Vice President, Chief Financial Officer, at Forest since 31 December 2010. Prior thereto, Mr. Perier served as Senior Vice President—Finance from September 2004 through December 2010 and has also served as Chief Financial Officer since September 2004. From March 2004 until joining Forest in September 2004, Mr. Perier was Vice President—Finance—Operations Planning—Americas Medicines at Bristol-Myers Squibb. For eight years prior, Mr. Perier served in senior financial positions at Bristol-Myers Squibb Company including four years as Vice President—Finance, Planning, Business Development and Information Technology at its ConvaTec Division. Prior to that, Mr. Perier was a partner at Deloitte & Touche, L.L.P. Mr. Perier is a certified public accountant and received a B.S. from Villanova University and a M.B.A. from New York University.

Marco Taglietti, M.D.

Dr. Taglietti is Executive Vice President, Drug Development and Research, and Chief Medical Officer at Forest. He continues to be President of the Forest Research Institute. He previously served as Senior Vice President—Research and Development of Forest and President, Forest Research Institute, Inc. from December 2010 to December 2013. Prior thereto, Dr. Taglietti served as Vice President—Research and Development from December 2008 to December 2010. Dr. Taglietti joined Forest in August 2007 as Executive Vice President—Research and Development and Chief Medical Officer of Forest Research Institute, Inc. Prior to joining Forest, Dr. Taglietti was Senior Vice President and Head of Global Research and Development at Stiefel Laboratories for three years. Prior to that, Dr. Taglietti was at Schering-Plough

Corporation for twelve years in positions of increasing responsibility including Vice President—Worldwide Clinical Research for Anti-Infectives, Oncology, CNS, Endocrinology and Dermatology. Dr. Taglietti received his medical degree and board certifications from the University of Pavia in Italy.

Bob Bailey

Mr. Bailey is Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary at Forest. He previously served from 2007 to 2013 as Executive Vice President, Law, Policy and Communications at Bausch + Lomb. Before joining Bausch + Lomb in 1994, Mr. Bailey was an attorney at Nixon Peabody (formerly Nixon Hargrave Devans & Doyle). Mr. Bailey received his law degree from the University of Minnesota and his undergraduate degree from St. Olaf College in Northfield, MN.

Alex Kelly

Mr. Kelly is Senior Vice President, Chief Communications & Investor Relations Officer at Forest. He joined Forest in October 2013. Previously, Mr. Kelly was vice president, Investor Relations at Bausch + Lomb in 2013 and senior vice president, Investor Relations at Merck & Co. from 2009 to 2013. Mr. Kelly served as Group Vice President, Global Communications and Investor Relations at Schering Plough from 2007 to 2009. He has 24 years of experience in healthcare, including 10 years of sales and sales management experience. Mr. Kelly received a B.S. from Purdue University.

Karen Ling

Ms. Ling is Senior Vice President and Chief Human Resources Officer at Forest. Ms. Ling joined Forest in January 2014 from Merck & Co., Inc., where she served as Senior Vice President, Human Resources, for the company’s Global Human Health and Consumer Care businesses worldwide. Prior to that role at Merck, she was Vice President, Compensation and Benefits. Before Merck, Ms. Ling was Group Vice President, Global Compensation & Benefits at Schering-Plough. She also spent 14 years at Wyeth in various positions of responsibility in human resources as well as in Wyeth Pharmaceutical’s Labour and Employment Department. Prior to joining Wyeth, Ms. Ling practiced corporate law with Goldstein and Manello, P.C. in Boston. Ms. Ling holds a B.A. from Yale University and a J.D. from Boston University School of Law.

Kevin Walsh

Mr. Walsh is Senior Vice President, Operations at Forest. In this capacity, he is responsible for Quality and Manufacturing Operations, including all supply chain, technology transfer and facilities engineering functions. Mr. Walsh is also responsible for Information Systems. He joined Forest as Vice President, Information Systems in 2003, after serving as Vice President of Information Technology at Roche Pharmaceuticals.

Joe Zimmerman

Mr. Zimmerman is Senior Vice President, Chief Compliance Officer at Forest. Mr. Zimmerman oversees the operations of Forest’s Comprehensive Compliance Programme, which is designed to ensure compliance with applicable laws and regulations and the requirements of Forest’s Corporate Integrity Agreement. Mr. Zimmerman also serves as Chairperson of Forest’s Corporate Compliance Committee. Since joining Forest in 1995, Mr. Zimmerman has held various positions of increasing responsibility in Sales, Sales Management, Commercial and Corporate Training and Development functions. In 2004, he was named Director and Chief Compliance Officer of the newly established Corporate Compliance Department. In 2009, he was named Vice President Compliance; and in 2010, he was named Corporate Vice President. Prior to joining Forest, Mr. Zimmerman began his career with an industrial biotechnology start-up company. Mr. Zimmerman holds a B.S. from Bradley University.

Further Information on Directors and Senior Management

Partnerships

Save as set out below, none of the directors of Forest currently is, or has during the five years prior to the date of this Prospectus been a partner in any partnership.

Other Directorships

In addition to their directorships of Forest (and its subsidiaries), the directors of Forest currently hold or have held the following directorships in the five years prior to the date of this Prospectus:

Howard Solomon

•	Partner, Hildred Capital Partners, LLC.

•	Lincoln Center for the Performing Arts

•	Metropolitan Opera

•	New York City Ballet

•	New York Presbyterian Hospital (Trustee)

•	Cold Spring Harbour Laboratories (former)

Nesli Basgoz, M.D.

•	Massachusetts General Hospital (Board of Trustees) (2009-present); Member, Quality & Safety Committee (2010-present); Member, Education & Research Committee (2010-present)

•	Partners Healthcare, Board of Directors (2012-present); Member, Information Systems Committee (2013-present)

Christopher J. Coughlin

•	McKinsey & Co., Senior Advisor (2013-present)

•	Dun & Bradstreet , Lead Independent Director

•	Covidien plc, Director

•	Dipexium Pharmaceuticals, Inc., Director

•	Interpublic Group of Companies (former)

•	Monsanto Company (former)

•	Perrigo Company (former)

•	Tyco International (former Executive VP and CFO 2005-2010)

•	Tyco International (former advisor from 2010-9/2012)

Kenneth E. Goodman

•	Syracuse University (Board of Trustees)

•	Israel Cancer Research Fund and Co-Chairman of its New York Board

Vincent J. Intrieri

•	Icahn Capital LP, Senior Managing Director from 1/2008-present

•	Icahn Onshore LP, Senior Managing Director from 11/2004-present

•	Icahn Offshore LP, Senior Managing Director from11/2004-present

•	CVR Refining GP, LLC, Director from 1/2013-present

•	Navistar International Corporation, Director from 10/2012-present

•	Chesapeake Energy Corporation, Director from 6/2012-present

•	CVR Energy, Director from 5/2012-present

•	Federal—Mogul Corporation, Director (December 2007 to June 2013)

•	Icahn Enterprises L.P., Director (July 2006 to September 2012)

•	Icahn Enterprises L.P., Senior Vice President (October 2011 to September 2012)

•	Dynegy Inc., Director (March 2011 to September 2012)

•	PSC Metals Inc., Director. (December 2007 to April 2012)

•	Motorola Solutions, Inc., Director (January 2011 to March 2012)

•	XO Holdings from February, Director (2006 to August 2011)

•	National Energy Group, Inc., Director (December 2006 to June 2011)

•	American Railcar Industries, Inc., Director (August 2005 to March 2011)

•	WestPoint Home LLC, Director (November 2005 to March 2011)

•	Viskase Companies, Inc., Chairman of the Board and Director (April 2003 to March 2011)

•	WCI Communities, Inc., Director (August 2008 to September 2009)

Pierre Legault

•	Cyclacel Pharmaceutical Inc., Director (2006-2008)

•	Nephrogenex, Director and CEO from 10/2013-present

•	Nephrogenex, Executive Chairman from 11/2012-10/2013

•	Oreo Real Estate, Director (9/2009-3/2012)

•	OSI Investment Holdings GmbH , Chairman (9/2009 to 3/2012)

•	OSI Pharmaceuticals, Executive VP, Chief Financial Officer and Treasurer (2009 to 2010)

•	Prosidion Ltd, President and CEO (2010 to 2012)

•	Regado Biosciences, Director from 11/2013-present

•	Rite Aid Corporation, Senior Executive VP and Chief Administrative Officer (June 2007 to 2009)

•	Semprae, Director (8/2012-12/2012)

•	Stone Management LLC, President and CEO from 4/2012-present

Gerald M. Lieberman

•	AllianceBernstein (2004 to 2009)

Lawrence S. Olanoff, M.D., Ph.D.

•	Forest Laboratories, Inc.—Senior Advisor (2010-present)

•	Medical University of South Carolina, Adjunct Assistant professor and Special Advisor to the President for Corporate Relations (4/2011-present)

•	Foundation for Research Development at Medical University of South Carolina, Ex-Officio Director (since 2011)

•	Clinical Biotechnology and Research Institute at Roper St. Francis Hospitals, Chairman of the Board (2013-present)

•	Horizon Project, Director (2013-present) (non-profit in Charleston, SC)

•	Institute of Applied Neurosciences at Medical University of South Carolina, Director (2013-present) (non-profit in Charleston, SC)

•	Caelus Biosciences, Inc., Chairman (2012-2013)

Lester B. Salans, M.D.

•	LBS Advisors, Inc., President (1997-Present)

•	PharmaIN Corporation, Director (9/2009-present)

•	National Institutes of Arthritis, Diabetes, Digestive and Kidney Diseases of the National Institutes of Health (former)

Brenton L. Saunders

•	Bausch + Lomb Incorporated, Director and CEO, 3/2010-8/2013)

•	ElectroCore LLC, Director (2005-present)

•	Overlook Hospital Foundation, Director (2003-present)

•	Member of the Federal Reserve Bank of New York’s Upstate New York Regional Advisory Board (former)

•	PhRMA (former)

•	The Business Council (former)

•	Board of Trustees of the University of Pittsburgh (2012-present)

•	Chairman of the New York Chapter of the American Heart Association (former)

•	Schering-Plough, senior executive positions most recently as President of Global Consumer Health Care (2003 to 2010)

Peter J. Zimetbaum, M.D.

•	Harvard Medical School, Member of the Standing Committee on Conflicts of Interest

Company Law

As at the date of this Prospectus, no director of Forest has, during the five years prior to the date of this Prospectus:

(i) had any convictions in relation to fraudulent offences;

(ii) been associated with any bankruptcies, receiverships or liquidations in his or her capacity as a member of the administrative, management or supervisory bodies or a senior manager of a company;

(iii) been the subject of any official public incrimination or sanctions by any statutory or regulatory authorities (including, where relevant, designated professional bodies); or

(iv) been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or other issuer of securities or from acting in the management or conduct of the affairs of any company or any other issuer of securities.

Interests of Directors of Forest in Forest Common Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Named Executive Officers and Directors
Brenton L. Saunders	241,766	*
Howard Solomon	1,757,644	*
Francis I. Perier, Jr.	598,064	*
Elaine Hochberg	643,420	*
Marco Taglietti	292,549	*
Karen Ling	24,599	*
Nesli Basgoz, M.D.	50,026	*
Christopher J. Coughlin	32,657	*
Kenneth E. Goodman	77,361	*
Vincent J. Intrieri	12,670	*
Pierre Legault	17,670	*
Gerald M. Lieberman	32,657	*
Lawrence Olanoff, M.D., Ph.D.	345,624	*
Lester B. Salans, M.D.	74,336	*
Peter J. Zimetbaum, M.D.	48,105	*
All directors and executive officers as a group	4,972,934	1.80%

*	Less than 1%
(1)

For purposes of computing the percentage of outstanding shares of common stock held by each person named in the table on a given date, any security which such person has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

The information set forth above is a summary that should be read together with Actavis’ amendment no. 1 to registration statement on Form S-4 filed with the SEC on 2 May 2014, the related notes that Forest previously filed with the SEC and that is incorporated by reference into this Prospectus.

4.	REMUNERATION

The following table, which has been extracted from Forest’s most recent proxy statement (dated 8 July 2013), shows the total amount of directors’ remuneration paid by Forest to its named executive officers during the financial years ended 31 March 2013, 31 March 2012 and 31 March 2011, during which the individual in question qualified as a named executive officer. The information set forth below is a summary that should be read together with Actavis’ amendment no. 1 to registration statement on Form S-4 filed with the SEC on 2 May 2014, and the related notes that Forest previously filed with the SEC and that is incorporated by reference into this Prospectus.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Howard Solomon,	2013	1,349,999	0	2,199,275	726,196	405,000	143,332	4,823,802
Chairman, CEO and President	2012	1,350,000	1,013,885	4,523,246	1,515,050	0	131,486	8,533,667
	2011	1,312,500	1,037,500	4,020,625	2,112,000	0	358,688	8,841,313

Elaine Hochberg,	2013	709,187	0	747,230	367,779	261,025	47,181	2,132,402
Executive Vice President and	2012	682,587	402,000	1,430,762	783,580	0	45,449	3,344,378
Chief Commercial Officer	2011	650,321	385,000	1,769,075	1,056,000	0	46,432	3,906,828

Francis I. Perier, Jr.,	2013	658,531	0	695,331	344,030	242,394	48,028	1,988,314
Executive Vice President—Finance	2012	632,243	366,810	1,343,776	723,750	0	48,252	3,114,831
and Administration and CFO	2011	603,956	344,000	1,608,250	1,056,000	0	48,885	3,661,091

Marco Taglietti, M.D.,	2013	600,263	0	584,198	288,752	284,919	33,575	1,791,707
Senior Vice President— Research	2012	578,091	325,500	1,145,809	599,265	0	33,643	2,682,308
and Development and President	2011	550,872	310,000	1,447,425	637,800	0	34,123	2,980,220
of Forest Research Institute

David F. Solomon,	2013	486,300	0	597,784	296,857	182,036	27,567	1,590,544
Senior Vice President— Corporate	2012	450,000	261,500	1,145,809	552,945	0	25,255	2,435,509
Development and Strategic Planning	2011	396,875	230,000	1,447,425	584,650	0	22,359	2,681,309

The following table is extracted from Forest’s most recent regulatory filings and summarises non-executive remuneration during the financial years ended 31 March 2013, 31 March 2012 and 31 March 2011:

	2011 ($000’s)	2012 ($000’s)	2013 ($000’s)
Non-Executive Remuneration (including cash and stock retainers)	1,905	2,905	3,100

Pension Benefits and Costs

Forest operates a defined contribution plan. The contributions paid by Forest to the executive officers and senior management during the last financial year are as follows:

-	profit sharing: $100,503;

-	company match: $54,628.34

5.	SERVICE CONTRACTS

Compensatory Arrangements of Certain Officers

Certain Forest executives, including all of Forest’s executive officers, are parties to change of control employment agreements that provide for severance benefits in the event of a termination of employment by Forest without cause, or by the executive officer for good reason, in anticipation of or within three years following a change of control, and for all executive officers other than Brenton L. Saunders, Forest’s President and Chief Executive Officer, by the executive officer for any reason within 30 days following the first anniversary of the change of control (each, a “qualifying termination”). The First Merger would constitute a change of control under the executive officers’ change of control employment agreements.

Subject to certain exceptions, a change of control is generally defined as (i) an acquisition of more than 50% of Forest Common Stock or voting securities by a person or group not acquiring their shares directly from Forest, (ii) an acquisition during any 12-month period of 30% or more of Forest Common Stock by a person or group not acquiring their shares directly from Forest, (iii) a change in the majority of the current Forest Board or their designated successors not consented to by such current Forest Board or designated successors, or (iv) a merger, consolidation or sale of all or substantially all of Forest assets which involves a 50% or greater change in Forest stockholders or the replacement of a majority of the current Forest Board or their designated successors or the acquisition by a person or group of more than 30% of Forest voting securities.

The change of control employment agreements provide that in the event of a qualifying termination, the executive officer would be entitled to:

•

the amount of any accrued compensation obligations to the executive through the termination date, consisting of unpaid base salary, a prorated bonus equal to the greater of the executive’s annualised current year bonus or the highest annual bonus received by such executive during the three years preceding the change of control, and other accrued compensation through the termination date;

•

an amount equal to three times the sum of (a) the executive’s base salary (which must be at least 12 times the executive’s highest monthly salary during the 12 months preceding the change of control) and (b) the highest annual bonus earned by the executive during the three years preceding the change of control;

•

continued medical benefits for a three-year period for both the executive and his or her family, though such coverage will be secondary to any coverage the executive obtains from a subsequent employer; and

•	outplacement services and any other amounts or benefits required to be paid or provided under any plan or programme.

In addition, the agreements with Mr. Saunders and three executive officers who are not named executive officers provide for gross-up payments for excise taxes imposed under Section 4999 of the Code.

In consideration of the payments and benefits under their change of control employment agreements, each of Mr. Saunders and the other three executive officers is restricted from engaging in competitive activities for 12 months following either (a) his or her voluntary termination of employment other than for good reason or (b) any termination of employment on or before the third anniversary of the change of control that entitles him or her to severance benefits under the change of control employment agreement. All of the executive officers are prohibited from disclosing Forest’s confidential information under the change of control employment agreement.

6.	CORPORATE GOVERNANCE

The Forest board of directors has five standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Board Compliance Committee and the Science Committee. All of the members of the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Board Compliance Committee are independent directors within the meaning of the NYSE Listing Standards and SEC Rules 10A-3 and Rule 10C-1. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by Forest.

The Forest board of directors-approved charters of the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Board Compliance Committee are available online by clicking on the “Corporate Governance” link under the “Investor Centre” section at www.frx.com.

Compensation Committee of Forest

The Compensation Committee is composed of Christopher J. Coughlin (the Chairman), Gerald M. Lieberman and Vincent J. Intrieri. Pursuant to the Compensation Committee Charter, the Committee is responsible for (i) discharging the board of director’s responsibilities relating to compensation of Forest’s executive officers; and (ii) producing an annual report on executive compensation for inclusion in Forest’s proxy statement in accordance with applicable rules and regulations. During the fiscal year ended 31 March 2014, the Compensation Committee held five meetings at which the Committee made recommendations concerning compensation for Forest’s executive officers for the 2014 fiscal year, and granted stock options, stock awards and performance stock units under the 2007 Equity Incentive Plan. The Committee approved all equity awards granted during the year at regularly scheduled Forest board meetings.

Audit Committee of Forest

For the fiscal year ended 31 March 2013, the Audit Committee consisted of Christopher J. Coughlin (the Chairman), Pierre Legault, and Lester B. Salans, M.D. The Forest board of directors has determined that each of Messrs. Coughlin and Legault qualify as an “audit committee financial expert” for purposes of the federal securities laws.

The Audit Committee’s primary responsibilities are to: (i) oversee Forest’s financial reporting principles and policies and internal control systems, including review of Forest’s quarterly and annual financial statements; (ii) review and monitor the performance and independence of Forest’s independent registered public accounting firm and the performance of the internal audit department; (iii) oversee Forest’s compliance with legal and regulatory requirements and monitor the effectiveness of Forest’s internal systems for ensuring compliance; (iv) provide an open avenue of communication among the independent registered public accounting firm, financial and senior management, the internal audit department and the board of directors; (v) appoint (subject to stockholder ratification), evaluate, compensate and, where appropriate, terminate and replace Forest’s independent registered public accounting firm; and (vi) review and approve any transactions in which Forest or its subsidiary is a participant, the amount involved exceeds $120,000, and a “Related Person” (as that term is defined in Item 404 of Regulation S-K) has any direct or indirect material interest (other than matters relating to compensation arrangements with executive officers, which are approved by the Compensation Committee).

Compliance with Laws

Forest seeks to follow best practices in corporate governance in a manner that is in the best interests of its business and stockholders. Forest is in compliance with the corporate governance requirements imposed by the Sarbanes-Oxley Act, the SEC and NYSE and will continue to review its policies and practices to meet ongoing developments in this area. To this end, the board of directors of Forest consulted with leading authorities in corporate governance, Dean Robert C. Clark of the Harvard Law School and John C. Wilcox, Chairman of Sodali Ltd., regarding its governance practices. Forest has also committed to meeting with an independent corporate governance expert to review its policies and practices on an annual basis.

7.	EMPLOYEES

The table below sets out the approximate number of Forest employees at the end of each of the financial years set out below. The table also provides the number of employees at 10 April 2014.

	31 March 2011	31 March 2012	31 March 2013	10 April 2014
Number of Employees	5,600	5,700	5,800	5,704

8.	MAJOR SHAREHOLDERS

The name of each person who, directly or indirectly, is interested in 5% or more of Forest’s issued share capital, and the amount of such person’s interest, as at 30 April 2014 (being the latest practicable date before the publication of this Prospectus) are as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
5% Stockholders
Wellington Management Company, LLP	37,251,645	13.67%
280 Congress Street Boston, MA 02210
Icahn Capital LP)	30,662,005	11.25%
c/o Icahn Associates Corp. 767 Fifth Avenue, 47th Floor New York, NY 10153
Vanguard Specialized Funds—	26,666,866	9.79%
Vanguard Health Care Fund 100 Vanguard Boulevard Malvern, PA 19355
ClearBridge Investments, LLC	22,783,736	8.36%
Legg Mason Capital Management LLC
620 8th Avenue New York, NY 10018
The Vanguard Group	16,368,071	6.01%
100 Vanguard Boulevard Malvern, PA 19355
BlackRock, Inc.)	14,020,857	5.15%
40 East 52nd Street New York, NY 10022

(1)

For purposes of computing the percentage of outstanding shares of common stock held by each person named in the table on a given date, any security which such person has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

The information set forth above is a summary that should be read together with Actavis’ amendment no. 1 to registration statement on Form S-4 filed with the SEC on 2 May 2014, and the related notes that Forest previously filed with the SEC and that is incorporated by reference into this Prospectus.

Forest’s major shareholders do not have different voting rights to other holders of Forest Common Stock.

9.	CAPITALISATION AND INDEBTEDNESS

The information in the following table, which is unaudited, sets out the capitalisation of Forest as at 31 December 2013.

$ ’000
Total current debt
Guaranteed and secured	0
Secured	0
Unguaranteed/Unsecured	0

Total non-current debt
Guaranteed and secured	0
Secured	0
Unguaranteed/Unsecured	(1,200,000)

Total indebtedness as at 31 December 2013	(1,200,000)

Shareholder’s Equity
Common Stock	43,400
Additional paid-in capital	1,951,124
Retained earnings	9,166,570
Treasury Stock	-5,171,650
Other	3,887

Total capitalisation as at 31 December 2013	5,993,331

The information in the following table, which is unaudited sets out the indebtedness of Forest as at 31 December 2013.

$ ’000
Cash	590,616
Cash equivalent	1,731,817
Trading securities	2,165,489

Total Liquidity	4,487,922

Current Financial Receivable	0

Current bank debt	0
Current portion of non-current debt	0
Other current financial debt	0

Current Financial (Indebtedness)	0

Net Current Financial (Indebtedness)/cash	4,487,922

Non-current bank loans	0
Bonds issued	1,200,000
Other non-current loans	0

Non-Current Financial Indebtedness	1,200,000

Net Financial (Indebtedness)/cash	3,287,922

10.	CAPITAL RESOURCES AND CASH FLOWS

Forest funds its short and long-term capital needs from cash flows generated in the ordinary course of its business operations. The table set out below, which has been extracted from the Consolidated Financial Statements for the years ended 31 March 2013, 31 March 2012 and 31 March 2011 and which shows the equivalent figures for the nine month period ended 31 December 2013 shows cash flows and short and long-term capital resources, together with brief narrative explanations.

Cash and cash equivalents

	Nine months ended 31 December 2013	Year ended 31 March 2013	Year ended 31 March 2012	Year Ended 31 December 2011
	$’000	$’000	$’000	$’000
Cash	590,616	68,563	2,593	9,832
Cash equivalents	1,731,817	867,112	1,576,922	2,128,006

	2,322,433	935,675	1,579,515	2,137,838

All cash at bank and short term deposits are placed with reputable financial institutions with which Forest either has a long history of trading or a long-standing relationship and therefore are deemed of good credit quality.

Finance income

	Nine months ended 31 December 2013	Year ended 31 March 2013	Year ended 31 March 2012	Year Ended 31 December 2011
	$’000	$’000	$’000	$’000
Interest income:

Bank deposits	16,148	29,150	20,364	29,568
Interest receivable from related party	—	—	—	—
Other	—	—	—	—

Finance income	16,148	29,150	20,364	29,568

11.	SUBSIDIARIES

The principal subsidiaries of Forest as at April 2014 are:

Subsidiary	Jurisdiction of Incorporation
Cerexa, Inc.	Delaware
Commack Properties, Inc.	Delaware
FL Cincinnati I, Inc.	Delaware
FL Holding CV	Netherlands
FLI International LLC	Delaware
Forest Product Corp.	Delaware
Forest Deutsche	Germany
Forest Finance B.V.	Netherlands
Forest Healthcare B.V.	Netherlands
Forest Canada, Inc.	Canada
Forest Holdings Limited	Republic of Ireland
Forest Ireland Ltd.	Republic of Ireland
Forest UK Ltd.	United Kingdom
Forest Nederland	Netherland
Forest Osterreich	Austria
Forest Pharmaceuticals, Inc.	Delaware
Forest Pharmaceutical Puerto Rico	Puerto Rico
Forest Research Institute, Inc.	New Jersey
Forest Switzerland	Switzerland
Forest Tosara Ltd.	Republic of Ireland
FRXC Company, Inc.	Delaware
Dogwood Acquisition Corp	Delaware
Inwood Laboratories, Inc.	New York
Pharmax Holding Ltd.	United Kingdom
Pharmax Limited	United Kingdom
Tosara Exports Ltd.	Republic of Ireland
Aptalis Holdings LLC	Delaware
Aptalis Midholdings LLC	Delaware
Aptalis Pharma LLC	Delaware
Aptalis Pharma Canada, Inc.	Canada
Aptalis Holdings B.V.	Netherlands
Forest Laboratories Italy S.R.L.	Italy
Forest Laboratories France S.A.S.	France
Forest Laboratories Spain SL	Spain
Forest Laboratories Denmark APS	Denmark
Dogwood Pharmaceuticals, Inc.	Delaware
Aptalis Pharmatech Inc.	Nevada
Varioraw Percutive S.a.r.l.	Switzerland
Aptalis PharmaUS Inc.	Delaware
SourceCF Inhalation Systems, LLC	Delaware
Aptalis Reserve LLC	Delaware
Axcan US LLC	Delaware
Axcan EU LLC	US
Antralis Acquisition Cooperatief U.A.	Netherlands
MPEX Pharmaceuticals, Inc.	Delaware
MPEX London Ltd	UK
Aptalis Pharma Canada, Inc.	Canada
Aptalis Pharma Export, Inc.	Canada
3948587Canada Inc.	Canada
Aptalis Pharma GmbH	Germany
Axcan France(Invest) SAS	France
Aptalis Pharma UK Ltd	UK
Aptalis Pharma SAS	France
S.C.I La Prevote	France
Biozymes, Inc. (63%)	Canada
Axcan Pharma Pty Ltd (66.67%)	Australia
CZET Pharma, Inc. (50%)	Canada
Bonne Santé Sp.z.o.o. (50%)	Poland
Gastro Services Pty Ltd (66.67%)	Australia
Aptalis Pharma Ltd	Ireland
Aptalis Pharma S.r.l.	Italy
Eurand France S.A.S.	France
FRX Churchill Holdings, Inc.	US
FRX Churchill DE LLC	US
FRX Churchill Canada ULC	Canada

Unless otherwise stated, the above subsidiaries are wholly-owned either directly or indirectly by Forest.

12.	MATERIAL CONTRACTS

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Forest is a party, during the two year period immediately prior to the date of this Prospectus.

Merger Agreement

Actavis, Forest, Tango U.S. Holdings, Merger Sub 1, and Merger Sub 2, entered into the Merger Agreement on 17 February 2014 pursuant to which Actavis agreed to acquire Forest. As a result of the Mergers contemplated therein, Forest will become a wholly-owned subsidiary of Actavis.

The Merger Agreement contains customary representations, warranties and covenants which include, among others, covenants to conduct businesses in the ordinary course between the execution of the Merger Agreement and the completion of the Mergers and covenants not to engage in certain kinds of transactions during that period. In addition, certain covenants require each of the parties to use, subject to the terms and conditions of the Merger Agreement, reasonable best efforts to cause the Mergers to be consummated. Each of Actavis and Forest has agreed not to solicit any offer or proposal for specified alternative transactions, or, subject to certain exceptions relating to the receipt of unsolicited offers that may be deemed to be “superior proposals” (as defined in the Merger Agreement), to participate in discussions or engage in negotiations regarding such an offer or proposal with, or furnish any non-public information regarding such an offer or proposal to, any person that has made such an offer or proposal. The Merger Agreement also requires each of Actavis and Forest to call and hold shareholders’ meetings and requires the board of directors of Actavis to recommend that its shareholders approve the issuance of Actavis Ordinary Shares and the board of directors of Forest to recommend that its stockholders adopt the Merger Agreement. Each of Actavis’ and Forest’s board is also permitted to change its recommendation in response to (among other things) a “superior proposal” but such party may not otherwise terminate the Merger Agreement to accept such proposal.

Each of Actavis’ and Forest’s obligation to consummate the Mergers is subject to a number of conditions, including, among others, the following, as further described in the Merger Agreement: (i) approval of Actavis shareholders of the issuance of Actavis Ordinary Shares, (ii) approval of Forest stockholders of the adoption of the Merger Agreement, (iii) expiration of the waiting period (or extension thereof) under the HSR Act and receipt of any approvals required thereunder and under applicable foreign antitrust laws having been obtained, (iv) the shares of Actavis to be issued in the First Merger being approved for listing on the New York Stock Exchange, (v) the representations and warranties of the other party being true and correct, subject to the materiality standards contained in the Merger Agreement, (vi) absence of specified adverse laws or orders, (vii) an Irish prospectus with respect to the Actavis Ordinary Shares to be issued (if required by Irish law) in the First Merger being approved by the Central Bank of Ireland and made available to the public in accordance with Irish prospectus law, (viii) material compliance by the other party with its covenants and (ix) no material adverse effect having occurred with respect to the other party since the signing of the Merger Agreement.

The Merger Agreement contains certain customary termination rights, including, among others, (a) the right of either Actavis or Forest to terminate the Merger Agreement if Forest’s stockholders fail to adopt the Merger Agreement or if Actavis’ shareholders fail to approve the issuance of Actavis Ordinary Shares, (b) the right of either Actavis or Forest to terminate the Merger Agreement if the board of directors of the other party changes its recommendation with respect to the transaction, (c) the right of either Actavis or Forest to terminate the Merger Agreement if the First Merger has not occurred by six months after the date of the Merger Agreement, subject to certain conditions, provided that this period may be extended by up to an additional four months in certain circumstances, and (d) the right of either Actavis or Forest to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions.

Forest must pay a termination fee of (i) $875,000,000 if (A) the Merger Agreement is terminated by Actavis as a result of a change of recommendation by the Forest board of directors or (B) the Merger Agreement is terminated by either Forest or Actavis for failure to close by the Outside Date or because Forest stockholder approval is not obtained, a competing proposal was publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Forest stockholder meeting and (C) Forest enters into a definitive agreement for a competing proposal within 12 months following such termination and such competing proposal is consummated or (ii) $250,000,000 if the Merger Agreement is terminated by Forest or Actavis because Forest stockholder approval is not obtained (which would be credited against any Forest termination fee that subsequently becomes payable as described in clause (i)(B)). Actavis must pay termination fees in reciprocal circumstances, except that the fees payable in the circumstances described in clauses (i) and (ii) are $1,175,000,000 and $335,000,000, respectively.

Aptalis Acquisition

On 7 January 2014, Forest, Forest Holdings, Forest Merger Sub, and Aptalis entered into the Aptalis Merger Agreement. The Aptalis Merger Agreement provided for Forest Merger Sub to, upon the terms and subject to the conditions thereof, merge with and into Aptalis, with Aptalis surviving as a wholly-owned subsidiary of Forest Holdings. The Aptalis Acquisition closed on 31 January 2014.

The aggregate consideration payable to the former stockholders of Aptalis in the Aptalis Acquisition in respect of their securities, and to cash out Aptalis options and restricted stock units, was approximately $1.7 billion. In addition, in connection with the Aptalis Acquisition, Forest repaid approximately $1.25 billion of Aptalis debt and paid approximately $61 million of certain Aptalis expenses. Forest funded the acquisition with cash from its balance sheet and the proceeds of a $1.8 billion bond offering.

Furiex

On 27 April 2014, Forest entered into the Furiex Merger Agreement with Furiex and Royal. Subject to the terms and conditions set out in the Furiex Merger Agreement, Royal will merge with and into Furiex, with Furiex surviving as a wholly-owned subsidiary of Forest. Forest and Royal have obtained the consent of Actavis pursuant to the Merger Agreement.

Forest has entered into a definitive agreement to acquire Furiex, for $95 per share, or approximately $1.1 billion in cash, and up to $30 per share (approximately $360 million in aggregate) in a contingent value right that may be payable based on the status of eluxadoline, Furiex’s lead product, as a controlled drug following approval. The acquisition is subject to receipt of customary regulatory approvals and approval by Furiex shareholders.

13.	RELATED PARTY TRANSACTIONS

On 22 May 2013, Howard Solomon entered into a letter agreement with Forest in connection with his retirement as Forest’s CEO pursuant to which he will continue to serve as Senior Advisor to and director of Forest for an annual salary and other compensation.

David F. Solomon, Forest’s Senior Vice President—Corporate Development and Strategic Planning, is the son of Howard Solomon, Chairman of the board of directors, CEO, President and a director of Forest.

In connection with his retirement as Forest’s Chief Operating Officer, Forest and Dr. Olanoff entered into a consultant services letter agreement dated 1 January 2011, which was amended and restated on 22 April 2013. Pursuant to his consultant services letter agreement, Dr. Olanoff may provide consulting services to Forest on a project-by-project basis relating to the evaluation of products and potential product opportunities and is compensated at the rate of $500 per hour. In addition, in the event Forest requires Dr. Olanoff to travel in connection with the performance of such services, Forest will reimburse Dr. Olanoff for out-of-pocket expenses in accordance with Forest’s expense reimbursement policies, including the reasonable cost of transportation, meals and lodging, where applicable.

14.	GOVERNMENTAL, LEGAL OR ARBITRATION PROCEEDINGS

Since the announcement of the Merger Agreement, five New York Actions have been filed in the Supreme Court of the State of New York by purported stockholders of Forest. Three of these actions were filed on 21 February 2014 under the captions “Turberg v. Forest, Inc., et al.”, “Katz v. Forest, Inc., et al.” and “Gusinsky Revocable Trust v. Forest, Inc., et al.” Two further putative stockholder class actions were filed against Forest in the Supreme Court of the State of New York under the captions “Rosenberg v. Forest, Inc., et al.”, filed on 25 February 2014, and “Bailis v. Forest, Inc., et al.”, filed on 12 March 2014. On 31 March 2014, the parties filed a stipulation to consolidate the New York actions. The plaintiffs also requested that the Court set a leadership structure among the various Plaintiffs’ law firms. The Court held a hearing on 28 April 2014, at which time the Court stated that it would consolidate the five New York actions, and also would order that preliminary injunction proceedings, if any, will be conducted only in the Delaware Court of Chancery proceedings, with all discovery subjected to a protective order and coordinated between the litigations in the two jurisdictions.

Additionally, four putative stockholder class action complaints were filed in the Delaware Court of Chancery by purported stockholders of Forest. These actions were brought by various purported stockholders of Forest and on 18 March 2014, the Delaware Court consolidated the Delaware actions and captioned the case “In re Forest, Inc. Stockholders Litigation”. On 4 April 2014, plaintiffs in the Delaware Action filed a verified consolidated amended class action complaint (the “Consolidated Complaint”). A briefing schedule and preliminary injunction hearing has been set for Delaware only (i.e. no briefing or hearing in New York), and the hearing is scheduled for 2 June 2014. Forest intends to continue to vigorously defend against these actions.

Each of the New York Actions and the Delaware Action seek to enjoin the Mergers and allege, among other things, that the members of the Forest board of directors breached their fiduciary duties by agreeing to sell Forest for inadequate consideration and pursuant to an inadequate process. Each of the New York Actions and the Delaware Action also allege that Actavis and Tango U.S. Holdings aided and abetted the alleged breaches, and certain of the complaints also allege that Merger Sub 1 and Merger Sub 2 aided and abetted these alleged breaches. The Consolidated Complaint in the Delaware Action further challenges the adequacy of the disclosures made in the preliminary prospectus for the Mergers. The Delaware Action and certain of the New York Actions also seek recessionary damages and an accounting for damages sustained by the class. Forest and Actavis believe the allegations in the complaints are without merit.

On 28 May 2014, an agreement in principle was reached with plaintiffs in the Delaware Action and the New York Action regarding a settlement of both actions. There can be no assurance that the parties will ultimately enter into a stipulation of settlement in relation to these actions or that the Court of Chancery will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement may be terminated.

In May 2014, two putative stockholder class actions were brought against Forest, Furiex and Furiex’s board of directors in the Delaware Court of Chancery under the captions “Steven Kollman v. Furiex Pharmaceuticals, Inc. et al.” and “Donald Powell v. Furiex Pharmaceuticals, Inc. et al.”. These actions seek to enjoin Forest’s proposed acquisition of Furiex and allege, among other things, that the members of the Furiex board of directors breached their fiduciary duties by agreeing to sell Furiex for inadequate consideration and pursuant to an inadequate process. These actions also allege that Forest aided and abetted these alleged breaches. Forest intends to continue to vigorously defend against these actions.

Forest remains a defendant in actions filed in various federal district courts in the United States alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on MDL ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption “In re Brand Name Prescription Drugs Antitrust Litigation.”

Forest and Forest Pharmaceuticals, Inc. have been named, in one capacity or another, as defendants, along with numerous other manufacturers of pharmaceutical products in various actions which allege that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of “average wholesale prices” (AWP) which did not correspond to actual provider costs of prescription drugs. Actions brought by nearly all of the counties of the State of New York (first action commenced 14 January 2003) and by the State of Iowa (commenced 9 October 2007) were pending in the U.S. District Court for the District of Massachusetts under the caption “In re Pharmaceutical Industry AWP Litigations” for coordinated treatment. In addition, various state court actions are, or were, pending in the States of Alabama (commenced 26 January 2005), Alaska (commenced 6 October 2006), Hawaii (commenced 27 April 2006), Idaho (commenced 8 June 2007), Illinois (commenced 7 February 2005), Mississippi (commenced 20 October 2005), Utah (commenced May 2008), Kansas (commenced 3 November 2008), Oklahoma (commenced 3 September 2010), and Louisiana (commenced 28 October 2010), as well as the Commonwealth of Kentucky (commenced 4 November 2004). Furthermore, state court actions pending in the State Court of New York were brought by three of the New York counties, Erie (commenced 8 March 2005), Schenectady (commenced 10 May 2006) and Oswego (commenced 11 May 2006). An additional action was filed by the State of Mississippi on behalf of the State and School Employees’ Life and Health Insurance Plan (commenced 27 July 2009). Forest was also recently named in a qui tam AWP action commenced by the former Attorney General of the State of Wisconsin (20 February 2012) which the State declined to join. Finally, Forest has received a Civil

Investigative Demand from the State of Texas regarding virtually identical issues to those raised in the various AWP lawsuits. The Demand involves only generic drugs distributed by Inwood Laboratories.

On 15 November 2013, the plaintiff in the Mississippi action moved for leave to file a Second Amended Complaint. On 26 March 2014, the Mississippi state court granted the plaintiff’s motion in part, but denied the plaintiff’s request to add generic drug products to its claims. A trial in the Mississippi action is scheduled in October 2014. A motion to dismiss the Utah action was granted, but the Utah Supreme Court, while upholding the lower court’s ruling regarding a statute of limitations issue, reversed that ruling and allowed the plaintiff to replead. The plaintiff filed another Amended Complaint, and the defendants filed a motion to dismiss. This motion to dismiss was denied in part. On 17 February 2014, the Wisconsin state court granted the defendants’ motion to dismiss the plaintiff’s Second Amended Complaint. On 14 April 2014, the plaintiff filed a motion for leave to file a Third Amended Complaint.

Forest has reached settlements in the Alabama, Alaska, Hawaii, Idaho, Iowa, Kansas, Kentucky, and Oklahoma actions, as well as all of the actions brought by the New York counties in federal and state court, as well as the action brought by the State of Mississippi on behalf of the State and School Employees’ Life and Health Insurance plan. Forest has also settled with the State of Texas before the commencement of a lawsuit. Forest’s settlement payments are not material to Forest’s financial condition or results of operations.

Forest remains a defendant in the Illinois, Louisiana, Mississippi, and Utah actions, as well as the Wisconsin qui tam action. Discovery is ongoing. Motions to dismiss the Illinois, Louisiana, and Mississippi actions were denied. The motion to dismiss the Utah action was granted, but the Utah Supreme Court, while upholding the lower court’s ruling regarding a statute of limitations issue, reversed that ruling and allowed the plaintiff to re-plead. The plaintiff filed another Amended Complaint, and the defendants have filed a motion to dismiss, which will be argued sometime in the next two months. The motion to dismiss the Wisconsin qui tam complaint is pending.

Forest received a subpoena dated 20 April 2011 from the Office of the U.S. Attorney for the District of Massachusetts. The subpoena requests documents relating to Benicar, Benicar HCT (collectively Benicar) and Azor, prescription medications approved for the treatment of hypertension. Forest co-marketed Benicar from 2002 to 2008 together with the drug’s originator Sankyo pursuant to co-promotion agreements. Forest is cooperating in responding to the subpoena.

Approximately six actions involve allegations that Benicar, co-promoted with Daiichi Sankyo between 2002 and 2008, caused certain gastrointestinal injuries. Under Forest’s co-promotion agreement, Daiichi Sankyo is defending Forest in these lawsuits.

Forest received a subpoena dated 6 May 2013 from the Office of the U.S. Attorney for the Southern District of New York. The subpoena requests documents relating to Tudorza Pressair. Forest is cooperating in responding to the subpoena.

Forest received a subpoena dated 5 August 2013 from the U.S. Department of Health and Human Services, Office of Inspector General. The subpoena primarily requests documents relating to the marketing of Bystolic, Savella, and Namenda, including with respect to speaker programmes for these products. Forest is cooperating in responding to the subpoena. In February 2014, the U.S. District Court for the Eastern District of Wisconsin unsealed a qui tam complaint with the caption “United States of America ex rel. Kurt Kroening et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.” This complaint, which was filed in April 2012, asserts claims under the False Claims Act and contains allegations regarding off-label promotion of Bystolic and Savella and “kickbacks” provided to physicians to induce prescriptions of Bystolic, Savella, and Viibyrd. In January 2014, the Eastern District of Wisconsin U.S. Attorney’s Office notified the court that it had not completed its investigation and therefore would not intervene in the action at that time (while reserving the right to intervene at a later date). Forest is continuing to cooperate with this investigation and to discuss these issues with the government. Forest intends to vigorously defend against the complaint.

In April 2014, the U.S. District Court for the District of Massachusetts unsealed a qui tam complaint with the caption “United States of America ex rel. Timothy Leysock v. Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc.” This complaint, which was filed in July 2012, asserts claims under the False Claims Act and contains allegations regarding off-label promotion of Namenda. An Amended Complaint was filed in October 2012 and a Second Amended Complaint was filed in April 2014. On April 16, 2014, the District of Massachusetts U.S. Attorney’s Office notified the court that it was declining to intervene in the action. Forest intends to vigorously defend against the complaint. At this time, Forest is unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

On 20 February 2014, Forest received a letter from the U.S. Federal Trade Commission (FTC) indicating that the FTC is conducting a nonpublic investigation into Forest’s agreements with the ANDA filers for Bystolic. On 2 May 2014, Forest received a Civil Investigative Demand from the FTC requesting documents regarding such agreements. Forest is cooperating in responding to the investigation.

On 28 February 2014 and 7 May 2014, Forest received Investigatory Subpoenas from the New York Attorney General’s Office primarily requesting (1) information regarding plans to discontinue the sale of Namenda tablets and (2) Forest’s agreements with the ANDA filers for Bystolic. Forest is cooperating in responding to the subpoenas.

Forest received a subpoena dated 26 January 2006 from the USAO for the District of Massachusetts requesting documents related to Forest’s commercial relationship with Omnicare, Inc. (Omnicare), a long-term care pharmacy provider, including but not limited to documents concerning Forest’s contracts with Omnicare, and rebates and other payments made by Forest to Omnicare. Forest understands that the subpoena was issued in connection with that office’s investigation of potential criminal violations of federal healthcare laws by Omnicare and potentially others. Forest is cooperating in this investigation.

Forest is currently defending approximately 195 product liability lawsuits. Thirteen of the lawsuits allege that Celexa or Lexapro caused or contributed to individuals committing or attempting suicide. Approximately one hundred and seventy-nine actions involve allegations that Celexa or Lexapro caused various birth defects. The majority of these actions have been consolidated in Cole County Circuit Court in Missouri. One action is set for trial in Cole County in September 2014. Approximately nineteen actions are pending in the U.S. District Court for the District of New Jersey. One action is pending in Orange County, California and is set for trial in January 2015.

A MDL was established for the majority of the suicidality-related litigation, with the federal court cases being transferred to Judge Rodney Sippel in the U.S. District Court for the Eastern District of Missouri. The MDL has concluded and the remaining twelve cases have been remanded to the federal district courts in which they were filed originally. Several trials involving completed suicides have been scheduled in those federal district courts in 2014 and 2015 and Forest expects more trial dates to be established.

The majority of the birth defect cases are consolidated for pretrial purposes in Cole County Circuit Court in Missouri. Two cases are set for trial in Cole County in May 2014 and September 2014. Nineteen cases are pending in the U.S. District Court for the District of New Jersey. One case is pending in Orange County, California and is set for trial in June 2014. Forest expects that the state court consolidation will ease the burden of defending these cases. Forest believes that the consolidated proceedings will promote the economical and efficient resolution of these lawsuits and provide Forest with a meaningful opportunity to vindicate Forest’s products. However, litigation is inherently subject to uncertainty and Forest cannot predict or determine the outcome of this litigation. Forest generally maintains $140 million of product liability coverage (annually, per “occurrence” on a claims-made basis, and in the aggregate).

In March 2012, Forest and Janssen, its licensor for Bystolic, brought actions for infringement of U.S. Patent No. 6,545,040 (the ‘040 patent) in the U.S. District Court for the District of Delaware and the U.S. District Court for the Northern District of Illinois against several companies who have notified them that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Bystolic before the ‘040 patent expires on 21 December 2021. These lawsuits triggered an automatic stay of approval of the applicable ANDAs until 17 June 2015 (unless a court issues an adverse decision sooner). Janssen is no longer a party to these lawsuits following Forest’s agreement to buy out Janssen’s interests in Bystolic. Forest has entered into settlement and licence agreements with all defendant groups under which these companies can launch their generic versions of Bystolic, three months before the ‘040 patent expires, including any extensions and/or paediatric exclusivity. The terms of the settlement agreements are subject to review by the FTC.

Forest has entered into settlement agreements with five of the seven defendant groups in such patent infringement litigation: Hetero Labs Ltd and Hetero USA, Inc. (October 2012); Torrent Pharmaceuticals Ltd and Torrent Pharma, Inc. (November 2012); Alkem Laboratories Ltd.; Indchemie Health Specialties Pvt. Ltd. (November 2012); and Glenmark Generics, Inc., USA, Glenmark Generics Ltd. and Glenmark Pharmaceuticals Ltd (December 2012) (collectively, the “Settling Defendants”). Under the terms of the settlement agreements, and subject to review of the settlement terms by the U.S. Federal Trade Commission, Forest will provide a licence to each of the Settling Defendants that will permit them to launch their respective generic versions of Bystolic as of the date that is the later of (a) three calendar months prior to the expiration of the ‘040 patent, including any extensions and/or pediatric exclusivities or (b) the date that each Settling Defendant receives final FDA approval of its ANDA, or earlier in certain circumstances. Forest also agreed to reimburse certain of the Settling Defendants’ legal costs in connection with the patent litigation, which were not material. These settlement agreements do not settle Forest’s patent infringement litigations against the other generic manufacturers that are also part of In re Nebivolol (‘040) Patent Litigation.

In October 2012, Forest Pharmaceuticals, Inc. was named as a defendant, along with The Peer Group, Inc. (TPG), in a putative class action brought by the St. Louis Heart Centre (SLHC) under the caption “St. Louis Heart Centre, Inc. v. Forest Pharmaceuticals, Inc. and The Peer Group, Inc.” The action is now pending in the U.S. District Court for the Eastern District of Missouri. On 17 May 2013, SLHC filed a Fourth Amended Complaint, alleging that Forest and TPG violated the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005, 47 U.S.C. § 227 (TCPA), on behalf of a proposed class that includes all persons who, from four years prior to the filing of the action, were sent telephone facsimile messages of material advertising the commercial availability of any property, goods, or services by or on behalf of defendants, which did not display an opt-out notice compliant with a certain regulation promulgated by the Federal Communications Commission (FCC). The Complaint seeks $500 for each alleged violation of the TCPA, treble damages if the Court finds the violations to be wilful, knowing or intentional, interest, and injunctive and other relief. On 21 May 2013, in Nack v. Walburg, a separate case in which FPI is not a party, the U.S. Court of Appeals for the Eighth Circuit ruled that the district court in that case lacked jurisdiction to determine the validity of this FCC regulation and that the defendant in that case could only challenge the validity of this regulation through an administrative petition submitted directly to the FCC, a decision that would then be appealable to the appropriate court of appeals. On 27 June 2013, FPI filed a Petition for Declaratory Ruling with the FCC requesting that the FCC find that (1) the faxes at issue in the action complied, or substantially complied with the FCC regulation, and thus did not violate it, or (2) the FCC regulation was not properly promulgated under the TCPA. On 17 July 2013, the district court granted Forest’s motion to stay the action pending the administrative proceeding initiated by Forest’s FCC Petition, including any appeal therefrom. Forest believes that there is no merit to SLHC’s claims and intends to vigorously defend this lawsuit. On 31 January 2014, the FCC released a Public Notice in response to several related petitions, including Forest’s. The comment and reply period for this Public Notice closed on 14 February and 21 February 2014, respectively. Forest intends to continue to vigorously defend against this action.

In September and October 2013, Forest and Royalty Pharma Collection Trust, its licensor for Savella, brought actions for infringement of U.S. Patent No. 6,602,911 (the ‘911 patent), U.S. Patent No. 7,888,342 (the ‘342 patent), and U.S. Patent No. 7,994,220 (the ‘220 patent) in the U.S. District Court for the District of Delaware against several companies who have notified them that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Savella before these patents expire. (The ‘342 patent expires in November 2021, the ‘911 patent expires in January 2023, and the ‘220 patent expires in September 2029.) These lawsuits triggered an automatic stay of approval of the applicable ANDAs until 14 July 2016 (unless a court issues a decision adverse to Forest and Royalty Pharma sooner). On 7 March 2014, Forest and Royalty voluntarily dismissed, without prejudice, all claims against Sandoz. On 20 March 2014, the district court consolidated all of the remaining pending actions for all purposes and issued a scheduling order setting a trial date in January 2016. On 12 May 2014, Forest and Royalty entered into a settlement agreement with First Time US Generics. Under the terms of the settlement agreement, and subject to review of the settlement terms by the U.S. Federal Trade Commission, Forest will provide a licence to First Time that will permit it to launch its generic version of Savella as of the date that is the later of (a) six (6) calendar months prior to the expiration date of the last to expire of the ‘911 patent, the ‘342 patent, and the ‘220 patent, including any extensions and/or paediatric exclusivities; or (b) the date that First Time obtains final FDA approval of its ANDA, or earlier in certain circumstances.

In November 2013, Forest entered into a settlement agreement with the last remaining defendant, Actavis, with respect to the patent infringement litigation Forest brought against Actavis’ ANDA submission seeking to market generic versions of Forest’s Bystolic tablets. Per the terms of this settlement agreement and subject to review of the settlement terms by the U.S. Federal Trade Commission, Forest will provide a licence to Actavis that will permit Actavis to launch its respective generic versions of Bystolic as of the date that is the later of (a) three calendar months prior to the expiration of the ‘040 patent, including any extensions and/or pediatric exclusivities or (b) the date that Actavis receives final FDA approval of its ANDA, or earlier in certain circumstances.

In January and April 2014, Forest and Merz Pharma and Adamas Pharmaceuticals, Forest’s licensors for Namenda XR, brought actions for infringement of some or all of U.S. Patent No. 5,061,703 (the ‘703 patent), U.S. Patent No. 8,168,209 (the ‘209 patent), U.S. Patent No. 8,173,708 (the ‘708 patent), U.S. Patent No. 8,283,379 (the ‘379 patent), U.S. Patent No. 8,329,752 (the ‘752 patent), U.S. Patent No. 8,362,085 (the ‘085 patent), and U.S. Patent No. 8,598,233 (the ‘233 patent) in the U.S. District Court for the District of Delaware against Wockhardt, Teva, Sun, Apotex, Anchen, Zydus, Watson, Par, Mylan,

Amneal, Amerigen, and related subsidiaries and affiliates thereof. These companies have notified Forest that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Namenda XR before these certain patents expire. (The ‘703 patent expires in April 2015, the ‘009 patent expires in March 2029, and the ‘209, ‘708, ‘379, ‘752, ‘085, and ‘233 patents expire in November 2025.) These lawsuits triggered an automatic stay of approval of the applicable ANDAs that expires no earlier than June 2016 (unless a court issues a decision adverse to Forest, Merz, and Adamas sooner).

In July 2013, Forest’s subsidiaries Aptalis Pharma US, Inc. and Aptalis Pharma Canada Inc. brought actions for infringement of U.S. Patent No. 8,217,083 (the ‘083 patent) and U.S. Patent No. 8,436,051 (the ‘051 patent) in the U.S. District Court for the District of New Jersey against Mylan and Sandoz. These companies have notified Aptalis that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Canasa before these patents expire. Amended complaints were filed against these companies in November 2013 adding claims for infringement of U.S. Patent No. 7,854,384 (the ‘384 patent). The ‘083, ‘051, and ‘384 patents expire in June 2028. A claim construction hearing is scheduled for June 11, 2014. No trial date has been set.

As at the date of this Prospectus, save for the proceedings mentioned in this paragraph 14, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Forest is aware) during a period covering the previous 12 months which may have, or have had in the recent past, significant effects on Forest’s financial position or profitability.

15.	SIGNIFICANT CHANGE

On 17 February 2014, Actavis entered into the Merger Agreement with Forest, pursuant to which Actavis will acquire Forest in a series of merger transactions.

Each share of Forest’s Common Stock issued and outstanding immediately prior to the Merger will be converted into the right to receive, at the election of the holder of such shares of Forest Common Stock, (i) the Standard Election Consideration (ii) the Cash Election Consideration or (iii) the Stock Election Consideration. The Cash Election Consideration and Stock Election Consideration will be subject to proration to ensure that the total amount of cash paid and the total number of Actavis Ordinary Shares issued to Forest stockholders as a whole are equal to the total amount of cash and number of Actavis Ordinary Shares that would have been paid and issued if all Forest stockholders received the Standard Election Consideration.

One or more subsidiaries of Actavis plans to fund the Forest Acquisition through a combination of available cash on hand and third party debt financing consisting of unsecured cash bridge loans in an original aggregate principal amount of up to $3.0 billion, senior unsecured term loans in an aggregate principal amount of $2.0 billion and the issuance of up to $2.0 billion in aggregate principal amount of senior notes.

The acquisition is subject to customary conditions, including review and approval by the FTC under the provisions of the HSR Act. Pending approval by the FTC, Actavis anticipates closing the transaction in the middle of the year ending 31 December 2014.

On 27 April 2014, Forest entered into the Furiex Merger Agreement with Furiex and Royal. Subject to the terms and conditions set out in the Furiex Merger Agreement, Royal will merge with and into Furiex, with Furiex surviving as a wholly-owned subsidiary of Forest. Forest and Royal have obtained the consent of Actavis pursuant to the Merger Agreement.

Forest has entered into a definitive agreement to acquire Furiex, for $95 per share, or approximately $1.1 billion in cash, and up to $30 per share (approximately $360 million in aggregate) in a contingent value right that may be payable based on the status of eluxadoline, Furiex’s lead product, as a controlled drug following approval. The acquisition is subject to receipt of customary regulatory approvals and approval by Furiex shareholders.

16.	ASSETS

Location	Type of facility	Approximate square footage
Owned properties
U.S.:
Commack, NY	Administration and R&D (2 offices)	123,000
Commack, NY	Administration, Sales Training, & Warehouse	353,000
Hauppauge, NY	Warehousing, Administration and Clinical Packaging	107,000
Hauppauge, NY	R&D	28,000
Cincinnati, OH	Packaging, Warehousing and Administration	144,000
Cincinnati, OH	Manufacturing, Warehousing and Administration (2 offices)	189,000
St. Louis, MO	Manufacturing, Warehousing, Distribution and Administration	491,000
St. Louis, MO	Administration and Data Centre	40,000
Vandalia, OH	Manufacturing	114,000
Ireland:
Clonshaugh, Dublin	Manufacturing and Distribution	220,000
Baldoyle, Dublin	Manufacturing and Distribution	33,000
Canada:
Mont-Saint-Hilaire, Quebec	Manufacturing and warehousing, other ancillary	107,000
Italy:
Milan	Administration, research, production and warehousing	151,000
Milan	Administration, research, production and warehousing	61,000
France:
Houdan	Manufacturing	606,837
Leased properties
U.S.:
Corporate Headquarters New York, NY	Administration	169,000
Jersey City, NJ	Administration	216,000
Commack, NY	Information Technology	57,000
Farmingdale, NY	Laboratory testing	44,000
Hauppauge, NY	Hotel facility for housing of sales reps during sales training and lease of welcome centre	12,000
Oakland, CA	Administration	38,000
Emeryville, CA	Microbiology lab	3,000
Various U.S. states	7 Sales Administration offices	23,000
Vandalia, OH	Administration	5,000
Birmingham, AL	Administration	18,233
Bridgewater, NJ	Administration	64,550
Europe:
Dartford Crossing, London	Administration	8,000
Paris	Office	12,002
Various countries	Administration (6 offices)	3,000
Canada:
Toronto, Canada	Administration	9,242

Part XIII

OTHER ADDITIONAL INFORMATION

1.	RESPONSIBILITY

Actavis and the Actavis directors, whose names are set out in Part III (Actavis Directors, Secretary and Advisers) of this Prospectus, accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of Actavis and the Actavis directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Irish firm of PricewaterhouseCoopers is responsible for its report set out in Part XIV (Pro Forma Financial Information) of this Prospectus, and declares that it has taken all reasonable care to ensure that the information contained in its reports is, to the best of its knowledge and belief, in accordance with the facts and contains no omission likely to affect its import.

Within this Prospectus, where information has been sourced from Forest, Actavis confirms that this information has been accurately reproduced and, so far as Actavis is aware and has been able to ascertain from information published by Forest, no facts have been omitted which would render the reproduced information inaccurate or misleading.

2.	EXPERTS

PricewaterhouseCoopers

The Irish firm of PricewaterhouseCoopers (having its registered address at One Spencer Dock, North Wall Quay, Dublin 1, Ireland), which is a member of the Institute of Chartered Accountants of Ireland, has given and has not withdrawn its written consent to the issue of this Prospectus with the inclusion herein of its report set out in Part XIV (Pro Forma Financial Information) of this Prospectus and references to its name in the form and context in which they appear. The reports by the Irish firm of PricewaterhouseCoopers referred to in this Prospectus have been produced by the Irish firm of PricewaterhouseCoopers at the request of the Actavis directors. The Irish firm of PricewaterhouseCoopers has no material interest in Actavis or Forest.

3.	TAX

U.S. Federal Income Tax Considerations

The following discussion summarises the material U.S. federal income tax consequences of the Mergers to U.S. holders and non-U.S. holders (each as defined below) of Forest Common Stock and of the ownership and disposition of Actavis Ordinary Shares received by such holders upon the consummation of the Mergers. The discussion set forth below with respect to U.S. holders is applicable only to U.S. holders (i) who are residents of the United States for purposes of the current income tax treaty between Ireland and the United States, which is referred to in this Prospectus as the “Tax Treaty”, (ii) whose Forest Common Stock or Actavis Ordinary Shares are not, for purposes of the Tax Treaty, attributable to such U.S. holder’s permanent establishment in Ireland and (iii) who otherwise qualify for the full benefits of the Tax Treaty. The discussion is based on and subject to the Code, the Treasury regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion assumes that Forest stockholders hold their Forest Common Stock, and will hold their Actavis Ordinary Shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular Forest stockholders in light of their personal circumstances, including any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or to stockholders subject to special treatment under the Code, including:

•	banks, thrifts, mutual funds and other financial institutions;

•	regulated investment companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	broker-dealers;

•	tax-exempt organisations and pension funds;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•

except to the extent specifically set forth below, Forest stockholders who, at any time within the five year period ending on the date of the Mergers, have owned, actually or constructively, 5% or more of the Forest Common Stock;

•	non-U.S. holders of Actavis Ordinary Shares who, immediately after the Mergers, own, actually or constructively, at least 5% of the Actavis Ordinary Shares;

•	“PFICs” or “controlled foreign corporations;”

•	persons liable for the alternative minimum tax;

•	holders who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	U.S. holders who will own at least 5% of Actavis by vote or value immediately after the Mergers and do not enter into a “gain recognition agreement;”

•	partnerships or other pass-through entities; and

•	holders who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

The discussion does not address any non-income tax considerations or any foreign, state or local tax consequences. For purposes of this discussion, a U.S. holder means a beneficial owner of Forest Common Stock, or of Actavis Ordinary Shares after the Mergers, who is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organised in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a non-U.S. holder means a beneficial owner of Forest Common Stock, or of Actavis Ordinary Shares after the Mergers, that is neither a U.S. holder nor a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

This discussion does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Mergers. Each Forest stockholder should consult with its tax advisor with respect to the particular tax consequences of the Mergers to such stockholder.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Forest Common Stock or Actavis Ordinary Shares after the Mergers, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the Mergers and the ownership and disposition of Actavis Ordinary Shares.

FOREST STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGERS AND OF THE OWNERSHIP AND DISPOSITION OF ACTAVIS ORDINARY SHARES AFTER THE MERGERS TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, AND OTHER TAX LAWS AND ANY APPLICABLE INFORMATION REPORTING OBLIGATIONS.

U.S. Federal Income Tax Consequences of the Mergers

Tax Consequences to Actavis

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilise certain U.S. tax attributes, such as net operating losses, to offset U.S. taxable income resulting from certain transactions. These limitations generally apply if, after the acquisition:

•

at least 60% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former stockholders of the acquired U.S. corporation by reason of holding stock of such U.S. corporation; and

•

the “expanded affiliated group” which includes the acquiring foreign corporation does not have substantial business activities in the country in which the acquiring foreign corporation is created or organised.

If these requirements are met, Section 7874 would generally impose a minimum level of tax on any “inversion gain” of the U.S. corporation and related U.S. persons (within the meaning of Section 7874) after the acquisition. Generally, inversion gain is defined as (i) the income or gain recognised by reason of the transfer of property to a foreign related person during the 10-year period following the Mergers, and (ii) any income received or accrued during such period by reason of a licence of any property by the U.S. corporation and related U.S. persons to a foreign related person. In general, the effect of this provision is to deny the use of net operating losses, foreign tax credits or other tax attributes to offset the inversion gain.

Although Section 7874 is not expected to apply to the Mergers because the former Forest stockholders are not expected to hold more than 60% of the Actavis Ordinary Shares (by vote or value) by reason of holding Forest Common Stock, Actavis believes that the ability of the Actavis Group to utilise certain tax attributes to offset its inversion gain, if any, is already limited as a result of the Warner Chilcott Acquisition. In the Warner Chilcott Acquisition, the Actavis, Inc. shareholders received more than 60% (but less than 80%) of the vote and value of the Actavis Ordinary Shares by reason of holding shares in Actavis, Inc., and, based on the limited guidance available, Actavis does not believe that the substantial business activities test was satisfied at the time of the Warner Chilcott Acquisition. Accordingly, Actavis believes that this limitation applies to Actavis and its U.S. affiliates following the Warner Chilcott Acquisition and, as a result, Actavis currently does not expect that it or its U.S. affiliates (including Forest and its U.S. affiliates after the Mergers) will be able to utilise certain U.S. tax attributes of Forest and its U.S. affiliates to offset their U.S. taxable income, if any, resulting from certain specified taxable transactions.

Section 7874 also provides that if, following an acquisition of a U.S. corporation by a foreign corporation, at least 80% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former stockholders of the U.S. corporation by reason of holding stock of such U.S. corporation and the “expanded affiliated group” which includes the acquiring foreign corporation does not have substantial business activities in the country in which the acquiring foreign corporation is created or organised, then the foreign corporation would be treated as a U.S. corporation for U.S. federal tax purposes even though it is a corporation created and organised outside the United States. Although the Forest stockholders are expected to receive less than 80% (by both vote and value) of the shares in Actavis by reason of their ownership of Forest Common Stock, Actavis would nevertheless be treated as a U.S. corporation for U.S. federal tax purposes under Section 7874 following the Mergers if the Mergers were integrated with the Warner Chilcott Acquisition.

For purposes of Section 7874, multiple acquisitions of U.S. corporations by a foreign corporation, if treated as part of a plan or series of related transactions, may be treated as a single acquisition. If multiple acquisitions of U.S. corporations are treated as a single acquisition, all shareholders of the acquired U.S. corporations would be aggregated for purposes of the test set forth above concerning such shareholders holding at least 80% (by either vote or value) of the shares of the foreign acquiring corporation after the acquisitions by reason of holding shares in the acquired U.S. corporations.

Actavis believes that, in the Warner Chilcott Acquisition, the Actavis, Inc. shareholders received less than 80% (by both vote and value) of the shares of Actavis and consequently that the test set forth above to treat Actavis as a foreign corporation was satisfied. However, the law and Treasury regulations promulgated under Section 7874 are relatively new and somewhat unclear, and the IRS may not agree that the ownership requirements to treat Actavis as a foreign corporation were met in the Warner Chilcott Acquisition. Moreover, even if the ownership requirements were met in the Warner Chilcott Acquisition, the IRS may assert that, even though the Mergers are separate transactions from the Warner Chilcott Acquisition, the Mergers should be integrated with the Warner Chilcott Acquisition. In the event the IRS were to prevail with such assertion, Actavis would be treated as a U.S. corporation for U.S. federal tax purposes. Actavis has received opinions from Latham & Watkins LLP and PricewaterhouseCoopers LLP to the effect that Actavis should not be treated as a domestic corporation for U.S. federal income tax purposes as a result of the Mergers, but Actavis cannot assure that the IRS will agree with this position and/or would not successfully challenge Actavis’ status as a foreign corporation. If such a challenge by the IRS were successful, significant adverse tax consequences would result for Actavis.

Tax Consequences to U.S. Holders

It is intended that, for U.S. federal income tax purposes, the Mergers, taken together, shall (1) qualify as a reorganisation within the meaning of Section 368(a) of the Code and (2) not result in gain being recognised by persons who are U.S. holders of Forest Common Stock immediately prior to the Effective Time of the Mergers under Section 367(a) of the Code (other than any such U.S. holder that would be a “5% transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Actavis following the Mergers that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), and the parties intend to report the Mergers in a manner consistent with the Intended Tax Treatment for U.S. federal income tax purposes. However, the closing of the Mergers is not conditioned upon the receipt of an opinion of counsel that the Mergers will qualify for the Intended Tax Treatment. In addition, none of Actavis, Forest, Tango U.S. Holdings, or the Merger Subs intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Mergers. Consequently, no assurance can be given that the IRS will not challenge the conclusions described below or that a court would not sustain such a challenge.

Additionally, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that where a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise qualify as a reorganisation within the meaning of Section 368(a) of the Code, the U.S. shareholder is required to recognise gain, but not loss, realised on such exchange unless certain requirements are met.

Whether certain of such requirements are met will depend on facts existing at the effective time of the Mergers, and the closing of the Mergers is not conditioned upon the receipt of an opinion of counsel that the Mergers will qualify for the Intended Tax Treatment. In addition, no assurance can be given that the IRS will not challenge that the relevant requirements under Section 367(a) of the Code and the Treasury Regulations promulgated thereunder have been met with respect to the Mergers or that a court would not sustain such a challenge. If at the effective time of the Mergers any requirement for Section 367(a) not to impose gain on U.S. holders is not satisfied or any requirement of Section 368 is not met, then a U.S. holder of Forest Common Stock would recognise gain (but may not be able to recognise loss) in an amount equal to the excess, if any, of the fair market value as of the Closing Date of the Mergers of Actavis Ordinary Shares and the amount of cash received in the Mergers over such holder’s tax basis in the Forest Common Stock surrendered by the holder in the Mergers. Any gain so recognised would generally be long-term capital gain if the U.S. holder has held the Forest Common Stock for more than one year at the effective time of the Mergers.

Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s holding period in the Actavis Ordinary Shares received in the Mergers, if any, would not include the holding period for the block of Forest Common Stock surrendered in exchange therefor.

The remainder of this discussion assumes that the Mergers will qualify for the Intended Tax Treatment. In the event the Mergers so qualify, the U.S. federal income tax consequences of the Mergers to a U.S. holder of Forest Common Stock will depend on whether such U.S. holder receives cash, Actavis Ordinary Shares or a combination thereof in exchange for such U.S. holder’s Forest Common Stock in the Mergers, and these tax consequences are described in more detail below under the headings “—Exchange of Forest Common Stock Solely for Actavis Ordinary Shares,” “—Exchange of Forest Common Stock Solely for Cash,” and “—Exchange of Forest Common Stock for a Combination of Actavis Ordinary Shares and Cash”. At the time a U.S. holder of Forest Common Stock makes a cash or Stock Election pursuant to the terms of the Merger Agreement, the holder will not know whether, and to what extent, the proration rules of the Merger Agreement may alter the mix of consideration to be received. These proration rules are necessary because the aggregate amount of cash to be paid by Actavis pursuant to the Merger Agreement may not exceed approximately $7,096 million. As a result, the federal income tax consequences to a U.S. holder of Forest Common Stock will not be ascertainable with certainty until the precise amount of cash and Actavis Ordinary Shares that will be received by such U.S. holder pursuant to the Mergers has been determined.

For a U.S. holder that acquired different blocks of Forest Common Stock at different times and at different prices, realised gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the Mergers, and a loss realised (but not recognised) on the exchange of one block of Forest Common Stock cannot be used to offset a gain realised on the exchange of another block of Forest Common Stock.

If a U.S. holder has differing bases or holding periods in respect of Forest Common Stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to determining the amount of any gain recognised and identifying the bases or holding periods of the particular Actavis Ordinary Shares received in the Mergers.

IN THE EVENT THE MERGERS QUALIFY FOR THE INTENDED TAX TREATMENT, A U.S. HOLDER OF FOREST COMMON STOCK WHO WILL OWN, ACTUALLY OR CONSTRUCTIVELY, AT LEAST 5% OF ACTAVIS BY VOTE OR VALUE IMMEDIATELY AFTER THE MERGERS CAN QUALIFY FOR NON-RECOGNITION TREATMENT AS DESCRIBED HEREIN ONLY IF THE STOCKHOLDER FILES A “GAIN RECOGNITION AGREEMENT” WITH THE IRS. ANY SUCH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER TAX ADVISOR REGARDING THE DECISION TO FILE A “GAIN RECOGNITION AGREEMENT” AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION WITH SUCH FILING.

Exchange of Forest Common Stock Solely for Actavis Ordinary Shares

If, pursuant to the Mergers, a U.S. holder of Forest Common Stock exchanges all of its stock solely for Actavis Ordinary Shares, such U.S. holder will not recognise any gain or loss except in respect of cash received in lieu of a fractional Actavis Ordinary Share (as discussed below). The U.S. holder’s aggregate adjusted tax basis in the Actavis Ordinary Shares received in the Mergers (including fractional shares deemed received and redeemed as described below) will be equal to the U.S. holder’s aggregate adjusted tax basis in its Forest Common Stock surrendered in exchange for the Actavis Ordinary Shares, and the U.S. holder’s holding period for the Actavis Ordinary Shares received in the Mergers (including fractional shares deemed received and redeemed as described below) will include the period during which the Forest Common Stock was held.

Exchange of Forest Common Stock Solely for Cash

If a U.S. holder receives solely cash in exchange for all of such U.S. holder’s Forest Common Stock pursuant to the Mergers, such U.S. holder generally will recognise gain or loss equal to the difference between the amount of cash received and the aggregate tax basis in the Forest Common Stock surrendered. Gain or loss must be calculated separately for each block of Forest Common Stock if blocks of Forest Common Stock were acquired at different times or for different prices. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for Forest Common Stock surrendered exceeds one year at the effective time of the Mergers. Although the law in this area is unclear, if a U.S. holder actually or constructively owns Actavis Ordinary Shares immediately after the Mergers, it is possible that the cash received by such U.S. holder pursuant to the Mergers may be treated as a dividend under the tests set forth in Section 302 of the Code. U.S. holders receiving solely cash in the Mergers that actually or constructively own Actavis Ordinary Shares immediately after the Mergers should consult their own tax advisors regarding the potential application of these rules to them in light of their particular circumstances.

Exchange of Forest Common Stock for a Combination of Actavis Ordinary Shares and Cash

If a U.S. holder exchanges all of such U.S. holder’s Forest Common Stock for a combination of Actavis Ordinary Shares and cash (excluding any cash received in lieu of a fractional Actavis Ordinary Share) pursuant to the Mergers, such U.S. holder generally will recognise gain (but not loss) in an amount equal to the lesser of (i) such U.S. holder’s gain realised on the exchange of Forest Common Stock for Actavis Ordinary Shares and cash pursuant to the Mergers (i.e., the excess, if any, of the sum of the amount of cash and the fair market value of the Actavis Ordinary Shares received over such U.S. holder’s adjusted tax basis in its Forest Common Stock surrendered in exchange therefor) and (ii) the amount of cash received pursuant to the Mergers. Any recognised gain generally will be long-term capital gain if the U.S. holder’s holding period for the Forest Common Stock surrendered exceeds one year at the effective time of the Mergers (except for gain treated as a dividend, as discussed below under “—Potential Dividend Treatment”.

A U.S. holder’s aggregate tax basis in its Actavis Ordinary Shares received pursuant to the Mergers (including the basis allocable to any fractional Actavis Ordinary Share in lieu of which cash is received) will be equal to the holder’s aggregate tax basis in the Forest Common Stock surrendered pursuant to the Mergers, decreased by the amount of cash received (excluding any cash received in lieu of a fractional Actavis Ordinary Share) and increased by the amount of gain, if any, recognised by such U.S. holder on the exchange or any amount treated as a dividend to such U.S. holder, as described below (but excluding any gain resulting from the deemed receipt and redemption of fractional shares). A U.S. holder’s holding period for Actavis Ordinary Shares received pursuant to the Mergers will include the holding period for the block of Forest Common Stock surrendered in exchange therefor.

Potential Dividend Treatment

If a U.S. holder receives a combination of Actavis Ordinary Shares and cash pursuant to the Mergers, the gain recognised may be treated as a dividend for U.S. federal income tax purposes if the exchange has the effect of the distribution of a dividend. For purposes of this determination, the U.S. holder generally will be treated as if it first exchanged all of its Forest Common Stock solely for Actavis Ordinary Shares and then Actavis immediately redeemed a portion of the Actavis Ordinary Shares in exchange for the cash the U.S. holder actually received. If the receipt of cash in such deemed redemption would be treated as a distribution to the U.S. holder with respect to Actavis Ordinary Shares under the tests set forth in Section 302 of the Code, the gain recognised pursuant to the Mergers by such U.S. holder would be treated as dividend income to the extent of such U.S. holder’s rateable share of the accumulated earnings and profits of Forest as calculated for U.S. federal income tax purposes. These rules are complex and because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash in Lieu of Fractional Actavis Ordinary Shares

A U.S. holder that receives cash in lieu of a fractional Actavis Ordinary Share generally will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognised based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate adjusted tax basis in the Forest Common Stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for its Forest Common Stock exceeds one year at the effective time of the Mergers.

Tax Consequences to Non-U.S. Holders

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognised in the Mergers unless:

•

the recognised gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	the non-U.S. holder is a non-resident alien individual present in the U.S. for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

Unless an applicable treaty provides otherwise, the recognised gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person (see “—U.S. Federal Income Tax Consequences of the Mergers—U.S. Holders” above). A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Recognised gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Ownership and Disposition of Actavis Ordinary Shares

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of Actavis Ordinary Shares to Forest stockholders who receive such Actavis Ordinary Shares pursuant to the Mergers and assumes that Actavis will be treated as a foreign corporation for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

Taxation of Dividends

The gross amount of cash distributions on Actavis Ordinary Shares (including any withheld Irish taxes) will be taxable as dividends to the extent paid out of Actavis’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld Irish taxes) will be includable in the gross income of a U.S. holder as ordinary income on the day actually or constructively received by such holder. Distributions on Actavis Ordinary Shares (including any withheld Irish taxes) that are treated as dividends for U.S. federal income tax purposes will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. holders (including individuals), subject to the following discussion of special rules applicable to PFICs, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Tax Treaty meets these requirements. In addition, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Actavis Ordinary Shares, which are currently listed on NYSE, are considered readily tradable on an established securities market in the United States. There can be no assurance that the Actavis Ordinary Shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Actavis’ status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

Subject to certain conditions and limitations, Irish withholding taxes, if any, on dividends paid on Actavis Ordinary Shares may be credited against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on Actavis Ordinary Shares will, subject to the discussion below regarding foreign corporations that are at least 50% owned by U.S. persons, be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. holder:

•	has held Actavis Ordinary Shares for less than a specified minimum period during which the U.S. holder is not protected from risk of loss; or

•	is obligated to make payments related to the dividends,

the U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Actavis Ordinary Shares. The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under the holder’s particular circumstances and the requirements for claiming such credit.

To the extent that the amount of any distribution exceeds Actavis’ current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. holder’s Actavis Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. holder’s tax basis, the excess will be taxed as capital gain recognised on a sale or exchange as described below under “—Sale, Exchange or Other Taxable Disposition”.

Distributions of Actavis Ordinary Shares or rights to subscribe for Actavis Ordinary Shares that are received as part of a pro rata distribution to all Actavis Shareholders generally will not be subject to U.S. federal income tax. Consequently, such distributions generally will not give rise to foreign source income, and U.S. holders will not be able to claim a foreign tax credit for any Irish withholding tax imposed on such distributions, unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources.

It is possible that Actavis is, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by Actavis as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. holder’s ability to claim a foreign tax credit for any Irish withholding taxes payable in respect of the dividends. The Code permits a U.S. holder entitled to benefits under the Tax Treaty to elect to treat any dividends from such a corporation as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. holder’s foreign tax credit. U.S. holders should consult their own tax advisors about the desirability of making, and the method of making, such an election.

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by Actavis, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. holder should not recognise any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date such U.S. holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

Sale, Exchange or Other Taxable Disposition

For U.S. federal income tax purposes, subject to the following discussion of special rules applicable to PFICs, a U.S. holder will recognise taxable gain or loss on any sale, exchange or other taxable disposition of an Actavis Ordinary Share in an amount equal to the difference between the amount realised for the share and such U.S. holder’s tax basis in the share. For U.S. holders of Forest Common Stock that received Actavis Ordinary Shares in the Mergers, such holder’s tax basis in its Actavis Ordinary Shares will depend on whether the Mergers qualify for the Intended Tax Treatment and, if so, the mix of consideration received in exchange for Forest Common Stock in the Mergers as described above under “—U.S. Federal Income Tax Consequences of the Mergers—U.S. Holders—Exchange of Forest Common Stock Solely for Actavis Ordinary Shares,” and “—U.S. Federal Income Tax Consequences of the Mergers—U.S. Holders—Exchange of Forest Common Stock for a Combination of Actavis Ordinary Shares and Cash”. The gain or loss recognised by a U.S. holder on the sale, exchange or other taxable disposition of Actavis Ordinary Shares will generally be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) currently are eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if such holder has held the relevant property for more than one year as of the date of the sale, exchange or other taxable disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognised by a U.S. holder on the sale or exchange of Actavis Ordinary Shares will generally be treated as U.S. source gain or loss.

PFIC Considerations

A PFIC is any foreign corporation if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (b) at least 50% of the average value of its assets produce “passive income” or are held for the production of “passive income.” Actavis believes that the Actavis Ordinary Shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. With certain exceptions, the Actavis Ordinary Shares would be treated as stock in a PFIC if Actavis were a PFIC at any time during a U.S. holder’s holding period in such U.S. holder’s Actavis Ordinary Shares.

There can be no assurance that Actavis will not be treated as a PFIC during a U.S. holder’s holding period. If Actavis were to be treated as a PFIC, then, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Actavis Ordinary Shares, gain realised on any sale or exchange of the Actavis Ordinary Shares and certain distributions with respect to Actavis Ordinary Shares could be subject to additional U.S. federal income taxes, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, dividends that a U.S. holder receives from Actavis with respect to Actavis Ordinary Shares would not be eligible for the special tax rates applicable to qualified dividend income if Actavis is treated as a PFIC with respect to such U.S. holder either in the taxable year of the distribution or the preceding taxable year, but instead would be subject to U.S. federal income tax rates applicable to ordinary income.

Tax Consequences to Non-U.S. Holders

In general, a non-U.S. holder of Actavis Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding”, U.S. federal withholding tax on any dividends received on Actavis Ordinary Shares or any gain recognised on a sale or other disposition of Actavis Ordinary Shares (including any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Actavis Ordinary Shares) unless:

•

the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•

in the case of gain only, the non-U.S. holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A non-U.S. holder that is a corporation may also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on the repatriation from the United States of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to cash consideration received by U.S. holders of Forest Common Stock in the Mergers (including cash in lieu of fractional Actavis Ordinary Shares received by such U.S. holders), dividends received by U.S. holders of Actavis Ordinary Shares and the proceeds received on the disposition of Actavis Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to Actavis Ordinary Shares, subject to certain exceptions (including an exception for Actavis Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Actavis Ordinary Shares. Such U.S. holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Actavis Ordinary Shares.

Information returns may be filed with the IRS in connection with, and a non-U.S. holder may be subject to backup withholding on, cash consideration received in the Mergers (including cash received in lieu of fractional Actavis Ordinary Shares received in the Mergers), unless the non-U.S. holder furnishes to the paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption. Dividends paid with respect to Actavis Ordinary Shares and proceeds from the sale or other disposition of Actavis Ordinary Shares received in the United States by a non-U.S. holder or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit on a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts

Withholding taxes may be imposed under the FATCA on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, Actavis Ordinary Shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and subsequent guidance, withholding under FATCA may, under certain circumstances, apply to payments of dividends on Actavis Ordinary Shares made on or after 1 July 2014 and to payments of gross proceeds from the sale or other disposition of Actavis Ordinary Shares on or after 1 January 2017. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Actavis Ordinary Shares.

Irish Tax Considerations

Scope of Discussion

The following is a summary of the material Irish tax consequences of the Mergers to certain beneficial owners of Forest Common Stock and the ownership and disposal of Actavis Ordinary Shares received by such holders upon the consummation of the First Merger. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the stockholders or shareholders. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this Prospectus and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.

The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and stockholders or shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the transaction and of the acquisition, ownership and disposal of Actavis Ordinary Shares. The summary applies only to stockholders or shareholders who hold their shares of Forest Common Stock, and will own Actavis Ordinary Shares, as capital assets and does not apply to other categories of stockholders or shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and stockholders or shareholders who acquired their shares of Forest Common Stock or who have, or who are deemed to have, acquired their Actavis Ordinary Shares by virtue of an Irish office or employment (performed or carried on in Ireland).

Irish Tax on Chargeable Gains

Non-resident stockholders or shareholders

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%. Forest stockholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares of Forest Common Stock in connection with a trade carried on by such stockholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the cancellation of their shares of Forest Common Stock, or on the receipt of Actavis Ordinary Shares and/or cash pursuant to the First Merger.

Any subsequent disposal of Actavis Ordinary Shares will not be within the charge to Irish tax on chargeable gains provided the holder of such shares is not resident or ordinarily resident in Ireland for Irish tax purposes and does not hold his or her shares in connection with a trade carried on by such shareholder through an Irish branch or agency.

Irish resident stockholders or shareholders

Forest stockholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or Forest stockholders that hold their shares of Forest Common Stock in connection with a trade carried on by such persons through an Irish branch or agency, will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish tax on chargeable gains arising on the cancellation of their shares of Forest Common Stock pursuant to the First Merger.

The receipt by such a Forest stockholder of cash only pursuant to a Cash Election will be treated as a disposal of his or her shares of Forest Common Stock for the purposes of Irish CGT, and such holder may, subject to the availability of any exemptions and reliefs, realise a chargeable gain (or allowable loss) equal to the difference between (i) the cash received as consideration in the transaction and (ii) the holder’s base cost in the shares of Forest Common Stock surrendered.

On the basis that the First Merger is treated as a ‘scheme of reconstruction or amalgamation’ for Irish CGT purposes, being a scheme for the amalgamation of any two or more companies, is effected for bona fide commercial reasons and does not form part of any arrangement or scheme of which the main purpose or one of the main purposes is the avoidance of liability to tax and subject to certain other conditions so that the provisions of Section 587 of the Taxes Consolidation Act 1997 of Ireland, as amended, apply, the following treatment should apply:

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The receipt by such a Forest stockholder of Actavis Ordinary Shares and cash (including any cash received in lieu of a fractional Actavis Ordinary Share) will be treated as a part disposal of his or her shares of Forest Common Stock for Irish CGT purposes in respect of the cash consideration received. This may, subject to the availability of any exemptions and reliefs, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT in respect of the cash received.

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The Actavis Ordinary Shares received should be treated as the same asset as the cancelled shares of Forest Common Stock and as acquired at the same time and for the same consideration as those cancelled shares of Forest Common Stock as adjusted for the part of the consideration attributable to the part disposal in respect of the receipt of cash.

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If such a Forest stockholder makes a Stock Election and receives only Actavis Ordinary Shares on the cancellation of his or her shares of Forest Common Stock, the cancellation and receipt should not be treated as a disposal of shares of Forest Common Stock for Irish CGT purposes but instead the Actavis Ordinary Shares received should be treated as the same asset as those cancelled shares of Forest Common Stock and as acquired at the same time and for the same consideration as those cancelled shares of Forest Common Stock.

A subsequent disposal of Actavis Ordinary Shares by a shareholder who is resident or ordinarily resident in Ireland for Irish tax purposes or who holds his or her shares in connection with a trade carried on by such person through an Irish branch or agency will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish CGT.

On the basis of the treatment described above on the receipt of Actavis Ordinary Shares in exchange for shares of Forest Common Stock, a former Forest stockholder’s base cost in the Actavis Ordinary Shares received for Irish CGT purposes will be the consideration paid by such shareholder for the shares of Forest Common Stock when they were first acquired by that shareholder as adjusted, if applicable, for the part of the consideration attributable to the part disposal on the receipt of cash. Consequently, any chargeable gain (or allowable loss) on a subsequent disposal or part disposal of the Actavis Ordinary Shares should be calculated by reference to this allocated base cost. Specific tax rules apply to the calculation of this allocated base cost.

A shareholder of Actavis who is an individual and who is temporarily not resident in Ireland may, under Irish anti-avoidance legislation, still be liable to Irish tax on any chargeable gain realised upon a subsequent disposal of the Actavis Ordinary Shares during the period in which such individual is a non-resident.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee.

No stamp duty will be payable on the cancellation of the Forest Common Stock or the issue of Actavis Ordinary Shares pursuant to the First Merger. Irish stamp duty may, depending on the manner in which the shares in Actavis are held, be payable in respect of transfers of Actavis Ordinary Shares.

Shares Held Through DTC

A transfer of Actavis Ordinary Shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. On the basis that most ordinary shares in Actavis are held through DTC, most transfers of ordinary shares will be exempt from Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Actavis Ordinary Shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty, provided that:

•	there is no change in the ultimate beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a subsequent sale of such shares by a beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of Actavis Ordinary Shares, it is strongly recommended that those Forest stockholders who do not hold their shares of Forest Common Stock through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of their shares of Forest Common Stock into DTC as soon as possible and before the transaction is consummated.

Withholding Tax on Dividends (DWT)

Distributions made by Actavis will, in the absence of one of many exemptions, be subject to DWT currently at a rate of 20%. For DWT purposes, a distribution includes any distribution that may be made by Actavis to its shareholders, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, Actavis is responsible for withholding DWT prior to making such distribution.

General Exemptions

Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from Actavis if such shareholder is beneficially entitled to the dividend and is either:

•	a person (not being a company) resident for tax purposes in a Relevant Territory (including the U.S.) and is neither resident nor ordinarily resident in Ireland;

•	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•

a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

•

a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a recognised stock exchange either in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•

a company that is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognised stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance;

and provided, in all cases noted above (but subject to “Shares Held by U.S. Resident Shareholders” below), Actavis or, in respect of shares held through DTC, any qualifying intermediary appointed by Actavis, has received from the shareholder, where required, the relevant DWT Forms prior to the payment of the dividend. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the shareholder where required should furnish the relevant DWT Form to:

•

its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by Actavis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) if its shares are held through DTC, or

•	Actavis’ transfer agent at least seven business days before the record date for the dividend if its shares are held outside of DTC.

Links to the various DWT Forms are available at:

http://www.revenue.ie/en/tax/dwt/forms/index.html

For non-Irish resident shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Shares Held by U.S. Resident Shareholders

Dividends paid in respect of Actavis Ordinary Shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such shares in the records of the broker holding such shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Actavis). It is strongly recommended that such shareholders, including Forest stockholders who are U.S. residents and who receive Actavis Ordinary Shares pursuant to the transaction, ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Actavis).

Dividends paid in respect of Actavis Ordinary Shares that are held outside of DTC and are owned by a former Forest stockholder who is a resident of the United States will not be subject to DWT if such shareholder provides a completed IRS Form 6166 or a valid DWT Form to Actavis’ transfer agent to confirm its U.S. residence and claim an exemption. It is strongly recommended that Forest stockholders who are U.S. residents and who receive Actavis Ordinary Shares pursuant to the transaction complete the appropriate IRS Form 6166 or DWT Form and provide them to Actavis’ transfer agent as soon as possible after receiving their shares.

If any shareholder that is resident in the United States receives a dividend from which DWT has been withheld, the shareholder should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of Relevant Territories Other Than the United States

Shareholders who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions”, including the requirement to furnish valid DWT Forms, in order to receive dividends without suffering DWT. If such shareholders hold their shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Actavis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If such shareholders hold their shares outside of DTC, they must provide the appropriate DWT Forms to Actavis’ transfer agent at least seven business days before the record date for the dividend. It is strongly recommended that such shareholders including Forest stockholders who are residents of Relevant Territories other than the U.S. and who receive Actavis Ordinary Shares pursuant to the transaction complete the appropriate DWT Forms and provide them to their brokers or Actavis’ transfer agent, as the case may be, as soon as possible after receiving their shares.

If any shareholder who is resident in a Relevant Territory receives a dividend from which DWT has been withheld, the shareholder may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of Ireland

Most Irish tax resident or ordinarily resident shareholders (other than Irish resident companies that have completed the appropriate DWT Forms) will be subject to DWT in respect of dividends paid on their Actavis Ordinary Shares.

Shareholders that are residents of Ireland, but are entitled to receive dividends without DWT, must complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Actavis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) (in the case of shares held through DTC), or to Actavis’ transfer agent at least seven business days before the record date for the dividend (in the case of shares held outside of DTC).

Shares Held by Other Persons

Actavis shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Irish Revenue Commissioners.

Dividends paid in respect of Actavis Ordinary Shares that are owned by a partnership formed under the laws of a Relevant Territory and held through DTC will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Actavis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.

Qualifying Intermediary

Prior to paying any dividend, Actavis will put in place an agreement with an entity that is recognised by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of shares of Actavis that are held through DTC, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after Actavis delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

Actavis will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where shareholders reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms. Shareholders that are required to file DWT Forms in order to receive dividends free of DWT should note that such forms are generally valid, subject to a change in circumstances, until 31 December of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on Actavis Ordinary Shares

Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies.

A shareholder that is not resident or ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend from Actavis. An exception to this position may apply where such shareholder holds Actavis Ordinary Shares through a branch or agency in Ireland through which a trade is carried on.

A shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or liability to the universal social charge. The DWT deducted by Actavis discharges the liability to income tax and the universal social charge. An exception to this position may apply where the shareholder holds Actavis Ordinary Shares through a branch or agency in Ireland through which a trade is carried on.

Irish resident or ordinarily resident shareholders may be subject to Irish tax and (in the case of an individual) the universal social charge on dividends received from Actavis.

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of Actavis Ordinary Shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Actavis Ordinary Shares are regarded as property situated in Ireland for Irish CAT purposes as the share register of Actavis must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold.

Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €225,000 in respect of taxable gifts or inheritances received from their parents. Actavis shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARISED ABOVE ARE FOR GENERAL INFORMATION ONLY. FOREST STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISERS REGARDING THE TAX CONSEQUENCES OF THE TRANSACTION AND OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF ACTAVIS ORDINARY SHARES.

United Kingdom Tax Considerations

Scope of discussion

The comments set out below are based on current United Kingdom tax law as applied in England and Wales and the current practice of HM Revenue & Customs (which may not be binding on HM Revenue & Customs) as at the date of this Prospectus, both of which are subject to change, possibly with retroactive effect, relating to the United Kingdom withholding tax treatment of payments of dividends in respect of the Actavis Ordinary Shares and the United Kingdom ad valorem stamp duty and SDRT consequences of the issue and transfer of the Actavis Ordinary Shares. They are intended as a general guide and apply only to shareholders resident for tax purposes in the United Kingdom (unless otherwise expressly stated) who hold Actavis Ordinary Shares as an investment and who are the absolute beneficial owners thereof.

The discussion does not constitute legal or tax advice and does not address all possible tax consequences relating to an investment in Actavis Ordinary Shares. Certain categories of shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefiting from certain reliefs or exemptions, those connected with Actavis or the Actavis Group and those for whom the shares are employment-related securities, may be subject to special rules and this summary does not apply to such shareholders. This summary also does not apply to any shareholder who directly or indirectly owns or controls 5% or more of the issued share capital of Actavis.

Shareholders and prospective shareholders who are in any doubt about their tax position regarding the Offer or the acquisition, ownership and disposal of the Actavis Ordinary Shares or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional tax advisers.

Taxation of Dividends

Actavis will not be required to withhold amounts on account of United Kingdom tax at source when paying a dividend to United Kingdom tax resident shareholders and shareholders who are not resident in the United Kingdom for tax purposes.

Stamp Duty and SDRT

There should be no liability to United Kingdom stamp duty or United Kingdom SDRT on the issue of Actavis Ordinary Shares by Actavis.

United Kingdom stamp duty (at the rate of 0.5 per cent. of the amount of the value of the consideration for the transfer rounded up where necessary to the nearest £5) is payable on any instrument of transfer of the Actavis Ordinary Shares or agreement to transfer an equitable interest only in the Actavis Ordinary Shares executed within the United Kingdom or which relates to any property situated, or any matter or thing done or to be done, in the United Kingdom where the value of the consideration provided exceeds £1,000. However, in practice it should not be necessary to pay any United Kingdom stamp duty on such an instrument or agreement unless the instrument or agreement is required for any purposes in the United Kingdom. If it is necessary to pay United Kingdom stamp duty, it may also be necessary to pay interest and penalties.

United Kingdom SDRT is charged (at the rate of 0.5 per cent. of the amount of the value of the consideration for the transfer) on certain agreements to transfer chargeable securities. Since Actavis is incorporated outside of the United Kingdom, no SDRT should be payable in respect of agreements to transfer the Actavis Ordinary Shares provided that the Actavis Ordinary Shares are not registered on a register kept in the United Kingdom and are not paired with shares issued by a body corporate incorporated in the United Kingdom.

4.	DOCUMENTS ON DISPLAY

Paper copies of the following documents will be available for inspection during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) in Ireland at the offices of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland and in the UK at the offices of Latham & Watkins (London) LLP, 99 Bishopsgate, London, EC2M 3XF, U.K. until the Closing Date:

(a)	the Memorandum and Articles of Association of Actavis;

(b)	the Memorandum and Articles of Association of Forest;

(c)	historical financial information on Actavis;

(d)	historical financial information on Forest;

(e)	all reports, letters and other documents, historical financial information and statements prepared by any expert at Actavis’ request any part of which is included or referred to in this Prospectus;

(f)	this Prospectus;

(g)	the material contracts referred to in Part XI (Additional Information on Actavis) and Part XII (Additional Information on Forest) of this Prospectus.

The Central Bank allows Actavis to “incorporate by reference” information into this Prospectus. This means that Actavis can disclose important information to you by referring you to another document separately filed with the SEC. All information that is “incorporated by reference” into this Prospectus has been filed with the Central Bank in accordance with Article 11 of the Prospectus Directive. The information incorporated by reference is considered a part of this Prospectus, except for any information superseded by information in this Prospectus. This Prospectus incorporates by reference the documents listed below that Actavis has previously filed with the SEC. These documents contain important information, including about Actavis and its finances.

You should rely only on the information contained in this Prospectus or that Actavis has referred to you. Neither Actavis nor Forest has authorised anyone to provide you with any additional information. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date of this Prospectus.

The following documents, which have been filed with the SEC by Actavis, Warner Chilcott and Forest, are hereby incorporated by reference into this Prospectus:

Actavis

Amendment No. 1 to registration statement on Form S-4 dated 2 May 2014

Annual Report on Form 10-K for the fiscal year ended 31 December 2013

Annual Report on Form 10-K for the fiscal year ended 31 December 2012

Annual Report on Form 10-K for the fiscal year ended 31 December 2011

Quarterly Report on Form 10-Q for the fiscal quarter ended 31 March 2014

Current Report on Form 8-K dated 20 May 2014

Current Report on Form 8-K dated 6 May 2014

Current Report on Form 8-K dated 30 April 2014

Current Report on Form 8-K dated 25 March 2014

Definitive Proxy Statement on Form DEF14A dated 28 March 2014

Warner Chilcott

Annual Report on Form 10-K for the fiscal year ended 31 December 2012

Annual Report on Form 10-K for the fiscal year ended 31 December 2011

Forest

Annual Report on Form 10-K for the fiscal year ended 31 March 2013

Annual Report on Form 10-K for the fiscal year ended 31 March 2012

Annual Report on Form 10-K for the fiscal year ended 31 March 2011

Quarterly Report on Form 10-Q for the period ended 31 December 2013

Quarterly Report on Form 10-Q for the period ended 31 December 2012

Current Report on Form 8-K dated 29 April 2014

The following documents, which have not been filed with the SEC, are also hereby incorporated by reference into this Prospectus:

Aptalis

Annual Information for the fiscal year ended 30 September 2012

Quarterly Information for the period ended 31 December 2012

ACTAVIS URGES YOU TO READ CAREFULLY THIS ENTIRE PROSPECTUS, INCLUDING THE APPENDICES AND THE DOCUMENTS INCORPORATED BY REFERENCE.

Part XIV

PRO FORMA FINANCIAL INFORMATION

1.	REPORT FROM PRICEWATERHOUSECOOPERS TO THE DIRECTORS OF ACTAVIS ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

The Directors

Actavis plc

1 Grand Canal Square

Docklands

Dublin 2

Ireland

30 May 2014

Dear Sirs,

Actavis plc (the “Company”)

We report on the pro forma financial information set out in Part XIV of the Company’s prospectus dated 30 May 2014 (the “Prospectus”) which has been prepared on the basis described in the notes to the pro forma financial information, for illustrative purposes only, to provide information about how the proposed Mergers and other material acquisitions outlined in note 1 might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the year ended 31 December 2013. This report is required by item 20.2 of Annex I to the Prospectus Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the pro forma financial information in accordance with item 20.2 of Annex I to the Prospectus Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the Prospectus Regulation as to the proper compilation of the pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 2.2(f) Schedule 1 to the Irish Prospectus Regulations to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the Prospectus Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and published by the Institute of Chartered Accountants in Ireland. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

a)	the pro forma financial information has been properly compiled on the basis stated; and

b)	such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of item 2.2(f) Schedule 1 to the Irish Prospectus Regulations, we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the Prospectus Regulation.

Yours faithfully

PricewaterhouseCoopers

Chartered Accountants

2.	UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is presented to illustrate the estimated effects of (i) the Forest Acquisition, (ii) the Aptalis Acquisition, (iii) the Warner Chilcott Acquisition and (iv) the related financings to fund the acquisitions on the historical financial position and results of operations of Actavis.

The unaudited pro forma financial information has been prepared to show the effect on the consolidated balance sheet of Actavis at 31 December 2013 and consolidated statement of operations of Actavis for the year ended 31 December 2013 as if the Mergers and other material acquisitions outlined in Note 1 below had occurred at that date or at the start of that financial period. This information is prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and it does not represent Actavis’ actual financial position and results of operations. The unaudited pro forma financial information has been prepared on the basis set out in the notes below.

The aggregate purchase price for financial statement purposes will be based on the actual closing price per share of Actavis common stock on the closing date, which could differ materially from the assumed value disclosed in the notes to the unaudited pro forma financial information. If the actual closing price per share of Actavis common stock on the closing date is higher than the assumed amount, it is expected that the actual amount recorded for goodwill will be higher; conversely, if the actual closing price is lower, the actual amount recorded for goodwill will be lower. The number of Actavis Ordinary Shares and equity awards issued is dependent on the number of Forest’s common stock and equity awards outstanding on the date of the Forest Acquisition. Fair value of common stock and equity awards was estimated based on the Actavis’ closing share price on 28 May 2014 of $210.33 per share. This represents the latest practical date before the publication of this Prospectus. The actual purchase price will fluctuate until the effective date of the acquisition and the final valuation could differ significantly from the current estimate.

The fiscal years of Actavis, Warner Chilcott, Forest and Aptalis end on 31 December, 31 December, 31 March, and 30 September, respectively. The following unaudited pro forma combined balance sheet is prepared based on the respective historical consolidated balance sheets of Actavis, Forest and Aptalis as of 31 December 2013. The Warner Chilcott Acquisition and the related financing was already reflected in Actavis’ historical balance sheet as of 31 December 2013. The following unaudited pro forma combined statement of operations is prepared based on (i) the historical consolidated statement of operations of Actavis for the fiscal year ended 31 December 2013, (ii) the historical consolidated statement of operations of Warner Chilcott for the nine months ended 30 September 2013, (iii) the historical consolidated statement of operations of Forest for the twelve months ended 31 December 2013, which was derived by adding the consolidated statement of operations for the nine months ended 31 December 2013 and subtracting the consolidated statement of operations for the nine months ended 31 December 2012 to and from the consolidated statement of operations for the fiscal year ended 31 March 2013 and (iv) the historical consolidated statement of operations of Aptalis for the twelve months ended 31 December 2013, which was derived by adding the consolidated statement of operations for the three months ended 31 December 2013 and subtracting the consolidated statement of operations for the three months ended 31 December 2012 to and from the consolidated statement of operations for the fiscal year ended 30 September 2013.

The following unaudited pro forma combined balance sheet as of 31 December 2013 and unaudited pro forma combined statement of operations for the year ended 31 December 2013 are based upon and derived from and should be read in conjunction with the historical audited financial statements of Actavis (which are available in Actavis’ Annual Report on Form 10-K for the year ended 31 December 2013 certain sections of which have been updated by means of Actavis’ Current Report on Form 8-K as filed with the SEC on 20 May 2014), historical unaudited financial statements of Warner Chilcott (which are available in Actavis’ Current Report on Form 8-K filed with the SEC on 25 March 2014), historical audited financial statements of Forest (which are available in Forest’s Annual Report on Form 10-K for the year ended 31 March 2013), historical unaudited financial statements of Forest (which are available in Forest’s Quarterly Reports on Form 10-Q for the nine months ended 31 December 2013 and 2012), historical audited financial statements of Aptalis (which are available in Forest’s Current Report on Form 8-K filed with the SEC on 27 January 2014 and historical unaudited financial statements of Aptalis (which are available in Actavis’ Current Report on Form 8-K filed with the SEC on 25 March 2014).

The Forest Acquisition, the Aptalis Acquisition and the Warner Chilcott Acquisition have been accounted for as business combinations using the acquisition method of accounting under the provisions of ASC Topic 805 “Business Combinations”. The unaudited pro forma combined financial information set forth below primarily gives effect to the following:

•	Application of the acquisition method of accounting in connection with the acquisitions;

•	Repayment of certain existing debt facilities and new borrowings under new debt facilities to fund the acquisitions; and

•	Transaction costs in connection with the acquisitions and financings.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions, described in the accompanying notes to the unaudited pro forma combined financial information that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined financial information. Under ASC Topic 805 “Business Combinations”, assets acquired and liabilities assumed are recorded at fair value. The fair value of identifiable tangible and intangible assets acquired and liabilities assumed from the acquisitions of Forest and Aptalis are based on a preliminary estimate of fair value as of 31 December 2013. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognised as goodwill. Significant judgment is required in determining the estimated fair values of IPR&D, identifiable intangible assets and certain other assets and liabilities. Such valuation requires estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process research project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Since the Forest Acquisition has not been consummated, Actavis’ access to information to make such estimates relating to Forest and Aptalis is limited and therefore, certain market based assumptions were used when data was not available. Management believes the fair values recognised for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material.

The unaudited pro forma combined statement of operations for the fiscal year ended 31 December 2013 assumes the completion of the transactions occurred on 1 January 2013. The unaudited pro forma combined balance sheet as of 31 December 2013 assumes the transactions occurred on 31 December 2013 except for the acquisition of Warner Chilcott and the related financing, which was already reflected in Actavis’ historical balance sheet as of 31 December 2013. The unaudited pro forma combined financial information has been prepared by management for illustrative purposes only and, because of its nature, addresses a hypothetical situation (in order to meet the requirements of Annex II of the Prospectus Regulation and associated guidance issued in the European Securities and Markets Authority Recommendations) and is not necessarily indicative of the combined financial position or results or operations that would have been realised had the acquisitions outlined in Note 1 occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that Actavis will experience after the acquisitions. In addition, the accompanying unaudited pro forma combined statement of operations does not include any pro forma adjustments to reflect expected cost savings or restructuring actions which may be achievable or the impact of any non-recurring activity and one-time transaction related costs.

Certain financial information of Forest, Aptalis and Warner Chilcott as presented in their respective consolidated financial statements have been reclassified to conform to the historical presentation in Actavis’ consolidated financial statements for purposes of preparation of the unaudited pro forma combined financial information.

This unaudited pro forma combined financial information should be read in conjunction with the accompanying notes as well as the historical consolidated financial statements and related notes of Actavis, Forest and Aptalis incorporated by reference into this Prospectus.

Actavis

Unaudited Pro Forma Combined Balance Sheet

As of 31 December 2013

	Adjustments
(In millions)	Historical Actavis plc	Historical Forest(4)	Historical Aptalis(5)	Aptalis Acquisition and Financing Adjustments	Footnote Reference	Forest Subtotal- After the Aptalis Acquisition	Forest Acquisition Adjustments	Forest Financing Adjustments	Footnote Reference	Pro Forma
ASSETS
Cash and cash equivalents	$329.0	$2,322.4	$104.2	$(1,393.5)	7e	$1,033.1	$(7,084.6)	$5,722.5	7p, 7v	$—
Marketable securities	2.5	701.7	—	—		701.7	—	—		704.2
Accounts receivable, net	1,404.9	369.9	104.1	—		474.0	—	—		1,878.9
Inventories, net	1,786.3	438.0	61.5	123.7	7b	623.2	547.8	—	7m	2,957.3
Prepaid expenses and other current assets	409.2	186.1	17.1	—		203.2	—	—		612.4
Assets held for sale	271.0	—	—	—		—	—	—		271.0
Deferred tax assets	231.8	275.0	8.9	—		283.9	—	—		515.7

Total current assets	4,434.7	4,293.1	295.8	(1,269.8)		3,319.1	(6,536.8)	5,722.5		6,939.5

Property, plant and equipment, net	1,616.8	395.6	94.3	—		489.9	—	—		2,106.7
Investments and other assets	137.5	1,584.8	24.6	(1.0)	7f	1,608.4	—	103.1	7w	1,849.0
Deferred tax assets	104.8	—	0.3	—		0.3	—	—		105.1
Product rights and other intangibles	8,234.5	2,072.1	574.4	2,190.3	7b	4,836.8	8,959.9	—	7m	22,031.2
Goodwill	8,197.6	713.1	180.7	445.2	7c	1,339.0	12,895.7	—	7n	22,432.3

Total assets	$22,725.9	$9,058.7	$1,170.1	$1,364.7		$11,593.5	$15,318.8	$5,825.6		$55,463.8

LIABILITIES AND EQUITY
Accounts payable and accrued expenses	$2,343.2	$1,040.0	$156.4	$—		$1,196.4	$—	$—		$3,539.6
Income taxes payable	96.6	—	6.5	—		6.5	—	—		103.1
Current portion of long-term debt and capital leases	534.6	—	12.5	(12.5)	7g	—	—	2,000.6	7x	2,535.2
Deferred revenue	38.8	—	2.7	—		2.7	—	—		41.5
Liabilities held for sale	246.6	—	—	—		—	—	—		246.6
Deferred tax liabilities	35.1	—	0.2	29.8	7d	30.0	115.0	—	7o	180.1

Total current liabilities	3,294.9	1,040.0	178.3	17.3		1,235.6	115.0	2,000.6		6,646.1

Long-term debt and capital leases	8,517.4	1,200.0	1,218.3	581.7	7g	3,000.0	—	3,825.0	7y	15,342.4
Deferred revenue	40.1	—	—	—		—	—	—		40.1
Other long-term liabilities	326.2	39.9	36.1	—		76.0	—	—		402.2
Other taxes payable	187.3	528.5	4.5	—		533.0	—	—		720.3
Deferred tax liabilities	822.9	257.0	64.8	527.9	7d	849.7	1,881.6	—	7o	3,554.2

Total liabilities	13,188.8	3,065.4	1,502.0	1,126.9		5,694.3	1,996.6	5,825.6		26,705.3

EQUITY
Ordinary shares	—	43.4	0.1	(0.1)	7h	43.4	(43.4)	—	7q	—
Additional paid-in capital	8,012.6	1,951.1	307.5	(307.5)	7i	1,951.1	17,357.2	—	7r	27,320.9
Retained earnings (accumulated deficit)	1,432.3	9,166.6	(593.9)	499.8	7j	9,072.5	(9,159.4)	—	7s	1,345.4
Accumulated other comprehensive income	90.5	3.9	(45.6)	45.6	7k	3.9	(3.9)	—	7t	90.5
Treasury shares, at cost	(3.3)	(5,171.7)	—	—		(5,171.7)	5,171.7	—	7u	(3.3)

Total stockholders’ equity	9,532.1	5,993.3	(331.9)	237.8		5,899.2	13,322.2	—		28,753.5
Non-controlling interest	5.0	—	—	—		—	—	—		5.0

Total equity	9,537.1	5,993.3	(331.9)	237.8		5,899.2	13,322.2	—		28,758.5

Total liabilities and equity	$22,725.9	$9,058.7	$1,170.1	$1,364.7		$11,593.5	$15,318.8	$5,825.6		$55,463.8

See the accompanying notes to the unaudited pro forma combined financial information.

Actavis

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended 31 December 2013

	Adjustments
(In millions, except for per share data)	Historical Actavis plc	Historical Warner Chilcott(6)	Warner Chilcott Acquisition and Financing Adjustments	Footnote Reference	Actavis plc Subtotal - After the Warner Chilcott Acquisition	Historical Forest(4)	Historical Aptalis(5)	Aptalis Acquisition and Financing Adjustments	Footnote Reference	Forest Subtotal—After the Aptalis Acquisition	Forest Acquisition Adjustments	Forest Financing Adjustments	Footnote Reference	Pro Forma
Net revenues	$8,677.6	$1,807.0	$(16.4)	8a	$10,468.2	$3,368.5	$705.1	$—		$4,073.6	$(22.9)	$—	8k	$14,518.9

Operating expenses:
Cost of sales (excludes amortisation and impairment of acquired intangibles including product rights)	4,690.7	227.0	216.5	8a, 8b	5,134.2	642.8	169.2	123.7	76	935.7	524.9	—	7m, 8k	6,594.8
Research and development	616.9	86.0	0.4	8b	703.3	836.6	76.8	—		913.4	106.7	—	8l	1,723.4
Selling and marketing	1,020.3	322.0	—		1,342.3	1,151.7	101.7	—		1,253.4	146.9	—	8l	2,743.6
General and administrative	1,027.5	250.0	(63.3)	8b, 8c	1,214.2	445.6	93.8	(8.9)	8g	530.5	56.9	—	8l	1,801.6
Amortisation	842.7	329.0	383.6	8d	1,555.3	127.1	74.5	202.0	8h	403.6	1,037.1	—	8m	2,996.0
Goodwill impairment	647.5	—	—		647.5	—	—	—		—	—	—		647.5
Loss on assets held for sale	42.7	—	—		42.7	—	—	—		—	—	—		42.7
Loss on asset sales, impairments, and contingent consideration adjustment, net	212.5	—	—		212.5	2.1	5.8	—		7.9	—	—		220.4

Total operating expenses	9,100.8	1,214.0	537.2		10,852.0	3,205.9	521.8	316.8		4,044.5	1,872.5	—		16,769.0

Operating (loss)/income	(423.2)	593.0	(553.6)		(383.8)	162.6	183.3	(316.8)		29.1	(1,895.4)	—		(2,250.1)

See the accompanying notes to the unaudited pro forma combined financial information.

Actavis

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended 31 December 2013

	Adjustments												Footnote Reference	Pro Forma
(In millions, except for per share data)	Historical Actavis plc	Historical Warner Chilcott(6)	Warner Chilcott Acquisition and Financing Adjustments	Footnote Reference	Actavis plc Subtotal - After the Warner Chilcott Acquisition	Historical Forest(4)	Historical Aptalis(5)	Aptalis Acquisition and Financing Adjustments	Footnote Reference	Forest Subtotal - After the Aptalis Acquisition	Forest Acquisition Adjustments	Forest Financing Adjustments
Non-Operating income (expense):
Interest income	4.8	—	—		4.8	21.0	0.4	—		21.4	—	—		26.2
Interest expense	(239.8)	(179.0)	100.1	8e	(318.7)	(3.5)	(74.7)	(73.3)	8i	(151.5)	—	(149.0)	8o	(619.2)
Other income (expense), net	19.8	—	—		19.8	2.9	(5.9)	—		(3.0)	—	—		16.8

Total other income (expense), net	(215.2)	(179.0)	100.1		(294.1)	20.4	(80.2)	(73.3)		(133.1)	—	(149.0)		(576.2)

(Loss)/income before income taxes and non-controlling interest	(638.4)	414.0	(453.5)		(677.9)	183.0	103.1	94.0		(104.0)	1,895.4	(149.0)		(2,826.3)
Provision for income taxes	(112.7)	(80.0)	90.7	8f	(102.0)	(26.4)	(40.0)	—	8j	(27.6)	398.4	31.3	8n, 8p	354.9

Net (loss)/income	(751.1)	334.0	(362.8)		(779.9)	156.6	63.1	296.1		(76.4)	(1,497.4)	(117.7)		(2,471.4)
Loss/(income) attributable to non-controlling interest	0.7	—	—		0.7	—	—	—		—	—	—		0.7

Net (loss)/income attributable to common shareholders	$(750.4)	$334.0	$(362.8)		$(779.2)	$156.6	$63.1	$(296.1)		$(76.4)	$(1,497.4)	$(117.7)		$(2,470.7)

(Loss)/earnings per share attributable to common shareholders(9):
Basic	$(5.27)													$(10.70)

Diluted	$(5.27)													$(10.70)

Weighted average shares outstanding(9):
Basic	142.3													230.9

Diluted	142.3													230.9

See the accompanying notes to the unaudited pro forma combined financial information.

1.	Description of Transactions

The following transactions are presented in this unaudited pro forma combined financial information.

The proposed Forest Acquisition: On 17 February 2014, Actavis entered into the Merger Agreement with Forest, pursuant to which Actavis will acquire Forest in a series of merger transactions.

Each share of Forest’s common stock issued and outstanding immediately prior to the Merger will be converted into the right to receive, at the election of the holder of such shares of Forest Common Stock, (i) the Standard Election Consideration (ii) the Cash Election Consideration or (iii) the Stock Election Consideration. Both the Cash Election and the Stock Election are subject to proration and adjustment procedures to cause the total amount of cash paid and the total number of Actavis Ordinary Shares issued, to the holders of shares of Forest Common Stock (other than excluded shares and dissenting shares), as a whole, to equal as nearly as practicable the total amount of cash and number of shares that would have been paid and issued if all of such shares of Forest Common Stock were converted into the Standard Election Consideration. Refer to Note 7.l for further details.

Actavis plans to fund the Forest Acquisition through a combination of available cash on hand and third party debt financing consisting of unsecured cash bridge loans in an original aggregate principal amount of up to $3.0 billion, senior unsecured term loans in an aggregate principal amount of $2.0 billion and the issuance of up to $2.0 billion in aggregate principal amount of senior notes.

Actavis plans to fund the Forest Acquisition through a combination of:

•	available cash on hand of Actavis; and

•	third party debt financing consisting of the following:

•

senior unsecured term loan facilities, which are referred to in this Prospectus as the senior credit facilities, consisting of (x) a tranche of senior unsecured cash bridge loans, which is referred to in this Prospectus as the cash bridge tranche, in an original aggregate principal amount of $3.0 billion maturing 60 days after the Closing Date, and (y) a tranche of senior unsecured term loans, which is referred to in this Prospectus as the five-year tranche, in an original aggregate principal amount of $2.0 billion and maturing five years after the Closing Date;

•	up to $2.0 billion in aggregate principal amount of senior unsecured notes, which are referred to in this Prospectus as the senior notes; and

•

if the senior notes are not issued and sold on or prior to the Closing Date, up to $2.0 billion in aggregate principal amount of loans under a senior unsecured bridge facility, which is referred to in this Prospectus as the bridge facility and, together with the senior credit facilities, the facilities.

In addition, Actavis may decide on or prior to the Closing Date to fund the Mergers in part with drawings under the Existing Actavis Revolving Credit and Guaranty Agreement.

The acquisition is subject to customary conditions, including review and approval by the FTC under the provisions of the HSR Act. Pending approval by the FTC, Actavis anticipates closing the transaction during the second half of 2014.

The Aptalis Acquisition: On 31 January 2014, Forest closed the Aptalis Acquisition in a series of merger transactions for an aggregate purchase price equal to the total enterprise value, plus the aggregate exercise price applicable to Aptalis’ outstanding options and other equity awards, plus the amount of closing date cash, minus Aptalis’ existing indebtedness, minus certain selling stockholders’ expenses. Refer to Note 7.a for further details. Forest funded the Aptalis Acquisition using the proceeds from its debt offerings.

The Warner Chilcott Acquisition: On 1 October 2013, Actavis acquired Warner Chilcott pursuant to a scheme of arrangement where each Warner Chilcott ordinary share was converted into 0.160 of Actavis Ordinary Share, or $5,833.9 million in equity consideration. Actavis’ historical consolidated statement of operations for the year ended 31 December 2013 includes results of operations of Warner Chilcott since 1 October 2013.

2.	Basis of Presentation

The historical consolidated financial information of Actavis as at 31 December 2013 has been adjusted in the accompanying unaudited pro forma combined financial information to give effect to pro forma events that are (1) directly attributable to the acquisitions outlined in Note 1 above, and (2) factually supportable.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting in accordance with ASC Topic 805 “Business Combinations”, which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognised at their fair values as of the acquisition date.

The acquisition method of accounting uses the fair value concepts defined in ASC Topic 820 “Fair Value Measurement” as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

The unaudited pro forma combined financial information is presented for illustrative purposes only and is not intended to reflect the financial position which would have actually resulted had the (i) Mergers or (ii) the other acquisitions outlined in Note 1 been effected on the date indicated.

No account has been taken of the trading activity or other transactions of Actavis, Forest or Aptalis for the period since 31 December 2013.

The unaudited pro forma financial information has been prepared in order to meet the requirements of Annex II of the Prospectus Regulation and associated guidance issued in the European Securities and Markets Authority Recommendations.

3.	Accounting Policies

Following the Forest Acquisition, Actavis will conduct a review of accounting policies of Forest, inclusive of Aptalis, in an effort to determine if differences in accounting policies require restatement or reclassification of results of operations or reclassification of assets or liabilities to conform to Actavis’ accounting policies and classifications. As a result of that review, Actavis may identify differences among the accounting policies of the companies that, when conformed, could have a material impact on this pro forma combined financial information. During the preparation of this pro forma combined financial information, Actavis was not aware of any material differences between accounting policies of the companies, except for certain reclassifications necessary to conform to Actavis’ financial presentation, and accordingly, this pro forma combined financial information does not assume any material differences in accounting policies among the companies.

4.	Historical Forest

Financial information presented in the “Historical Forest” column in the unaudited pro forma combined balance sheet represents the historical consolidated balance sheet of Forest as of 31 December 2013. Financial information presented in the “Historical Forest” column in the unaudited pro forma combined statement of operations represents the historical consolidated statement of operations of Forest for the year ended 31 December 2013, which is derived by adding the consolidated statement of operations for the nine months ended 31 December 2013 and subtracting the consolidated statement of operations for the nine months ended 31 December 2012 to and from the consolidated statement of operations for the fiscal year ended 31 March 2013 as follows (in millions):

	Year Ended 31 March 2013	Nine Months Ended 31 December 2013	Nine Months Ended 31 December 2012	Twelve Months Ended 31 December 2013
Total revenue	$3,094.0	$2,554.7	$2,280.2	$3,368.5
Cost of goods sold	649.1	511.4	471.3	689.2

Gross profit	2,444.9	2,043.3	1,808.9	2,679.3

Operating expenses
SG&A	1,558.3	1,307.4	1,185.6	1,680.1
Research and development	963.6	596.3	723.3	836.6

Total operating expenses	2,521.9	1,903.7	1,908.9	2,516.7

Operating (loss) income	(77.0)	139.6	(100.0)	162.6
Interest and other income (expense), net	32.1	12.6	24.3	20.4

Income (loss) before income taxes	(44.9)	152.2	(75.7)	183.0
Income tax expense (benefit)	(12.8)	41.0	1.8	26.4

Net income (loss)	$(32.1)	$111.2	$(77.5)	$156.6

Financial information presented in the “Historical Forest” column in the unaudited pro forma combined balance sheet and statement of operations has been reclassified or classified to conform to the historical presentation in Actavis’ consolidated financial statements as follows (in millions):

Reclassifications and classifications in the unaudited pro forma combined balance sheet

	Before Reclassification		Reclassification	After Reclassification
Investments and other assets	$1,584.8	(i)	$—	$1,584.8
Product rights and other intangibles	2,072.1	(ii)	—	2,072.1
Accounts payable and accrued expenses	1,040.0	(iii)	—	1,040.0
Other taxes payable	528.5	(iv)	—	528.5

(i)	Includes “Marketable securities and investments” of $1,463.8 million and “Other assets” of $121.0 million.
(ii)	Represents “Licence agreements, product rights and other intangibles, net” of $2,072.1 million.
(iii)	Includes “Accounts payable” of $77.5 million and “Accrued expenses and other current liabilities” of $962.5 million.
(iv)	Represents $528.5 million of uncertain tax positions.

Reclassifications and classifications in the unaudited pro forma combined statement of operations

	Before Reclassification		Reclassification	After Reclassification
Net revenues	$3,368.5	(i)	$—	$3,368.5
Cost of sales	689.2	(ii)	(46.4)	642.8
Selling and marketing	1,680.1	(iii)	(528.4)	1,151.7
General and administrative	—		445.6	445.6
Amortisation	—		127.1	127.1
Loss on asset sales, impairments and contingent consideration adjustment, net	—		2.1	2.1
Interest income	20.4	(iv)	0.6	21.0
Interest expense	—		(3.5)	(3.5)
Other income (expense), net	—		2.9	2.9

(i)	Represents “Total revenue” of $3,368.5 million.
(ii)	Includes amortisation of $46.4 million.
(iii)	Includes “General and administrative expense” of $445.6 million, “Amortisation” of $80.7 million and “Loss on asset sale” of $2.1 million.
(iv)	Represents “Interest and other income (expense), net” of $20.4 million.

5.	Historical Aptalis

Financial information presented in the “Historical Aptalis” column in the unaudited pro forma combined balance sheet represents the historical consolidated balance sheet of Aptalis as of 31 December 2013. Financial information presented in the “Historical Aptalis” column in the unaudited pro forma combined statement of operations represents the historical consolidated statement of operations of Aptalis for the year ended 31 December 2013, which is derived by adding the statement of operations for the three months ended 31 December 2013 and subtracting the statement of operations for the three months ended 31 December 2012 to and from the statement of operations for the fiscal year ended 30 September 2013 as follows (in millions):

	Year Ended 30 September 2013	Three Months Ended 31 December 2013	Three Months Ended 31 December 2012	Twelve Months Ended 31 December 2013
Total revenue	$687.9	$191.5	$174.3	$705.1
Cost of goods sold	146.6	39.9	32.3	154.2
Selling and administrative expenses	172.5	56.6	42.7	186.4
Management fees	7.0	1.9	1.7	7.2
Research and development expenses	65.5	28.8	17.5	76.8
Depreciation and amortisation	94.8	20.0	25.3	89.5
Fair value adjustments to intangible assets and contingent consideration	10.0	0.7	2.9	7.8
Gain on disposal of product line	(1.0)	(2.0)	(1.0)	(2.0)
Transaction, restructuring and integration costs	2.4	0.1	0.6	1.9

Total operating expenses	497.8	146.0	122.0	521.8

Operating income	190.1	45.5	52.3	183.3

Financial expenses	68.8	23.8	17.9	74.7
Loss on extinguishment of debt	—	5.3	—	5.3
Interest and other income	(0.4)	(0.1)	(0.1)	(0.4)
Loss (gain) on foreign currencies	0.1	0.1	(0.4)	0.6

Total other expenses	68.5	29.1	17.4	80.2

Income before income taxes	121.6	16.4	34.9	103.1
Income tax expense	34.7	13.5	8.2	40.0

Net income	$86.9	$2.9	$26.7	$63.1

Financial information presented in the “Historical Aptalis” column in the unaudited pro forma combined balance sheet and statement of operations has been reclassified or classified to conform to the historical presentation in Actavis’ consolidated financial statements as follows:

Reclassifications and classifications in the unaudited pro forma combined balance sheet

	Before Reclassification		Reclassification		After Reclassification
Prepaid expenses and other current assets	$17.1	(i)	$—		$17.1
Investments and other assets	24.6	(ii)	—		24.6
Accounts payable and accrued expenses	159.1		(2.7)		156.4
Deferred revenue (Current)	—		2.7		2.7
Other long-term liabilities	40.6		(4.5)	(iii)	36.1
Other taxes payable	—		4.5	(iii)	4.5

(i)	Includes “Income taxes receivable” of $3.4 million and “Prepaid and other current assets” of $13.7 million.
(ii)	Includes “Deferred debt issue expenses, net” of $23.9 million and “Other long term assets” of $0.7 million.
(iii)	Represents reclassification of uncertain tax positions.

Reclassifications and classifications in the unaudited pro forma combined statement of operations

	Before Reclassification		Reclassification		After Reclassification
Net revenues	$705.1	(i)	$—		$705.1
Cost of sales	154.2		15.0	(viii)	169.2
Selling and marketing	195.5	(ii)	(93.8)		101.7
General and administrative	—		93.8		93.8
Amortisation	89.5	(iii)	(15.0)	(viii)	74.5
Loss on asset sales, impairments and contingent consideration adjustment, net	5.8	(iv)	—		5.8
Interest income	0.4	(v)	—		0.4
Interest expense	(74.7)	(vi)	—		(74.7)
Other income (expense), net	(5.9)	(vii)	—		(5.9)

(i)	Represents “Total revenue” of $705.1 million.
(ii)	Includes “Selling and administrative expenses” of $186.4 million, “Management fees” of $7.2 million and “Transaction, restructuring and integration costs” of $1.9 million.
(iii)	Represents “Depreciation and Amortisation” of $89.5 million.
(iv)	Includes “Fair value adjustments to intangible assets and contingent consideration” of $7.8 million and “Gain on disposal of product line” of $(2.0) million.
(v)	Represents “Interest and other income” of $0.4 million.
(vi)	Represents “Financial expenses” of $74.7 million.
(vii)	Includes “Loss on extinguishment of debt” of $5.3 million and “Loss on foreign currencies” of $0.6 million.
(viii)	Represents reclassification of “Depreciation expense” of $15.0 million.

6.	Historical Warner Chilcott

Financial information presented in the “Historical Warner Chilcott” column in the unaudited pro forma combined statement of operations represents the historical consolidated statement of operations of Warner Chilcott for the nine months ended 30 September 2013. Results of operations of Warner Chilcott after 1 October 2013 (i.e., date of acquisition) are included in “Historical Actavis” column.

Financial information presented in the “Historical Warner Chilcott” column in the unaudited pro forma combined statement of operations has been reclassified to conform to the historical presentation in Actavis’ consolidated financial statements as follows (in millions):

	Before Reclassification		Reclassification	After Reclassification
Selling and marketing	$572.0	(i)	$(250.0)	$322.0
General and administrative	—		250.0	250.0

(i)	Includes $575.0 million of “SG&A” and $(3.0) million of “Restructuring (income)/costs.”

7.	Unaudited Pro Forma Combined Balance Sheet Adjustments

Adjustments included in the “Aptalis Acquisition and Financing Adjustments” column in the accompanying unaudited pro forma combined balance sheet at 31 December 2013 are as follows (in millions):

	Note	Amount
Purchase consideration
Cash consideration	7a	$1,793.5
Payout of Aptalis equity awards	7a	74.6
Fair value of total consideration transferred		$1,868.1
Historical book value of net liabilities acquired
Book value of Aptalis’ historical net liabilities as of 31 December 2013		$(331.9)
Less Aptalis’ M&A costs expected to incur		(1.5)
Net liabilities to be acquired		$(333.4)
Adjustments to reflect preliminary fair value of assets acquired and liabilities assumed
Inventories, net	7b	$123.7
Product rights and other intangibles, net	7b	2,190.3
Goodwill	7c	445.2
Deferred tax liabilities	7d	(557.7)
Total		$2,201.5

7a.

Represents (a) the cash consideration paid by Forest to purchase Aptalis, equal to the enterprise value of $2,900.0 million (i) less the extinguishment of $1,250.0 million in principal of existing Aptalis debt as of 31 December 2013, (ii) less certain Aptalis shareholders’ expenses of $1.9 million, (iii) plus Aptalis’ cash on hand of $104.2 million as of 31 December 2013, (iv) plus the aggregate exercise price of Aptalis stock options of $41.2 million and (b) the payout of Aptalis equity awards of $74.6 million.

All outstanding options, restricted stock units and long-term incentive plan awards of Aptalis were converted into the right to receive a certain amount of cash per share. In aggregate, $74.6 million was paid. No equity awards of Aptalis survived the merger and no replacement equity awards were granted.

7b.

Represents the estimated fair value adjustment to step-up Aptalis’ inventory and identifiable intangible assets by $123.7 million and $2,190.3 million to their preliminary fair values of $185.2 million and $2,764.7 million, respectively.

The estimated step-up in inventory is preliminary and is subject to change based upon management’s final determination of the fair values of finished goods and work-in-process inventories. The final step-up in inventory will increase cost of sales as the acquired inventory is sold within the first year after the acquisition. While there is no continuing impact, the effect on cost of sales from the inventory step-up has been included in full in an unaudited pro forma combined statement of operations.

Identified intangible assets primarily represent product rights that are expected to be amortised over a weighted average useful life of 10 years. The fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing these assets, based on the most advantageous market for the assets (i.e., its highest and best use). The final fair value determination for identified intangibles may differ from this preliminary determination.

The fair value of identifiable intangible assets is determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated net cash flows for each year for each product (including net revenues, cost of sales, research and development costs, selling and marketing costs and working capital asset/contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. Therefore, actual results may vary significantly from estimated results.

7c.

Goodwill is calculated as the difference between the fair value of the consideration transferred and the values assigned to the identifiable assets acquired and liabilities assumed. The adjustment represents a net increase of goodwill by $445.2 million to present Forest’s total goodwill of $1,339.0 million after giving effect to the Aptalis Acquisition presented in the unaudited pro forma combined financial statements.

7d.

Represent a deferred income tax liability of $29.8 million (current) and $527.9 million (non-current), resulting from fair value adjustments for the inventory and identifiable intangible asset, respectively. This estimate of deferred tax liabilities was determined based on the excess book basis from fair value accounting over the tax basis of the inventory and identifiable intangible assets at a 24.1% weighted average statutory tax rate of the United States, Canada and Ireland, where most of Aptalis’ taxable income was generated historically.

7e.

Represents (a) cash inflows from Forest’s new borrowings of $1,050.0 million (4.375% notes) and $750.0 million (4.875% notes) to fund the Aptalis Acquisition and (b) cash outflows from (i) cash purchase consideration of $1,793.5 million, (ii) payout of Aptalis equity awards of $74.6 million, (iii) the repayment of existing Aptalis’ debt of $1,250.0 million, (iv) M&A costs of Forest and Aptalis of $51.0 million and $1.5 million, respectively and (v) Forest’s financing costs of $22.9 million.

7f.

Represents the write-off of the deferred financing costs of $23.9 million related to the repayment of Aptalis’ existing debt, offset by the new deferred financing costs of $22.9 million related to the Forest’s new debt to finance the Aptalis Acquisition.

7g.

Represents the repayment of existing Aptalis long-term debt, net of discount, of $1,218.3 million and the current portion of long-term debt of $12.5 million (principal amount of $1,250.0 million in total), and Forest’s new long-term debt of $1,050.0 million (4.375% notes) and $750.0 million (4.875% notes).

7h.	Represents the elimination of Aptalis’ historical common stock.

7i.	Represents the elimination of Aptalis’ historical additional paid-in capital.

7j.

Represents (i) the elimination of Aptalis’ historical accumulated deficit of $593.9 million, (ii) Forest’s expected M&A costs of $51.0 million, (iii) the write-down of deferred financing costs of $23.9 million and a loss from the extinguishment of debt of $19.2 million, related to the repayment of existing Aptalis debt.

7k.	Represents the elimination of Aptalis’ historical accumulated other comprehensive income.

Adjustments included in the “Forest Acquisition Adjustments” column in the accompanying unaudited pro forma combined balance sheet at 31 December 2013 are as follows (in millions):

	Note	Amount
Purchase consideration
Preliminary estimate of fair value of ordinary shares issued	7l	$18,632.6
Preliminary estimate of fair value of equity awards issued	7l	675.7
Cash consideration	7l	6,977.7
Fair value of total consideration transferred		$26,286.0
Historical book value of net assets acquired
Book value of Forest’s historical net assets as of 31 December 2013		$5,899.2
Less Forest’s M&A costs expected to incur		(20.0)
Net assets to be acquired		$5,879.2
Adjustments to reflect preliminary fair value of assets acquired and liabilities assumed
Inventories, net	7m	$547.8
Product rights and other intangibles, net	7m	8,959.9
Goodwill	7n	12,895.7
Deferred tax liabilities	7o	(1,996.6)
Total		$20,406.8

7l.

“Preliminary estimate of fair value of ordinary shares issued” was estimated based on approximately 267,960 thousand shares of Forest’s common stock outstanding (excluding restricted stock) as of 31 December 2013, multiplied by the exchange ratio of 0.3306 and Actavis’ closing share price on 28 May 2014 of $210.33 per share, being the latest practical date before publication of this Prospectus.

Almost all equity awards of Forest will be replaced with equity awards of Actavis with similar terms, except for restricted stock units with performance conditions. “Preliminary estimate of fair value of equity awards issued” represents the estimated aggregate fair value of Actavis’ replacement awards attributable to the service periods prior to the Forest Acquisition, which is considered as part of purchase consideration, and was calculated based on Forest’s equity awards outstanding (including restricted stock) as of 31 December 2013, multiplied by the exchange ratio of 0.4723 and estimated fair value of equity awards.

The number of Actavis Ordinary Shares and equity awards issued is dependent on the number of Forest’s common stock and equity awards outstanding on the date of the Forest Acquisition.

Fair value of common stock and equity awards was estimated based on the Actavis’ closing share price on 28 May 2014 of $210.33 per share. A 25% increase to the Actavis’ share price would increase the purchase price by $4,900.4 million, and a 25% decrease in share price would decrease the purchase price by $4,896.7 million, both with a corresponding change to Actavis’ assets. The actual purchase price will fluctuate until the effective date of the acquisition and the final valuation could differ significantly from the current estimate.

7m.

Represents the estimated fair value adjustment to step-up Forest’s inventory and identifiable intangible assets by $547.8 million and $8,959.9 million to their preliminary fair values of $1,171.0 million and $13,796.7 million, respectively.

The estimated step-up in inventory is preliminary and is subject to change based upon management’s final determination of the fair values of finished goods and work-in-process inventories. The final step-up in inventory will increase cost of sales as the acquired inventory is sold within the first year after the acquisition. While there is no continuing impact, the effect on cost of sales from the inventory step-up has been included in full in the unaudited pro forma combined statement of operations.

Identified intangible assets of $13,796.7 million primarily consist of (i) CMP of $8,848.0 million (weighted average useful life of 7.9 years), (ii) CMP obtained from the Aptalis Acquisition of $2,764.7 million (weighted average useful life of 10.0 years), (iii) IPR&D of $1,808.0 million and (iv) other intangible assets such as royalty agreements and technology contracts of $376.0 million (weighted average useful life of 8.5 years). The IPR&D amounts will be capitalised and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, Actavis will make a separate determination of useful life of the IPR&D intangible and amortisation will be recorded as an expense. As the IPR&D intangibles are not currently marketed, no amortisation of these items is reflected in the unaudited pro forma combined statement of operations.

The fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. For purposes of the accompanying unaudited pro forma combined financial information, it is assumed that all assets will be used in a manner that represents their highest and best use. The final fair value determination for identified intangibles, including the IPR&D intangibles, may differ from this preliminary determination.

The fair value of identifiable intangible assets is determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated net cash flows for each year for each project or product (including net revenues, cost of sales, research and development costs, selling and marketing costs and working capital asset/contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

7n.

Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The adjustment represents a net increase of Actavis’ total goodwill to $22,432.3 million after giving effect to the Forest Acquisition.

7o.

Represent a deferred income tax liability of $115.0 million (current) and $1,881.6 million (non-current), resulting from fair value adjustments for the inventory and identifiable intangible asset, respectively. This estimate of deferred tax liabilities was determined based on the excess book basis from fair value accounting over the tax basis of the inventory and identifiable intangible assets at a 21.0% weighted average statutory tax rate of the United States and Ireland, where most of Forest’s taxable income was generated historically.

In connection with the Forest Acquisition, Actavis will continue to consider the realisation of deferred tax assets and any related valuation allowances. Recoverability of the deferred tax assets depends on a number of factors including certain tax limitations that may be triggered in connection with the acquisition, final tax structure, final intercompany and external debt structure and finalisation of fair values under ASC Topic 805 “Business Combinations” and related deferred taxes by jurisdiction. Due to the significant uncertainty involved and the non-continuing nature of the impact, the effect of the potential release of the valuation allowance is not reflected in the unaudited pro forma combined financial information.

7p.	Represents cash outflows from the (i) payment of cash purchase consideration of $6,977.7 million and (ii) M&A costs of Actavis and Forest of $86.9 million and $20.0 million, respectively.

7q.	Represents the elimination of Forest’s ordinary shares. The aggregate par value of newly issued Actavis Ordinary Shares was not material.

7r.

Represents the issuance of Actavis Ordinary Shares (excluding restricted shares) of $18,632.7 million and the issuance of replacement equity awards (including restricted shares) of $675.6 million, partially offset by the elimination of Forest’s additional paid-in capital of $1,951.1 million.

7s.	Represents the elimination of Forest’s retained earnings of $9,072.5 million and Actavis’ estimated M&A costs of $86.9 million.

7t.	Represents the elimination of Forest’s historical accumulated other comprehensive income.

7u.	Represents the elimination of Forest’s historical treasury stock.

Adjustments included in the “Forest Financing Adjustments” column in the accompanying unaudited pro forma combined balance sheet at 31 December 2013 are as follows (in millions):

7v.

The accompanying unaudited combined financial information is prepared assuming that the Forest Acquisition will be funded through a combination of available cash on hand, the cash bridge tranch, the five year tranche, up to $2.0 billion in senior notes and, if the senior notes are not issued and sold on or prior to the Closing Date, the bridge facility.

Based on the estimated available cash generated from operating and investing activities between 31 December 2013 and the anticipated Closing Date in the second or third quarter of 2014, Actavis expects to have sufficient cash to close the Forest Acquisition without drawing the cash bridge tranche. Even if the cash bridge tranche is drawn, the loans are expected to be fully paid within a short period of time. However, the unaudited combined pro forma balance sheet should be presented based on historical cash balance as of 31 December 2013. Therefore, the unaudited combined pro forma balance sheet is presented as if the cash bridge tranche was drawn at closing based on cash on hand as of 31 December 2013.

Although Actavis can also draw its revolving credit facility under the Existing Actavis Revolving Credit and Guaranty Agreement, it is not expected that the revolving credit facility will be drawn to complete the Mergers. Therefore, the accompanying unaudited combined financial information does not reflect the use of Actavis’ revolving credit facility.

The adjustment represents (a) the cash inflows from (i) the five year tranche of $2.0 billion, (ii) the senior notes of $2.0 billion and (iii) the cash bridge tranche of $1.8256 billion and (b) the cash outflows from the payment of financing costs of $103.1 million.

7w.	Represents deferred financing costs of $103.1 million related to Actavis’ term loan and senior notes borrowings to fund the Forest Acquisition.

7x.	Represents current portion of borrowings.

7y.	Represents long-term portion of borrowings.

8.	Unaudited Pro Forma Combined Statement of Operations Adjustments

Adjustments included in the “Warner Chilcott Acquisition and Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

8a.	Represents the elimination of net revenues and cost of sales of product sales and royalty payments of $16.4 million between Actavis and Warner Chilcott for the nine months ended 30 September 2013.

8b.

Actavis applied the acquisition method of accounting to the assets acquired and liabilities assumed from Warner Chilcott and the property and equipment of Warner Chilcott were recorded at fair value and their useful lives were adjusted. The adjustment represents a resulting change in depreciation for the nine months ended 30 September 2013. The change in depreciation is reflected as follows (in millions):

Nine Months Ended 30 September 2013
Cost of sales	$(1.9)
Research and development	0.4
General and administrative	(8.0)
Total	$(9.5)

Note that as a result of the application of the acquisition method of accounting, inventories of Warner Chilcott were stepped up by $408.3 million, $173.5 million of which was sold during the fourth quarter of 2013, increasing cost of sales in the consolidated statement of operations of Actavis. While such inventory step-up does not have a continuing impact, a further increase in cost of sales has been made as an adjustment to the unaudited combined pro forma statement of operations for the remaining $234.8 million.

8c.

Represents the stock-based compensation of $7.3 million in connection with the replacement equity awards granted at the close of the Warner Chilcott Acquisition and removal of M&A costs which does not have a continuing impact of $62.6 million recorded by Actavis and Warner Chilcott for the nine months ended 30 September 2013.

8d.

Represents increased amortisation for the fair value of identified intangible assets with definite lives for the nine months ended 30 September 2013. Warner Chilcott matches amortisation over the economic benefit method as follows (in millions):

		Fair Value	Nine Months Ended 30 September 2013
CMP intangible assets		$3,021.0	$712.6
IPR&D	Non-amortisable	1,708.0	—
		$4,729.0	$712.6
Less historical amortisation			329.0
			$383.6

8e.

In connection with the Warner Chilcott Acquisition, Warner Chilcott’s senior secured credit facilities were refinanced. Giving effect to the refinancing of the $2,000.0 million of Warner Chilcott’s senior secured credit facilities, with a weighted average interest rate of 1.49%, interest expense including amortisation of the debt issuance costs for the nine months ended 30 September 2013 is expected to decrease by $100.1 million.

8f.

Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Warner Chilcott Acquisition and financing using a 20.0% weighted average statutory tax rate of the United States and Puerto Rico, where most of Warner Chilcott’s taxable income was generated historically.

Adjustments included in the “Aptalis Acquisition and Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

8g.

Represents (i) the reversal of the management fee of $7.2 million incurred by Aptalis, as the management contract was terminated upon the Aptalis Acquisition and (ii) the reversal of M&A costs of $1.7 million recorded by Forest and Aptalis in connection with the Aptalis Acquisition. These costs do not have a continuing impact on the unaudited pro forma statement of operations.

8h.	Represents increased amortisation for the fair value of identified intangible assets with definite lives as follows (in millions):

	Weighted Average Useful Lives (Years)	Fair Value	Year Ended 31 December 2013
CMP intangible assets	10	$2,764.7	$276.5
Less historical amortisation			74.5
			$202.0

8i.

Represents (a) (i) new interest expense related to the $1,050.0 million of 4.375% notes due 2019 and $750.0 million of 4.875% notes due 2021, issued in January 2014 and (ii) $1,200 million of 5.000% notes due 2021 issued in December 2013, including amortisation of deferred financing costs based on the effective interest rate method and (b) the elimination of Aptalis’ historical interest expense of $74.7 million in connection with the repayment of Aptalis’ existing long-term debt in the principal amount of $1,250.0 million upon the Aptalis Acquisition as follows (in millions):

Year Ended 31 December 2013
New interest expense from Forest’s 4.375% Notes	$48.4
New interest expense from Forest’s 4.875% Notes	37.7
New interest expense from Forest’s 5.000% Notes	61.9
Elimination of Aptalis’ historical interest expense	(74.7)
Total	$73.3

8j.

Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Aptalis Acquisition and the related financing using a 24.1% weighted average blended statutory tax rate of the United States, Canada and Ireland, where most of Aptalis’ taxable income was generated historically.

Adjustments included in the “Forest Acquisition Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

8k.

Represents the elimination of net revenues and cost of sales of product sales of $22.9 million between Actavis and Aptalis during the period which is reflected in the Forest subtotal after the Aptalis Acquisition.

8l.	Represents the stock-based compensation of $310.5 million in total in connection with the replacement equity awards to be granted at the close of the Forest Acquisition.

8m.

Represents increased amortisation for the fair value of identified intangible assets with definite lives for the year ended 31 December 2013. The increase in amortisation expense for intangible assets is calculated as follows (in millions):

	Weighted Average Useful Lives (Years)	Fair Value	Amortisation
CMP intangible assets of Forest	7.9	$8,848.0	$1,120.0
Other intangible assets of Forest	8.5	376.0	44.2
IPR&D of Forest	Non-Amortisable	1,808.0	—
CMP intangible assets acquired through the Aptalis Acquisition	10	2,764.7	276.5
		$13,796.7	$1,440.7
Less historical amortisation			403.6
			$1,037.1

A $100.0 million increase or decrease in fair value of identified intangible assets would increase or decrease amortisation by approximately $11.9 million.

8n.

Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Forest acquisition using a 21.0% weighted average blended statutory tax rate of the United States and Ireland, where most of Forest’s taxable income was generated historically.

Adjustments included in the “Forest Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

8o.

Represents estimated interest expense, including amortisation of deferred financing costs based on effective interest rate method, related to the new senior unsecured term loans and senior notes as follows (in millions):

Year Ended 31 December 2013
New senior unsecured term loans	$40.8
New senior notes	108.2
Total	$149.0

For the new senior unsecured term loans of $2,000.0 million, five year maturity was assumed. For the new senior notes in the principal amount of $1,000.0 million each, 10 year maturity and 30 year maturity were assumed, respectively. The assumed interest rate for these new borrowings was 3.27% on a weighted average basis. Interest expense from the cash bridge loans was not reflected in the unaudited combined pro forma statement of operations as it will not have a continuing impact due to the short term nature, even if the cash bridge loans were drawn at closing.

There is no assurance that the underlying assumptions used in interest expense calculation will not change. For this and other reasons, the actual financing of the Forest Acquisition and related financial impacts may vary significantly from the estimates included herein.

A 1/8% increase or decrease in the variable interest rate on the new senior unsecured term loans would increase or decrease the annual interest expense by $2.5 million. A 1/8% increase or decrease in the interest rate on the new senior notes would increase or decrease the annual interest expense by $2.5 million.

8p.

Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the financing for the Forest Acquisition using a 21.0% weighted average blended statutory tax rate of the United States and Ireland, where most of Forest’s taxable income was generated historically.

9.	Earnings per Share

The unaudited pro forma combined basic and diluted earnings per share calculations are based on Actavis’ consolidated basic and diluted weighted-average number of shares. The historical basic and diluted weighted average shares of Forest are assumed to be replaced by the shares expected to be issued by Actavis. All equity awards, including the replacement equity awards from the Forest Acquisition, were not included in the dilutive earnings per share calculation as they were antidilutive.

PART XV

DEFINITIONS AND FURTHER INTERPRETATION

1.	Definitions

The following definitions apply throughout this Prospectus, unless the context requires otherwise:

“$” means US dollars;

“2010 Special Dividend” means the special cash dividend of $4.00 per share, or paid by Warner Chilcott to its shareholders in September 2010;

“2012 Special Dividend” means the special cash dividend of $4.00 per share, or $1,002 million in the aggregate, paid by Warner Chilcott to its shareholders in September 2012;

“2012 Senior Notes” means the 2 October 2012 issuance of $3.9 billion in senior debt by Actavis in connection with the purchase of the Actavis Group;

“984 Patent” means Actavis’ U.S. Patent No. 7,704,984;

“A&P” means advertising and promotion;

“Actavis” means Actavis plc;

“Actavis Acquisition Debt” means Actavis Acquisition Debt S.à r.l, a company incorporated in Luxembourg;

“Actavis Capital” means Actavis Capital S.à r.l, frequently known as Actavis WC Holding S.à r.l;

“Actavis directors” means the directors of Actavis;

“Actavis EGM” means an extraordinary general meeting of the shareholders of Actavis convened to approve the issuance of Actavis Ordinary Shares as provided in the Merger Agreement;

“Actavis Group” means Actavis and its group companies;

“Actavis Group Acquisition” means the acquisition, on 31 October 2012, by Watson of the Actavis Group for a cash payment of €4.2 billion, or approximately $5.5 billion, and contingent consideration of 5.5 million newly issued shares of Actavis, Inc.;

“Actavis, Inc.” means Actavis, Inc., a Nevada corporation, formerly Watson;

“Actavis Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of Actavis;

“Actavis Pharma” means as of 31 December 2013, the segment of Actavis’ business in respect of off-patent pharmaceutical products that are therapeutically equivalent to proprietary products and as of the date of this Prospectus, the segment of Actavis’ business in respect of generics, speciality brands, branded generics and third party commercial operators and which included patent protected products and certain trademarked off-patent products that Actavis sells and markets as brand pharmaceutical products that are therapeutically equivalent to proprietary products;

“Actavis Share Issuance Proposal” means the issuance of Actavis Ordinary Shares pursuant to the Merger Agreement;

“Actavis Speciality Brands” means as of 31 December 2013, the segment of Actavis’ business in respect of patent-protected products and certain trademarked off-patent products that Actavis sold and marketed as branded pharmaceutical products;

“Actavis W.C. Holding, Inc.” means the corporation previously known as Actavis W.C. Holding LLC;

“Actavis W.C. Holding LLC” means a Nevada limited liability company that was converted to a corporation and renamed Actavis W.C. Holding, Inc.;

“Actavis W.C. Holding 2 LLC” means a Nevada limited liability company that was converted to a corporation and renamed Actavis W.C. Holding 2, Inc.;

“Adamas” means Adamas Pharmaceuticals, Inc.;

“Additional Term Loan Facilities” means the additional term loans in an aggregate principal amount of $600 million procured in August 2012 by certain Warner Chilcott subsidiaries by entry into an amendment to the Credit Agreement governing the Initial Senior Secured Credit Facilities;

“ALMC” means ALMC Eignarhaldsfélag, a company incorporated in Iceland;

“Almirall” means Almirall, S.A.;

“Amgen” means Amgen, Inc.;

“Amgen Collaboration Agreement” means the collaboration agreement entered into between Actavis and Amgen on 19 December 2011 to develop and commercialise, on a worldwide basis, biosimilar versions of Herceptin®, Avastin®, Rituxan/Mab Thera®, and Erbitux®;

“ANDA” means abbreviated new drug application;

“Anda Distribution” means the segment of Actavis’ business in respect of the distribution of generic and branded pharmaceutical products manufactured by third parties, as well as by Actavis, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices;

“APA” means advance pricing agreement;

“API” means active pharmaceutical ingredients;

“Aptalis” means Aptalis Holdings, Inc.;

“Aptalis Acquisition” means the acquisition of Aptalis by Forest which closed on 31 January 2014;

“Aptalis Merger Agreement” means the agreement and plan of merger entered into on 7 January 2014 in relation to the Aptalis Acquisition;

“Arrow Acquisition” means the acquisition by Watson of Arrow in December 2009;

“Arrow” means the Arrow Group;

“ASC” means Financial Accounting Standards Board Accounting Standards Codification;

“Ascent” means Ascent Pharmahealth Limited;

“Ascent Acquisition” means the acquisition of Ascent;

“Ascent Share Purchase” means the share purchase effected by the Ascent Share Purchase Agreement;

“Ascent Share Purchase Agreement” means the share purchase agreement to effect the Ascent Acquisition;

“AstraZeneca” means AstraZeneca AB;

“Audit Committee” means the audit committee of Actavis;

“Aurobindo” means Aurobindo Pharma Limited;

“AU$” means Australian dollars;

“Available Cash Election Amount” means the difference between (a) the product of $26.04 multiplied by the total number of shares of Forest Common Stock (other than shares to be cancelled or converted pursuant to the Merger Agreement) issued and outstanding immediately prior to the effective time of the First Merger, minus (b) the product of (i)(x) the total number of Standard Elections made or prescribed by the Merger Agreement multiplied by (y) $26.04 minus (c) the product of (i) the total number of proposed dissenting shares as of immediately prior to the effective time of the First Merger multiplied by the Cash Election Consideration of $86.81;

“AWP” means average wholesale price;

“Barr” means Barr Pharmaceuticals, Inc.;

“Base Indenture” means the indenture dated 24 August 2009, entered into by Actavis, Inc., and Wells Fargo as trustee under which Actavis, Inc. issued the Notes in a registered offering pursuant to an effective Registration Statement on Form S-3 filed with the SEC;

“Bayer” means Bayer Pharma AG together with its affiliates;

“BofA” means Bank of America, N.A.;

“BPH” means Benign Prostatic Hyperplasia;

“Cash Election” means the election by Forest stockholders for the Cash Election Consideration;

“Cash Election Amount” means the product of the number of shares with respect to which Cash Elections have been made multiplied by the Cash Election Consideration of $86.81;

“Cash Election Consideration” means $86.81 in cash;

“Cash Fraction” means a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount;

“Central Bank” means the Central Bank of Ireland;

“CEO” means Chief Executive Officer;

“CF” means cystic fibrosis;

“Changzhou” means Changzhou Watson Pharmaceuticals Changzhou Watson Pharmaceuticals Co., Ltd;

“CIA” means a corporate integrity agreement;

“cIAI” means complicated intra-abdominal infections;

“Clinical Data” means Clinical Data, Inc.;

“Closing Date” means the date on which the closing of the Mergers takes place;

“CMP” means currently marketed products;

“CNS” means central nervous system;

“CoC” means the Actavis code of conduct which applies to all board members and all officers and employees of Actavis;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Collaboration Agreement” means the collaboration agreement dated October 8, 2004, by and between The Procter & Gamble Company and Procter & Gamble Pharmaceuticals, Inc. and Aventis Pharmaceuticals, Inc. with respect to Actonel (risedronate sodium tablets) and Atelvia (risedronate sodium delayed-release tablets);

“Columbia Labs” means Columbia Laboratories, Inc.;

“Combined Company” means the Actavis Group combined with the Forest Group following the Mergers;

“Commission Regulation 1606/2002” means Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of international accounting standards;

“Commitment Party” has the meaning given to it in Part V (Information on Actavis) of this Prospectus, and “Commitment Parties” shall be construed accordingly;

“Companies Acts” means the Irish Companies Acts 1963 to 2013, as amended;

“Compensation Committee” means the compensation committee of Actavis;

“COPD” means chronic obstructive pulmonary disease;

“CPL” means Contract Pharmaceuticals Limited Canada;

“Credit Agreement” means the credit agreement entered into in March 2011 by certain Warner Chilcott subsidiaries with a syndicate of lenders in order to refinance the prior senior secured credit facilities;

“cUTI” means complicated urinary tract infections;

“DB” means Deutsche Bank AG, London Branch, a branch of a company incorporated under the laws of the Federal Republic of Germany;

“Deposited Securities” means shares of Actavis that are held through DTC;

“DGCL” means Delaware General Corporation Law;

“DoJ” means the U.S. Department of Justice;

“Dong-A” means Dong-A PharmTech Co. Ltd.;

“DTC” means the Depository Trust Company;

“DWT” means Irish dividend withholding tax;

“DWT Forms” means Irish Revenue Commissioners dividend withholding tax forms;

“EBITDA” means earnings before interest, taxes, depreciation, and amortisation;

“EEA” means the European Economic Area;

“Election Deadline” means 5:00 p.m. on the twenty-fifth day following the Election Form Mailing Date (or such other time and date as Actavis and Forest shall agree);

“Election Form Mailing Date” means a date to be mutually agreed by Forest and Actavis that is not more than forty-five (45) days nor less than thirty (30) days prior to the anticipated Closing Date of the First Merger (or on such other date as Actavis and Forest mutually agree);

“Election Form Record Date” means the fifth business day prior to the Election Form Mailing Date;

“EMA” means European Medicines Agency;

“Endo” means Endo Pharmaceuticals, Inc.;

“Equity Plan” means the Forest stockholder-approved 2007 Equity Incentive Plan;

“E.U.” means the European Union;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Excluded Territory” means any jurisdiction, their territories and possessions, where it would be unlawful for this Prospectus to be released, forwarded, transmitted, published or distributed, in whole or in part, or for the Mergers to be accepted;

“Existing Actavis Revolving Credit and Guaranty Agreement” means the Amended and Restated Actavis Revolving Credit and Guaranty Agreement, dated as of 1 October 2013, among Actavis, as parent guarantor, Actavis Capital S.à r.l. (f/k/a Actavis WC Holdings S.à r.l.), as borrower, Actavis, Inc., as a subsidiary guarantor, the lenders party thereto from time to time and BofA, as administrative agent;

“ex-U.S. regulatory authorities” means regulatory authorities outside the United States;

“FATCA” means the U.S. Foreign Account Tax Compliance Act, as amended;

“FCC” means the U.S. Federal Communications Commission;

“FCPA” means the U.S. Foreign Corrupt Practices Act;

“FDA” means the U.S. Food and Drug Administration;

“FDAAA” means U.S. Food and Drug Administration Amendments Act;

“FDC” means a fixed dose combination;

“Federal False Claims Act” means the U.S. False Claims Act, (31 U.S.C. §§ 3729–3733);

“Fetzima” means Fetzima™ (levomilnacipran extended-release capsules);

“First Merger” means the merging of Merger Sub 1 with and into Forest;

“First Merger Proposal” means the proposal to adopt the Merger Agreement;

“First Supplemental Indenture” means an indenture dated 24 August 2009, supplementing the Base Indenture;

“Foreign Corrupt Practices Act” means Foreign Corrupt Practices Act of 1977 (FCPA) (15 U.S.C. § 78dd-1, et seq.;

“Forest 2007 Plan” means the Forest 2007 Equity Incentive Award Plan, as amended;

“Forest” means Forest Laboratories, Inc.;

“Forest Acquisition” means the pending acquisition of Forest by Actavis which was announced on 18 February 2014;

“Forest Common Stock” means shares of common stock, par value $0.10 per share, of Forest;

“Forest Equity Plans” means the Forest 2007 Equity Incentive Award Plan, the Forest 2004 Stock Option Plan and the Forest 2000 Stock Option Plan, in each case, as amended from time to time;

“Forest Holdings” means FRX Churchill Holdings, Inc.;

“Forest Merger Sub” means FRX Churchill Sub, Inc.;

“Foshan Sale” means the purchase of Actavis (Foshan) Pharmaceuticals Co., Ltd. by Zhejiang Chiral Medicine Chemicals Co., Ltd;

“Fourth Supplemental Indenture” means an indenture dated 1 October 2013, entered into by Actavis, Actavis, Inc., and Wells Fargo, supplementing the Base Indenture;

“FTC” means the U.S. Federal Trade Commission;

“Furiex” means Furiex Pharmaceuticals, Inc.;

“Furiex Merger Agreement” means the agreement and plan of merger entered into between Forest, Furiex and Royal on 27 April 2014;

“F.W. Cook” means Frederic W. Cook & Co., Inc.;

“G&A” means general and administrative;

“Grünenthal” means Grünenthal GmbH;

“GSK” means GlaxoSmithKline plc;

“Harvard” means The Harvard Drug Group, L.L.C.;

“HMO” means a health maintenance organisation;

“Hospira” means Hospira, Inc., a U.S.-based global pharmaceutical and medical device company with headquarters in Lake Forest, Illinois, USA;

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“Humana” means Humana, Inc.;

“I-Investments” means I-Investments Pty Limited;

“Impax” means Impax Laboratories, Inc.;

“IMS” means IMS Health, Inc.;

“Initial Senior Secured Credit Facilities” means the senior secured credit facilities in the aggregate amount of $3,250 million, comprised of $3,000 million in aggregate term loan facilities and a $250 million revolving credit facility facilities, provided to Warner Chilcott pursuant to the Credit Agreement;

“Intended Tax Treatment” means that for U.S. federal income tax purposes, the Mergers shall (1) qualify as a reorganisation within the meaning of Section 368(a) of the Code and (2) not result in gain being recognised by persons who are Forest stockholders immediately prior to the Effective Time of the Mergers under Section 367(a) of the Code (other than any such Forest stockholder that would be a “5% transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Actavis following the Mergers that does not enter into a five-year gain recognition agreement in the form provision in Treasury Regulations Section 1.367(a)-8);

“IPR&D” means in-process research and development;

“Ireland” means Ireland, excluding Northern Ireland, and the word “Irish” shall be construed accordingly;

“Irish CAT” means Irish capital acquisitions tax;

“Irish CGT” means Irish capital gains tax or corporation tax on chargeable gains (as applicable);

“Irish High Court” means the High Court of Ireland;

“Irish Prospectus Regulations” means the Prospectus (Directive 2003/71/EC) Regulations 2005;

“Irish Takeover Rules” means the Irish Takeover Panel Act, 1997, Takeover Rules, 2013;

“Ironwood” means Ironwood Pharmaceuticals, Inc.;

“IRS” means the U.S. Internal Revenue Service;

“Janssen” means Janssen Pharmaceutical N.V.;

“J.P. Morgan” means J.P. Morgan Securities LLC;

“Landsbanki” means Landsbanki Islands hf., a company incorporated in Iceland;

“Lenders” means (i) Bank of America, N.A.; (ii) Mizuho Bank, Ltd.; (iii) Wells Fargo Bank, National Association; (iv) The Bank of Tokyo-Mitsubishi UFJ, Ltd.; (v) HSBC Bank USA, National Association; (vi) Sumitomo Mitsui Banking Corporation; (vii) The Royal Bank of Scotland plc; (viii) DnB Capital LLC; (ix) Lloyds Bank plc; (x) MetLife, CT; (xi) TD Bank, N.A.; (xii) Barclays Bank PLC; (xiii) Citibank, N.A.; (xiv) Deutsche Bank AG Cayman Islands Branch; (xv) Fifth Third Bank; (xvi) PNC Bank, National Association; (xvii) Santander Bank, N.A.; (xviii) US Bank, National Association; (xix) Compass Bank; (xx) The Bank of Nova Scotia; (xxi) The Governor and Company of the Bank of Ireland; (xxii) Associated Bank, N.A.; (xxiii) Raymond James Bank, N.A.; (xxiv) State Bank of India, Los Angeles Agency; (xxv) The Northern Trust Company; (xxvi) Credit Industriel et Commercial; (xxvii) BNP Paribas; (xxviii) First Merit Bank, N.A.; (xxix) First Commercial Bank; (xxx) First Hawaiian Bank; (xxxi) Bank of the West; (xxxii) Manufacturers Bank; (xxxiii) Sabadell United Bank; (xxxiv) City National Bank, na; (xxxv) Credit Agricole Corporation and Investment Bank;

“LEO” means Leo Pharma A/S;

“LIBOR” means bear interest based on one-month London Interbank Offered Rate plus an applicable margin;

“Linzess” means Linzess (linaclotide);

“Lupin” means Lupin Ltd. and Lupin Pharmaceuticals, Inc.;

“M&A” means merger and acquisition;

“MCO” means a managed care organisation;

“MDD” means major depressive disorder;

“MDL” means multi-district litigation;

“MEAAP” means Middle East, Africa, Australia, and Asia Pacific;

“Medicaid” means a U.S. government insurance programme for person of all ages whose income and resources are insufficient to pay for health care;

“Medicare” means a U.S. national social insurance programme, administered by the U.S. federal government, that guarantees access to health insurance for Americans aged 75 and older who have worked and paid into the system, and younger people with disabilities and people with certain particular conditions;

“Mergers” means the First Merger and the Second Merger;

“Merger Agreement” means the agreement and plan of merger dated as of 17 February 2014 entered into by Actavis, Forest, Tango U.S. Holdings, Tango Merger Sub 1 LLC, and Tango Merger Sub 2 LLC;

“Merger Consideration” means the total amount of cash and number of shares that would have been paid and issued if all of such shares of Forest Common Stock were converted into the Standard Election Consideration;

“Merger Sub” means Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2, Inc.);

“Merger Sub 1” means Tango Merger Sub 1 LLC;

“Merger Sub 2” means Tango Merger Sub 2 LLC;

“Merger Subs” means Merger Sub 1 and Merger Sub 2;

“Mizuho” means Mizuho Bank Limited;

“moksha8” means moksha8 Pharmaceuticals, Inc.;

“moksha8 Sale” means sale by Actavis of its equity interest in moksha8;

“Mylan” means Mylan Pharmaceuticals Inc. and Famy Care Ltd.;

“NDA” means new drug application;

“New York Actions” means the putative stockholder class action complaints filed in the Supreme Court of the State of New York by purported stockholders of Forest;

“Nitrogen DS Limited” means Nitrogen DS Limited, a company incorporated in the British Virgin Islands;

“Novartis” means Novartis Pharmaceuticals Corporation;

“Novartis AG” means Novartis International AG;

“NPI” means Norwich Pharmaceuticals, Inc.;

“NYSE” means the New York Stock Exchange;

“Offer” means the offer by Actavis to Forest stockholders of Actavis Ordinary Shares;

“OIG-HHS” means Office of Inspector General—U.S. Department of Health and Human Services;

“OMJPI” means Ortho-McNeil-Janssen Pharmaceuticals, Inc.;

“Orange Book” means the FDA Orange Book: Approved Drug Products with Therapeutic Equivalence Evaluations;

“OTC” means over-the-counter;

“Outside Date” means 17 August 2014;

“Palau” means Palau Pharma, S.A.;

“Panel” means the Irish Takeover Panel;

“Paomar” means Paomar plc;

“Paratek” means Paratek Pharmaceuticals, Inc.;

“PEP” means pancreatic enzyme product;

“PFIC” means passive foreign investment company, and “PFICs” shall be construed accordingly;

“Pfizer” means Pfizer, Inc.;

“Prospectus” means this Prospectus;

“Prospectus Directive” means Prospectus Directive 2003/71/EC;

“Prospectus Regulation” means Commission Regulation (EC) 809/2004;

“QIDP” means qualified infectious disease product;

“R&D” means research and development;

“Relevant Territories” means the countries listed in Annex E to the joint proxy statement/prospectus;

“rFSH” means Itero Biopharmaceuticals, Inc.’s recombinant follicle stimulating hormone;

“Richter” means Gedeon Richter Ltd;

“Royal” means Royal Empress, Inc. a wholly-owned subsidiary of Forest;

“Rugby” means Rugby Group, Inc.;

“Rugby Sale” means the sale by Actavis of its Rugby pharmaceutical products and trademarks on 29 October 2012;

“SDRT” means stamp duty reserve tax;

“Sandoz” means Sandoz, Inc., a subsidiary of Novartis AG;

“Sanofi” means Sanofi-Aventis U.S. LLC;

“Sanofi Amendment” means the amendment agreement to the Collaboration Agreement, dated December 19, 2007, by and between The Procter & Gamble Company and Procter & Gamble Pharmaceuticals, Inc. and Sanofi-Aventis U.S. LLC, as successor in interest to Aventis Pharmaceuticals, Inc.;

“SEC” means the U.S. Securities and Exchange Commission;

“Second Merger” means the merging of Forest with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company;

“Second Supplemental Indenture” means an indenture dated 7 May 2010, supplementing the Base Indenture;

“Section 7874” means section 7874 of the Internal Revenue Code of 1986, as amended;

“Silom Medical” means Silom Medical Company;

“Senior Secured Credit Facilities” means the Additional Term Loan Facilities and the Initial Senior Secured Credit Facilities;

“SG&A” means selling, general and administrative;

“Specifar” means Specifar Commercial Industrial Pharmaceutical, Chemical and Construction Exploitations Société Anonyme;

“Specifar Acquisition” means the acquisition by Actavis of Specifar Commercial Industrial Pharmaceutical, Chemical and Construction Exploitations Société Anonyme (ABEE);

“SPL” means Strides Pharma Limited;

“Standard Election” means the election by Forest stockholders for the Standard Election Consideration;

“Standard Election Consideration” means 0.3306 of an Actavis Ordinary Share and $26.04 in cash;

“Stock Election” means the election by Forest stockholders for the Stock Election Consideration;

“Stock Election Consideration” means 0.4723 of an Actavis Ordinary Share;

“Strides Arcolab” means Strides Arcolab Limited;

“Tango U.S. Holdings” means Tango U.S. Holdings, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Actavis;

“Tax Treaty” means the current income tax treaty between Ireland and the United States;

“Term Loan Credit Agreement” means the senior unsecured term loan credit agreement entered into by Actavis in connection with the Actavis Group Acquisition;

“Teva” means Teva Pharmaceutical Industries Limited;

“Third Supplemental Indenture” means an indenture dated 2 October 2012, supplementing the Base Indenture;

“Trevena” means Trevena, Inc.;

“Tudorza” means Tudorza Pressair (aclidinium bromide inhalation powder);

“UK Person” means a natural or legal person resident in the UK;

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia;

“U.S. GAAP” means U.S. generally accepted accounting principles;

“U.S. Pharmacopeia” means an organisation which publishes industry recognised compendia of drug standards;

“U.S. Securities Act” means the Securities Act of 1933, as amended;

“Uteron” means Uteron Pharma, S.A.;

“Uteron Acquisition” means the acquisition by Actavis, Inc., on 23 January 2013, of Uteron for approximately $142.0 million in cash, plus assumption of debt and other liabilities of $7.7 million and up to $155.0 million in potential future milestone payments;

“Uteron Stock Purchase” means the stock purchase of Uteron by Actavis, Inc., Watson Pharma Actavis and each of the shareholders;

“Uteron Stock Purchase Agreement” means the agreement to effect the Uteron Stock Purchase;

“Valeant” means Valeant Pharmaceuticals International, Inc.;

“WAC” means wholesale acquisition cost;

“Warner Chilcott” means Warner Chilcott plc;

“Warner Chilcott Acquisition” means the acquisition of Warner Chilcott which closed on 1 October 2013;

“Watson” means Watson Pharmaceuticals, Inc.;

“Watson Pharma” means Watson Pharma S.à r.l.;

“Watson Pharma Actavis” means Watson Pharma Actavis S.à r.l., a company incorporated in Luxembourg and wholly-owned subsidiary of Actavis, Inc.;

“Watson Term Loan Credit Agreement” means the agreement dated 22 June 2012 by and among Watson, BofA as administrative Agent, and a syndicate of banks participating as lenders, entering into a senior unsecured term loan credit agreement;

“WCCL” means Warner Chilcott Company, LLC;

“WC Corporation” means Warner Chilcott Corporation;

“WCFL” means Warner Chilcott Finance LLC;

“WCHC” means Warner Chilcott Holdings Company III Limited;

“WC Luxco” means WC Luxco S.à r.l.;

“WC Plan” means the defined benefit pension plans of Warner Chilcott covering certain employees in Western Europe;

“WC Term Loan Agreement” means the Warner Chilcott Term Loan Credit and Guaranty Agreement; and

“Wells Fargo” means Wells Fargo Bank, National Association.

2.	Further Interpretation

In this Prospectus:

(i)	all amounts referred to by “€” refer to euro;

(ii)	all amounts referred to by “$” refer to U.S. dollars;

(iii)	any reference “undertaking” has the meaning given by the European Communities (Companies: Group Accounts) Regulations 1992;

(iv)	any reference to “subsidiary” has the meaning given to it by Section 155 of the Act as amended;

(v)

any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise; and

(vi)	words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine or neuter gender.

Appendix I

FINANCIAL INFORMATION ON FOREST

1.	INCORPORATION BY REFERENCE

The audited financial statements contained in Forest’s Annual Reports on Form 10-K for the fiscal years ended 31 March 2013, 2012 and 2011, together with the unqualified independent audit reports in respect of those financial statements, that Forest previously filed with the SEC are incorporated by reference into this Prospectus.

The unaudited financial statements contained in Forest’s Quarterly Report on Form 10-Q that Forest filed with the SEC on 6 February 2014 are incorporated by reference into this Prospectus and the Forest results of operations for the fourth quarter ended 31 March 2014 on Form 8-K.

2.	CROSS-REFERENCE LIST

The following list is intended to enable investors to identify easily specific items of information which have been incorporated by reference into this Appendix (Financial Information on Forest) of this Prospectus. All Forest information that has been incorporated by reference into this Prospectus is available by clicking on http://investor.frx.com/prospectusdocuments. Forest’s historic Annual Reports are available on http://www.frx.com.

Amendment No. 1 to Actavis’ registration statement on Form S-4 filed with the SEC on 2 May 2014

The page numbers below refer to the relevant pages of Amendment No. 1 to Actavis’ registration statement on Form S-4 filed with the SEC on 2 May 2014:

•	Interests of Forest’s Directors and Executive Officers in the Transaction—page 101; and

•	Stock Ownership of Certain Beneficial Owners and Management/Directors (Forest)—page 216.

Current Report on Form 8-K filed with the SEC on 29 April 2014

•	Specified Items for the three and twelve months ended 31 March 2013 and 31 March 2014—page 4;

•	Specified Items for the three and twelve months ended 31 March 2013 and 31 March 2014—page 4;

•	Reconciliation of GAAP EPS to Non- GAAP EPS for the three and twelve months ended 31 March 2014 and 31 March 2013—page 6; and

•	Forest and subsidiaries consolidated statement sof operations (unaudited) for the three months ended 31 March 2014 and 2013 and twelve months ended 31 March 2014 and 2013—page 7.

Financial Statements of Forest for the period ended 31 March 2013 and Independent Auditors’ Report thereon

The page numbers below refer to the relevant pages of Forest’s Annual Report on Form 10-K for the fiscal year ended 31 March 2013:

•	Report of Independent Registered Public Accounting Firm—page 51;

•	Consolidated Balance Sheets as of 31 March 2013 and 2012—page 53;

•	Consolidated Statements of Operations for the years ended 31 March 2013, 2012 and 2011—page 55;

•	Consolidated Statements of Comprehensive Income (Loss) for the years ended 31 March 2013, 2012 and 2011—page 56;

•	Consolidated Statements of Stockholders’ Equity for the years ended 31 March 2013, 2012 and 2011—page 57;

•	Consolidated Statements of Cash Flows for the years ended 31 March 2013, 2012 and 2011—page 58;

•	Notes to Consolidated Financial Statements—page 59; and

•	Schedule II—Valuation and Qualifying Accounts—page 84.

Financial Statements of Forest for the period ended 31 March 2012 and Independent Auditors’ Report thereon

The page numbers below refer to the relevant pages of Forest’s Annual Report on Form 10-K for the fiscal year ended 31 March 2012:

•	Report of Independent Registered Public Accounting Firm—page 47;

•	Consolidated Balance Sheets as of 31 March 2012 and 2011—page 49;

•	Consolidated Statements of Income for the years ended 31 March 2012, 2011 and 2010—page 51;

•	Consolidated Statements of Comprehensive Income for the years ended 31 March 2012, 2011 and 2010—page 52;

•	Consolidated Statements of Stockholders’ Equity for the years ended 31 March 2012, 2011 and 2010—page 53;

•	Consolidated Statements of Cash Flows for the years ended 31 March 2012, 2011 and 2010—page 54

•	Notes to Consolidated Financial Statements—page 55; and

•	Schedule II—Valuation and Qualifying Accounts—page 44.

Financial Statements of Forest for the period ended 31 March 2011 and Independent Auditors’ Report thereon

The page numbers below refer to the relevant pages of Forest’s Annual Report on Form 10-K for the fiscal year ended 31 March 2011:

•	Report of Independent Registered Public Accounting Firm—page 45;

•	Consolidated Balance Sheets as of 31 March 2011 and 2010—page 47;

•	Consolidated Statements of Income for the years ended 31 March 2011, 2010 and 2009—page 49;

•	Consolidated Statements of Comprehensive Income for the years ended 31 March 2011, 2010 and 2009—page 50;

•	Consolidated Statements of Stockholders’ Equity for the years ended 31 March 2011, 2010 and 2009—page 51;

•	Consolidated Statements of Cash Flows for the years ended 31 March 2011, 2010 and 2009—page 52;

•	Notes to Consolidated Financial Statements—page 53; and

•	Schedule II—Valuation and Qualifying Accounts—page 42.

Condensed Consolidated Financial Statements of Forest at 31 December 2013

The page numbers below refer to the relevant pages of Forest’s Quarterly Report on Form 10-Q filed with the SEC on 6 February 2014:

•	Condensed Consolidated Balance Sheet as of 31 December 2013 and 31 March 2013—page 3;

•	Condensed Consolidated Statements of Operations for the three and nine months ended 31 December 2013 and 31 December 2012—page 5;

•	Condensed Consolidated Statements of Comprehensive Income (Loss) for the three and six months ended 31 December 2013 and 31 December 2012—page 6;

•	Condensed Consolidated Statements of Cash Flows for the nine months ended 31 December 2013 and 31 December 2012—page 7; and

•	Notes to Condensed Consolidated Financial Statements—page 8.

Condensed Consolidated Financial Statements of Forest at 31 December 2012

The page numbers below refer to the relevant pages of Forest’s Quarterly Report on Form 10-Q filed with the SEC on 7 February 2013:

Condensed Consolidated Balance Sheet as of 31 December 2012 and 31 March 2012—page 1;

•	Condensed Consolidated Statements of Operations for the three and nine months ended 31 December 2012 and 31 December 2011—page 3;

•	Condensed Consolidated Statements of Comprehensive Income (Loss) for the three and six months ended 31 December 2012 and 31 December 2011—page 4;

•	Condensed Consolidated Statements of Cash Flows for the nine months ended 31 December 2012 and 31 December 2011—page 5; and

•	Notes to Condensed Consolidated Financial Statements—page 6.

Printed by RR Donnelley, 727168

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on May 2, 2014. Each of Actavis and Forest has mailed to its stockholders or shareholders the proxy statement/prospectus. In addition, each of Actavis and Forest has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus that was filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.